As filed with the Securities and Exchange Commission on December 18, 2013.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Rockville Financial, Inc.

(Exact Name of Registrant as Specified in its Charter)

Connecticut	6712	27-3577029
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

45 Glastonbury Boulevard, Suite 200

Glastonbury, Connecticut 06033

(860) 291-3600

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

William H. W. Crawford, IV

President and Chief Executive Officer

Rockville Financial, Inc.

45 Glastonbury Boulevard, Suite 200

Glastonbury, Connecticut 06033

(860) 291-3600

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:

William W. Bouton, III James R. Burke Hinckley, Allen & Snyder LLP 20 Church Street Hartford, CT 06103 (860) 331-2626	Richard B. Collins Chairman, President and CEO United Financial Bancorp, Inc. 95 Elm Street West Springfield, MA 01089 (413) 787-1700	Scott A. Brown Sean P. Kehoe Kilpatrick Townsend & Stockton LLP 607 14th Street, N.W., Suite 900 Washington, D.C. 20005 (202) 508-5817

Approximate date of commencement of the proposed sale of the securities to the public:

As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐		Accelerated filer ☒

Non-accelerated filer ☐	(Do not check if a smaller reporting company)	Smaller reporting company ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)
Common Stock, no par value	28,436,143	N/A	$393,234,384(3)	$50,649

(1)	Represents the maximum number of shares of Rockville Financial, Inc. common stock estimated to be issuable upon completion of the merger described herein. This number is based on the number of shares of United Financial Bancorp, Inc. common stock outstanding and reserved for issuance under various plans as of December 17, 2013, and the exchange of each such share of United Financial Bancorp, Inc. common stock for 1.3472 shares of Rockville Financial, Inc. common stock, pursuant to the terms of the Agreement and Plan of Merger, dated as of November 14, 2013, by and between United Financial Bancorp, Inc. and Rockville Financial, Inc., which is attached to the joint proxy statement/prospectus as Annex A.

(2)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and computed pursuant to Rules 457(f) and 457(c) under the Securities Act, based on a rate of $128.80 per $1,000,000 of the proposed maximum aggregate offering price.

(3)	The proposed maximum aggregate offering price of the registrant’s common stock was calculated based upon the market value of shares of United Financial Bancorp, Inc. common stock in accordance with Rules 457(c) and 457(f) under the Securities Act as follows: the product of (A) $18.63, the average of the high and low prices per share of United Financial Bancorp, Inc. common stock as reported on the NASDAQ Global Select Market on December 17, 2013 and (B) 21,107,589, the estimated maximum number of shares of United Financial Bancorp, Inc. common stock that may be exchanged for the merger consideration, including shares reserved for issuance under various equity plans.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED DECEMBER 18, 2013

Proxy Statement	Prospectus

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Stockholder:

On November 14, 2013, United Financial Bancorp, Inc., or United, and Rockville Financial, Inc., or Rockville, entered into an Agreement and Plan of Merger (which we refer to as the “merger agreement”) that provides for the combination of the two companies. Under the merger agreement, United will merge with and into Rockville, with Rockville as the surviving corporation (which we refer to as the “merger”). Rockville’s certificate of incorporation will be amended at the effective time of the merger to change its name to “United Financial Bancorp, Inc.” The merger will create the largest community bank headquartered in the Hartford-Springfield market with approximately $4.8 billion in assets, over 50 branches and a top five deposit market share in each of the Hartford and Springfield metropolitan statistical areas.

In the merger, each share of United common stock (except for specified shares of United common stock held by United or Rockville) will be converted into the right to receive 1.3472 shares of Rockville common stock (which we refer to as the “exchange ratio”). Although the number of shares of Rockville common stock that United stockholders will receive is fixed, the market value of the merger consideration will fluctuate with the market price of Rockville common stock and will not be known at the time United stockholders vote on the merger. Based on the closing price of Rockville’s common stock on the NASDAQ Global Select Market on November 14, 2013, the last trading day before public announcement of the merger, the exchange ratio represented approximately $18.35 in value for each share of United common stock and on [                    ], the latest practicable trading day before the date of this document, the exchange ratio represented approximately $[        ] in value for each share of United common stock. We urge you to obtain current market quotations for Rockville (trading symbol “RCKB”) and United (trading symbol “UBNK”).

Based on the current number of shares of United common stock outstanding and reserved for issuance under employee benefit plans, Rockville expects to issue approximately 28.4 million shares of common stock to United stockholders in the aggregate upon completion of the merger.

United and Rockville will each hold a special meeting of its stockholders in connection with the merger. Each company’s stockholders will be asked to vote to approve the merger agreement and related matters, as described in the attached joint proxy statement/prospectus. Approval of the merger agreement requires the affirmative vote of at least two-thirds of the outstanding shares of Rockville common stock and the affirmative vote of a majority of the outstanding shares of United common stock.

The special meeting of United stockholders will be held on [        ] at [        ], at [        ] local time. The special meeting of Rockville stockholders will be held on [        ] at [        ], at [        ] local time.

United’s board of directors recommends a vote “FOR” the approval of the merger agreement and “FOR” the other matters to be considered at the United special meeting.

Rockville’s board of directors unanimously recommends a vote “FOR” the approval of the merger agreement and “FOR” the other matters to be considered at the Rockville special meeting.

This joint proxy statement/prospectus describes the special meetings of United and Rockville, the merger, the documents related to the merger and other related matters. Please carefully read this entire joint proxy statement/prospectus, including “Risk Factors,” beginning on page 31, for a discussion of the risks relating to the proposed merger. You also can obtain information about Rockville and United from documents that each has filed with the Securities and Exchange Commission.

William H. W. Crawford, IV President and Chief Executive Officer Rockville Financial, Inc.	Richard B. Collins Chairman, President and Chief Executive Officer United Financial Bancorp, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the merger or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either Rockville or United, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this joint proxy statement/prospectus is [            ], and it is first being mailed or otherwise delivered to the stockholders of Rockville and United on or about [            ].

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the Stockholders of Rockville Financial, Inc.:

Rockville Financial, Inc. will hold a special meeting of stockholders at [            ] local time, on [            ], at [            ] to consider and vote upon the following matters:

•	a proposal to approve the Agreement and Plan of Merger, dated as of November 14, 2013, by and between United Financial Bancorp, Inc. and Rockville Financial, Inc., pursuant to which United will merge with and into Rockville, as more fully described in the attached joint proxy statement/prospectus (which we refer to as the “Rockville merger proposal”);

•	a proposal to adjourn the Rockville special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Rockville merger proposal (which we refer to as the “Rockville adjournment proposal”);

•	a proposal to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of Rockville may receive in connection with the merger pursuant to existing agreements or arrangements with Rockville (which we refer to as the “Rockville compensation proposal”);

•	a proposal to approve an amendment to Rockville’s certificate of incorporation that (1) sets the number of directors of Rockville, as the surviving corporation in the merger, in accordance with Rockville’s bylaws and (2) reclassifies the Rockville board of directors from a board with four classes of directors serving staggered four-year terms to a board with three classes of directors serving staggered three-year terms (which we refer to as the “Rockville certificate amendment proposal”); and

•	to transact such other business as may properly come before the meeting or any adjournment thereof.

We have fixed the close of business on [            ] as the record date for the special meeting. Only Rockville common stockholders of record at that time are entitled to notice of, and to vote at, the Rockville special meeting, or any adjournment or postponement of the Rockville special meeting. Approval of the Rockville merger proposal requires the affirmative vote of at least two-thirds of the outstanding shares of Rockville common stock. Approval of each of the Rockville adjournment proposal and the Rockville compensation proposal requires the affirmative vote of a majority of the shares present or represented at the special meeting and entitled to vote on the matter. Approval of the Rockville certificate amendment proposal requires the affirmative vote of not less than 80% of the outstanding shares of Rockville common stock.

Rockville’s board of directors has unanimously adopted the merger agreement, has determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Rockville and its stockholders, and unanimously recommends that Rockville stockholders vote “FOR” the Rockville merger proposal, “FOR” the Rockville adjournment proposal, “FOR” the Rockville compensation proposal and “FOR” the Rockville certificate amendment proposal.

Your vote is very important. We cannot complete the merger unless Rockville’s common stockholders approve the merger agreement. If you fail to vote, mark “ABSTAIN” on your proxy or fail to instruct your bank or broker with respect to the Rockville merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

Regardless of whether you plan to attend the Rockville special meeting, please vote as soon as possible. If you hold stock in your name as a stockholder of record of Rockville, please complete, sign, date and return the accompanying proxy card in the enclosed postage-paid return envelope or vote via telephone or the internet. If you hold your stock in “street name” through a bank or broker, please follow the instructions on the voting instruction card furnished by the record holder.

The enclosed joint proxy statement/prospectus provides a detailed description of the special meeting, the merger, the documents related to the merger and other related matters. We urge you to read the joint proxy statement/prospectus, including any documents incorporated in the joint proxy statement/prospectus by reference, and its annexes carefully and in their entirety.

If you have any questions or need assistance voting your shares, please contact our proxy solicitor, Morrow & Co., LLC, at (855) 264-1296.

BY ORDER OF THE BOARD OF DIRECTORS,

William H. W. Crawford, IV
President and Chief Executive Officer

[                    ], 2014

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the Stockholders of United Financial Bancorp, Inc.:

United Financial Bancorp, Inc. will hold a special meeting of stockholders at [            ] local time, on [            ], at [            ] to consider and vote upon the following matters:

•	a proposal to approve the Agreement and Plan of Merger, dated as of November 14, 2013, by and between United Financial Bancorp, Inc. and Rockville Financial, Inc., pursuant to which United will merge with and into Rockville, as more fully described in the attached joint proxy statement/prospectus (which we refer to as the “United merger proposal”);

•	a proposal to adjourn the United special meeting, if necessary or appropriate, to solicit additional proxies in favor of the United merger proposal (which we refer to as the “United adjournment proposal”);

•	a proposal to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of United may receive in connection with the merger pursuant to existing agreements or arrangements with United (which we refer to as the “United compensation proposal”); and

•	to transact such other business as may properly come before the meeting or any adjournment thereof.

We have fixed the close of business on [            ] as the record date for the special meeting. Only United common stockholders of record at that time are entitled to notice of, and to vote at, the United special meeting, or any adjournment or postponement of the United special meeting.

United’s board of directors has adopted the merger agreement, has determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of United and its stockholders, and recommends a vote “FOR” the United merger proposal, “FOR” the United adjournment proposal and “FOR” the United compensation proposal.

Your vote is very important. We cannot complete the merger unless United’s common stockholders approve the merger agreement. If you fail to vote, mark “ABSTAIN” on your proxy or fail to instruct your bank or broker with respect to the United merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

Regardless of whether you plan to attend the United special meeting, please vote as soon as possible. If you hold stock in your name as a stockholder of record of United, please complete, sign, date and return the accompanying proxy card in the enclosed postage-paid return envelope or vote via telephone or the internet. If you hold your stock in “street name” through a bank or broker, please follow the instructions on the voting instruction card furnished by the record holder.

If you have any questions or need assistance voting your shares, please contact our proxy solicitor, AST Phoenix Advisory Partners, toll-free at (800) 833-2175.

By Order of the Board of Directors

Richard B. Collins
Chairman, President and Chief Executive Officer

[                    ], 2014

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Rockville and United from documents filed with the Securities and Exchange Commission, or the SEC, that are not included in or delivered with this joint proxy statement/prospectus. You can obtain any of the documents filed with or furnished to the SEC by Rockville and/or United at no cost from the SEC’s website at http://www.sec.gov. You may also request copies of these documents, including documents incorporated by reference in this joint proxy statement/prospectus, at no cost by contacting the appropriate company at the following address:

Rockville Financial, Inc. 45 Glastonbury Boulevard, Suite 200 Glastonbury, CT 06033 Attention: Marliese L. Shaw Senior Vice President, Investor Relations Officer Telephone: (860) 291-3622	United Financial Bancorp, Inc. 95 Elm Street West Springfield, MA 01089 Attention: Dena Hall Senior Vice President, Marketing Telephone: (413) 787-1292

To obtain timely delivery of these documents, you must request them no later than five business days before the date of your meeting. This means that Rockville and United stockholders requesting documents must do so by [            ], to receive them before their respective special meetings.

You should rely only on the information contained in, or incorporated by reference into, this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated [                    ], 2014, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such document. Neither the mailing of this document to United stockholders or Rockville stockholders nor the issuance by Rockville of shares of Rockville common stock in connection with the merger will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding United has been provided by United and information contained in this document regarding Rockville has been provided by Rockville.

See “Where You Can Find More Information” for more details.

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QUESTIONS AND ANSWERS

The following are some questions that you may have about the merger and the Rockville and United special meetings, and brief answers to those questions. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger and the special meetings. Additional important information is also contained in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Unless the context otherwise requires, references in this joint proxy statement/prospectus to “Rockville” refer to Rockville Financial, Inc., a Connecticut corporation, and its affiliates, and references to “United” refer to United Financial Bancorp, Inc., a Maryland corporation, and its affiliates.

Q:	What is the merger?

A:	Rockville and United have entered into an Agreement and Plan of Merger, dated as of November 14, 2013 (which we refer to as the “merger agreement”). The merger will create the largest community bank headquartered in the Hartford-Springfield market with approximately $4.8 billion in assets, over 50 branches and a top five deposit market share in each of the Hartford and Springfield metropolitan statistical areas.

Under the merger agreement, United will be merged with and into Rockville, with Rockville continuing as the surviving corporation. Pursuant to the merger agreement, Rockville’s certificate of incorporation will be amended at the effective time of the merger to change its name to “United Financial Bancorp, Inc.” (which we refer to as the “name change amendment”). Immediately following the completion of the merger, United Bank, a federal savings bank and a wholly owned subsidiary of United, will merge with and into Rockville Bank, a state chartered savings bank and a wholly owned subsidiary of Rockville. We refer to this merger as the “bank merger.” Rockville Bank will be the surviving bank in the bank merger and will change its name to “United Bank.” A copy of the merger agreement is included in this joint proxy statement/prospectus as Annex A.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	We are delivering this document to solicit your proxy in connection with approval of the merger agreement and related matters.

To approve the merger agreement and related matters, each of the boards of directors of Rockville and United has called a special meeting of its respective stockholders. This document serves as the proxy statement for the Rockville special meeting and the United special meeting and describes the proposals to be presented at both special meetings.

This document is also a prospectus that is being delivered to United stockholders because Rockville is offering shares of its common stock to United stockholders in connection with the merger.

This joint proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the special meetings. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares voted by proxy without attending your meeting. Your vote is important. We encourage you to submit your proxy as soon as possible.

Q:	In addition to the merger proposal, what else are Rockville stockholders being asked to vote on?

A:	In addition to the merger proposal, Rockville is soliciting proxies from its stockholders with respect to three additional proposals:

•	to adjourn the Rockville special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Rockville merger proposal (which we refer to as the “Rockville adjournment proposal”);

v

•	to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of Rockville may receive in connection with the merger pursuant to existing agreements or arrangements with Rockville (which we refer to as the “Rockville compensation proposal”); and

•	to approve an amendment to Rockville’s certificate of incorporation that (1) sets the number of directors of Rockville, as the surviving corporation in the merger, in accordance with Rockville’s bylaws (effectively raising the number from 16 to 20 directors) and (2) reclassifies the Rockville board of directors from a board with four classes of directors serving staggered four-year terms to a board with three classes of directors serving staggered three-year terms (which we refer to as the “Rockville certificate amendment proposal”).

Completion of the merger is not conditioned upon approval of these proposals.

Q:	In addition to the merger proposal, what else are United stockholders being asked to vote on?

A:	In addition to the merger proposal, United is soliciting proxies from its stockholders with respect to two additional proposals:

•	to adjourn the United special meeting, if necessary or appropriate, to solicit additional proxies in favor of the United merger proposal (which we refer to as the “United adjournment proposal”); and

•	to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of United may receive in connection with the merger pursuant to agreements or arrangements with United (which we refer to as the “United compensation proposal”).

Completion of the merger is not conditioned upon approval of these proposals.

Q:	What will United stockholders receive in the merger?

A:	If the merger is completed, United stockholders will receive 1.3472 shares of Rockville common stock, which we refer to as the “exchange ratio”, for each share of United common stock held immediately prior to the merger. Rockville will not issue any fractional shares of Rockville common stock in the merger. United stockholders who would otherwise be entitled to a fractional share of Rockville common stock upon the completion of the merger will instead receive an amount in cash based on the average closing price per share of Rockville common stock for the five trading days ending on the third day preceding the day on which the merger is completed (which we refer to as the “Rockville closing share value”).

Q:	What will Rockville stockholders receive in the merger?

A:	If the merger is completed, Rockville stockholders will not receive any merger consideration and will continue to hold the shares of Rockville common stock that they currently hold. Following the merger, shares of Rockville common stock will continue to be traded on the NASDAQ Global Select Market, or NASDAQ, but, because the name of the surviving corporation will be United Financial Bancorp, Inc., Rockville will change its symbol to “UBNK.”

Q:	Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the time the merger is completed?

A:	Although the number of shares of Rockville common stock that United stockholders will receive is fixed, the value of the merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger based upon the market value for Rockville common stock. Any fluctuation in the market price of Rockville common stock after the date of this joint proxy statement/prospectus will change the value of the shares of Rockville common stock that United stockholders will receive.

Q:	How does Rockville’s board of directors recommend that I vote at the special meeting?

A:	Rockville’s board of directors unanimously recommends that you vote “FOR” the Rockville merger proposal, “FOR” the Rockville adjournment proposal, “FOR” the Rockville compensation proposal and “FOR” the Rockville certificate amendment proposal.

Q:	How does United’s board of directors recommend that I vote at the special meeting?

A:	United’s board of directors recommends that you vote “FOR” the United merger proposal, “FOR” the United adjournment proposal and “FOR” the United compensation proposal.

Q:	When and where are the meetings?

A:	The Rockville special meeting will be held at [ ] on [ ], at [ ] local time.

The United special meeting will be held at [        ] on [                    ], at [        ] local time.

Q:	What do I need to do now?

A:	After you have carefully read this joint proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at the applicable special meeting. If you are the stockholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. Alternatively, you may vote through the internet or by telephone. Information and applicable deadlines for voting through the internet or by telephone are set forth in the enclosed proxy card instructions. If you hold your shares in “street name” through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker. “Street name” stockholders who wish to vote in person at the special meeting will need to obtain a legal proxy from the institution that holds their shares.

Q:	What constitutes a quorum for the Rockville special meeting?

A:	The presence at the Rockville special meeting, in person or by proxy, of a majority of the outstanding shares of Rockville common stock entitled to vote at the special meeting will constitute a quorum for the transaction of business. Abstentions will be included in determining the number of shares present at the meeting for determining the presence of a quorum. Broker non-votes will be counted for determining the presence of a quorum at the meeting only if the beneficial owner of such shares has instructed the bank or broker how to vote with respect to at least one matter before the meeting.

Q:	What constitutes a quorum for the United special meeting?

A:	The presence at the United special meeting, in person or by proxy, of a majority of the outstanding shares of United common stock entitled to vote at the special meeting will constitute a quorum for the transaction of business. Abstentions will be included in determining the number of shares present at the meeting for determining the presence of a quorum. Broker non-votes will be counted for determining the presence of a quorum at the meeting only if the beneficial owner of such shares has instructed the bank or broker how to vote with respect to at least one matter before the meeting.

Q:	What is the vote required to approve each proposal?

A:	Rockville merger proposal:

•	Standard: Approval of the Rockville merger proposal requires the affirmative vote of at least two-thirds of the outstanding shares of Rockville common stock entitled to vote on the proposal.

•	Effect of failure to vote, abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card or fail to instruct your bank or broker how to vote with respect to the Rockville merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

Rockville adjournment proposal and Rockville compensation proposal:

•	Standard: Approval of each of the Rockville adjournment proposal and the Rockville compensation proposal requires the affirmative vote of a majority of the shares present or represented at the special meeting and entitled to vote on the matter.

•	Effect of failure to vote, abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card with respect to the Rockville adjournment proposal or the Rockville compensation proposal, it will have the same effect as a vote “AGAINST” the proposal. If you fail to vote or fail to instruct your bank or broker how to vote with respect to such proposals, it will have no effect on such proposals.

Rockville certificate amendment proposal:

•	Standard: Approval of the Rockville certificate amendment proposal requires the affirmative vote of not less than 80% of the outstanding shares of Rockville common stock entitled to vote on the proposal.

•	Effect of failure to vote, abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card or fail to instruct your bank or broker how to vote with respect to the Rockville certificate amendment proposal, it will have the same effect as a vote “AGAINST” the proposal.

Q:	What is the vote required to approve each proposal at the United special meeting?

United merger proposal:

•	Standard: Approval of the United merger proposal requires the affirmative vote of a majority of the outstanding shares of United common stock entitled to vote on the proposal.

•	Effect of failure to vote, abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card or fail to instruct your bank or broker how to vote with respect to the United merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

United adjournment proposal and United compensation proposal:

•	Standard: Approval of each of the United adjournment proposal and the United compensation proposal requires the affirmative vote of a majority of votes cast (in person or by proxy) at the United special meeting and entitled to vote on such proposals.

•	Effect of failure to vote, abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card or fail to instruct your bank or broker how to vote with respect to the United adjournment proposal or the United compensation proposal, it will have no effect on such proposals.

Q:	What impact will my vote have on the amounts that certain executive officers of Rockville and United may receive in connection with the merger?

A:	Certain of Rockville’s and United’s executive officers are entitled to receive payments in connection with the merger under certain circumstances. Accordingly, even if the stockholders vote not to approve these payments, the compensation will be payable, subject to the terms and conditions of the arrangements. Both Rockville and United are seeking your approval of these payments, on an advisory (non-binding) basis, to comply with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, and related SEC rules.

Q:	Why is my vote important?

A:

If you do not vote, it will be more difficult for Rockville or United to obtain the necessary quorum to hold its special meeting. In addition, your failure to submit a proxy or vote in person, failure to instruct your bank or broker how to vote, or abstention will have the same effect as a vote “AGAINST” approval of the merger agreement. The merger agreement must be approved by the affirmative vote of at least two-thirds of the outstanding shares of Rockville common stock entitled to vote on the merger agreement and by the affirmative vote of a majority of the outstanding shares of United common stock entitled to vote on the merger agreement. The Rockville board of directors and the United board of directors recommend that you vote “FOR” the Rockville merger proposal and the United merger proposal, respectively.

Q:	If my shares of common stock are held in “street name” by my bank or broker, will my bank or broker automatically vote my shares for me?

A:	Rockville stockholders: No. Your bank or broker cannot vote your shares without instructions from you. You should instruct your bank or broker how to vote your shares in accordance with the instructions provided to you. Please check the voting form used by your bank or broker.

United stockholders: No. Your bank or broker cannot vote your shares without instructions from you. You should instruct your bank or broker how to vote your shares in accordance with the instructions provided to you. Please check the voting form used by your bank or broker.

Q:	Can I attend the meeting and vote my shares in person?

A:	Yes. All stockholders of Rockville and United, including stockholders of record and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend their respective meetings. If you plan to attend your meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you to be admitted. Rockville and United reserve the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the special meetings is prohibited without Rockville’s or United’s express written consent, as applicable.

Holders of record of Rockville and United common stock can vote in person at their respective meetings. If you are not a stockholder of record, you must obtain a proxy card, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the meetings.

Q:	Can I change my vote?

A:	Rockville stockholders: Yes. If you are a holder of record of Rockville common stock, you may revoke your proxy at any time before it is voted at the special meeting by (1) voting at a later date, (2) advising Rockville’s corporate secretary in writing or (3) voting at the special meeting. Attendance at the special meeting by itself will not automatically revoke your proxy. Rockville’s corporate secretary’s mailing address is: Corporate Secretary, Rockville Financial, Inc., 45 Glastonbury Boulevard, Suite 200, Glastonbury, Connecticut 06033. If you hold your shares in “street name” through a bank or broker, you should contact your bank or broker to revoke your proxy.

United stockholders: Yes. If you are a holder of record of United common stock, you may revoke your proxy at any time before it is voted at the special meeting by (1) voting at a later date, (2) advising United’s corporate secretary in writing or (3) voting at the special meeting. Attendance at the special meeting by itself will not automatically revoke your proxy. United’s corporate secretary’s mailing address is: Corporate Secretary, United Financial Bancorp, Inc., 95 Elm Street, West Springfield, Massachusetts 01089. If you hold your shares in “street name” through a bank or broker, you should contact your bank or broker to revoke your proxy.

Q:	What are the U.S. federal income tax consequences of the merger to United stockholders?

A:

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), and holders of United common stock are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of United common stock for shares of Rockville common stock in the merger, except with respect to any cash received instead of fractional shares of Rockville common stock.

For further information, see “Material U.S. Federal Income Tax Consequences of the Merger.”

The U.S. federal income tax consequences described above may not apply to all holders of United common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your independent tax advisor for a full understanding of the particular tax consequences of the merger to you.

Q:	Are United stockholders entitled to dissenters’ rights?

A:	No. United stockholders are not entitled to dissenters’ or appraisal rights under Maryland law. For further information, see “The Merger—Dissenters’ Rights in the Merger.”

Q:	If I am a United stockholder, should I send in my United stock certificates now?

A:	No. Please do not send in your United stock certificates with your proxy. After the merger, an exchange agent will send you instructions for exchanging United stock certificates for the merger consideration. See “The Merger Agreement—Conversion of Shares; Exchange of Certificates.”

Q:	What should I do if I hold my shares of United common stock in book-entry form?

A:	You are not required to take any special additional actions if your shares of United common stock are held in book-entry form. After the completion of the merger, shares of United common stock held in book-entry form automatically will be exchanged for the merger consideration, including shares of Rockville common stock in book-entry form and any cash to be paid in exchange for fractional shares in the merger.

Q:	Whom may I contact if I cannot locate my United stock certificate(s)?

A:	If you are unable to locate your original United stock certificate(s), you should contact Registrar and Transfer Company, United’s transfer agent, at (800) 368-5948.

Q:	What should I do if I receive more than one set of voting materials?

A:	Rockville and United stockholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of Rockville and/or United common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of Rockville common stock or United common stock and your shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are a holder of both Rockville common stock and United common stock, you will receive one or more separate proxy cards or voting instruction cards for each company. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this joint proxy statement/prospectus to ensure that you vote every share of Rockville common stock and/or United common stock that you own.

Q:	When do you expect to complete the merger?

A:	Rockville and United expect to complete the merger in the first half of 2014. However, neither Rockville nor United can assure you of when or if the merger will be completed. Rockville and United must first obtain stockholder and regulatory approval of the merger agreement and satisfy certain other closing conditions.

x

Q:	Whom should I call with questions?

A:	Rockville stockholders: If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of Rockville common stock, please contact Rockville’s proxy solicitor, Morrow & Co., LLC, at the following address or phone number: 470 West Avenue, Stamford, Connecticut 06902, (855) 264-1296.

United stockholders: If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of United common stock, please contact United’s proxy solicitor, AST Phoenix Advisory Partners, at the following address or phone number: 110 Wall Street, 27th Floor, New York, New York 10015, (800) 833-2175.

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to read carefully the entire joint proxy statement/prospectus, including the annexes, and the other documents to which we refer to fully understand the merger. See “Where You Can Find More Information.” Each item in this summary refers to the page of this joint proxy statement/prospectus on which that subject is discussed in more detail.

The merger agreement governs the merger. The merger agreement is included in this joint proxy statement/prospectus as Annex A. All descriptions in this summary and elsewhere in this joint proxy statement/prospectus of the terms and conditions of the merger are qualified by reference to the merger agreement. Please read the merger agreement carefully for a more complete understanding of the merger.

Information About the Companies (page 48)

Rockville Financial, Inc.

Rockville Financial, Inc. is a Connecticut corporation that owns all of the outstanding shares of common stock of Rockville Bank. At September 30, 2013, Rockville had, on a consolidated basis, assets of $2.22 billion, deposits of $1.69 billion and stockholders’ equity of $295.2 million. Rockville Bank, which is headquartered in Rockville, Connecticut, is a 22-branch community bank serving Tolland, Hartford and New London counties in Connecticut. Rockville Bank established a New Haven County Commercial Banking Office in Hamden, Connecticut, opened a full service Banking Center in West Hartford, Connecticut in January 2013 and opened a full service branch in Hamden, Connecticut in December 2013.

Rockville’s stock is traded on NASDAQ under the symbol “RCKB.”

Rockville’s principal office is located at 45 Glastonbury Boulevard, Suite 200, Glastonbury, Connecticut 06033, and its telephone number at that location is (860) 291-3600. Additional information about Rockville and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information,” beginning on page 136.

United Financial Bancorp, Inc.

United Financial Bancorp, Inc. is a Maryland corporation that owns all of the outstanding shares of common stock of United Bank. At September 30, 2013, United had, on a consolidated basis, assets of $2.49 billion, deposits of $1.95 billion and stockholders’ equity of $302.8 million. United Bank, a federal savings bank headquartered in West Springfield, Massachusetts, provides an array of financial products and services through its 16 branch offices and two express drive-up branches in the Springfield region of Western Massachusetts; seven branches in the Worcester region of Central Massachusetts; and 12 branches in Connecticut’s Hartford, Tolland and New Haven counties. United Bank also operates loan production offices located in Beverly, Massachusetts and Glastonbury, Connecticut. Through its Wealth Management Group, United Bank offers access to a wide range of investment and insurance products and services, as well as financial, estate and retirement strategies and products.

United’s stock is traded on NASDAQ under the symbol “UBNK.”

United’s principal office is located at 95 Elm Street, West Springfield, Massachusetts 01089, and its telephone number at that location is (413) 787-1700. Additional information about United and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information,” beginning on page 136.

In the Merger, United Common Stockholders Will Receive Shares of Rockville Common Stock (page 104)

Rockville and United are proposing a strategic merger. If the merger is completed, United common stockholders will receive 1.3472 shares of Rockville common stock for each share of United common stock they hold immediately prior to the merger. Rockville will not issue any fractional shares of Rockville common stock in the merger. United stockholders who would otherwise be entitled to a fraction of a share of Rockville common stock upon the completion of the merger will instead receive, for the fraction of a share, an amount in cash based on the Rockville closing share value. For example, if you hold 100 shares of United common stock, you will receive 134 shares of Rockville common stock and a cash payment instead of the 0.72 shares of Rockville common stock that you otherwise would have received (100 shares × 1.3472 = 134.72 shares).

Rockville common stock is listed on NASDAQ under the symbol “RCKB,” and United common stock is listed on NASDAQ under the symbol “UBNK.” The following table shows the closing sale prices of Rockville common stock and United common stock as reported on NASDAQ on November 14, 2013, the last trading day before the public announcement of the merger agreement, and on [                    ], 2014, the last practicable trading day before the date of this joint proxy statement/prospectus. This table also shows the implied value of the merger consideration payable for each share of United common stock, which we calculated by multiplying the closing price of Rockville common stock on those dates by the exchange ratio of 1.3472.

	Rockville Common Stock			United Common Stock			Implied Value of One Share of United Common Stock
November 14, 2013		$13.62			$16.04			$18.35
[ ], 2014	$	[	]	$	[	]	$	[	]

Rockville’s Board of Directors Unanimously Recommends that Rockville Stockholders Vote “FOR” the Approval of the Merger Agreement and the Other Proposals Presented at the Rockville Special Meeting (page 68)

Rockville’s board of directors has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Rockville and its stockholders and has unanimously adopted the merger agreement. Rockville’s board of directors unanimously recommends that Rockville stockholders vote “FOR” the approval of the merger agreement and “FOR” the other proposals presented at the Rockville special meeting. For the factors considered by Rockville’s board of directors in reaching its decision to approve the merger agreement, see “The Merger—Rockville’s Reasons for the Merger; Recommendation of Rockville’s Board of Directors.”

United’s Board of Directors Recommends that United Stockholders Vote “FOR” the Approval of the Merger Agreement and the Other Proposals Presented at the United Special meeting (page 54)

United’s board of directors has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of United and its stockholders and has adopted the merger agreement. United’s board of directors recommends that United stockholders vote “FOR” the approval of the merger agreement and “FOR” the other proposals presented at the United special meeting. For the factors considered by United’s board of directors in reaching its decision to approve the merger agreement, see “The Merger—United’s Reasons for the Merger; Recommendation of United’s Board of Directors.”

Opinion of United’s Financial Advisor (page 57 and Annex B)

Opinion of Sterne, Agee & Leach, Inc.

In connection with its consideration of the merger, on November 14, 2013, the United board of directors received from Sterne, Agee & Leach, Inc., United’s financial advisor (which we refer to as “Sterne Agee”), its oral opinion, which opinion was confirmed by delivery of a written opinion, dated November 14, 2013, as to the fairness to United, from a financial point of view and as of the date of the opinion, of the exchange ratio provided for in the merger. The full text of Sterne Agee’s written opinion is attached as Annex B to this joint proxy statement/prospectus. You are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Sterne Agee. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion. Sterne Agee’s opinion speaks only as of the date of the opinion. The opinion is directed to the United board of directors and addresses only the fairness, from a financial point of view, of the exchange ratio offered to the United stockholders. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any United stockholder as to how the stockholder should vote at the United special meeting on the merger or any related matter.

For further information, see “The Merger—Opinion of Sterne Agee.”

Opinion of Rockville’s Financial Advisors (pages 69 and 75 and Annexes C and D)

Opinion of RBC Capital Markets, LLC

In connection with the merger, RBC Capital Markets, LLC (which we refer to as “RBCCM”), Rockville’s financial advisor, delivered to Rockville’s board of directors its oral opinion, which opinion was confirmed by delivery of a written opinion, dated November 14, 2013, as to the fairness to Rockville, from a financial point of view and as of the date of the opinion, of the exchange ratio provided for in the merger. The full text of RBCCM’s written opinion is attached as Annex C to this joint proxy statement/prospectus. You should read the entire opinion for a discussion of, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by RBCCM in rendering its opinion. RBCCM’s opinion speaks only as of the date of the opinion. RBCCM delivered its opinion to Rockville’s board of directors for the benefit and use of Rockville’s board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the merger. RBCCM’s opinion addressed only the exchange ratio from a financial point of view and did not address any other aspect of the merger and no opinion or view was expressed as to the relative merits of the merger in comparison to other strategies or transactions that might be available to Rockville or in which Rockville might engage or as to the underlying business decision of Rockville to proceed with or effect the merger. RBCCM’s opinion should not be construed as creating any fiduciary duty on the part of RBCCM to any party and does not address any other aspect of the merger and does not constitute a recommendation to any stockholder as to how to vote or act in connection with the proposed merger or any related matter.

Opinion of Sandler O’Neill + Partners, L.P.

In connection with the merger, Sandler O’Neill + Partners, L.P. (which we refer to as “Sandler O’Neill”) delivered a written opinion, dated November 14, 2013, to the Rockville board of directors as to the fairness, from a financial point of view and as of the date of such opinion, to Rockville of the merger consideration. The full text of Sandler O’Neill’s written opinion is attached as Annex D to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion is qualified in its entirety by reference to the opinion. Rockville stockholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger. Sandler

O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the Rockville board of directors and is directed only to the fairness of the merger consideration to Rockville from a financial point of view. It does not address the underlying business decision of Rockville to engage in the merger or any other aspect of the merger and is not a recommendation to any Rockville stockholder as to how such stockholder should vote at the special meeting with respect to the merger or any other matter.

For further information, see “The Merger—Opinion of RBCCM” and “The Merger—Opinion of Sandler O’Neill.”

What Holders of United Stock Options and Other Equity-Based Awards Will Receive (page 105)

Restricted Stock. As of the effective time of the merger, the restrictions on each United restricted stock award will lapse, and the shares of United common stock underlying such awards will be treated as issued and outstanding shares of United common stock for all purposes under the merger agreement, including the payment of merger consideration.

Stock Options. At the effective time of the merger, each outstanding option to purchase shares of United common stock will become fully exercisable and be converted into an option to purchase Rockville common stock on the same terms and conditions as were applicable prior to the merger, except that (1) the number of shares of Rockville common stock subject to the new option will be equal to the product of the number of shares of United common stock subject to the existing option and the exchange ratio (rounding fractional shares down to the nearest whole share), and (2) the exercise price per share of Rockville common stock under the new option will be equal to the exercise price per share of United common stock of the existing option divided by the exchange ratio (rounded up to the nearest whole cent).

Rockville Will Hold its Special Meeting on [    ] (page 42)

The special meeting of Rockville stockholders will be held on [        ], at [        ] local time, at [        ]. At the special meeting, Rockville stockholders will be asked to approve:

•	the Rockville merger proposal;

•	the Rockville adjournment proposal;

•	the Rockville compensation proposal; and

•	the Rockville certificate amendment proposal.

Only holders of record at the close of business on [            ] will be entitled to vote at the special meeting. Each share of Rockville common stock is entitled to one vote on each proposal to be considered at the Rockville special meeting. As of the record date, there were [            ] shares of Rockville common stock entitled to vote at the special meeting. As of the record date, the directors and executive officers of Rockville and their affiliates beneficially owned and were entitled to vote approximately [            ] shares of Rockville common stock representing approximately [    ]% of the shares of Rockville common stock outstanding on that date.

United Will Hold its Special Meeting on [            ] (page 36)

The special meeting of United stockholders will be held on [            ], at [            ] local time, at [            ]. At the special meeting, United stockholders will be asked to approve:

•	the United merger proposal;

•	the United adjournment proposal; and

•	the United compensation proposal.

Only holders of record at the close of business on [        ] will be entitled to vote at the special meeting. Each share of United common stock is entitled to one vote on each proposal to be considered at the United special meeting. As of the record date, there were [            ] shares of United common stock entitled to vote at the special meeting. As of the record date, the directors and executive officers of United and their affiliates beneficially owned and were entitled to vote approximately [            ] shares of United common stock representing approximately [    ]% of the shares of United common stock outstanding on that date.

Required Vote; Treatment of Abstentions and Failure to Vote

Rockville merger proposal:

•	Standard: Approval of the Rockville merger proposal requires the affirmative vote of at least two-thirds of the outstanding shares of Rockville common stock entitled to vote on the proposal.

•	Effect of failure to vote, abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card or fail to instruct your bank or broker how to vote with respect to the Rockville merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

Rockville adjournment proposal and Rockville compensation proposal:

•	Standard: Approval of each of the Rockville adjournment proposal and the Rockville compensation proposal requires the affirmative vote of a majority of the shares present or represented at the special meeting and entitled to vote on the matter.

•	Effect of failure to vote, abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card with respect to the Rockville adjournment proposal or the Rockville compensation proposal, it will have the same effect as a vote “AGAINST” the proposal. If you fail to submit a proxy card or vote in person at the Rockville special meeting or fail to instruct your bank or broker how to vote with respect to such proposals, it will have no effect on such proposals.

Rockville certificate amendment proposal:

•	Standard: Approval of the Rockville certificate amendment proposal requires the affirmative vote of not less than 80% of the outstanding shares of Rockville common stock entitled to vote on the proposal.

•	Effect of failure to vote, abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card or fail to instruct your bank or broker how to vote with respect to the Rockville certificate amendment proposal, it will have the same effect as a vote “AGAINST” the proposal.

United merger proposal:

•	Standard: Approval of the United merger proposal requires the affirmative vote of a majority of the outstanding shares of United common stock entitled to vote on the proposal.

•	Effect of failure to vote, abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card or fail to instruct your bank or broker how to vote with respect to the United merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

United adjournment proposal and United compensation proposal:

•	Standard: Approval of each of the United adjournment proposal and the United compensation proposal requires the affirmative vote of a majority of votes cast (in person or by proxy) at the United special meeting and entitled to vote on such proposals.

•	Effect of failure to vote, abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card or fail to instruct your bank or broker how to vote with respect to the United adjournment proposal or the United compensation proposal, it will have no effect on such proposals.

The Merger Is Intended to Be Tax-Free to Holders of United Common Stock as to the Shares of Rockville Common Stock They Receive (page 119)

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and it is a condition to the respective obligations of each of Rockville and United to complete the merger that it receives a legal opinion to that effect. Accordingly, the merger generally is expected to be tax-free to a holder of United common stock for U.S. federal income tax purposes as to the shares of Rockville common stock he or she receives in the merger, except for any gain or loss that may result from the receipt of cash instead of fractional shares of Rockville common stock that such holder of United common stock would otherwise be entitled to receive.

For further information, see “Material U.S. Federal Income Tax Consequences of the Merger.”

The U.S. federal income tax consequences described above may not apply to all holders of United common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your independent tax advisor for a full understanding of the particular tax consequences of the merger to you.

Rockville’s Officers and Directors Have Interests in the Merger that Differ from Your Interests (page 85)

Rockville stockholders should be aware that some of Rockville’s directors and executive officers have interests in the merger and have arrangements that are different from, or in addition to, those of Rockville stockholders generally. Rockville’s board of directors was aware of these interests and considered these interests, among other matters, when making its decision to adopt the merger agreement, and in recommending that Rockville stockholders vote in favor of approving the merger agreement.

These interests include the following:

•	As of the effective time of the merger, the restrictions on all outstanding Rockville restricted stock awards, including those held by directors and executive officers, will lapse, and all outstanding options to purchase Rockville common stock, including those held by directors and executive officers, will become fully exercisable.

•	Rockville has entered into a new employment agreement with William H. W. Crawford, IV, Rockville’s current President and Chief Executive Officer, which will be effective as of and subject to the completion of the merger. Under the new employment agreement, which extends the terms of Mr. Crawford’s employment until the third anniversary of the effective time of the merger, Mr. Crawford will serve as Chief Executive Officer of both the surviving corporation and the surviving bank. When effective, the new employment agreement will supersede and replace any prior employment, retention, change of control or other similar agreement with Mr. Crawford.

•	Under the merger agreement, Mr. Crawford will be placed in the class of directors of the surviving corporation whose term will expire at the first annual meeting following the closing of the merger and will be nominated to a full term at such annual meeting. During the period beginning immediately following the effective time of the merger and extending through the point in time immediately prior to the later of the surviving corporation’s third annual meeting of stockholders following the effective time or the 2017 annual meeting of stockholders (which period we refer to as the “three-year period”), the removal of Mr. Crawford from the Chief Executive Officer position (or any determination not to nominate him as a director) will require the affirmative vote of at least two-thirds of the full board of directors (excluding Mr. Crawford).

•	As of the effective time of the merger, the board of directors of the surviving corporation will consist of 20 members (16 if Rockville stockholders do not approve the Rockville certificate amendment proposal), and half of the board of directors will consist of current directors of Rockville. Under the bylaws of the surviving corporation, the number of directors of the surviving corporation board will be determined by a two-thirds vote of the entire board; provided, however that, during the three-year period, the board will consist of an equal number of former members of the board of directors of Rockville (or their designees) (which we refer to as the “former Rockville directors”), including Mr. Crawford, and an equal number of former members of the board of directors of United (or their designees) (which we refer to as “former United directors”). Subject to the satisfaction of the surviving corporation’s then-existing re-nomination policies and criteria applicable to incumbent directors, all former Rockville directors whose terms expire at the first and second annual meetings following the effective time of the merger will be nominated for full terms. In addition, during the three-year period, no former Rockville director serving as of the effective time of the merger will be ineligible for re-election as a director of the surviving corporation by virtue of being 70 years of age or more at the time of re-election.

•	During the three-year period, Raymond H. Lefurge, Jr., the current Chairman of the Board of both Rockville and Rockville Bank, will serve as Vice Chairman of the Board of both the surviving corporation and the surviving bank. During the three-year period, the board committees of the surviving corporation will consist of an equal number of former Rockville directors and former United directors. In addition, as of the effective time of the merger, former Rockville directors will be appointed as chairs of the compensation and risk committees.

•	Rockville previously entered into employment agreements with certain executive officers that entitle the executives to payments and benefits if the executive’s employment is terminated without cause or the executive resigns for good reason within two years of a change in control.

•	Rockville Bank previously established supplemental executive retirement benefits with certain executive officers that provide the executives with full vesting in their SERP benefits if the executive’s employment is terminated without cause or the executive resigns for good reason within two years of a change in control.

For a more complete description of these interests, see “The Merger—Interests of Rockville’s Directors and Executive Officers in the Merger.”

United’s Officers and Directors Have Interests in the Merger that Differ from Your Interests (page 93)

United stockholders should be aware that some of United’s directors and executive officers have interests in the merger and have arrangements that are different from, or in addition to, those of United stockholders generally. United’s board of directors was aware of these interests and considered these interests, among other matters, when making its decision to adopt the merger agreement, and in recommending that United stockholders vote in favor of approving the merger agreement.

These interests include the following:

•	As of the effective time of the merger, the restrictions on all outstanding United restricted stock awards, including those held by directors and executive officers, will lapse, and all outstanding options to purchase United common stock, including those held by directors and executive officers, will become fully exercisable.

•

Rockville has entered into an employment agreement with J. Jeffrey Sullivan, United’s current Executive Vice President and Chief Operating Officer, which will be effective as of and subject to the completion of the merger. Under the employment agreement, which provides for Mr. Sullivan’s employment until the third anniversary of the effective time of the merger, Mr. Sullivan will serve as President of both the surviving corporation and the surviving bank. When effective, the employment agreement will supersede and replace any prior employment, retention, change of control or other similar agreement between United and Mr. Sullivan.

•	Under the merger agreement, Mr. Sullivan will be placed in the class of directors of the surviving corporation whose term will expire at the first annual meeting following the closing of the merger and will be nominated to a full term at such annual meeting. During the three-year period, the removal of Mr. Sullivan from the President position (or any determination not to nominate him as a director) will require the affirmative vote of at least two-thirds of the full board of directors (excluding Mr. Sullivan).

•	Rockville has entered into an advisory agreement with Richard B. Collins, United’s current Chairman, President and Chief Executive Officer, which will be effective as of and subject to the completion of the merger. Under the advisory agreement, which is for a period of one year following the effective time of the merger and which contains a two-year non-competition covenant, Mr. Collins will provide advisory services to the surviving corporation.

•	As of the effective time of the merger, the board of directors of the surviving corporation will consist of 20 members (16 if Rockville stockholders do not approve the Rockville certificate amendment proposal), and half of the board of directors will consist of current directors of United (excluding Mr. Collins who will be replaced by Mr. Sullivan). Under the bylaws of the surviving corporation, the number of directors of the surviving corporation board will be determined by a two-thirds vote of the entire board; provided, however that, during the three-year period, the board will consist of an equal number of former United directors, including Mr. Sullivan but excluding Mr. Collins, and an equal number of former Rockville directors. Subject to the satisfaction of the surviving corporation’s then-existing re-nomination policies and criteria applicable to incumbent directors, all former United directors whose terms expire at the first and second annual meetings following the effective time of the merger will be nominated for full terms. In addition, during the three-year period, no former United director serving as of the effective time of the merger will be ineligible for re-election as a director of the surviving corporation by virtue of being 70 years of age or more at the time of re-election.

•	During the three-year period, Robert A. Stewart, Jr., United’s current lead director, will serve as Chairman of the Board of both the surviving corporation and the surviving bank as well as chair of the executive committee of the surviving corporation. During the three-year period, the board committees of the surviving corporation will consist of an equal number of former United directors and former Rockville directors. In addition, as of the effective time of the merger, former United directors will be appointed as chairs of the executive, audit and governance and nominating committees.

•	United previously entered into an employment agreement, a change of control or severance agreement with several of its officers, which entitle each of them to certain payments and benefits upon a termination in connection with a change in control such as the merger. The United change in control agreements with Charles R. Valade, Executive Vice President of United, and Mark Roberts, Chief Financial Officer of United, provide for severance payments upon certain qualifying terminations in connection with a change in control equal to $540,168 and $577,329, respectively. The change in control agreements also provide for the continuation of health benefits for a twenty-four month period. The employment agreement with Mr. Collins provides severance upon certain qualifying terminations in connection with a change in control equal to approximately $1,856,410.

•	The continued indemnification of current directors and officers of United and United Bank pursuant to the terms of the merger agreement and providing these individuals with director’s and officer’s liability insurance.

•

The terms of the restricted stock and stock option awards held by United directors and officers provide for accelerated vesting of the awards upon a change in control such as the merger. The value of the acceleration of equity awards to United’s executive officers in the aggregate would be $64,500 and to United’s non-employee directors in the aggregate would be $87,166, based on a per share price of United common stock of $19.38.

For a more complete description of these interests, see “The Merger—Interests of United’s Directors and Executive Officers in the Merger.”

United Stockholders Are NOT Entitled To Assert Dissenters’ Rights (page 101)

Under the Maryland General Corporation Law (which we refer to as the “MGCL”), which is the law under which United is incorporated, the holders of United common stock will not be entitled to any appraisal rights or dissenters’ rights in connection with the merger. For more information, see “The Merger—Dissenters’ Rights in the Merger.”

Conditions that Must Be Satisfied or Waived for the Merger To Occur (page 114)

Currently, United and Rockville expect to complete the merger in the first half of 2014. As more fully described in this joint proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include:

•	approval of the merger agreement by United’s stockholders and by Rockville’s stockholders;

•	authorization for listing on NASDAQ of the shares of Rockville common stock to be issued in the merger;

•	the receipt of required regulatory approvals from, or the provision of notice to, a number of regulatory bodies, including the Board of Governors of the Federal Reserve System (which we refer to as the “Federal Reserve Board”), the Federal Deposit Insurance Corporation (which we refer to as the “FDIC”), the Office of the Comptroller of the Currency (which we refer to as the “OCC”), the Connecticut Banking Commissioner (which we refer to as the “Connecticut Banking Commissioner”) and the Massachusetts Board of Bank Incorporation (which we refer to as the “BBI”);

•	effectiveness of the registration statement of which this joint proxy statement/prospectus is a part;

•	the absence of any order, injunction or other legal restraint preventing the completion of the merger or making the completion of the merger illegal;

•	subject to the materiality standards provided in the merger agreement, the accuracy of the representations and warranties of Rockville and United;

•	performance in all material respects by each of Rockville and United of its obligations under the merger agreement; and

•	receipt by each of Rockville and United of an opinion from its counsel as to certain tax matters.

Neither United nor Rockville can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (page 115)

The merger agreement can be terminated at any time prior to completion of the merger in the following circumstances:

•	by mutual written consent;

•	by either party if (1) a required regulatory approval has been denied or a governmental authority enjoins or prohibits the merger or (2) any requisite regulatory approval has been granted but such requisite regulatory approval contains a materially burdensome condition;

•	by either party if the merger has not been completed on or before September 14, 2014 (which we refer to as the “termination date”);

•	by either party if the other party breaches any of the covenants or agreements or any of the representations or warranties set forth in the merger agreement so that the conditions to closing the merger cannot be satisfied and the breach is not cured within 30 days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period;

•	by either United or Rockville, if the board of directors of the other party (1) fails to recommend in this joint proxy statement/prospectus that its stockholders approve the merger agreement (or, in the case of Rockville, that its stockholders approve the Rockville certificate amendment proposal) or withdraws, modifies or qualifies such recommendation, or fails to recommend against acceptance of a tender offer or exchange offer for its outstanding common stock that has been publicly disclosed within ten business days after the commencement of such tender or exchange offer, (2) (A) recommends or endorses an acquisition proposal, or (B) fails to issue a press release announcing its opposition to such acquisition proposal within ten business days after an acquisition proposal is publicly announced, or (3) materially breaches certain obligations, including with respect to the non-solicitation of acquisition proposals or calling a meeting of its stockholders and recommending that they approve the merger agreement; or

•	by either party, if either party fails to obtain stockholder approval of the merger agreement.

Termination Fee (page 116)

If the merger agreement is terminated under certain circumstances involving a competing offer, United or Rockville may be required to pay to the other party a termination fee equal to $15,000,000.

Amendments to Rockville’s Certificate of Incorporation (page 99 and Annex E)

In connection with the merger, Rockville’s certificate of incorporation will be amended at the effective time of the merger to change the name of the surviving corporation to “United Financial Bancorp, Inc.” Approval of the merger agreement by Rockville stockholders also constitutes approval of the foregoing amendment to Rockville’s certificate of incorporation, which we refer to as the “name change amendment.”

In addition, the merger agreement requires Rockville to submit to its stockholders the Rockville certificate amendment proposal, which would set the number of directors of the surviving corporation in accordance with the surviving corporation’s bylaws (effectively raising the number from 16 to 20) and reclassify the surviving corporation board of directors from a four-class board with staggered four-year terms to a three-class board with staggered three-year terms. Although Rockville agrees to use its reasonable best efforts to obtain stockholder approval of the Rockville certificate amendment proposal (which requires the approval of not less than 80% of the outstanding shares of Rockville common stock), stockholder approval of the Rockville certificate amendment proposal is not a condition to the closing of the merger.

A copy of the proposed amendment of the certificate of incorporation is attached hereto as Annex E to this joint proxy statement/prospectus.

Corporate Governance Agreements and Amendment to Rockville’s Bylaws (page 99 and Annex F)

On November 14, 2013, the board of directors of Rockville adopted a resolution amending Rockville’s bylaws, effective as of the effective time of the merger. We refer to this amendment as the “bylaw amendment,” a copy of which is attached as Annex F to this joint proxy statement/prospectus. The bylaw amendment provides:

•	Upon the effective time of the merger, the board of directors of the surviving corporation will consist of an equal number of former Rockville directors, including Mr. Crawford, and former United directors, excluding Mr. Collins, but including Mr. Sullivan.

•	During the three-year period:

•	the number of directors of the surviving corporation will be determined by a two-thirds vote of the entire board of directors; provided the board of directors will consist of an equal number of former Rockville directors and former United directors and, subject to the satisfaction of the surviving corporation’s then-existing re-nomination policies and criteria applicable to incumbent directors, all former Rockville directors and former United directors whose terms expire at the first and second annual meetings following the effective time will be nominated for full terms;

•	the committees of the board of directors will consist of an equal number of former Rockville directors and former United directors;

•	the governance and nominating committee will nominate for election to the full board, by majority vote of the former Rockville directors on the committee (with respect to the election of a successor to a former Rockville director) or majority vote of the former United directors on the committee (with respect to the election of a successor to a former United director), as the case may be, board nominees for election and/or re-election to the board of directors and candidates to fill vacancies;

•	the board of directors will consider for election to the board of directors only nominees recommended by the governance and nominating committee;

•	the removal of Mr. Crawford from the Chief Executive Officer position (or any determination not to nominate him as a director) or the removal of Mr. Sullivan from the President position (or any determination not to nominate him as a director) will require the affirmative vote of at least two-thirds of the full board of directors (excluding the officer at issue);

•	the surviving corporation’s revised bylaws relating to board size and composition (half former Rockville directors and half former United directors), the Chairman and Vice Chairman positions, and committee powers and composition can be amended only by an affirmative vote of at least two-thirds of the full board of directors; and

•	no former Rockville director or former United director who served as a director of Rockville or United as of the effective time will be ineligible for re-election as a director by virtue of being 70 years or more at the time of re-election.

•	As of the effective time of the merger, the following individuals will be appointed to the following positions:

•	Robert A. Stewart, Jr., United’s lead director, will serve as Chairman of the Board of the surviving corporation and chairman of the executive committee;

•	Raymond H. Lefurge, Jr., the current Chairman of Rockville and Rockville Bank, will serve as Vice Chairman of the surviving corporation;

•	the chairman of the audit committee will be a former United director;

•	the chairman of the compensation committee will be a former Rockville director;

•	the chairman of the governance and nominating committee will be a former United director; and

•	the chairman of the risk committee will be a former Rockville director.

Under the merger agreement, the board of directors of the surviving bank at the effective time will be constituted in the same manner and with the same individuals as the board of directors of the surviving corporation and subject to the same requirements set forth in the bylaw amendment. However, the board of directors of the surviving bank will consist of 20 members equally divided between the parties whereas the surviving corporation will have 20 members only if the Rockville certificate amendment proposal passes. If the Rockville certificate amendment proposal does not pass, the board of directors of the surviving corporation will consist of 16 members equally divided between the parties.

Employment and Advisory Agreements (pages 87, 95 and 96)

Simultaneous with the execution of the merger agreement, Rockville entered into employment agreements with each of Messrs. Crawford and Sullivan, to be effective as of and subject to the completion of the merger. These agreements set forth the terms and conditions of each such individual’s employment relationship with Rockville following the effective time of the merger and, when effective, supersede and replace any prior employment, retention, change of control or other similar agreement with such individual. Also, simultaneous with the execution of the merger agreement, Rockville entered into an advisory agreement with Mr. Collins, which advisory agreement is effective as of and subject to the completion of the merger.

For more detail on the terms of these employment and advisory agreements, see “The Merger—Interests of Rockville’s Directors and Executive Officers in the Merger” and “The Merger—Interests of United’s Directors and Executive Officers in the Merger.”

Regulatory Approvals Required for the Merger (page 101)

To complete the transactions contemplated by the merger agreement, Rockville and United must receive approvals from, among others, the Federal Reserve Board, the FDIC, the Connecticut Banking Commissioner and the BBI. Notice to the OCC of the merger of United Bank with and into Rockville Bank is also required, although no approval is required in connection with such notice. Rockville and United plan to file applications and notifications to obtain the required regulatory approvals.

Although neither Rockville nor United knows of any reason why it cannot obtain these regulatory approvals in a timely manner, Rockville and United cannot be certain when or if they will be obtained.

The Rights of United Stockholders Will Change as a Result of the Merger (page 124)

The rights of United stockholders will change as a result of the merger due to differences in Rockville’s and United’s governing documents and states of incorporation. The rights of United stockholders are governed by Maryland law and by United’s articles of incorporation and bylaws, each as amended to date. Upon the completion of the merger, United stockholders will become stockholders of Rockville, as the continuing legal entity in the merger, and the rights of United stockholders will therefore be governed by Connecticut law and Rockville’s certificate of incorporation and bylaws.

See “Comparison of Stockholders’ Rights” for a description of the material differences in stockholders’ rights under each of the Rockville and United governing documents.

Risk Factors (page 31)

You should consider all the information contained in or incorporated by reference into this joint proxy statement/prospectus in deciding how to vote for the proposals presented in the joint proxy statement/prospectus. In particular, you should consider the factors described under “Risk Factors.”

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF ROCKVILLE

The following selected consolidated financial information for the years ended December 31, 2008 through December 31, 2012 is derived from audited financial statements of Rockville. The financial information as of and for the nine months ended September 30, 2013 and 2012 is derived from unaudited financial statements and, in the opinion of Rockville’s management, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data for those dates. The results of operations for the nine months ended September 30, 2013 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2013. You should not assume the results of operations for any past periods indicate results for any future period. You should read this information in conjunction with Rockville’s consolidated financial statements and related notes thereto included in Rockville’s Annual Report on Form 10-K for the year ended December 31, 2012, in Rockville’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 and in other prior filings made with the SEC, which are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2013	2012	2012	2011	2010(1)	2009(1)	2008(1)
(Dollars in thousands, except per share amounts)
Selected Operating Data:
Interest and dividend income	$57,769	$58,296	$77,952	$75,580	$75,699	$76,062	$77,545
Interest expense	7,688	8,315	10,944	17,471	22,161	29,775	34,946

Net interest income	50,081	49,981	67,008	58,109	53,538	46,287	42,599
Provision for loan losses	1,326	2,678	3,587	3,021	4,109	1,961	2,393

Net interest income after provision for loan losses	48,755	47,303	63,421	55,088	49,429	44,326	40,206
Non-interest income (loss)	14,092	9,543	14,707	14,759	9,404	6,972	(8,987)
Non-interest expense	45,291	40,668	55,696	59,016	39,850	36,631	33,762

Income (loss) before income taxes	17,556	16,178	22,432	10,831	18,983	14,667	(2,543)
Income tax provision (benefit)	5,086	4,706	6,635	3,739	6,732	4,935	(956)

Net income (loss)	$12,470	$11,472	$15,797	$7,092	$12,251	$9,732	$(1,587)

Earnings (loss) per share:
Basic	$0.47	$0.41	$0.57	$0.25	$0.44	$0.35	$(0.06)

Diluted	$0.47	$0.41	$0.56	$0.25	$0.44	$0.35	$(0.06)

Dividends per share	$0.30	$0.26	$0.52	$0.27	$0.162	$0.132	$0.132

(1)	On March 3, 2011, Rockville completed a second-step conversion of the Bank from a mutual holding company structure to a stock holding company structure. As a result, earnings and dividends per share data related to years ended prior to the date of completion of the conversion have been restated to give retroactive recognition to the exchange ratio applied in the conversion (1.5167).

(In thousands)	At September 30,		At December 31,
	2013	2012	2012	2011	2010	2009	2008
Selected Financial Condition Data:
Total assets	$2,219,080	$1,949,187	$1,998,799	1,749,872	$1,678,073	$1,571,134	$1,533,073
Available for sale securities	370,127	245,952	241,389	151,237	125,447	102,751	141,250
Held to maturity securities	14,141	6,935	6,084	9,506	13,679	19,074	24,138
Federal Home Loan Bank stock	15,053	15,867	15,867	17,007	17,007	17,007	17,007
Loans receivable, net	1,637,325	1,530,617	1,586,985	1,457,398	1,410,498	1,361,019	1,291,791
Cash and cash equivalents	54,471	38,365	35,315	40,985	60,708	19,307	14,901
Deposits	1,692,072	1,477,130	1,504,680	1,326,766	1,219,260	1,129,108	1,042,508
Mortgagors’ and investors’ escrow accounts	3,635	3,364	6,776	5,852	6,131	6,385	6,077
Advances from the Federal Home Loan Bank and other borrowings	196,246	118,865	143,106	65,882	261,423	263,802	322,882
Total stockholders’ equity	295,173	327,289	320,611	333,471	166,428	157,428	145,777
Allowance for loan losses	18,703	18,079	18,477	16,025	14,312	12,539	12,553
Non-performing loans(1)	12,514	14,023	16,056	12,610	12,360	12,046	10,435

(1)	Non-performing loans include loans for which Rockville does not accrue interest (non-accrual loans), loans 90 days past due and still accruing interest, and loans that have gone through troubled debt restructurings and are not accruing interest.

	At or For the Nine Months Ended September 30,		At or and For the Years Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Selected Financial Ratios and Other Data:
Performance Ratios:
Return on average assets	0.79%	0.82%	0.84%	0.39%	0.76%	0.63%	(0.11)%
Return on average equity	5.40	4.66	4.83	2.30	7.48	6.44	(1.03)
Tax equivalent net interest rate spread(1)	3.26	3.58	3.61	3.04	3.19	2.73	2.63
Tax equivalent net interest margin(2)	3.43	3.80	3.81	3.40	3.49	3.10	3.09
Non-interest expense to average assets	2.88	2.90	2.94	3.28	2.48	2.36	2.35
Efficiency ratio(3)	70.58	68.32	68.16	80.99	63.31	68.78	100.45
Average interest-earning assets to average interest-bearing liabilities	129.69	135.48	133.85	134.88	120.68	118.55	118.50
Dividend payout ratio	65.77	65.44	91.00	99.13	37.01	37.89	—
Capital Ratios:
Stockholders’ equity to total assets	13.30	16.79	16.04	19.06	9.92	10.02	9.51
Average stockholders’ equity to average assets	14.71	17.57	17.30	17.12	10.21	9.74	10.76
Total capital to risk-weighted assets	18.35	22.73	21.86	25.43	13.73	14.07	14.16
Tier I capital to risk-weighted assets	17.25	21.51	20.64	24.26	12.62	12.98	12.88
Tier I capital to total average assets	13.92	17.10	16.51	19.51	10.39	10.15	10.43
Asset Quality Ratios:
Allowance for loan losses as a percent of total loans	1.13	1.17	1.15	1.09	1.00	0.91	0.96
Allowance for loan losses as a percent of non-performing loans	149.45	128.93	115.08	127.08	115.79	104.09	120.30
Net charge-offs to average outstanding loans during the period(4)	0.09	0.06	0.07	0.09	0.17	0.16	0.04
Non-performing loans as a percent of total loans	0.76	0.91	1.00	0.86	0.87	0.88	0.80
Non-performing loans as a percent of total assets	0.56	0.72	0.80	0.72	0.74	0.77	0.68
Other Data:
Number of full service offices	17	17	18	18	18	18	17
Number of limited service offices	4	4	5	4	4	4	4

(1)	Represents the difference between the tax equivalent weighted-average yield on average interest-earning assets and the weighted-average cost of interest-bearing liabilities.
(2)	Represents tax equivalent net interest income as a percent of average interest-earning assets.
(3)	Represents non-interest expense divided by the sum of net interest income and non-interest income.
(4)	For the nine months ended September 30, 2013 and 2012, calculated based on year to date net charge-offs annualized.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF UNITED

The following selected consolidated financial information for the years ended December 31, 2008 through December 31, 2012 is derived from audited financial statements of United. The financial information as of and for the nine months ended September 30, 2013 and 2012 is derived from unaudited financial statements and, in the opinion of United’s management, reflects all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of this data for those dates. The results of operations for the nine months ended September 30, 2013 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2013. You should not assume the results of operations for any past periods indicate results for any future period. You should read this information in conjunction with United’s consolidated financial statements and related notes thereto included in United’s Annual Report on Form 10-K for the year ended December 31, 2012, in United’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 and in other prior filings made with the SEC, which are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

	Nine Months Ended September 30,		Years Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(Dollars in thousands, except per share amounts)
Selected Operating Data:
Interest and dividend income	$71,162	$51,040	$71,171	$71,074	$73,858	$62,986	$64,814
Interest expense	11,624	11,096	14,992	18,261	20,947	21,986	25,003

Net interest income before provision for loan losses	59,538	39,944	56,179	52,813	52,911	41,000	39,811
Provision for loan losses	2,967	2,450	3,139	3,242	2,285	2,998	1,846

Net interest income after provision for loan losses	56,571	37,494	53,040	49,571	50,626	38,002	37,965
Non-interest income	8,789	7,654	10,623	9,353	8,716	8,676	5,220
Non-interest expense	46,955	33,935	56,240	44,062	43,841	36,858	30,690

Income before income taxes	18,405	11,213	7,423	14,862	15,501	9,820	12,495
Income tax expense	5,008	2,853	3,795	3,678	5,469	4,014	5,197

Net income	$13,397	$8,360	$3,628	$11,184	$10,032	$5,806	$7,298

Basic earnings per share	$0.68	$0.57	$0.24	$0.75	$0.66	$0.38	$0.44
Diluted earnings per share	$0.67	$0.56	$0.24	$0.74	$0.65	$0.38	$0.44
Dividends per share	$0.32	$0.28	$0.38	$0.34	$0.30	$0.28	$0.27
Number of shares outstanding:
Basic	19,800,557	14,578,253	15,234,896	14,929,714	15,302,505	15,265,192	16,445,388
Diluted	20,078,865	14,827,428	15,421,777	15,198,702	15,394,761	15,273,375	16,445,388

	At September 30,		At December 31,
	2013	2012	2012	2011	2010	2009	2008
	(Dollars in thousands)
Selected Financial Condition Data:
Total assets	$2,490,737	$1,683,684	$2,402,303	$1,623,752	$1,584,877	$1,541,040	$1,263,134
Cash and cash equivalents	58,960	28,344	30,679	61,518	83,069	21,877	13,572
Investment securities available-for-sale	264,423	238,842	294,322	221,813	205,852	243,304	313,506
Investment securities held-to-maturity	97,991	91,469	82,986	115,897	132,475	63,174	3,191
Loans, net(1)	1,882,508	1,207,902	1,807,401	1,112,941	1,066,197	1,115,416	864,421
Deposits	1,946,398	1,275,160	1,848,175	1,229,975	1,143,301	1,038,927	782,663
Short-term borrowings	60,446	14,579	79,229	17,260	21,029	57,303	73,042
Long-term debt	153,662	140,287	133,969	126,857	173,307	198,173	163,564
Subordinated debentures	5,933	5,608	9,630	5,539	5,448	5,357	—
Stockholders’ equity	302,758	230,163	307,189	227,361	222,576	225,246	227,714
Non-performing assets(2)	14,586	10,353	17,340	10,577	10,970	17,832	5,795

	At or For the Nine Months Ended September 30,		At or For the Years Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Selected Financial Ratios and Other Data:
Performance Ratios(3):
Return on average assets	0.74%	0.68%	0.21%	0.70%	0.65%	0.46%	0.62%
Return on average equity	5.88	4.88	1.52	4.94	4.49	2.67	3.23
Average equity to average assets	12.56	13.90	13.70	14.15	14.56	17.17	19.06
Interest rate spread(4)	3.36	3.17	3.18	3.17	3.25	2.83	2.69
Net interest margin(5)	3.54	3.46	3.45	3.51	3.65	3.39	3.47
Average interest-earning assets to average interest-bearing liabilities	125.55	129.79	129.12	128.20	127.83	130.87	135.95
Total non-interest expense to average total assets	2.59	2.75	3.22	2.75	2.85	2.91	2.59
Efficiency ratio	68.89	71.72	85.08	71.08	71.42	75.45	66.16
Dividend payout ratio	47.26	48.77	152.18	45.31	45.74	72.99	60.78

Regulatory Capital Ratios(3, 6):
Tier I risk-based capital	12.26	13.85	12.98	16.17	15.49	15.73	17.76
Tier I (core) capital	10.04	11.35	10.69	12.23	11.53	12.14	12.31
Tangible Equity Ratio	10.04	11.35	10.69	12.23	11.53	12.14	12.31
Total risk-based capital	12.94	14.77	13.61	17.09	16.34	16.53	18.71

Asset Quality Ratios(3):
Non-performing assets as a percent of total assets(2)	0.59	0.61	0.72	0.65	0.69	1.16	0.46
Non-performing loans as a percent of total loans(2)	0.65	0.73	0.81	0.75	0.88	1.45	0.55
Allowance for loan losses as a percent of total loans	0.72	1.03	0.67	0.99	0.93	0.82	0.95
Allowance for loan losses as a percent of non-performing loans(2)	111.04	140.49	82.20	131.68	105.86	56.36	171.98

Number of full service customer facilities	35	22	38	22	22	22	15

(1)	The allowance for loan losses at September 30, 2013 and 2012 and December 31, 2012, 2011, 2010, 2009 and 2008 was $13.6 million, $12.6 million, $12.1 million, $11.1 million, $10.0 million, $9.2 million and $8.3 million, respectively.
(2)	Non-performing assets consist of non-performing loans, foreclosed other real estate owned (“OREO”) and other non-performing assets. Non-performing loans consist of non-accrual and accruing loans 90 days or more overdue, while OREO consists of real estate acquired through foreclosure and real estate acquired by acceptance of a deed-in-lieu of foreclosure.
(3)	Asset Quality Ratios and Regulatory Capital Ratios are end-of-period ratios. With the exception of end-of-period ratios, all ratios are based on average monthly balances during the indicated periods and are annualized where appropriate.
(4)	The interest rate spread represents the difference between weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities.
(5)	The net interest margin represents net interest income as a percent of average interest-earning assets.
(6)	Regulatory Capital Ratios are reported for United Bank only.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL DATA

The following table shows selected unaudited pro forma condensed combined consolidated financial information about the financial condition and results of operations of Rockville giving effect to the merger with United. The selected unaudited pro forma condensed combined consolidated financial information assumes that the merger is accounted for under the acquisition method of accounting with Rockville treated as the acquirer. Under the acquisition method of accounting, the assets and liabilities of United, as of the effective date of the merger, will be recorded by Rockville at their respective estimated fair values and the excess of the merger consideration over the fair value of United’s net assets will be allocated to goodwill.

The table sets forth the information as if the merger had become effective on September 30, 2013, with respect to financial condition data, and on January 1, 2012 and January 1, 2013, with respect to the results of operations data. The selected unaudited pro forma condensed combined consolidated financial data has been derived from and should be read in conjunction with the unaudited pro forma condensed combined consolidated financial information, including the notes thereto, which is included in this joint proxy statement/prospectus under “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements.”

The selected unaudited pro forma condensed combined consolidated financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the periods presented. The selected unaudited pro forma condensed combined consolidated financial information also does not consider any potential impacts of current market conditions on revenues, potential revenue enhancements, anticipated cost savings and expense efficiencies, among other factors. Further, as explained in more detail in the notes accompanying the more detailed unaudited pro forma condensed combined consolidated financial information included under “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements,” the pro forma allocation of purchase price reflected in the selected unaudited pro forma condensed combined consolidated financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Additionally, the adjustments made in the unaudited pro forma condensed combined consolidated financial information, which are described in those notes, are preliminary and may be revised.

Selected Unaudited Pro Forma Condensed Combined Consolidated Financial Data

(Dollars in thousands, except per share amounts)

	For the Nine Months Ended September 30, 2013	For the Year Ended December 31, 2012
Pro Forma Net Income Information:
Net interest income	$112,527	$127,063
Provision for loan losses	4,293	6,726
Income before income taxes	36,787	30,955
Net income	26,404	20,140

At September 30, 2013
Pro Forma Balance Sheet Information:
Loans receivable, net	$3,508,783
Total assets	4,784,283
Deposits	3,643,323
Federal Home Loan Bank advances and other borrowings	419,485
Total stockholders’ equity	664,346

	For the Nine Months Ended September 30, 2013	For the Year Ended December 31, 2012
Per Common Share:
Earnings—basic	$0.50	$0.42
Earnings—diluted	0.49	0.41
Cash dividends declared per common share	0.30	0.52

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined consolidated financial information and explanatory notes show the impact on the historical financial positions and results of operations of Rockville and United and have been prepared to illustrate the effects of the merger involving Rockville and United under the acquisition method of accounting with Rockville treated as the acquirer. Under the acquisition method of accounting, the assets and liabilities of United, as of the effective date of the merger, will be recorded by Rockville at their respective fair values and the excess of the merger consideration over the fair value of United’s net assets will be allocated to goodwill. The unaudited pro forma condensed combined consolidated balance sheet as of September 30, 2013 is presented as if the merger with United had occurred on September 30, 2013. The unaudited pro forma condensed combined consolidated net income statements for the year ended December 31, 2012 and the nine months ended September 30, 2013 are presented as if the merger had occurred on January 1, 2012 and January 1, 2013. The historical consolidated financial information has been adjusted to reflect factually supportable items that are directly attributable to the merger and, with respect to the net income statements only, expected to have a continuing impact on consolidated results of operations.

The unaudited pro forma condensed combined consolidated financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the periods presented. The adjustments included in these unaudited pro forma condensed combined consolidated financial statements are preliminary and may be revised. The unaudited pro forma condensed combined consolidated financial information also does not consider any potential impacts of potential revenue enhancements, anticipated cost savings and expense efficiencies, among other factors.

As explained in more detail in the accompanying notes to the unaudited pro forma condensed combined consolidated financial information, the pro forma allocation of purchase price reflected in the unaudited pro forma condensed combined consolidated financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Adjustments may include, but not be limited to, changes in (1) United’s balance sheet through the effective time of the merger; (2) the aggregate value of the merger consideration paid if the price of Rockville’s stock varies from the assumed $13.62 per share; (3) total merger-related expenses if consummation and/or implementation costs vary from currently estimated amounts; and (4) the underlying values of assets and liabilities if market conditions differ from current assumptions.

The unaudited pro forma condensed combined consolidated financial information is provided for informational purposes only. The unaudited pro forma condensed combined consolidated financial information is not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The preparation of the unaudited pro forma condensed combined consolidated financial information and related adjustments required management to make certain assumptions and estimates. The unaudited pro forma condensed combined consolidated financial statements should be read together with:

•	The accompanying notes to the unaudited pro forma condensed combined consolidated financial information;

•	Rockville’s separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2012, included in Rockville’s Annual Report on Form 10-K for the year ended December 31, 2012;

•	United’s separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2012 included in United’s Annual Report on Form 10-K for the year ended December 31, 2012;

•	Rockville’s separate unaudited historical consolidated financial statements and accompanying notes as of and for the nine months ended September 30, 2013 included in Rockville’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013;

•	United’s separate unaudited historical consolidated financial statements and accompanying notes as of and for the nine months ended September 30, 2013 included in United’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013; and

•	Other information pertaining to Rockville and United contained in or incorporated by reference into this joint proxy statement/prospectus.

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet

as of September 30, 2013

(In thousands)	Rockville Financial, Inc.	United Financial Bancorp, Inc.	Pro Forma Merger Adjustments			Pro Forma Combined
ASSETS:
Cash and cash equivalents	$54,471	$58,960	—			$113,431
Securities	384,268	362,414	$1,402	(A	)	748,084
Loans held for sale	2,904	—	—			2,904
Loans receivable	1,656,028	1,896,150	(24,692)	(B	)	3,527,486
Allowance for loan losses	(18,703)	(13,642)	13,642	(C	)	(18,703)

Loans receivable, net	1,637,325	1,882,508	(11,050)			3,508,783
Federal Home Loan Bank stock	15,053	17,334	—			32,387
Accrued interest receivable	5,879	6,355	—			12,234
Deferred tax asset, net	14,056	21,226	(4,508)	(D	)	30,774
Premises and equipment, net	22,848	25,474	4,000	(E	)	52,322
Goodwill	1,070	40,992	74,144	(F	)	116,206
Core deposit intangible	—	3,322	10,478	(G	)	13,800
Cash surrender value of bank-owned life insurance	63,949	54,157	—			118,106
Other real estate owned	2,129	2,206	—			4,335
Other assets	15,128	15,789	—			30,917

Total assets	$2,219,080	$2,490,737	$74,466			$4,784,283

LIABILITIES AND CAPITAL
LIABILITIES:
Deposits	$1,692,072	$1,946,398	$4,853	(H	)	$3,643,323
Mortgagors’ and investors’ escrow accounts	3,635	3,375	—			7,010
Federal Home Loan Bank and other borrowings	196,246	220,041	3,198	(I	)	419,485
Accrued expenses and other liabilities	31,954	18,165	—			50,119

Total liabilities	1,923,907	2,187,979	8,051			4,119,937

CAPITAL:
Common stock and paid-in capital	258,493	273,364	95,809	(J	)	627,666
Unearned compensation—ESOP	(7,442)	—	—			(7,442)
Treasury stock, at cost	(43,201)	(65,506)	65,506	(K	)	(43,201)
Retained earnings	96,573	94,219	(94,219)	(L	)	96,573
Accumulated other comprehensive (loss) income, net of tax	(9,250)	681	(681)	(M	)	(9,250)

Total stockholders’ equity	295,173	302,758	66,415			664,346

Total liabilities and stockholders’ equity	$2,219,080	$2,490,737	$74,466			$4,784,283

Unaudited Pro Forma Condensed Combined Consolidated Statement of Net Income for the Nine Months Ended September 30, 2013

(In thousands)	Rockville Financial, Inc.	United Financial Bancorp, Inc.	Pro Forma Merger Adjustments			Pro Forma Combined
INTEREST AND DIVIDEND INCOME:
Loans	$50,854	$64,307	$(779)	(N	)	$114,382
Investments	6,855	6,787	(203)	(O	)	13,439
Other earning assets	60	68	—			128

Total interest and dividend income	57,769	71,162	(982)			127,949

INTEREST EXPENSE:
Deposits	5,862	8,552	(3,033)	(P	)	11,381
Borrowed funds	1,826	3,072	(857)	(Q	)	4,041

Total interest expense	7,688	11,624	(3,890)			15,422

Net interest income	50,081	59,538	2,908			112,527
PROVISION FOR LOAN LOSSES	1,326	2,967	—			4,293

Net interest income after provision for loan losses	48,755	56,571	2,908			108,234

NON-INTEREST INCOME:
Service charges and fees	6,125	5,456	—			11,581
Net gain (loss) from sale of securities	585	(50)	—			535
Net gain from sales of loans	4,797	213	—			5,010
BOLI income	1,578	1,541	—			3,119
Other income	1,007	1,629	—			2,636

Total non-interest income	14,092	8,789	—			22,881

NON-INTEREST EXPENSE:
Salaries and employee benefits	26,748	24,733	—			51,481
Service bureau fees	2,624	4,243	—			6,867
Occupancy and equipment	5,160	4,317	200	(R	)	9,677
Professional fees	1,948	1,914	—			3,862
Other	8,811	11,748	1,882	(S	)	22,441

Total non-interest expense	45,291	46,955	2,082			94,328

INCOME BEFORE INCOME TAXES	17,556	18,405	826			36,787
PROVISION FOR INCOME TAXES	5,086	5,008	289	(T	)	10,383

NET INCOME	$12,470	$13,397	$537			$26,404

Unaudited Pro Forma Condensed Combined Consolidated Statement of Net Income for the Year Ended December 31, 2012

(In thousands)	Rockville Financial, Inc.	United Financial Bancorp, Inc.	Pro Forma Merger Adjustments			Pro Forma Combined
INTEREST AND DIVIDEND INCOME:
Loans	$71,201	$60,401	$(1,041)	(N	)	$130,561
Investments	6,676	10,544	(270)	(O	)	16,950
Other earning assets	75	226	—			301

Total interest and dividend income	77,952	71,171	(1,310)			147,813

INTEREST EXPENSE:
Deposits	8,734	10,466	(4,044)	(P	)	15,156
Borrowed funds	2,210	4,526	(1,142)	(Q	)	5,594

Total interest expense	10,944	14,992	(5,186)			20,750

Net interest income	67,008	56,179	3,876			127,063
PROVISION FOR LOAN LOSSES	3,587	3,139	—			6,726

Net interest income after provision for loan losses	63,421	53,040	3,876			120,337

NON-INTEREST INCOME:
Service charges and fees	6,480	6,948	—			13,428
Net gain from sale of securities	914	254	—			1,168
Net gain from sales of loans	4,417	645	—			5,062
BOLI income	1,920	1,825	—			3,745
Other income	976	951	—			1,927

Total non-interest income	14,707	10,623	—			25,330

NON-INTEREST EXPENSE:
Salaries and employee benefits	33,186	26,533	—			59,719
Service bureau fees	4,036	4,600	—			8,636
Occupancy and equipment	4,653	3,771	267	(R	)	8,691
Professional fees	3,233	1,886	—			5,119
Acquisition related expenses	—	4,952	—			4,952
ESOP plan termination expense	—	4,482	—			4,482
Other	10,588	10,016	2,509	(S	)	25,113

Total non-interest expense	55,696	56,240	2,776			114,712

INCOME BEFORE INCOME TAXES	22,432	7,423	1,100			30,955
PROVISION FOR INCOME TAXES	6,635	3,795	385	(T	)	10,815

NET INCOME	$15,797	$3,628	$715			$20,140

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements

Note 1—Basis of Presentation

The unaudited pro forma condensed combined consolidated financial information has been prepared using the acquisition method of accounting giving effect to the merger involving Rockville and United, with Rockville as the acquiror. The unaudited pro forma condensed combined consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position had the merger been consummated at September 30, 2013 or the results of operations had the merger been consummated at January 1, 2012 or January 1, 2013, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities. The merger, which is currently expected to be completed in the first half of 2014, provides for the issuance of 26,510,247 shares of Rockville common based on the number of outstanding shares of United at September 30, 2013, and the 1.3472 exchange ratio. Based on Rockville’s closing stock price on November 14, 2013, the value of the aggregate merger consideration would be approximately $369.2 million.

Under the acquisition method of accounting, the assets and liabilities of United will be recorded at the respective fair values on the merger date. The fair value on the merger date represents management’s best estimates based on available information and facts and circumstances in existence on the merger date. The pro forma allocation of purchase price reflected in the unaudited pro forma condensed combined consolidated financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Adjustments may include, but not be limited to, changes in (1) United’s balance sheet through the effective time of the merger; (2) the aggregate value of the merger consideration paid if the price of Rockville’s stock varies from the assumed $13.62 per share; (3) total merger-related expenses if consummation and/or implementation costs vary from currently estimated amounts; and (4) the underlying values of assets and liabilities if market conditions differ from current assumptions.

The accounting policies of both Rockville and United are in the process of being reviewed in detail. Upon completion of such review, conforming adjustments or financial statement reclassification may be determined.

Note 2—Estimated Merger and Integration Costs

The plan to integrate Rockville’s and United’s operations is still being developed. Over the next several months, the specific details of these plans will continue to be refined. Rockville and United are currently in the process of assessing the two companies’ personnel, benefit plans, premises, equipment, computer systems, and service contracts to determine where they may take advantage of redundancies or where it will be beneficial or necessary to convert to one system. Certain decisions arising from these assessments may involve involuntary termination of Rockville’s and United’s employees, vacating Rockville’s and United’s leased premises, changing information systems, canceling contracts between Rockville or United and certain service providers and selling or otherwise disposing of certain premises, furniture and equipment owned by Rockville or United. Rockville expects to incur merger-related expenses including system conversion costs, employee retention and severance agreements, communications to customers, and others. To the extent there are costs associated with these actions, the costs will be recorded based on the nature and timing of these integration actions. Most acquisition and restructuring costs are recognized separately from a business combination and generally will be expensed as incurred. We estimate the merger-related costs to be approximately $34.0 million and expect they will be incurred in fiscal years 2013, 2014 and 2015, which are not reflected in the accompanying pro forma financial information.

Note 3—Estimated Annual Cost Savings

Rockville and United expect to realize approximately $17.6 million in annual pre-tax cost savings following the merger, which management expects to be phased-in over a two-year period, but there is no assurance that the anticipated cost savings will be realized on the anticipated time schedule or at all. These cost savings are not reflected in the presented pro forma financial information.

Note 4—Pro Forma Merger Adjustments

The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined consolidated financial information. All taxable adjustments were calculated using a 35% tax rate to arrive at deferred tax asset or liability adjustments. All adjustments are based on current assumptions and valuations, which are subject to change.

Balance Sheet
(In thousands)
(A) Adjustments to investment portfolio
To reflect the mark up on the fair value of United’s held-to-maturity investment securities portfolio:
Amortized cost	$99,393
Fair value	97,991

Adjustment	$1,402

(B) Adjustment to loans
To reflect the probable credit loss in United’s loan portfolio, estimated at 1.6% of loans outstanding.	$(30,000)
To reflect the interest rate mark up on the fair value of United’s loan portfolio	5,308

$(24,692)

(C) Adjustment to allowance for loan losses
To remove United’s allowance at merger date as the credit risk is contemplated in the fair value adjustment in adjustment B above	$13,642

(D) Adjustments to deferred tax assets
To reflect reduction in the deferred tax asset as a result of the merger fair value adjustments:
Adjustments to investment securities	$(1,402)
Adjustment to loans—expected credit losses	30,000
Adjustment to loans—interest rate mark	(5,308)
Adjustment to allowance for loan losses	(13,642)
Adjustment to properties and equipment, net	(4,000)
Adjustments to core deposit intangible, net	(10,478)
Adjustment to deposits	(4,853)
Adjustment to borrowed funds	(3,198)

Subtotal for fair value adjustments	(12,881)

Calculated deferred taxes at Rockville’s estimated statutory rate of 35%	$(4,508)

(E) Adjustment to properties and equipment, net
To reflect the fair value of United’s property and equipment at the merger date	$4,000

(F) Adjustments to Goodwill, net
To reflect the elimination of the carrying value of United’s goodwill at the merger date	$(40,992)
To reflect goodwill created by the merger with United	115,136

$74,144

(G) Adjustments to core deposit intangible, net
To reflect the elimination of the carrying value of United’s core deposit intangible at the merger date	$(3,322)
To record the estimated fair value of United’s core deposit intangible. It will be amortized over 10 years using the sum-of-the-years-digits method	13,800

$10,478

Balance Sheet
(In thousands)
(H) Adjustment to deposits
To reflect the fair value at the merger date based on current market rates for similar deposit products	$4,853

(I) Adjustment to borrowed funds
To reflect the fair value at the merger date of borrowed funds	$3,198

(J) Adjustments to stockholders’ equity
To eliminate United common stock	$(273,364)
To replace United stock with Rockville stock	369,173

$95,809

(K) Adjustment to treasury stock, at cost
To eliminate United’s treasury stock, at cost	$65,506

(L) Adjustment to retained earnings
To eliminate United’s retained earnings	$(94,219)

(M) Adjustment to accumulated other comprehensive income
To eliminate United’s accumulated other comprehensive income	$(681)

Statements of Net Income (In thousands)	Nine Months Ended 9/30/2013	Year Ended 12/31/2012
(N) Adjustment to loan interest income
To reflect the amortization of loan premium from interest rate fair value adjustment; amortization based on estimated weighted average life of 5.1 years	$(779)	$(1,041)

(O) Adjustment to investment securities interest income
To reflect amortization of investment securities premium from fair value adjustment. Amortization based on estimated life of 5.2 years	$(203)	$(270)

(P) Adjustment to deposit interest expense
To reflect amortization of deposit premium resulting from deposit fair value adjustment. Amortization based on estimated life of 1.2 years	$(3,033)	$(4,044)

(Q) Adjustment to borrowing interest expense
To reflect amortization of borrowing premium resulting from borrowing fair value adjustment; amortization based on estimated life of 2.8 years	$(857)	$(1,142)

(R) Adjustment to occupancy and equipment
To reflect additional depreciation expense resulting from fair value adjustments to premises and equipment. Amortization based on an estimated average life of 15 years	$200	$267

(S) Adjustments to other non-interest expense
To reflect the amortization of acquired identifiable intangible assets using a 10-year amortization period and using the sum-of-the-years- digits method of amortization	$1,882	$2,509

(T) Adjustment to income tax provision
To reflect the income tax effect of pro forma adjustments at 35%	$289	$385

Note 5—Preliminary Purchase Accounting Allocation

The unaudited pro forma condensed combined consolidated financial information reflects the issuance of 26,510,247 shares of Rockville common stock totaling approximately $369.2 million. The merger will be accounted for using the acquisition method of accounting. Rockville’s cost to acquire United will be allocated to the assets (including identifiable intangible assets) and liabilities of United at their respective estimated fair values as of the merger date. Accordingly, the pro forma purchase price was preliminarily allocated to the assets acquired and the liabilities assumed based on their estimated fair values as summarized in the following table.

Preliminary Purchase Accounting Allocation
(In thousands)	September 30, 2013
Total pro forma purchase price	$369,173
Fair value of assets acquired:
Cash and cash equivalents	58,960
Securities	363,816
Loans receivable, net	1,871,458
Federal Home Loan Bank stock, at cost	17,334
Accrued interest receivable	6,355
Deferred tax asset	16,718
Premises and equipment, net	29,474
Core deposit intangible	13,800
Cash surrender value of bank-owned life insurance	54,157
Other assets	17,995

Total	2,450,067

Fair value of liabilities assumed:
Deposits	1,951,251
Mortgagors’ and investors’ escrow accounts	3,375
Advances from Federal Home Loan Bank and other borrowings	223,239
Capitalized lease obligations	4,583
Accrued expenses and other liabilities	13,582

Total	2,196,030

Fair value of net assets acquired	254,037

Goodwill	$115,136

COMPARATIVE PER SHARE DATA

(Unaudited)

Presented below for Rockville and United are historical, unaudited pro forma combined and pro forma equivalent per share financial data as of and for the year ended December 31, 2012 and as of and for the nine months ended September 30, 2013. The information presented below should be read together with the historical consolidated financial statements of Rockville and United, including the related notes, filed by Rockville and United, as applicable, with the SEC and incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

The unaudited pro forma and pro forma per equivalent share information gives effect to the merger as if the merger had been effective on December 31, 2012 or September 30, 2013 in the case of the book value data, and as if the merger had been effective as of January 1, 2012 or January 1, 2013 in the case of the earnings per share and the cash dividends data. The unaudited pro forma data combines the historical results of United into Rockville’s consolidated statement of net income. While certain adjustments were made for the estimated impact of fair value adjustments and other acquisition-related activity, they are not indicative of what could have occurred had the acquisition taken place on January 1, 2012 or January 1, 2013.

The unaudited pro forma adjustments are based upon available information and certain assumptions that Rockville and United management believe are reasonable. The unaudited pro forma data, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of factors that may result as a consequence of the merger or consider any potential impacts of current market conditions or the merger on revenues, expense efficiencies or asset dispositions, among other factors, nor the impact of possible business model changes. As a result, unaudited pro forma data are presented for illustrative purposes only and do not represent an attempt to predict or suggest future results. Upon completion of the merger, the operating results of United will be reflected in the consolidated financial statements of Rockville on a prospective basis.

	Rockville Historical	United Historical	Pro Forma Combined	Per Equivalent United Share(1)
For the year ended December 31, 2012:
Basic earnings per share(2)	$0.57	$0.24	$0.42	$0.56
Diluted earnings per share(2)	0.56	0.24	0.41	0.56
Cash dividends declared(3)	0.52	0.38	0.52	0.70

Weighted average shares outstanding:
Basic	27,796,116	15,234,896	48,320,568
Diluted	28,025,610	15,421,777	48,801,828

Book value per share as of December 31, 2012	$11.39	$15.24	$12.55	$16.91

For the nine months ended September 30, 2013:
Basic earnings per share(2)	$0.47	$0.68	$0.50	$0.67
Diluted earnings per share(2)	0.47	0.67	0.49	0.66
Cash dividends declared(3)	0.30	0.32	0.30	0.40

Weighted average shares outstanding:
Basic	26,339,942	19,800,557	53,015,252
Diluted	26,680,762	20,078,865	53,731,009

Book value per share as of September 30, 2013	$11.33	$15.39	$12.64	$17.03

(1)	Calculated by multiplying pro forma combined per share amounts by the exchange ratio of 1.3472.
(2)	Pro forma combined earnings per share data excludes the impact of anticipated cost savings and potential revenue enhancements that may be realized through the merger.
(3)	Pro forma combined cash dividends declared are based upon Rockville’s historical amounts.

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the section “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote for the proposals presented in this joint proxy statement/prospectus. You should also consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Because the market price of Rockville common stock will fluctuate, United stockholders cannot be certain of the market value of the merger consideration they will receive.

Upon completion of the merger, each share of United common stock will be converted into 1.3472 shares of Rockville common stock. The market value of the merger consideration may vary from the closing price of Rockville common stock on the date Rockville and United announced the merger, on the date that this joint proxy statement/prospectus is mailed to United stockholders, on the date of the special meeting of the United stockholders and on the date the merger is completed and thereafter. Any change in the market price of Rockville common stock prior to the completion of the merger will affect the market value of the merger consideration that United stockholders will receive upon completion of the merger. The exchange ratio is fixed in the merger agreement, and there will be no adjustment to the merger consideration for changes in the market price of either shares of Rockville common stock or shares of United common stock. Stock price changes may result from a variety of factors, including, but not limited to, general market and economic conditions, changes in our respective businesses, operations and prospects and regulatory considerations. Therefore, at the time of the United special meeting you will not know the precise market value of the consideration you will receive at the effective time of the merger. You should obtain current market quotations for shares of Rockville common stock and for shares of United common stock.

The market price of Rockville common stock after the merger may be affected by factors different from those affecting the shares of United or Rockville currently.

Upon completion of the merger, holders of United common stock will become holders of Rockville common stock. Rockville’s business differs in important respects from that of United, and, accordingly, the results of operations of the combined company and the market price of Rockville common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of Rockville and United. For a discussion of the businesses of Rockville and United and of some important factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Where You Can Find More Information.”

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger.

Before the merger and the bank merger may be completed, Rockville and United must obtain approvals from, or provide notice to, the Federal Reserve Board, the FDIC, the OCC, the Connecticut Banking Commissioner and the BBI. Other approvals, waivers or consents from regulators may also be required. In determining whether to grant these approvals the regulators consider a variety of factors, including the regulatory standing of each party and the factors described under “The Merger—Regulatory Approvals Required for the Merger.” An adverse development in either party’s regulatory standing or these factors could result in an inability to obtain approval or delay their receipt. These regulators may impose conditions on the completion of the merger or the bank merger or require changes to the terms of the merger or the bank merger. Such conditions or changes could have the effect of delaying or preventing completion of the merger or the bank merger or imposing additional costs on or limiting the revenues of the combined company following the merger and the bank merger, any of which might have an adverse effect on the combined company following the merger. See “The Merger—Regulatory Approvals Required for the Merger.” Regulatory approvals could also be impacted based on the status of any ongoing investigation of either party or its customers, including subpoenas to provide information or investigations, by a federal, state or local governmental agency.

Combining the two companies may be more difficult, costly or time consuming than expected and the anticipated benefits and cost savings of the merger may not be realized.

Rockville and United have operated and, until the completion of the merger, will continue to operate, independently. The success of the merger, including anticipated benefits and cost savings, will depend, in part, on Rockville’s ability to successfully combine and integrate the businesses of Rockville and United in a manner that permits growth opportunities and does not materially disrupt the existing customer relations nor result in decreased revenues due to loss of customers. It is possible that the integration process could result in the loss of key employees, the disruption of either company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. The loss of key employees could adversely affect Rockville’s ability to successfully conduct its business, which could have an adverse effect on Rockville’s financial results and the value of its common stock. If Rockville experiences difficulties with the integration process, the anticipated benefits of the merger may not be realized fully or at all, or may take longer to realize than expected. There also may be business disruptions that cause Rockville and/or United to lose customers or cause customers to remove their accounts from Rockville and/or United and move their business to competing financial institutions. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of United and Rockville during this transition period and for an undetermined period after completion of the merger on the combined company.

Additionally, Rockville may not be able to successfully achieve the level of cost savings, revenue enhancements and other synergies that it expects, and may not be able to capitalize upon the existing customer relationships of United to the extent anticipated, or it may take longer, or be more difficult or expensive than expected, to achieve these goals. This could have an adverse effect on Rockville’s business, results of operation and stock price.

The unaudited pro forma condensed combined consolidated financial statements included in this document are preliminary, and the actual financial condition and results of operations after the merger may differ materially.

The unaudited pro forma condensed combined consolidated financial statements in this document are presented for illustrative purposes only and are not necessarily indicative of what Rockville’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined consolidated financial statements reflect adjustments, which are based upon preliminary estimates, to record the United identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of United as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. For more information, see “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements” beginning on page 20.

Certain of Rockville’s directors and executive officers have interests in the merger that may differ from the interests of Rockville’s stockholders.

Certain of Rockville’s directors and executive officers have interests in the merger and have arrangements that are different from, or in addition to, those of Rockville stockholders generally. Rockville’s board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger agreement, and in recommending that Rockville stockholders vote in favor of adopting the merger agreement. For a description of these interests, see “The Merger—Interests of Rockville’s Directors and Executive Officers in the Merger.”

Certain of United’s directors and executive officers have interests in the merger that may differ from the interests of United’s stockholders.

Certain of United’s directors and executive officers have interests in the merger and have arrangements that are different from, or in addition to, those of United’s stockholders generally. These interests and arrangements may create potential conflicts of interest. United’s board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger agreement, and in recommending that United’s stockholders vote in favor of adopting the merger agreement. For a description of these interests, see “The Merger—Interests of United’s Directors and Executive Officers in the Merger.”

Termination of the merger agreement could negatively affect United or Rockville.

If the merger agreement is terminated, there may be various consequences. For example, United’s or Rockville’s businesses may have been affected adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of United’s or Rockville’s common stock could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. If the merger agreement is terminated under certain circumstances, United or Rockville may be required to pay to the other party a termination fee of $15,000,000.

United and Rockville will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on United or Rockville. These uncertainties may impair United’s or Rockville’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with United or Rockville to seek to change existing business relationships with United or Rockville. Retention of certain employees by United or Rockville may be challenging while the merger is pending, as certain employees may experience uncertainty about their future roles with United or Rockville. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with United or Rockville, United’s business or Rockville’s business could be harmed. In addition, subject to certain exceptions, each of United and Rockville has agreed to operate its business in the ordinary course prior to closing. See “The Merger Agreement—Covenants and Agreements” for a description of the restrictive covenants applicable to United and Rockville.

If the merger is not completed, Rockville and United will have incurred substantial expenses without realizing the expected benefits of the merger.

Each of Rockville and United has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC and regulatory authorities in connection with the merger. If the merger is not completed, Rockville and United would have to recognize these expenses without realizing the expected benefits of the merger.

The termination fee and other restrictions on solicitation contained in the merger agreement may deter potential acquirers.

The merger agreement prohibits Rockville and United from initiating, soliciting, knowingly encouraging or knowingly facilitating certain third-party acquisition proposals. See “The Merger Agreement—Agreement Not to

Solicit Other Offers.” The merger agreement also provides that Rockville or United must pay a termination fee of $15,000,000 if the merger agreement is terminated under certain circumstances, including involving such party’s failure to abide by certain obligations not to solicit acquisition proposals. See “The Merger Agreement—Termination Fee.” These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of United or Rockville from considering or proposing such an acquisition.

The shares of Rockville common stock to be received by United stockholders as a result of the merger will have different rights from the shares of United common stock.

Upon completion of the merger, United stockholders will become Rockville stockholders and their rights as stockholders will be governed by the Connecticut Business Corporation Act (which we refer to as the “CBCA”) and the Rockville certificate of incorporation and bylaws. The rights associated with United common stock are different from the rights associated with Rockville common stock. Please see “Comparison of Stockholders’ Rights” beginning on page 124 for a discussion of the different rights associated with Rockville common stock.

Holders of United and Rockville common stock will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Holders of United and Rockville common stock currently have the right to vote in the election of the board of directors and on other matters affecting United and Rockville, respectively. Upon the completion of the merger, each United stockholder who receives shares of Rockville common stock will become a stockholder of Rockville with a percentage ownership of Rockville that is smaller than the stockholder’s percentage ownership of United. It is currently expected that the former stockholders of United as a group will receive shares in the merger constituting approximately 51% of the outstanding shares of Rockville common stock immediately after the merger. As a result, current stockholders of Rockville as a group will own approximately 49% of the outstanding shares of Rockville common stock immediately after the merger. Because of this, Rockville and United stockholders will have less influence on the management and policies of the surviving corporation than they now have on the management and policies of Rockville and United, respectively.

United stockholders do not have dissenters’ or appraisal rights in the merger.

Dissenters’ rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Under the MGCL, a stockholder may not dissent from a merger as to shares that are listed on a national securities exchange. Thus, holders of United common stock will not be entitled to dissenters’ or appraisal rights in the merger with respect to their shares of United common stock.

The fairness opinions delivered in connection with the merger will not reflect changes in circumstances subsequent to the date of such opinions.

Each of RBCCM and Sandler O’Neill delivered a fairness opinion to Rockville dated as of November 14, 2013. Sterne Agee delivered a fairness opinion to United dated as of November 14, 2013. The opinions of the respective financial advisors stated that as of such date, and based on and subject to the factors and assumptions set forth therein, the exchange ratio in the merger (or merger consideration, as the case may be), was fair from a financial point of view. The opinions do not reflect changes that may occur or may have occurred after the date of such opinions, including changes to the operations and prospects of Rockville and United, changes in general market and economic conditions or regulatory or other factors. Any such changes, or changes in other factors on which each opinion is based, may materially alter or affect the estimated valuation conclusions reached in such opinions for Rockville and United.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this joint proxy statement/prospectus are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Rockville’s or United’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving United and Rockville, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. In addition to factors previously disclosed in Rockville’s and United’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Rockville and United stockholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Rockville and United businesses; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; changes in Rockville’s stock price before closing; the reaction to the transaction of the companies’ customers, employees and counterparties; and the impact, extent and timing of technological changes, capital management activities, legislative and regulatory actions and other actions of various regulatory bodies, including without limitation the Federal Reserve Board, the FDIC, the OCC, the Connecticut Banking Commissioner and the BBI.

For any forward-looking statements made in this joint proxy statement/prospectus or in any documents incorporated by reference into this joint proxy statement/prospectus, Rockville and United claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this joint proxy statement/prospectus or the date of the applicable document incorporated by reference in this joint proxy statement/prospectus. Rockville and United do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this joint proxy statement/prospectus and attributable to Rockville, United or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this joint proxy statement/prospectus.

THE UNITED SPECIAL MEETING

This section contains information for United stockholders about the special meeting that United has called to allow its stockholders to consider and vote on the merger agreement and other matters. United is mailing this joint proxy statement/prospectus to you, as a United stockholder, on or about [    ]. This joint proxy statement/prospectus is accompanied by a notice of the special meeting of United stockholders and a form of proxy card that United’s board of directors is soliciting for use at the special meeting and at any adjournments or postponements of the special meeting.

Date, Time and Place of Meeting

The special meeting of United stockholders will be held at [            ] at [            ] local time, on [                    ], 2014. On or about [                    ], 2014, United commenced mailing this document and the enclosed form of proxy card to its stockholders entitled to vote at the United special meeting.

Matters to Be Considered

At the United special meeting, United stockholders will be asked to consider and vote upon the following matters:

•	the United merger proposal;

•	the United adjournment proposal;

•	the United compensation proposal; and

•	any other business as may properly come before the meeting or any adjournment thereof.

Recommendation of United’s Board of Directors

United’s board of directors has determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of United and its stockholders, has adopted the merger agreement and recommends that United stockholders vote “FOR” the United merger proposal, “FOR” the United adjournment proposal and “FOR” the United compensation proposal. See “The Merger—United’s Reasons for the Merger; Recommendation of United’s Board of Directors” for a more detailed discussion of United’s board of directors’ recommendation.

United Record Date and Quorum

The United board of directors has fixed the close of business on [                    ], 2014 as the record date for determining the holders of United common stock entitled to receive notice of and to vote at the United special meeting.

As of the United record date, there were [            ] shares of United common stock outstanding and entitled to vote at the United special meeting held by [            ] holders of record. Each share of United common stock entitles the holder to one vote at the United special meeting on each proposal to be considered at the United special meeting.

The presence at the special meeting, in person or by proxy, of a majority of the outstanding shares of United common stock entitled to vote at the special meeting will constitute a quorum for the transaction of business. All shares of United common stock present in person or represented by proxy, including abstentions, will be treated as present for determining the presence or absence of a quorum for all matters voted on at the United special meeting. Broker non-votes will be counted for determining the presence of a quorum at the meeting only if the beneficial owner of such shares has instructed the bank or broker how to vote with respect to at least one matter before the meeting.

Vote Required; Treatment of Abstentions and Failure to Vote

United merger proposal:

•	Standard: Approval of the United merger proposal requires the affirmative vote of a majority of the outstanding shares of United common stock entitled to vote on the proposal.

•	Effect of failure to vote, abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card or fail to instruct your bank or broker how to vote with respect to the United merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

United adjournment proposal and United compensation proposal:

•	Standard: Approval of each of the United adjournment proposal and United compensation proposal requires the affirmative vote of a majority of votes cast (in person or by proxy) at the United special meeting and entitled to vote on such proposals.

•	Effect of failure to vote, abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card or fail to instruct your bank or broker how to vote with respect to the United adjournment proposal or the United compensation proposal, it will have no effect on such proposals.

Shares Held By Officers and Directors

As of the record date, the directors and executive officers of United and their affiliates owned and were entitled to vote [            ] shares of United common stock, representing approximately [    ]% of the shares of United common stock outstanding on that date. United currently expects that United’s directors and executive officers will vote their shares in favor of the United merger proposal, the United adjournment proposal and the United compensation proposal, although none of them has entered into any agreements obligating them to do so. As of the record date, Rockville beneficially held [            ] shares of United common stock.

Voting of Proxies; Incomplete Proxies

You may vote by proxy or in person at the United special meeting. If you hold your shares of United common stock in your name as a stockholder of record, to submit a proxy, you must complete and return the proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States. When the accompanying proxy card is returned properly executed, the shares of United stock represented by it will be voted at the United special meeting in accordance with the instructions contained on the proxy card. If any proxy card is returned signed and dated without indication as to how to vote, the shares of United common stock represented by the proxy card will be voted as recommended by the United board of directors. You may also vote your shares through the Internet or by telephone. Information and applicable deadlines for voting through the Internet or by telephone are set forth in the enclosed proxy card instructions.

If your shares are held in “street name” by a broker, bank or other nominee, the stockholder should check the voting form used by that firm to determine whether it may vote by telephone or the Internet.

Every United stockholder’s vote is important. Accordingly, you should sign, date and return the enclosed proxy card, whether or not you plan to attend the United special meeting in person. Sending in your proxy card will not prevent you from voting your shares personally at the meeting, since you may revoke your proxy at any time before it is voted.

Shares Held in “Street Name”

If you are a United stockholder and your shares are held in “street name” through a bank, broker or other holder of record, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank or broker. You may not vote shares held in street name by returning a proxy card directly to United or by voting in person at the United special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee. Further, brokers, banks or other nominees who hold shares of United common stock on behalf of their customers may not give a proxy to United to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks and other nominees do not have discretionary voting power on these matters.

Revocability of Proxies and Changes to a United Stockholder’s Vote

If you hold stock in your name as a stockholder of record, you may revoke any proxy at any time before it is voted by (1) voting at a later date, (2) delivering a written revocation letter to United’s corporate secretary or (3) attending the special meeting in person, notifying the corporate secretary and voting by ballot at the special meeting.

Any stockholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying United’s corporate secretary) of a stockholder at the special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy card should be addressed to:

United Financial Bancorp, Inc.

95 Elm Street

West Springfield, Massachusetts 01089

Attention: Corporate Secretary

If your shares are held in “street name” by a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies.

Participants in Certain Benefit Plans

If you participate in either the United Bank or the New England Bank Employee Stock Ownership Plan, you will receive a vote authorization form that reflects the shares you may direct the trustee to vote on your behalf under the respective plan. Under the terms of each plan, all allocated shares of United common stock held by the plan are voted by the plan trustee, as directed by plan participants. All allocated shares for which no timely voting instructions are received are voted by the plan trustee in the same proportion as shares for which the trustee has received timely voting instructions, subject to the exercise of its fiduciary duties. The plan trustee will vote all shares held in the trust for which it does not receive timely voting instructions as directed by United Bank.

If you hold shares through New England Bank’s Employees’ Savings & Profit Sharing Plan, you will receive a vote authorization form that reflects all the shares that you may direct the plan trustee to vote on your behalf under the plan. Under the terms of the plan, you are entitled to direct the trustee how to vote the shares of United common stock credited to your account in the plan. The trustee will vote all shares of United common stock for which no directions are given or for which timely instructions were not received in the same proportion as shares for which the trustee received voting instructions.

Solicitation of Proxies

In addition to solicitation of proxies by mail, United will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of United common stock and secure their voting instructions. United will reimburse the record holders for their reasonable expenses in taking those actions. If necessary, United may use its directors and several of its regular employees, who will not be specially compensated, to solicit proxies from the United stockholders, either personally or by telephone, facsimile, letter or electronic means. United has also made arrangements with AST Phoenix Advisory Partners to assist it in soliciting proxies and has agreed to pay AST $7,000 plus reasonable expenses for these services. United will bear the entire cost of soliciting proxies from you.

Attending and Voting at the United Special Meeting

All holders of United common stock, including holders of record and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Stockholders of record can vote in person at the special meeting. If you are not a stockholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you to be admitted. United reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the special meeting is prohibited without United’s express written consent.

Delivery of Proxy Materials to Stockholders Sharing an Address

As permitted by applicable law, only one copy of this joint proxy statement/prospectus is being delivered to multiple stockholders of United sharing an address unless United has previously received contrary instructions from one or more such stockholders. This is referred to as “householding.” Stockholders who hold their shares in “street name” can request further information on householding through their banks, brokers or other holders of record. On written or oral request to Dena Hall, Senior Vice President, Marketing, at United’s corporate offices, 95 Elm Street, West Springfield, Massachusetts 01089 or by telephone at (413) 787-1292, or to United’s proxy solicitor, AST Phoenix Advisory Partners, at 110 Wall Street, 27th Floor, New York, New York 10015, or toll-free at (800) 833-2175, United will deliver promptly a separate copy of this document to a stockholder at a shared address to which a single copy of the document was delivered.

Assistance

If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of United common stock, please contact Dena Hall, Senior Vice President, Marketing, 95 Elm Street, West Springfield, Massachusetts 01089 ((413) 787-1292) or United’s proxy solicitor, AST Phoenix Advisory Partners, at 110 Wall Street, 27th Floor, New York, New York 10015, or toll-free at (800) 833-2175.

UNITED PROPOSALS

PROPOSAL NO. 1—UNITED MERGER PROPOSAL

United is asking its stockholders to approve the merger agreement and the transactions contemplated thereby. Holders of United common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

After careful consideration, the United board of directors adopted the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger, to be advisable and in the best interest of United and the stockholders of United. See “The Merger—United’s Reasons for the Merger; Recommendation of United’s Board of Directors” included elsewhere in this joint proxy statement/prospectus for a more detailed discussion of the United board of directors’ recommendation.

The United board of directors recommends a vote “FOR” the United merger proposal.

PROPOSAL NO. 2—UNITED ADJOURNMENT PROPOSAL

The United special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the United special meeting to adopt the United merger proposal.

If, at the United special meeting, the number of shares of United common stock present or represented and voting in favor of the United merger proposal is insufficient to approve such proposal, United intends to move to adjourn the United special meeting to solicit additional proxies for approval of the merger agreement. In that event, United will ask its stockholders to vote upon the United adjournment proposal, but not the United merger proposal.

In this proposal, United is asking its stockholders to authorize the holder of any proxy solicited by the United board of directors on a discretionary basis to vote in favor of adjourning the United special meeting to another time and place to solicit additional proxies, including the solicitation of proxies from United stockholders who have previously voted.

The United board of directors recommends a vote “FOR” the United adjournment proposal.

PROPOSAL NO. 3—UNITED COMPENSATION PROPOSAL

Pursuant to the Dodd-Frank Act and the rules of the SEC thereunder, United is seeking non-binding, advisory stockholder approval of the agreements or understandings and compensation of United’s named executive officers that is based on or otherwise relates to the merger as disclosed in “The Merger—Interests of United’s Directors and Executive Officers in the Merger” beginning on page 93. The proposal gives United’s stockholders the opportunity to express their views on the merger-related agreements or understandings and compensation of United’s named executive officers.

Accordingly, United is requesting stockholders to adopt the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to United’s named executive officers in connection with the merger and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Merger—Interests of United’s Directors and Executive Officers in the Merger,” are hereby APPROVED.”

Approval of this proposal is not a condition to completion of the merger, and the vote with respect to this proposal is advisory only and will not be binding on Rockville or United. If the merger is completed, the merger-related compensation may be paid to United’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if United stockholders fail to approve the advisory vote regarding merger-related compensation.

The United board of directors recommends a vote “FOR,” on an advisory basis, the United compensation proposal.

THE ROCKVILLE SPECIAL MEETING

This section contains information for Rockville stockholders about the special meeting that Rockville has called to allow its stockholders to consider and vote on the merger agreement and other related matters. Rockville is mailing this joint proxy statement/prospectus to you, as a Rockville stockholder, on or about [            ]. This joint proxy statement/prospectus is accompanied by a notice of the special meeting of Rockville stockholders and a form of proxy card that Rockville’s board of directors is soliciting for use at the special meeting and at any adjournments or postponements of the special meeting.

Date, Time and Place of Meeting

The special meeting will be held on [            ] at [            ], at [            ] local time.

Matters to Be Considered

At the special meeting of stockholders, you will be asked to consider and vote upon the following matters:

•	the Rockville merger proposal;

•	the Rockville adjournment proposal;

•	the Rockville compensation proposal;

•	the Rockville certificate amendment proposal; and

•	such other business as may properly come before the meeting or any adjournment thereof.

Recommendation of Rockville’s Board of Directors

Rockville’s board of directors has determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Rockville and its stockholders, has unanimously adopted the merger agreement and unanimously recommends that Rockville stockholders vote “FOR” the Rockville merger proposal, “FOR” the Rockville adjournment proposal, “FOR” the Rockville compensation proposal and “FOR” the Rockville certificate amendment proposal. See “The Merger—Rockville’s Reasons for the Merger; Recommendation of Rockville’s Board of Directors” for a more detailed discussion of Rockville’s board of directors’ recommendation.

Rockville Record Date and Quorum

Rockville’s board of directors has fixed the close of business on [            ] as the record date for determining the holders of Rockville common stock entitled to receive notice of and to vote at the Rockville special meeting.

As of the record date, there were [            ] shares of Rockville common stock outstanding and entitled to vote at the Rockville special meeting held by approximately [            ] holders of record. Each share of Rockville common stock entitles the holder to one vote at the Rockville special meeting on each proposal to be considered at the Rockville special meeting.

The presence at the special meeting, in person or by proxy, of a majority of the outstanding shares of Rockville common stock entitled to vote at the special meeting will constitute a quorum for the transaction of business. All shares of Rockville common stock present in person or represented by proxy, including abstentions, will be treated as present for determining the presence or absence of a quorum for all matters voted on at the Rockville special meeting. Broker non-votes will be counted for determining the presence of a quorum at the meeting only if the beneficial owner of such shares has instructed the bank or broker how to vote with respect to at least one matter before the meeting.

Vote Required; Treatment of Abstentions and Failure to Vote

Rockville merger proposal:

•	Standard: Approval of the Rockville merger proposal requires the affirmative vote of at least two-thirds of the outstanding shares of Rockville common stock entitled to vote on the proposal.

•	Effect of failure to vote, abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card or fail to instruct your bank or broker with respect to the Rockville merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

Rockville adjournment proposal and Rockville compensation proposal:

•	Standard: Approval of each of the Rockville adjournment proposal and the Rockville compensation proposal requires the affirmative vote of a majority of the shares present or represented at the special meeting and entitled to vote on the matter.

•	Effect of failure to vote, abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card with respect to the Rockville adjournment proposal or the Rockville compensation proposal, it will have the same effect as a vote “AGAINST” the proposal. If you fail to submit a proxy card or vote in person at the Rockville special meeting or fail to instruct your bank or broker how to vote with respect to such proposals, it will have no effect on such proposals.

Rockville certificate amendment proposal:

•	Standard: Approval of the Rockville certificate amendment proposal requires the affirmative vote of not less than 80% of the outstanding shares of Rockville common stock entitled to vote on the proposal.

•	Effect of failure to vote, abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card or fail to instruct your bank or broker how to vote with respect to the Rockville certificate amendment proposal, it will have the same effect as a vote “AGAINST” the proposal.

Shares Held by Officers and Directors

As of the record date, the directors and executive officers of Rockville and their affiliates beneficially owned and were entitled to vote approximately [            ] shares of Rockville common stock representing approximately [            ]% of the shares of Rockville common stock outstanding on that date. We currently expect that each of these individuals will vote their shares of Rockville common stock in favor of each of the proposals to be considered and voted upon at the Rockville special meeting, although no director or executive officer has entered into any agreement obligating him or her to do so. As of the record date, United beneficially held [            ] shares of Rockville common stock.

Voting of Proxies; Incomplete Proxies

Each copy of this joint proxy statement/prospectus mailed to holders of Rockville common stock is accompanied by a form of proxy card with instructions for voting. If you hold stock in your name as a stockholder of record, you should complete and return the proxy card accompanying this joint proxy statement/prospectus, regardless of whether you plan to attend the special meeting. You may also vote your shares through the Internet or by telephone. Information and applicable deadlines for voting through the Internet or by telephone are set forth in the enclosed proxy card instructions.

If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker.

All shares represented by valid proxies that Rockville receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the Rockville merger proposal, “FOR” the Rockville adjournment proposal, “FOR” the Rockville compensation proposal and “FOR” the Rockville certificate amendment proposal. No matters other than the matters described in this joint proxy statement/prospectus are anticipated to be presented for action at the special meeting or at any adjournment or postponement of the special meeting. However, if other business properly comes before the special meeting, the proxy agents will, in their discretion, vote upon such matters in their best judgment.

Shares Held in “Street Name”

If you are a Rockville stockholder and your shares are held in “street name” through a bank, broker or other holder of record, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank or broker. You may not vote shares held in street name by returning a proxy card directly to Rockville or by voting in person at the Rockville special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee. Further, brokers, banks or other nominees who hold shares of Rockville common stock on behalf of their customers may not give a proxy to Rockville to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks and other nominees do not have discretionary voting power on these matters.

Revocability of Proxies and Changes to a Rockville Stockholder’s Vote

If you hold stock in your name as a stockholder of record, you may revoke any proxy at any time before it is voted by (1) voting at a later date, (2) delivering a written revocation letter to Rockville’s corporate secretary or (3) attending the special meeting in person, notifying the corporate secretary and voting by ballot at the special meeting.

Any stockholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying Rockville’s corporate secretary) of a stockholder at the special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy card should be addressed to:

Rockville Financial, Inc.

45 Glastonbury Boulevard, Suite 200

Glastonbury, Connecticut 06033

Attention: Corporate Secretary

If your shares are held in “street name” by a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies.

Participants in the Rockville Bank 401(k) Plan

Effective January 1, 2014, the Rockville Bank Employee Stock Ownership Plan was merged with and into the Rockville Bank 401(k) Plan. The merged plan is referred to as the Rockville Bank 401(k) Plan (which we refer to herein as the “Rockville 401(k)”). If you are a participant in the Rockville 401(k) Plan, you will receive information about how to vote shares held in your account. The trustee of the fund(s) established under the Rockville 401(k) holds in trust shares of Rockville common stock. Pursuant to the Rockville 401(k), the trustee votes the shares allocated to participants in accordance with their instructions. The trustee also votes the combined fractional shares allocated to all participants’ accounts, to the extent possible, to reflect the direction of the participants. When no voting instructions have been received, the trustee will vote the shares allocated to your account in the same proportion as the shares for which the trustee received voting instructions.

Solicitation of Proxies

In addition to solicitation of proxies by mail, Rockville will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of Rockville common stock and secure their voting instructions. Rockville will reimburse the record holders for their reasonable expenses in taking those actions. If necessary, Rockville may use its directors and several of its regular employees, who will not be specially compensated, to solicit proxies from the Rockville stockholders, either personally or by telephone, facsimile, letter or electronic means. Rockville has also made arrangements with Morrow & Co., LLC to assist it in soliciting proxies and has agreed to pay Morrow $10,000 plus reasonable expenses for these services. Rockville will bear the entire cost of soliciting proxies from you.

Attending and Voting at the Rockville Special Meeting

All holders of Rockville common stock, including holders of record and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Stockholders of record can vote in person at the special meeting. If you are not a stockholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you to be admitted. Rockville reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the special meeting is prohibited without Rockville’s express written consent.

Delivery of Proxy Materials to Stockholders Sharing an Address

As permitted by applicable law, only one copy of this joint proxy statement/prospectus is being delivered to multiple stockholders of Rockville sharing an address unless Rockville has previously received contrary instructions from one or more such stockholders. This is referred to as “householding.” Stockholders who hold their shares in “street name” can request further information on householding through their banks, brokers or other holders of record. On written or oral request to Marliese L. Shaw, Senior Vice President, Investor Relations Officer at Rockville’s corporate offices, 45 Glastonbury Boulevard, Suite 200, Glastonbury, Connecticut 06033 or by telephone at (860) 291-3622, or to Rockville’s proxy solicitor, Morrow & Co., LLC, at 470 West Avenue, Stamford, Connecticut 06902, or toll-free at (855) 264-1296, Rockville will deliver promptly a separate copy of this document to a stockholder at a shared address to which a single copy of the document was delivered.

Assistance

If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of Rockville common stock, please contact Marliese L. Shaw, Senior Vice President, Investor Relations Officer, 45 Glastonbury Boulevard, Suite 200, Glastonbury, Connecticut 06033 ((860) 291-3622), or Rockville’s proxy solicitor, Morrow & Co., LLC, at 470 West Avenue, Stamford, Connecticut 06902, toll-free at (855) 264-1296.

ROCKVILLE PROPOSALS

PROPOSAL NO. 1—ROCKVILLE MERGER PROPOSAL

Rockville is asking its stockholders to approve the merger agreement and the transactions contemplated thereby (including the issuance of Rockville common stock in the merger pursuant to the merger agreement). Holders of Rockville common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

After careful consideration, the Rockville board of directors, by a unanimous vote of all directors, adopted the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger, to be advisable and in the best interests of Rockville and the stockholders of Rockville. See “The Merger—Rockville’s Reasons for the Merger; Recommendation of Rockville’s Board of Directors” included elsewhere in this joint proxy statement/prospectus for a more detailed discussion of the Rockville board of directors’ recommendation.

The Rockville board of directors unanimously recommends a vote “FOR” the Rockville merger proposal.

PROPOSAL NO. 2—ROCKVILLE ADJOURNMENT PROPOSAL

The Rockville special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the Rockville merger proposal.

If, at the Rockville special meeting, the number of shares of Rockville common stock present or represented and voting in favor of the Rockville merger proposal is insufficient to approve such proposal, Rockville intends to move to adjourn the Rockville special meeting to solicit additional proxies for the approval of the merger agreement. In that event, Rockville will ask its stockholders to vote upon the Rockville adjournment proposal, but not the Rockville merger proposal.

In this proposal, Rockville is asking its stockholders to authorize the holder of any proxy solicited by the Rockville board of directors on a discretionary basis to vote in favor of adjourning the Rockville special meeting to another time and place to solicit additional proxies, including the solicitation of proxies from Rockville stockholders who have previously voted.

The Rockville board of directors unanimously recommends a vote “FOR” the Rockville adjournment proposal.

PROPOSAL NO. 3—ROCKVILLE COMPENSATION PROPOSAL

Pursuant to the Dodd-Frank Act and the rules of the SEC thereunder, Rockville is seeking non-binding, advisory stockholder approval of the agreements or understandings and compensation of Rockville’s named executive officers that is based on or otherwise relates to the merger as disclosed in “The Merger—Interests of Rockville’s Directors and Executive Officers in the Merger” beginning on page 85. The proposal gives Rockville’s stockholders the opportunity to express their views on the merger-related agreements or understandings and compensation of Rockville’s named executive officers.

Accordingly, Rockville is requesting stockholders to adopt the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to Rockville’s named executive officers in connection with the merger and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Merger—Interests of Rockville’s Directors and Executive Officers in the Merger,” are hereby APPROVED.”

Approval of this proposal is not a condition to completion of the merger, and the vote with respect to this proposal is advisory only and will not be binding on Rockville or United. If the merger is completed, the merger-related compensation may be paid to Rockville’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if Rockville stockholders fail to approve the advisory vote regarding merger-related compensation.

The Rockville board of directors unanimously recommends a vote “FOR,” on an advisory basis, the Rockville compensation proposal.

PROPOSAL NO. 4—ROCKVILLE CERTIFICATE AMENDMENT PROPOSAL

Rockville is asking its stockholders to approve the Rockville certificate amendment proposal. This proposal would set the number of directors of the surviving corporation in accordance with the surviving corporation’s bylaws (effectively raising the number from 16 to 20) and reclassify the surviving corporation board of directors from a four-class board with staggered four-year terms to a three-class board with staggered three-year terms. A copy of the Rockville certificate amendment proposal is attached to this joint proxy statement/prospectus as Annex E.

After careful consideration, the Rockville board of directors, by a unanimous vote of all directors, adopted the Rockville certificate amendment proposal. The proposal would reclassify the surviving corporation’s board as a three-class board, which is United’s current board classification, and effectively increase the size of the board of the surviving corporation from 16 to 20 members. The larger board size will allow all former Rockville directors and all former United directors (with Mr. Sullivan replacing Mr. Collins) to serve on the board of directors of the surviving corporation as of the effective time. If Rockville stockholders do not approve the Rockville certificate amendment proposal (but otherwise approve the Rockville merger proposal), the surviving corporation will be allowed to have no more than 16 directors, which will prevent two former Rockville directors and two former United directors from serving on the board of the surviving corporation. Stockholder approval of the Rockville certificate amendment proposal is NOT a condition to the closing of the merger, and Rockville stockholders may approve the Rockville certificate amendment proposal even if they do not approve the Rockville merger proposal.

The Rockville board of directors unanimously recommends a vote “FOR” the Rockville certificate amendment proposal.

INFORMATION ABOUT ROCKVILLE

Rockville Financial, Inc. is a Connecticut corporation that owns all of the outstanding shares of common stock of Rockville Bank. At September 30, 2013, Rockville had, on a consolidated basis, assets of $2.22 billion, deposits of $1.69 billion and stockholders’ equity of $295.2 million. Rockville Bank, which is headquartered in Rockville, Connecticut, is a 22-branch community bank serving Tolland, Hartford and New London counties in Connecticut. Rockville Bank established a New Haven County Commercial Banking Office in Hamden, Connecticut, opened a full service Banking Center in West Hartford, Connecticut in January 2013 and opened a full service branch in Hamden, Connecticut in December 2013.

Rockville’s stock is traded on NASDAQ under the symbol “RCKB.”

Rockville’s principal office is located at 45 Glastonbury Boulevard, Suite 200, Glastonbury, Connecticut 06033, and its telephone number at that location is (860) 291-3600. Additional information about Rockville and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information,” beginning on page 136.

INFORMATION ABOUT UNITED

United Financial Bancorp, Inc. is a Maryland corporation that owns all of the outstanding shares of common stock of United Bank. At September 30, 2013, United had, on a consolidated basis, assets of $2.49 billion, deposits of $1.95 billion and stockholders’ equity of $302.8 million. United Bank, a federal savings bank headquartered in West Springfield, Massachusetts, provides an array of financial products and services through its 16 branch offices and two express drive-up branches in the Springfield region of Western Massachusetts; seven branches in the Worcester region of Central Massachusetts; and 12 branches in Connecticut’s Hartford, Tolland and New Haven counties. United Bank also operates loan production offices located in Beverly, Massachusetts and Glastonbury, Connecticut. Through its Wealth Management Group, United Bank offers access to a wide range of investment and insurance products and services, as well as financial, estate and retirement strategies and products.

United’s stock is traded on NASDAQ under the symbol “UBNK.”

United’s principal office is located at 95 Elm Street, West Springfield, Massachusetts 01089, and its telephone number at that location is (413) 787-1700. Additional information about United and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information,” beginning on page 136.

THE MERGER

The following discussion contains certain information about the merger. The discussion is subject, and qualified in its entirety by reference, to the merger agreement attached as Annex A to this joint proxy statement/prospectus and incorporated herein by reference. We urge you to read carefully this entire joint proxy statement/prospectus, including the merger agreement attached as Annex A, for a more complete understanding of the merger.

Terms of the Merger

Each of Rockville’s and United’s respective boards of directors has approved the merger agreement. The merger agreement provides for the merger of United with and into Rockville, with Rockville continuing as the surviving corporation. Rockville’s certificate of incorporation will be amended at the effective time of the merger to change its name to “United Financial Bancorp, Inc.” Immediately following the completion of the merger, United Bank, a wholly owned bank subsidiary of United, will merge with and into Rockville Bank, a wholly owned bank subsidiary of Rockville. Rockville Bank will be the surviving bank in the bank merger and will change its name to “United Bank.”

In the merger, each share of United common stock, par value $0.01 per share, issued and outstanding immediately prior to the completion of the merger, except for specified shares of United common stock held by United or Rockville, will be converted into the right to receive 1.3472 shares of Rockville common stock, no par value per share. No fractional shares of Rockville common stock will be issued in connection with the merger, and holders of United common stock will be entitled to receive cash in lieu thereof.

United stockholders and Rockville stockholders are being asked to approve the merger agreement. See “The Merger Agreement” for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger

As part of their ongoing consideration and evaluation of their respective long-term prospects and strategies, each of United and Rockville’s board of directors and senior management have regularly reviewed and assessed their respective businesses and objectives, including strategic opportunities and challenges, and have considered various strategic options potentially available to them, with the goal of enhancing value for their respective stockholders. The strategic discussions have focused on, among other things, the business and regulatory environment facing financial institutions generally and United and Rockville, in particular, as well as conditions and ongoing consolidation in the financial services industry.

In the fall of 2010, Richard B. Collins, Chairman of the Board, President and Chief Executive Officer of United, met with William J. McGurk, the former President and Chief Executive Officer of Rockville, and two directors of Rockville. The purpose of the meeting was for the parties to get to know each other and discuss each company’s business and the industry in general. At that time, United was in the stock holding company structure and Rockville was in the mutual holding company structure. Thus, there was not any possibility of a strategic combination because of the limitations on the ability of a company in the mutual holding company structure to merge with a company in the stock holding company structure.

Rockville completed its conversion from the mutual holding company form of organization to the fully stock form of organization in March 2011. William H.W. Crawford, IV succeeded Mr. McGurk as the President and Chief Executive Officer in April 2011. Messrs. Collins and Crawford met a couple of times in 2012. The nature of the meetings was informal, and no specifics regarding a transaction were discussed.

In April 2013, Mr. Collins and J. Jeffrey Sullivan, Executive Vice President and Chief Operating Officer of United, met with Mr. Crawford, who discussed the advantages of a merger of their two companies. Later in the month, representatives of RBCCM, Rockville’s financial advisor, and Sterne Agee, United’s financial advisor, discussed possible transaction structures, including a merger of equals and various methodologies for pricing. They also discussed social issues such as the name of the resulting company, number of directors and the board and management structure. The boards of Rockville and United were apprised of these discussions.

Also, in April 2013, Mr. Collins was approached by the Chief Executive Officer of a large regional bank holding company (which we refer to as “Company A”), who expressed interest in acquiring United. Representatives of United and Company A continued to discuss a proposed transaction throughout the month.

On May 1, 2013, Mr. Collins, Mark A. Roberts, Chief Financial Officer of United, and representatives of Sterne Agee met with the President and Chief Executive Officer of Company A and Company A’s financial advisors to review a presentation that had been prepared by Company A’s financial advisors. The materials reflected input from Sterne Agee based on a previous conversation between the financial advisors. The materials included an analysis of the current market, the potential synergies that could be achieved through a business combination, a summary of the pro forma company and Company A’s history and pricing multiples. The presentation included a pro forma analysis of the transaction, which consisted of all-stock consideration and a fixed exchange ratio.

Messrs. Collins and Roberts and a representative from Sterne Agee met with the President and Chief Executive Officer of Company A twice in early May to discuss the financial and social aspects of the proposal in greater detail.

On May 13, 2013, the United board held a special meeting to discuss the proposal from Company A. Representatives of Kilpatrick Townsend & Stockton LLP, United’s legal counsel, and United’s financial advisors were also present. Mr. Collins provided a summary of his recent discussions with Company A. Sterne Agee presented an analysis of the banking market, the bank merger market, United’s and Company A’s franchise, a summary of the pro forma company and Company A’s history and pricing multiples. The presentation included a pro forma analysis of the transaction, which consisted of all-stock consideration and a fixed exchange ratio, which indicated a value of $19.95 per share of United common stock. At this meeting the board requested time to review the materials and more analysis on the achievability of the cost savings that had been projected.

Over the course of the following weeks, management of United met with representatives of Company A to further explore the proposed business combination, and the United board met again to consider the transaction and to review management’s analysis on the projected level of cost savings. Kilpatrick Townsend explained to the board its fiduciary duties. Representatives of Sterne Agee were also present at the meeting.

On June 17, 2013, the United board held another special meeting to further consider the proposal from Company A. The President and Chief Executive of Company A made a presentation and answered questions from the board. Following his departure, presentations were made by management and representatives from United’s financial advisor regarding United’s strategic plan, the banking market, the bank merger market, United’s franchise, Company A’s franchise, the proposed expression of interest by Company A (which indicated a value of $20.22) and a pro forma analysis of the business combination, the United board was unable to reach a consensus about proceeding with the business combination with Company A. Representatives of Kilpatrick Townsend also discussed in detail with the board the legal standards applicable to its decisions and actions with respect to the proposed transaction. The members of the board who determined that the transaction was not in the best interests of its stockholders reached their conclusion because of concerns about the prospects of the resulting institution to achieve the costs savings and synergies necessary to make the transaction financially compelling, the companies’ differing cultures and the sustainability of Company A’s stock price.

On September 13, 2013, Messrs. Collins and Crawford resumed exploratory discussions regarding a potential strategic business combination involving their respective companies and the benefits for each company that could result from such a transaction. The two executives continued the discussion at a meeting on September 17, 2013.

On September 19, 2013, at a regular meeting of the United board of directors, Mr. Collins informed the board of directors about the discussions that had transpired to date with Mr. Crawford. Details of certain characteristics of the pro forma company, such as a list and map of branches and pro forma market share, were provided to the board.

On September 22, 2013, Mr. Sullivan met with Mr. Crawford, where they spoke of the long-term vision that they had for their organizations and what could potentially be gained by combining the two organizations.

On September 24, 2013, Mr. Crawford reviewed the current status of discussions with members of Rockville’s executive committee.

On September 26, 2013, Messrs. Collins and Crawford began to discuss specifics of the structure of the transaction, including potential cost savings and the resulting management and corporate governance structure. They also discussed the potential strategic fit and the benefits of a business combination, including synergies from such a transaction. Mr. Crawford emphasized that the proposed terms were preliminary and had not been approved or discussed with the full Rockville board of directors. Mr. Collins indicated that the terms were attractive and requested that Mr. Crawford review the terms with the Rockville board of directors.

The Rockville board of directors held a special meeting on October 1, 2013. The board reviewed with RBCCM and Hinckley Allen, its legal counsel, the potential terms of a transaction with United and related analytics. The board authorized Rockville to enter into a non-disclosure agreement with United and to conduct due diligence.

On October 2, 2013, several members of the management team and of the board of directors of Rockville, as well as representatives of each company’s financial advisors, were present at a special meeting of the United board. The Rockville representatives discussed Rockville’s history, the process that resulted in Mr. Crawford’s hiring and the infrastructure that the institution has established and continues to build and the specifics of the transaction. Following questions from the United board, the Rockville representatives left, at which point, Sterne Agee made a presentation that provided a summary of each company, including a listing of each company’s management team and directors, a financial analysis of recent merger of equal transactions, a summary of the financial and strategic rationale for the transaction, including a financial analysis of the pro forma company, proposed cost savings and the effect of the transaction on each company’s stockholder base. The presentation outlined the terms of the transaction, including that 1.3472 shares of Rockville common stock would be exchanged for each share of United common stock resulting in each party’s stockholders owning approximately 50% of the combined company. The exchange ratio also reflected negotiation between the parties based on the relative values of the respective companies, including then current and historical market values and the expected contribution of each company to the combined organization. The discussions also included the effects of the proposed transaction on tangible book value and earnings per share to each company. The presentation outlined the corporate governance aspects of the proposal, including that the resulting company would be governed by a twenty-person board with equal representation from each company, the potential committee structure and a proposed management organizational chart for the combined company. The presentation identified the headquarters for the resulting company and specified that the new company would adopt United’s name.

United did not want to proceed with diligence until there had been further refinement of the corporate governance issues. To facilitate those discussions, the United board formed an ad hoc committee, consisting of Michael Crowley, Carol A. Leary, Kevin Ross and Robert A. Stewart, Jr., who would assist in evaluating the transaction and negotiating the corporate governance issues with a similarly formed committee of Rockville directors.

On October 4, 2013, Messrs. Collins, Crawford and Sullivan met to discuss topics raised by the United directors at the October 2, 2013 board meeting, which included clarifying positions and roles for the proposed senior management team, board governance issues, cost savings, the exchange ratio and the potential timeline for moving forward.

On October 6, 2013, Mr. Crawford met with Mr. Sullivan to discuss Mr. Sullivan’s prospective role in a combined institution.

On October 9, 2013, Mr. Sullivan met with Mark A. Kucia, Executive Vice President and Commercial Banking Officer for Rockville, and discussed each company’s lending philosophy and the historical and projected areas of focus and growth. The executives also discussed each company’s loan approval process, the role of the credit department and the risk oversight function, and the concentrations and specialty lending niches in each loan portfolio.

On October 10, 2013, several members of the Rockville senior management team met with Messrs. Collins and Sullivan and the United ad hoc director committee. Mr. Crawford explained his background and his long-term strategy for Rockville. The United representatives then interviewed Mr. Kucia, Brandon Lorey, Senior Vice President, Head of Consumer Lending, and Eric R. Newell, Executive Vice President, Head of Treasury.

On October 15, 2013, the United ad hoc committee met with the Rockville ad hoc committee, which consisted of Michael A. Bars, Joseph F. Jeamel, Jr., Kristen A. Johnson and Raymond H. Lefurge, Jr. Messrs. Collins, Crawford and Sullivan were also in attendance. The purpose of the meeting was for the directors to meet each other and gain comfort about their philosophies and ability to work together going forward. The committees confirmed their understanding of many of the terms of the transaction. The discussion centered on governance issues, including the compensation to be paid to the directors, and the size and composition of the board, including that the Chairman of the Board would be a United director. The committees also discussed the proposed committee structure for the resulting company, agreeing that each committee would be equally represented by United and Rockville directors and that the chairs of the committees would be divided between the two companies. The committees also discussed the pricing of the transaction and agreed to revisit the appropriateness of the exchange ratio following more detailed analysis of the expected cost savings following the due diligence process.

On October 16, 2013, the Rockville board of directors met in executive session to discuss the transaction. After a discussion of proposed governance terms, the board of directors approved a resolution to move forward with execution of a non-disclosure agreement and due diligence.

On October 16, 2013, the parties entered into a mutual non-disclosure agreement.

Over the next week, discussions between Messrs. Collins and Crawford and between Messrs. Lefurge and Stewart continued about the governance issues, including United’s desire that the governance structure agreed to by the parties remain in place for at least a three-year period to ensure adequate time for an effective integration of the two companies.

Once the parties had determined that the governance issues were close to resolution, beginning on October 22, 2013, representatives of each party began their due diligence examination of the other party. As part of the diligence process, senior management of Rockville and United contacted representatives of the Connecticut Department of Banking, the Federal Reserve, the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency to brief the regulators on the potential transaction.

On October 30, 2013, the ad hoc director committees met to further discuss governance issues.

On November 1, 2013, Rockville’s legal counsel provided United’s legal counsel with a draft of the merger agreement.

Meetings of the two parties’ management teams continued into early November. On November 2 and 3, 2013, each of the parties conducted a comprehensive loan review on the other party. Both parties utilized a third-party loan review firm to assist them with that analysis.

On November 5, 2013, management of both parties met along with representatives of Rockville and United’s financial advisors to discuss the budgets, projections and asset liability management of both companies.

On November 6, 2013, each party, along with representatives of their respective legal and financial advisors, conducted interviews of the senior management of each of United and Rockville.

Also on November 6, 2013, the United board held a special meeting. Representatives of Kilpatrick Townsend were also in attendance and discussed in detail the governance matters included in the merger agreement. The representatives from Kilpatrick Townsend discussed that to implement the changes to the board structure that had been negotiated by the parties (namely, a board size of twenty members as opposed to the existing board size of sixteen members and a board divided into three classes with three-year terms as opposed to the existing structure of four classes with four-year terms), Rockville would need to obtain the affirmative vote of 80% of the outstanding shares to vote in favor of the proposal to amend the company’s certificate of incorporation. The representatives from Kilpatrick Townsend explained that the vote to amend the certificate of incorporation would be a separate proposal from the proposal to approve the merger (which required the affirmative vote of two-thirds of the outstanding shares of Rockville) and, thus, it was possible that the merger could proceed without the ability to implement the board changes that required the amendment of the certificate of incorporation. The board discussed strategies on how to structure the transaction if the vote to amend the certificate of incorporation was not obtained. Representatives of the ad hoc committees also summarized their meetings to date and provided a draft of the proposed committee assignments and compensation structure for each of the directors.

On November 11, 2013, the Rockville board of directors held a meeting to consider, based on presentations from Rockville’s senior management and outside legal and financial advisors, the status of a potential business combination transaction with United. Rockville’s management further reviewed the background of discussions with United and the progress of negotiations, and reported on Rockville’s due diligence investigations of United. RBCCM reviewed with the Rockville board of directors additional information, including financial information regarding Rockville, United and the transaction. In addition, Hinckley Allen reviewed the most recent draft of the proposed merger agreement and related agreements as well as the legal standards applicable to the board’s decisions and actions with respect to the proposed transaction. Following questions and discussions among those in attendance, Rockville’s board of directors authorized Rockville’s senior management to continue negotiations with United and finalize definitive documentation regarding the potential transaction for further board consideration.

On November 12, 2013, United convened a special meeting of its board of directors. Legal counsel and representatives of Sterne Agee were also present at the meeting. A copy of the draft merger agreement that had been negotiated to date, as well as certain ancillary documents, had been sent to each director on November 8, 2013. Legal counsel summarized to the board of directors its fiduciary duties and reviewed in detail the terms of the merger agreement and ancillary documents, including the employment agreement to be entered into by Mr. Sullivan and the advisory agreement to be entered into by Mr. Collins. A summary of the results of the due diligence review of Rockville was also provided to the board of directors. The board of directors was also informed that the parties had confidential discussions with the bank regulators about the potential transaction. Sterne Agee made a presentation, a copy of which had been sent in advance to the directors, in which it summarized the diligence conducted and the transaction terms, including the composition of the board, the committee structure and proposed management organizational chart. Sterne Agee discussed the pro forma franchise and the pro forma impact of the transaction.

On November 13, 2013, counsel from both Rockville and United contacted the Connecticut Banking Commissioner to review certain legal aspects of the proposed merger.

On November 13, 2013, the ad hoc director committees met. The parties discussed the anticipated composition of the board both after the closing of the transaction and in the long-term. The parties discussed the classification of the directors and the composition and role of the director committees, especially the executive committee. The committees also discussed the potential compensation to be paid to the board members.

On November 14, 2013, United convened a special meeting of the board of directors. Director David O’Connor was unable to attend the meeting. Legal counsel noted the changes to the agreement since the draft of the agreement distributed on November 8, 2013 and also summarized the results of the call with the Connecticut Banking Commissioner. Sterne Agee made a presentation regarding the fairness of the proposed exchange ratio to United’s stockholders from a financial point of view and delivered its written opinion that, as of November 14, 2013, and subject to the limitations and qualifications set forth in the opinion, the proposed exchange ratio was fair to United’s stockholders from a financial point of view.

Following these presentations and discussions and review and discussion among the members of the United board of directors, including consideration of the factors described under “—United’s Reasons for the Merger; Recommendation of United’s Board of Directors,” the United board of directors determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of United and its stockholders, its customers, communities and other constituencies, and the directors voted to adopt the merger agreement, the transactions contemplated thereby and recommended that United’s stockholders approve the merger agreement.

On November 14, 2013, at the special meeting, the Rockville board of directors received an update from Rockville’s management on the status of negotiations with United. Also at this meeting, RBCCM reviewed with Rockville’s board of directors its financial analysis of the exchange ratio and delivered to Rockville’s board of directors both an oral opinion and a written opinion dated November 14, 2013, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the exchange ratio provided for in the merger was fair, from a financial point of view, to Rockville. During the meeting, the Rockville board of directors discussed whether receiving a fairness opinion from a second investment banking firm would be advisable. Mr. Crawford stated that he had previous discussions with representatives of Sandler O’Neill about Sandler O’Neill potentially rendering a fairness opinion for the transaction. Mr. Crawford believed, on the basis of his prior discussions, that Sandler O’Neill would be available to quickly take on this assignment if requested. Mr. Crawford and counsel confirmed Sandler O’Neill’s availability, and Sandler O’Neill subsequently completed its procedures in respect of rendering a fairness opinion and issued its written opinion as of November 14, 2013.

Hinckley Allen reviewed changes to the draft merger agreement at the November 14, 2013 board meeting, and again discussed with the Rockville board of directors the legal standards applicable to its decisions and actions with respect to the proposed transaction. They reviewed the proposed merger agreement and related agreements, including the amendment to Mr. Crawford’s employment agreement, Mr. Sullivan’s employment agreement and Mr. Collins’ advisory services agreement. Ms. Johnson, Chair of Rockville’s compensation committee, confirmed that she and the committee were in support of the two employment agreements and the advisory agreement as negotiated to the time of the meeting.

Following these discussions, and review and discussion among the members of the Rockville board of directors, including consideration of the factors described under “—Rockville’s Reasons for the Merger; Recommendation of Rockville’s Board of Directors,” the Rockville board of directors determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Rockville and its stockholders, its customers, communities and other constituencies, and the directors voted unanimously to adopt the merger agreement, the transactions contemplated thereby, the two employment agreements and the advisory agreement, and recommended that Rockville’s stockholders approve the merger agreement.

Following completion of the November 14, 2013 board meetings, the merger agreement and related agreements were executed and delivered. Before the opening of the stock market on November 15, 2013, United and Rockville issued a joint press release announcing the execution of the merger agreement.

United’s Reasons for the Merger; Recommendation of United’s Board of Directors

After careful consideration, the United board, at a meeting held on November 14, 2013, determined that the merger agreement was in the best interests of United and its stockholders. Accordingly, the United board approved and adopted the merger agreement and recommends that United stockholders vote “FOR” the approval of the merger proposal, “FOR” the approval of the United adjournment proposal and “FOR” the approval of the United compensation proposal.

In reaching its decision to approve and adopt the merger agreement and recommend that United stockholders approve the merger agreement, the United board consulted with United’s management, received advice from its legal and financial advisors, and considered a number of factors, including the following material factors:

•	the value that the transaction is expected to provide to United’s stockholders, including that:

•	the transaction is expected to be approximately 22% accretive from an earnings per share perspective in 2014 and 28% accretive in 2015;

•	the transaction is expected to be immediately 1.3% accretive from a tangible book value per share perspective;

•	pro forma return on tangible equity is expected to be meaningfully higher and commensurate with peer institutions and implies a potential stock price well above United’s current stock price;

•	the transaction is expected to result in significant annual cost savings and a significantly improved efficiency ratio and return on average assets;

•	assuming continuation of Rockville’s current dividend, the transaction provides a 22.5% increase in the dividend to United stockholders;

•	while revenue enhancements were not included in the forecasted synergies, the transaction will create meaningful potential revenue opportunities, including opportunities to cross-sell expanded products and services to a larger combined customer base;

•	the anticipated continued participation of United’s directors and management in the combined company, which enhances the likelihood that the expected benefits of the merger will be realized and that the benefits and talents that United brings to the combined company will be appropriately valued and effectively utilized; in particular, the United board considered the following:

•	that United’s current Executive Vice President and Chief Operating Officer would become President of the combined company;

•	that the board of directors of the combined company would consist of an equal number of Rockville and United directors, including all of the current United directors (with Mr. Sullivan replacing Mr. Collins);

•	that the Chairman of the Board would be a current United director;

•	that the board committees would consist of an equal number of United and Rockville directors; and

•	that United directors will chair three board committees;

•	the continuation of the United name and brand for the combined company;

•	the belief that combining the two companies would create a larger and more diversified financial institution that is both better equipped to respond to economic and industry developments and better positioned to develop and build on its existing market position throughout Massachusetts and Connecticut;

•	the complementary aspects of United’s and Rockville’s businesses, including customer focus, geographic coverage, business orientation and compatibility of the companies’ cultures and management and operating styles, and the potential cost savings and revenue synergies in connection with the merger and the related potential impact on the combined company’s earnings;

•	the complementary skills and expertise of the senior management teams and employees of United and Rockville and the potential advantages of a larger institution when pursuing, or seeking to retain, talent;

•	United’s and Rockville’s business, operations, financial condition, asset quality, earnings and prospects, taking into account the presentations made by United senior management, the results of United’s due diligence review of Rockville, and information provided by United’s financial advisor;

•	the strong capital position of the combined company;

•	that, based on an analysis of the current stock ownership of each company, no stockholder would own a significant percentage of stock of the combined company;

•	the current environment in the financial services industry, including national, regional and local economic conditions and the interest rate environment, continued consolidation, the uncertainties in the regulatory climate for financial institutions, increased operating costs resulting from regulatory initiatives and compliance mandates, increasing competition, the current environment for community banks, particularly in New England, and current financial market conditions and the likely effects of these factors on the two companies’ potential growth, development, productivity and strategic options;

•	the historical market prices of United and Rockville common stock;

•	that the merger consideration consists solely of Rockville common stock, giving former United stockholders the opportunity to participate as Rockville stockholders in the benefits of the combination and the future performance of the combined company generally;

•	the likelihood that the merger would be completed in a timely manner and that the management team of the combined company would be able to successfully integrate and operate the businesses of the combined company after the merger;

•	that the United board is permitted to change its recommendation that the United stockholders approve the merger agreement in certain circumstances;

•	the financial analysis presented by Sterne Agee to the United board, and the opinion delivered to the United board by Sterne Agee to the effect that, as of the date of the opinion, and subject to and based on the qualifications and assumptions set forth in the opinion, the exchange ratio to be received by the holders of United common stock in the merger is fair, from a financial point of view, to such stockholders;

•	the greater market capitalization and anticipated trading liquidity of the common stock of the combined company after the transaction;

•	the expectation that the merger of United with and into Rockville, with Rockville continuing as the surviving corporation, would qualify as a “reorganization” for United States federal income tax purposes;

•	the terms of the merger agreement, including the fixed exchange ratio, expected tax treatment, reciprocal deal protection and termination fee provisions and the reciprocal restrictions on the conduct of the business of both companies between the date of the merger agreement and the date of consummation of the merger, which it reviewed with its outside financial and legal advisors, which terms are described more fully under “The Merger Agreement”;

•	the need to obtain approval by stockholders of United and Rockville, as well as regulatory approvals, to complete the transaction and the risk that those or other conditions will not be satisfied;

•	the potential risks associated with achieving anticipated costs savings and successfully integrating United’s business, operations and workforce with that of Rockville;

•	the transaction-related restructuring charges and other merger-related costs;

•	the nature of the payments to be received by United’s management in connection with the transaction;

•	the potential risk of diverting management attention and resources from the operation of United’s business and toward the completion of the merger; and

•	the regulatory approvals required in connection with the transaction and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions.

The foregoing discussion of the factors considered by the United board is not intended to be exhaustive, but rather a summary of the material factors considered by the United board. In reaching its decision to approve and adopt the merger agreement, including the merger and the other transactions contemplated by the merger agreement, the United board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The United board considered the various factors as a whole, including discussions with, and questioning of, United management and United’s financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

The foregoing discussion of the information and factors considered by the United board is forward-looking in nature. This information should be read in light of the factors described under the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

The United board of directors recommends a vote “FOR” the approval of the merger proposal and other merger-related proposals.

Opinion of Sterne Agee

United retained Sterne Agee to act as its financial advisor in connection with the proposed merger with Rockville. Sterne Agee agreed to assist United in analyzing, structuring, and negotiating the merger and was also engaged to render a written opinion to United’s board of directors as to whether the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to United’s stockholders. United selected Sterne Agee because Sterne Agee is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with United and its business. As part of its investment banking business, Sterne Agee is continually engaged in the valuation of financial services companies and their securities in connection with mergers and acquisitions.

As part of its engagement, representatives of Sterne Agee attended the meeting of the United board of directors, held on November 14, 2013, at which the United board of directors evaluated the proposed merger with Rockville. At this meeting, Sterne Agee reviewed the financial aspects of the proposed merger and rendered an opinion that, as of such date and based upon and subject to the various factors, assumptions and limitations set forth in its opinion, the exchange ratio offered to United stockholders in the merger was fair from a financial point of view. Following extensive review and discussion, the United board of directors approved the merger agreement at this meeting.

The full text of Sterne Agee’s written opinion is attached as Annex B to this document and is incorporated herein by reference. United stockholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Sterne Agee. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion. The issuance of Sterne Agee’s opinion was approved by a fairness opinion committee of Sterne Agee. Sterne Agee provided its opinion to the United board of directors in connection with and for the purposes of its evaluation of the merger.

Sterne Agee’s opinion speaks only as of the date of the opinion. The opinion is directed to the United board of directors and addresses only the fairness, from a financial point of view, of the exchange ratio offered to the United stockholders. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any United stockholder as to how the stockholder should vote at the United special meeting on the merger or any related matter.

In rendering its opinion, Sterne Agee reviewed, among other things:

•	certain publicly-available financial and business information of United, Rockville and their affiliates which Sterne Agee deemed to be relevant;

•	certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities, liquidity and prospects of United and Rockville;

•	certain information detailing the merger prepared by United, Rockville and their affiliates and by their legal and accounting advisors including the estimated amount and timing of restructuring charges and the cost savings and synergies expected to result from the merger (the “synergies”);

•	the comparison of certain financial metrics of United, Rockville and the combined company to other selected banks and thrifts that Sterne Agee deemed to be relevant;

•	the potential pro forma financial impact of the merger on the future financial performance of the combined company, including the potential effect on United’s and Rockville’s estimated earnings per share and tangible book value per share after giving effect to the exchange ratio;

•	the relative contributions of United and Rockville to the future financial performance of the combined company on a pro forma basis;

•	the relative ownership percentages of stockholders of United on a pro forma basis following the closing of the merger;

•	the recent publicly reported trading prices of United and Rockville;

•	the overall environment for depository institutions in the United States;

•	the merger agreement dated November 14, 2013; and

•	such other financial studies, analyses and investigations and such other matters as Sterne Agee deemed appropriate for purposes of Sterne Agee’s opinion, including its assessment of general economic, market and monetary conditions.

Sterne Agee also held several discussions with members of senior management and representatives of both United and Rockville with respect to certain aspects of the merger, as well as their respective businesses and prospects before and after giving effect to the merger and certain other matters Sterne Agee believed necessary or appropriate to its inquiry.

Sterne Agee, in conducting its review and arriving at its opinion, relied upon the accuracy and completeness of the information provided to it by United, Rockville and their affiliates. In addition, where appropriate, Sterne Agee relied upon publicly available information, without independent verification, that Sterne Agee believes to be reliable, accurate, and complete; however, Sterne Agee cannot guarantee the reliability, accuracy, or completeness of any such publicly available information. Sterne Agee was not engaged to express, and is not expressing, any opinion with respect to any other transaction, including any alternative transaction between United and Rockville. Sterne Agee prepared its opinion using publicly available earnings estimates by research analysts covering Rockville, as discussed with senior management of Rockville, and internal projections for United provided by and discussed with senior management of United. With respect to the financial forecasts, including the synergies and restructuring charges, supplied to Sterne Agee, Sterne Agee assumed, with United’s consent, that they were reasonably prepared and reflected, as of the date of Sterne Agee’s opinion, the best currently available estimates and judgments of United and Rockville as to future operating and financial performance of United, Rockville and the combined company.

Sterne Agee did not make an independent evaluation of the assets or liabilities (contingent or otherwise) of United, Rockville or their affiliates, including, but not limited to, any derivative or off-balance sheet assets or liabilities nor did Sterne Agee conduct any review of individual credit files of United or Rockville, evaluate the adequacy of the loan or lease loss reserves of United or Rockville or evaluate the solvency of United or Rockville under any state or federal laws relating to bankruptcy, insolvency or similar matters. Sterne Agee rendered no opinion or evaluation on the collectability of any asset or the future performance of any loan of United or Rockville. Sterne Agee is not experts in the evaluation of loan or lease portfolios for assessing the adequacy of the allowances for losses with respect thereto and, accordingly, Sterne Agee did not make an independent evaluation of the adequacy of the allowance for loan and lease losses of United or Rockville or on the credit mark assumed taken in the merger, and Sterne Agee has assumed, with United’s consent, that the respective allowances for loan and lease losses for both United and Rockville, respectively, as well as the credit mark are adequate to cover such losses and will be adequate on a pro forma basis for the combined company. Sterne Agee has relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by Sterne Agee.

For purposes of rendering its opinion, Sterne Agee assumed that, in all respects material to its analyses:

•	the merger will be completed substantially in accordance with the terms set forth in the merger agreement with no additional payments or adjustments to the merger consideration;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the merger will be satisfied without any waiver; and

•	in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the synergies and restructuring charges expected to result from the merger.

Sterne Agee further assumed, without assuming any responsibility for independent verification, that the merger will be accounted for as a purchase transaction under GAAP, and that the merger will qualify as a tax-free reorganization for United States federal income tax purposes. Sterne Agee’s opinion is not an expression of an opinion as to the prices at which shares of United common stock or shares of Rockville common stock will trade following the announcement of the merger or the actual value of the shares of common stock of the combined company when issued pursuant to the merger, or the price at which the shares of common stock of the combined company will trade following the completion of the merger.

The exchange ratio was determined through negotiations between United and Rockville and was approved by United’s board of directors. Sterne Agee provided advice to United during these negotiations, Sterne Agee did not recommend that any specific exchange ratio constituted the only appropriate exchange ratio for the merger.

Summary of Analyses by Sterne Agee

In accordance with customary investment banking practice, Sterne Agee employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses undertaken by Sterne Agee in connection with rendering its opinion to the United board of directors on November 14, 2013. The summary is not a complete description of the analyses underlying the Sterne Agee opinion or the presentation made by Sterne Agee to the United board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. In arriving at its opinion, Sterne Agee did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. Accordingly, Sterne Agee believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

Summary of Proposal

Pursuant to the terms of the merger agreement, each outstanding share of United common stock not owned by United or Rockville other than shares owned in a fiduciary or agency capacity or as a result of debts previously contracted, will be converted into the right to receive 1.3472 shares of Rockville common stock (the “exchange ratio”). Based on Rockville’s closing price on November 8, 2013, of $13.74, the exchange ratio represented a price of $18.51 per share to United’s stockholders.

Demographic and Branch Analysis

Sterne Agee reviewed and compared selected demographic information on United’s and Rockville’s markets where they have one or more active branch offices and conduct business. On a weighted average basis, based on data provided by a nationally recognized consolidator of this information, SNL financial, Rockville’s franchise was found to have a projected population change from 2012 to 2017 of 0.78%, 2012 median household income of $67,702, and a projected household income change from 2012 to 2017 of 16.8%. United’s franchise was found to have a projected population change from 2012 to 2017 of 0.71%, 2012 median household income of $52,986, and a projected household income change from 2012 to 2017 of 16.0%. Sterne Agee also prepared a pro forma map combining United branch offices with Rockville’s branch offices. The map revealed the complementary nature of each institution’s branch footprint, with a total of 34,418 businesses with less than 500 employees, based on the latest U.S Census Bureau data, operating in the combined Hartford and Springfield Metropolitan Statistical Areas.

Selected Publicly Traded Companies Analyses

Using publicly available information, Sterne Agee compared the financial performance, financial condition and market performance of United and Rockville to the following publicly traded banks and bank holding companies and thrifts and thrift holding companies headquartered in New England, excluding mutual holding companies and pending merger targets, with assets between $1.4 billion and $6.0 billion. Companies in this group were:

• Independent Bank Corp.	• First Connecticut Bancorp, Inc.
• Berkshire Hills Bancorp, Inc.	• Enterprise Bancorp, Inc.
• Brookline Bancorp, Inc.	• Merchants Bancshares, Inc.
• Century Bancorp, Inc.	• First Bancorp, Inc.
• Washington Trust Bancorp, Inc.	• Cambridge Bancorp
• Camden National Corporation

To perform this analysis, Sterne Agee used financial information for the three months ended September 30, 2013 (or as of the most recently available quarter) and market price information as of November 8, 2013. Earnings estimates for 2014 and 2015 were taken from a nationally recognized earnings estimate consolidator, SNL Financial, for the selected companies. Certain financial data prepared by Sterne Agee, and as referenced in the tables presented below, may not correspond to the data presented in United’s and Rockville’s historical financial statements, or to the data prepared by RBCCM or Sandler O’Neill, presented under the sections “Opinion of RBCCM” and “Opinion of Sandler” as a result of the different periods, assumptions and methods used by Sterne Agee to compute the financial data presented. No company used as a comparison in the analysis below is identical to United or Rockville. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

The following table summarizes the relevant data items for United, Rockville, and the peer group.

			United / Rockville Peer Group
	United	Rockville	Minimum	Median	Mean	Maximum
Balance Sheet (Most Recent Quarter)
Total Assets ($ millions)	$2,491	$2,219	$1,450	$2,597	$3,098	$5,895
Loans/ Deposits	97.4%	97.9%	45.8%	89.0%	89.0%	115.0%
Securities/ Assets	15.2%	18.0%	6.6%	14.6%	22.5%	56.2%
Tangible Common Equity/ Tangible Assets	10.5%	13.1%	4.9%	7.7%	7.8%	11.4%
Tier 1 Capital Ratio	12.3%	17.3%	10.1%	12.5%	12.8%	15.2%
Total Risk Based Capital Ratio	12.9%	18.4%	11.4%	13.7%	14.2%	16.3%
Income Analysis (Most Recent Quarter)
Return on Average Assets	0.76%	0.85%	0.19%	0.88%	0.83%	1.29%
Return on Average Equity	6.2%	6.3%	1.6%	10.6%	9.7%	14.6%
Return on Average Tangible Common Equity	7.4%	6.3%	1.6%	12.9%	11.6%	16.3%
Net Interest Margin	3.40%	3.34%	2.23%	3.32%	3.30%	4.02%
Efficiency Ratio	65.6%	65.7%	53.1%	63.4%	64.9%	92.7%
Asset Quality (Most Recent Quarter)
Non-Performing Assets/ Total Assets	0.59%	0.66%	0.10%	1.09%	0.94%	2.10%
Loan Loss Reserves/ Total Loans	0.7%	1.1%	0.8%	1.2%	1.3%	1.8%
Net Charge-Offs/ Total Loans	0.12%	0.04%	0.00%	0.07%	0.14%	0.47%
Trading Multiples & Market Statistics(1)
Stock Price/ Tangible Book Value	124.1%	123.3%	110.2%	155.0%	154.9%	216.1%
Stock Price/ Core Tangible Book Value(2)	130.0%	137.4%	110.2%	155.0%	156.4%	222.9%
Stock Price/ Last Quarter Annualized EPS	17.7x	19.1x	8.2x	13.8x	18.2x	64.9x
Stock Price/ 2014 Estimated EPS	15.9x	18.3x	12.2x	14.5x	19.4x	45.8x
Stock Price/ 2015 Estimated EPS	15.0x	16.5x	11.2x	13.7x	15.5x	27.3x
Stock Price/ Core Deposit Premium(3)	3.8%	4.4%	0.7%	5.3%	6.2%	14.5%
Current Dividend Yield	2.7%	2.9%	0.8%	2.8%	2.9%	4.6%

(1)	As of 11/8/2013
(2)	Calculated to represent the premium to core tangible book, assumed to be 8% of tangible common equity, and excess capital matched dollar for dollar
(3)	Core deposits defined as total deposits less time deposits over $100,000. The core deposit premium is calculated by taking the market capitalization less tangible book value, divided by core deposits

Sterne Agee reviewed, among other things, peer equity values as multiples of calendar years 2014 and 2015 estimated EPS, tangible book value per share and core deposits as of September 30, 2013. Sterne Agee then applied these peer multiples, on a median basis, to the corresponding data of United and Rockville to arrive at their implied equity values per share. Based on the implied per share equity values for United and Rockville as described above, the following table lists what the implied exchange ratio these analyses indicated and compares the percentage difference to the merger exchange ratio of 1.3472.

	Implied Exchange Ratio	Difference to Merger Exchange Ratio, 1.3472x
United / Rockville Peer Group Trading Multiple Analysis(1)
Peer Median Stock Price/ Tangible Book Value Per Share	1.1798x	14.2%
Peer Median Stock Price/ Core Tangible Book Value Per Share	1.2473x	8.0%
Peer Median Stock Price/ 2014 Estimated EPS	1.3600x	(0.9%)
Peer Median Stock Price/ 2015 Estimated EPS	1.2934x	4.2%
Peer Median Core Deposit Premium	1.2166x	10.7%

(1)	As of 11/8/2013

United and Rockville Stock Price Performance

Sterne Agee reviewed the history of the publicly reported trading prices of United’s and Rockville’s common stock year-to-date and for the one year period ended November 8, 2013. Sterne Agee then compared the relationship between the movements in the price of United’s and Rockville’s common stock in relation to each other and against the movements in the prices of its peer group and the NASDAQ Bank Index.

	Year-to-Date Price Performance	Last Twelve Months Price Performance
United	3.4%	14.0%
Rockville	6.5%	8.4%
United / Rockville Peer Group	9.5%	16.9%
NASDAQ Bank Index	32.8%	38.9%

Historical Stock Market Exchange Ratio Analysis

Sterne Agee performed an implied exchange ratio analysis by comparing the historical relationship between the publicly reported trading prices of United’s and Rockville’s common stock. The following table lists what the implied exchange ratio would have been, based on average stock prices over the periods shown, and compares the percentage difference to the merger exchange ratio of 1.3472.

	Implied Exchange Ratio	Difference to Merger Exchange Ratio, 1.3472x
Historical Stock Market Exchange Ratio Analysis(1)
November 8, 2013	1.1827x	13.9%
30 Trading Day Average	1.2335x	9.2%
60 Trading Day Average	1.2297x	9.6%
90 Trading Day Average	1.2236x	10.1%
250 Trading Day Average	1.1904x	13.2%

(1)	As of 11/8/2013

Implied Exchange Ratio Based on Research Analyst Price Targets

Sterne Agee also performed an implied exchange ratio analysis by comparing the public price targets of research analysts covering United and Rockville as provided by a nationally recognized research price target consolidator, Bloomberg. Sterne Agee calculated the ratio implied by dividing the median research analyst price target of United by the median research analyst price target of Rockville. Sterne Agee also calculated the ratio implied by dividing the lowest research analyst price target of United by the highest research analyst price target of Rockville. Further, Sterne Agee calculated the ratio implied by dividing the highest research analyst price target of United by the lowest research analyst price target of Rockville. The following table lists the implied exchange ratio these analyses indicated and compares the percentage difference to the merger exchange ratio of 1.3472.

	Implied Exchange Ratio	Difference to Merger Exchange Ratio, 1.3472x
Research Analyst Price Target Analysis(1)
United Maximum Stock Price Target / Rockville Minimum Stock Price Target	1.2857x	4.8%
United Median Stock Price Target / Rockville Median Stock Price Target	1.1864x	13.6%
United Minimum Stock Price Target / Rockville Maximum Stock Price Target	1.0968x	22.8%

(1)	Research Analyst price targets as of 11/8/2013.

Stand Alone United Dividend Discount Analysis

Sterne Agee performed a dividend discount analysis for the purpose of determining a range of implied equity values per share for United’s common stock. A dividend discount analysis is a method of evaluating the equity value of a company using estimates of future dividends to stockholders generated by United and taking into consideration the time value of money with respect to those future dividends by calculating their present value. In performing this analysis, Sterne Agee used earnings estimates for United for fourth quarter 2013 and full years 2014 and 2015 and a growth rate of 8.0% thereafter provided by United’s management, and assumed discount rates ranging from 11.0% to 13.0% (based on a capital asset pricing model, and certain stock market estimated return information as calculated by Ibbotson Associates, a financial research firm). The range of values was determined by adding (1) the present value of projected dividends to United stockholders from 2014 to 2018 and (2) the present value of the terminal value of United’s common stock. In determining dividends available to stockholders, Sterne Agee assumed balance sheet growth provided by United management and assumed that United would maintain a tangible common equity/tangible asset ratio of 8.0% and would retain sufficient earnings to maintain these levels. Any earnings in excess of what would need to be retained represented dividendable cash flows for United. In calculating the terminal value of United, Sterne Agee applied multiples ranging from 12.0 times to 14.0 times 2019 forecasted earnings. This resulted in a range of values of United from $15.23 to $17.92 per share.

	Terminal Earnings Multiple
Discount Rate	12.0x	13.0x	14.0x
11.0%	$16.19	$17.06	$17.92
12.0%	$15.70	$16.53	$17.36
13.0%	$15.23	$16.03	$16.82

Stand Alone Rockville Dividend Discount Analysis

Sterne Agee also performed the same dividend discount analysis for the purpose of determining a range of implied equity values per share for Rockville’s common stock. In performing this analysis, Sterne Agee used publicly available earnings estimates by research analysts covering Rockville, as discussed with senior management of Rockville, for fourth quarter 2013 and full years 2014 and 2015 and a growth rate of 8.0% thereafter provided by Rockville’s management and assumed discount rates ranging from 11.0% to 13.0% (based on a capital asset pricing model, and certain stock market estimated return information as calculated by Ibbotson Associates, a financial research firm). The range of values was determined by adding (1) the present value of projected dividends to Rockville stockholders from 2014 to 2018 and (2) the present value of the terminal value of Rockville’s common stock. In determining dividends available to stockholders, Sterne Agee assumed balance sheet growth provided by Rockville management and assumed that Rockville would maintain a tangible common equity/tangible asset ratio of 8.0% and would retain sufficient earnings to maintain these levels. Any earnings in excess of what would need to be retained represented dividendable cash flows for Rockville. In calculating the terminal value of Rockville, Sterne Agee applied multiples ranging from 12.0 times to 14.0 times 2019 forecasted earnings. This resulted in a range of values of Rockville from $12.14 to $13.99 per share.

	Terminal Earnings Multiple
Discount Rate	12.0x	13.0x	14.0x
11.0%	$12.80	$13.39	$13.99
12.0%	$12.46	$13.03	$13.60
13.0%	$12.14	$12.69	$13.23

The dividend discount analysis is a widely used valuation methodology that relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of United or Rockville.

Based upon the implied valuations for each of United and Rockville, pursuant to the stand alone dividend discount analyses described above, Sterne Agee calculated a range of implied exchange ratios of a share of

United common stock to a share of Rockville common stock. Sterne Agee calculated the ratio implied by dividing the median implied equity value of United by the median implied equity value of Rockville. Sterne Agee also calculated the ratio implied by dividing the low end of implied equity value of United by the high end of implied equity value of Rockville. Further, Sterne Agee calculated the ratio implied by dividing the high end of implied equity value of United by the low end of implied equity value of Rockville. The following table lists the implied exchange ratio these analyses indicated and compares the percentage difference to the merger exchange ratio of 1.3472.

	Implied Exchange Ratio	Difference to Merger Exchange Ratio, 1.3472x
Dividend Discount Analysis
United Maximum Equity Value Per Share / Rockville Minimum Equity Value Per Share	1.4765x	(8.76%)
United Median Equity Value Per Share / Rockville Median Equity Value Per Share	1.2685x	6.20%
United Minimum Equity Value Per Share / Rockville Maximum Equity Value Per Share	1.0889x	23.72%

Relative Contribution Analysis

Sterne Agee analyzed the relative contribution of United and Rockville to the pro forma market capitalization, balance sheet and income statement items of the combined entity, including pro forma ownership, assets, loans, deposits, tangible common equity, and projected 2014 and 2015 earnings estimates. This analysis excluded all purchase accounting adjustments and was based on United’s and Rockville’s closing prices on November 8, 2013 of $16.25 and $13.74, respectively. Sterne Agee calculated the implied exchange ratio under the various contribution percentages and showed what the implied exchange ratio these analyses indicated and compared the percentage difference to the merger exchange ratio of 1.3472.

	Contribution		Implied Exchange Ratio	Difference to Merger Exchange Ratio, 1.3472x
	UBNK	RCKB
Ownership
100% stock (1.3472x merger exchange ratio)	51%	49%
Market Capitalization	47%	53%	1.1827x	13.9%
Balance Sheet
Total Assets	53%	47%	1.4517x	(7.2%)
Net Loans	53%	47%	1.4844x	(9.2%)
Total Deposits	53%	47%	1.4878x	(9.5%)
Tangible Common Equity	47%	53%	1.1474x	17.4%
Earnings
Estimated 2014 Earnings	52%	48%	1.3967x	(3.5%)
Assuming Rockville Leverages to United Tangible Common Equity in 2014(1)	49%	51%	1.2364x	9.0%
Estimated 2015 Earnings	52%	48%	1.3975x	(3.6%)
Assuming Rockville Leverages to United Tangible Common Equity in 2015(1)	49%	51%	1.2625x	6.7%

(1)	Assumes Rockville leverages tangible common equity level at respective year, incremental assets invested in securities with a net pre-tax spread of 1.00% for the respective periods

Financial Impact Analysis

Sterne Agee performed pro forma merger analyses that combined the projected income statement and balance sheet information of United and Rockville. In performing this analysis, Sterne Agee used publicly available earnings estimates by research analysts covering Rockville for fourth quarter 2013 and full years 2014 and 2015, as discussed with Rockville management, and used internal management earnings estimates for United for fourth quarter 2013 and full years 2014 and 2015 provided by United management. Sterne Agee also used synergies estimates, purchase accounting adjustments, and restructuring charges provided by United and Rockville management to calculate the financial impact that the merger would have on certain projected financial results of Rockville and United. This analysis indicated that the merger is expected to be accretive to Rockville’s and United’s estimated earnings per share in 2014 and 2015. The analysis also indicated that the merger is expected to be dilutive to tangible book value per share for Rockville; however, Rockville is estimated to earn back its tangible book value dilution in under 5 years and maintain well capitalized capital ratios. The analysis also indicated that the merger is expected to be accretive to tangible book value per share for United as well as to United’s most recently announced common stock dividend as of the fairness opinion date. For all of the above analyses, the actual results achieved by United and Rockville, following the merger, will vary from the projected results and the variations may be material.

Value Creation Analysis

In addition, Sterne Agee performed a dividend discount analysis to estimate a range of the present values of after-tax cash flows that Rockville (pro forma for the merger) could provide to equity holders through December 31, 2018 and the implied pass-through value to United utilizing the merger exchange ratio of 1.3472. In performing this analysis, Sterne Agee used earnings estimates, synergies estimates, purchase accounting adjustments, and restructuring charges provided by United’s and Rockville’s management. To approximate the terminal value of Rockville’s common stock (pro forma for the merger) at December 31, 2019, Sterne Agee applied earnings multiples ranging from 12.0x to 14.0x. The income stream and terminal value was then discounted to present value using a 12% discount rate (based on a capital asset pricing model and certain stock market estimated return information as calculated by Ibbotson Associates, a financial research firm). Based on these assumptions, the following table sets forth the respective valuation ranges for the combined company on a pro forma basis and the implied pass-through value to United, utilizing the exchange ratio of 1.3472.

	Terminal Earnings Multiple
Discount Rate of 12%	12.0x	13.0x	14.0x
Stand-Alone Rockville	$12.46	$13.03	$13.60
Pro Forma Combined Company	$14.13	$14.86	$15.59
Merger Exchange Ratio	1.3472x	1.3472x	1.3472x
Pass Through Value to United(1)	$19.04	$20.02	$21.01

(1)	Pass through value to United calculated by multiplying the pro forma combined company dividend discount value by the merger exchange ratio of 1.3472x

Sterne Agee also reviewed the combined company’s estimated 2015 return on average tangible common equity (“ROATCE”) relative to companies of similar asset sizes (this peer group consisted of publicly traded banks and bank holding companies and thrifts and thrift holding companies headquartered in the Mid-Atlantic or New England, excluding mutual holding companies and pending merger targets, with $4—$6 Billion in assets, the “pro forma peer group”). Sterne Agee performed a regression analysis on the relationship of the pro forma peer group’s equity values as multiples of tangible book value per share to their estimated 2015 ROATCE, based on public research analyst estimates, in an effort to extrapolate where the combined company could theoretically trade as a multiple of its tangible book per share value relative to its estimated 2015 ROATCE. To test for statistical significance between the relationship of equity values as multiples of tangible book value per share and estimated 2015 ROATCE, an r-squared was calculated for the pro forma peer group. The r-squared measure represented the percentage of the variation in multiples of tangible book value per share that can be explained by the variation in estimated 2015 ROATCE, showing how well the regression line approximates the data points. An r-squared value of 1.0 indicates that the regression line perfectly fits the data. The r-squared value from Sterne Agee’s pro forma peer regression analysis was 0.9099, which indicated a relatively close correlation between the multiples of tangible book value per share and the estimated 2015 ROATCE for the pro forma peer group. The regression implied, based on the combined company’s estimated 2015 ROATCE, a multiple of tangible book value per share of approximately 150% and an implied pass-through value of approximately $20.30 to United based on the 1.3472 merger exchange ratio. Note that the regression analysis is not a prediction of the future stock price for the pro forma company and is simply another measure to analyze the relative value to the United stockholders.

General

In performing its analyses, Sterne Agee made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of Sterne Agee, United, and Rockville. Any estimate contained in the analyses performed by Sterne Agee is not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the Sterne Agee opinion was among several factors taken into consideration by the United board of directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described above should not be viewed as determinative of the decision of the United board of directors with respect to the fairness of the exchange ratio. Further, events and developments occurring after the date of the Sterne Agee opinion could materially affect the assumptions used in preparing the opinion, and Sterne Agee does not have any obligation to update, revise or reaffirm its opinion.

United and Sterne Agee have entered into an agreement relating to the services to be provided by Sterne Agee in connection with the merger. United has paid Sterne Agee a cash fee of $25,000 upon signing of its engagement letter to serve as financial advisor in connection with the proposed merger and, concurrently, a cash fee of $125,000 with the rendering of the Fairness Opinion relating to the merger. Additionally, United has agreed to pay to Sterne Agee at the time of closing of the merger a cash fee (“Contingent Fee”) equal to $4.0 million. Pursuant to the Sterne Agee engagement agreement, United also agreed to reimburse Sterne Agee for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify against certain liabilities, including liabilities under the federal securities laws.

Other than Sterne Agee’s engagement by United in connection with the merger, Sterne Agee has not provided any other material investment banking services to United, Rockville or their affiliates during the past two years; however, Sterne Agee may do so in the future. In the ordinary course of Sterne Agee’s business as a broker-dealer, Sterne Agee may, from time to time, purchase securities from and sell securities to United, Rockville or their affiliates.

Prospective Financial Information Regarding United

United does not, as a matter of course, make public forecasts as to future performance or other prospective financial information, and United is especially wary of making forecasts or projections due to the unpredictability of the underlying assumptions and estimates. However, as part of the due diligence review of United in connection with the merger, United’s management prepared and provided to Sterne Agee and RBCCM in connection with their respective evaluations of the fairness of the merger consideration, certain non-public, preliminary internal financial forecasts of United’s operating results for the fourth quarter of 2013 and fiscal years 2014 and 2015. United has included below these forecasts to provide stockholders and investors access to certain non-public information that was furnished to third parties, and such information may not be appropriate for other purposes. These forecasts were also considered by the United board of directors in evaluating the merger.

These preliminary internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, GAAP or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. The prospective financial information included in this joint proxy statement/prospectus has been prepared by, and is the responsibility of, United’s management. Wolf & Company, P.C., United’s independent auditor, has neither examined, compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, Wolf & Company, P.C. does not express an opinion or any other form of assurance with respect thereto. The Wolf & Company, P.C. report incorporated by reference in this joint proxy statement/prospectus relates to United’s historical financial information. It does not extend to the prospective financial information and should not be read to do so. The summary of these preliminary internal financial forecasts included below is not being included to influence your decision whether to vote to approve the merger agreement, but instead because these preliminary internal financial forecasts provide useful information to investors and were provided by United to Sterne Agee and RBCCM.

While presented with numeric specificity, these preliminary internal financial forecasts were based on numerous variables and assumptions (including those related to industry performance and competition and general business, economic, market and financial conditions and additional matters specific to United’s business) that are inherently subjective and uncertain and are beyond the control of United’s management. Important factors that may affect actual results and cause these preliminary internal financial forecasts to not be achieved include risks and uncertainties relating to United’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions and other factors described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” These preliminary internal financial forecasts also reflect numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in these preliminary internal financial forecasts. Accordingly, the forecasted results summarized below may not be realized.

The inclusion of a summary of these preliminary internal financial forecasts in this joint proxy statement/prospectus should not be regarded as an indication that United or its affiliates, advisors or representatives considered these preliminary internal financial forecasts to be predictive of actual future events, and these preliminary internal financial forecasts should not be relied upon as such nor should the information contained in these preliminary internal financial forecasts be considered appropriate for other purposes. Neither United nor its affiliates, advisors, officers, directors, partners or representatives can give you any assurance that actual results will not differ materially from these preliminary internal financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile these preliminary internal financial forecasts to reflect circumstances existing after the date these preliminary internal financial forecasts were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying these forecasts are shown to be in error.

Neither United nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder, investor, Rockville or any other person, in the merger agreement or otherwise, concerning these preliminary internal financial forecasts or regarding United’s ultimate performance compared to the information contained in these preliminary internal financial forecasts or that the forecasted results will be achieved. The below forecasts do not give effect to the merger. United urges all stockholders to review United’s most recent SEC filings for a description of United’s reported financial results.

Subject to the foregoing qualifications, the preliminary internal financial forecasts of net income for the fourth quarter of 2013 and for the fiscal years ending December 31, 2014 and 2015 were $4.7 million, $20.3 million and $21.5 million, respectively, as prepared by, or as directed by, United’s management and delivered to Sterne Agee and RBCCM.

Rockville’s Reasons for the Merger; Recommendation of Rockville’s Board of Directors

In reaching its decision to adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement, and to recommend that its stockholders approve the merger agreement, the Rockville board of directors consulted with Rockville management, as well as its financial and legal advisors, and considered a number of factors, including the following material factors:

•	each of Rockville’s and United’s business, operations, financial condition, asset quality, earnings and prospects. In reviewing these factors, the Rockville board of directors considered its view that United’s business and operations complement those of Rockville and that the merger would result in one of the premier community banks in New England, with approximately $4.8 billion in assets and over 50 banking locations from New Haven County, Connecticut to Springfield and Worcester, Massachusetts. The Rockville board considered that the combined company would have the scale and ability to deliver new and existing customers the best banking products and services, offer customers advanced banking technology solutions and provide them with more locations to do their banking. The board of directors further considered a number of strategic benefits, including the following:

•	the creation of the highest deposit market share in the combined Hartford-Springfield area;

•	the fortification of each company’s position within the “knowledge corridor”;

•	the complementary nature of the cultures and product mix of the two companies, including with respect to strategic focus, target markets, client service and strong community orientation, which management believes should facilitate integration and implementation of the transaction; and

•	the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company, given its larger size, asset base, capital and footprint;

•	its understanding of the current and prospective environment in which Rockville and United operate, including national and local economic conditions, the competitive environment for financial institutions generally, and the likely effect of these factors on Rockville both with and without the proposed transaction;

•	the anticipated revenue opportunities in numerous areas, including financial advisory services, mortgage banking, commercial and private banking, and retail banking;

•	the continued participation of Rockville’s board of directors and management in the combined company, which enhances the likelihood that the strategic benefits that Rockville expects to achieve as a result of the merger will be realized and that the benefits and talents that Rockville brings to the combined institution will be appropriately valued and effectively utilized; in particular, Rockville’s board of directors considered the following:

•	that the board of directors of the combined company, as well as each committee of the board, would consist of an equal number of former Rockville directors and former United directors;

•	that William H. W. Crawford, IV would serve as Chief Executive Officer of the combined company and surviving bank;

•	that Raymond H. Lefurge, Jr. would be appointed as Vice Chairman of the Board of the combined company and surviving bank;

•	that the chairs of the compensation and risk committees would be former Rockville directors; and

•	that other Rockville officers in senior management would have substantial participation in the combined company;

•	its review and discussions with Rockville’s management concerning the due diligence investigation of United;

•	management’s expectation that the combined company will have a strong capital position upon completion of the transaction;

•	its belief that the transaction is likely to provide substantial value to Rockville’s stockholders. In particular, Rockville believes that:

•	the transaction should be approximately 35% accretive to Rockville stockholders with respect to earnings per share in 2015;

•	the return on average tangible common equity should be approximately 10% in 2015; and

•	the transaction is expected to result in significant annual cost savings;

•	the opinion of RBCCM, dated November 14, 2013, to Rockville’s board of directors as to the fairness to Rockville, from a financial point of view and as of the date of the opinion, of the exchange ratio provided for in the merger, as more fully described below in the section entitled “—Opinion of RBCCM”;

•	the opinion of Sandler O’Neill, dated November 14, 2013, to Rockville’s board of directors as to the fairness to Rockville, from a financial point of view and as of the date of the opinion, of the merger consideration provided for in the merger, as more fully described below in the section entitled “—Opinion of Sandler O’Neill”;

•	the financial and other terms of the merger agreement, including the fixed exchange ratio, expected tax treatment and mutual deal protection and termination fee provisions, which it reviewed with its outside financial and legal advisors;

•	the potential risk of diverting management attention and resources from the operation of Rockville’s business and towards the completion of the merger;

•	the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating United’s business, operations and workforce with those of Rockville; and

•	the regulatory and other approvals required in connection with the merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions.

The foregoing discussion of the factors considered by the Rockville board of directors is not intended to be exhaustive, but, rather, includes the material factors considered by the Rockville board of directors. In reaching its decision to adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement, the Rockville board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Rockville board of directors considered all these factors as a whole, including discussions with, and questioning of, Rockville’s management and Rockville’s financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

The Rockville board of directors unanimously recommends a vote “FOR” the approval of the merger proposal and other merger-related proposals.

Opinion of RBCCM

Rockville has retained RBCCM to act as Rockville’s financial advisor in connection with the merger. RBCCM is a globally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions. Rockville selected RBCCM to act as its financial advisor in connection with the merger on the basis of RBCCM’s experience in transactions similar to the merger, its reputation in the investment community and its familiarity with Rockville and its business. As part of this engagement, Rockville’s board of directors requested that RBCCM evaluate the fairness, from a financial point of view, of the exchange ratio provided for in the merger to Rockville.

On November 14, 2013, at a meeting of Rockville’s board of directors held to evaluate the merger, RBCCM rendered to Rockville’s board of directors an oral opinion, which was confirmed by delivery of a written opinion on the same date, to the effect that, as of such date and based on and subject to various assumptions and limitations described in its written opinion, the exchange ratio provided for in the merger was fair, from a financial point of view, to Rockville.

The full text of RBCCM’s written opinion, dated November 14, 2013, to Rockville’s board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. The following summary of RBCCM’s opinion is qualified in its entirety by reference to the full text of the opinion. RBCCM delivered its opinion to Rockville’s board of directors for the benefit and use of Rockville’s board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the merger. RBCCM’s opinion addressed only the exchange ratio from a financial point of view and did not address any other aspect of the merger and no opinion or view was expressed as to the relative merits of the merger in comparison to other strategies or transactions that might be available to Rockville or in which Rockville might engage or as to the underlying business decision of Rockville to proceed with or effect the merger. RBCCM’s opinion should not be construed as creating any fiduciary duty on the part of RBCCM to any party and does not address any other aspect of the merger and does not constitute a recommendation to any stockholder as to how to vote or act in connection with the proposed merger or any related matter.

In connection with rendering its opinion, RBCCM:

•	reviewed the financial terms of the transaction set forth in a draft of the merger agreement dated November 14, 2013;

•	reviewed and analyzed certain publicly available business and financial information relating to Rockville and United and certain other historical operating data relating to Rockville and United made available to RBCCM from published sources and from the internal records of Rockville and United;

•	reviewed certain publicly available financial projections relating to Rockville at the direction of and confirmed by the management of Rockville (which we refer to as the “Rockville Forecasts”);

•	reviewed certain internal financial projections relating to Rockville at the direction of and confirmed by the management of Rockville;

•	reviewed internal financial projections relating to United at the direction of and confirmed by the management of United and Rockville (which we refer to as the “United Forecasts”);

•	reviewed certain publicly available financial projections relating to United at the direction of and confirmed by the management of United and Rockville;

•	reviewed certain estimates as to the amount and timing of cost savings anticipated by the management of Rockville to result from the merger;

•	discussed the past and current business, operations, financial condition and prospects of Rockville and United, as well as the strategic rationale and potential benefits of the merger, with members of senior managements of Rockville and United;

•	reviewed the potential pro forma financial impact of the merger on the future financial performance of Rockville, including the potential effect on Rockville’s estimated earnings per share;

•	reviewed research estimates regarding the potential future performance of Rockville and United as standalone entities;

•	reviewed the reported prices, 52-week price ranges and the trading histories for shares of Rockville’s and United’s common stock;

•	compared certain financial and stock market information of Rockville and United with those of selected publicly traded companies;

•	compared the relative financial contributions of Rockville and United to certain financial metrics of the pro forma combined company;

•	reviewed the relative ownership percentages of stockholders of Rockville and United on a pro forma basis following the closing of the merger;

•	performed a valuation analysis of each of Rockville and United using comparable company and discounted dividend analyses with respect to each of Rockville and United; and

•	performed such other analyses and studies and considered such other information and factors as RBCCM deemed appropriate.

In arriving at its opinion, RBCCM employed several analytical methodologies and no one method of analysis should be regarded as critical to the overall conclusion reached by RBCCM. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusion reached by RBCCM was based on all analyses and factors presented, taken as a whole, and also on application of RBCCM’s experience and judgment. Such conclusion may have involved significant elements of subjective judgment and qualitative analysis. RBCCM therefore gave no opinion as to the value or merit standing alone of any one or more portions of such analyses or factors.

In rendering its opinion, RBCCM assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available to it and all of the financial, legal, tax, operating and other information provided to or discussed with it by Rockville and United (including, without limitation, the financial statements and related notes thereto of each of Rockville and United), and upon the assurances of the managements of Rockville and United that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. Rockville directed RBCCM to use, and RBCCM did use, the Rockville Forecasts and the United Forecasts in performing its financial analyses. RBCCM assumed that the Rockville Forecasts and the United Forecasts (including forecasts with respect to certain cost savings expected to be realized from the merger) were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments as to the future financial performance of Rockville or United, respectively, as standalone entities, or, in the case of the projected cost savings, as a combined company. RBCCM expressed no opinion as to the Rockville Forecasts or the United Forecasts or the assumptions upon which they were based. With respect to the projected cost savings, RBCCM relied, at the direction of Rockville, on the assessments of the management of Rockville’s ability to achieve such cost savings and was advised by Rockville and assumed, that such cost savings would be realized in the amounts and at the times projected.

In rendering its opinion, RBCCM did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Rockville or United. Further, RBCCM did not (1) conduct any physical inspection of the properties or assets of Rockville or United, (2) make any independent assessment of the adequacy of any loan loss reserves of Rockville or United or (3) examine any credit files of Rockville or United. RBCCM relied upon, without independent investigation, the assessment by the management of Rockville and United that the aggregate provision estimated for the loan losses of Rockville and United is adequate. RBCCM did not express any opinion as to the value of any asset of Rockville or United, whether at current market prices or in the future, and did not evaluate the solvency or fair value of Rockville or United under any state, federal or other laws relating to bankruptcy, insolvency or similar matters.

RBCCM assumed that the merger would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on Rockville, United or the contemplated benefits of the merger in any respects material to RBCCM’s analyses or opinion. RBCCM also assumed, at the direction of Rockville, that the final executed merger agreement would not differ in any respect meaningful to RBCCM’s analyses or opinion from the draft merger agreement reviewed by RBCCM.

RBCCM’s opinion spoke only as of its date, was based on conditions as they existed and information that was supplied to RBCCM as of that date, and was without regard to any market, economic, financial, legal or other circumstances or event of any kind or nature that may exist or occur after that date. It should be understood that subsequent developments may affect the opinion, and RBCCM did not undertake to reaffirm or revise its opinion or otherwise comment upon events occurring after the date of its opinion and does not have an obligation to update, revise or reaffirm its opinion. RBCCM’s opinion addressed only the fairness, from a financial point of view and as of the date of the opinion, of the exchange ratio provided for in the merger to Rockville. RBCCM expressed no view or opinion as to any terms or other aspects of the merger (other than the exchange ratio to the extent expressly specified in its opinion), including, without limitation, the form or structure of the merger. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the merger, or class of such persons, relative to the exchange ratio. RBCCM did not express any opinion as to what the value of Rockville’s or United’s common stock actually would be when issued or the prices at which shares of Rockville or United common stock would trade at any time, including following announcement or consummation of the merger. Except as described in this summary, Rockville gave no other directions to RBCCM respecting the investigations made or procedures followed by RBCCM in rendering its opinion.

The issuance of RBCCM’s opinion was approved by RBCCM’s Fairness Opinion Review Committee.

In preparing its opinion to be delivered to Rockville’s board of directors, RBCCM performed various financial and comparative analyses and in performing its analyses, RBCCM considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Rockville and United. The estimates of the future performance of Rockville and United in or underlying RBCCM’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by RBCCM’s analyses. These analyses were prepared solely as part of RBCCM’s analysis of the fairness, from a financial point of view, of the exchange ratio provided for in the merger and were provided to Rockville’s board of directors in connection with the delivery of RBCCM’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described herein are inherently subject to uncertainty and should not be taken to be RBCCM’s view of the actual values of Rockville and United.

The type and amount of consideration payable in the merger was determined through negotiations between Rockville and United, rather than by any financial advisor, and was approved by Rockville’s board of directors. The decision to enter into the merger agreement was solely that of Rockville’s board of directors. RBCCM’s opinion and analyses were only one of many factors considered by Rockville’s board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of Rockville’s board of directors or management with respect to the merger or the exchange ratio.

The following is a brief summary of the material financial analyses and certain other factors considered by RBCCM. It is not a comprehensive description of all analyses undertaken or factors considered by RBCCM in connection with its opinion. The fact that any specific analysis has been referred to in this summary is not meant to indicate that such analysis was given greater weight than any other analysis referred to in this summary. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by RBCCM, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by RBCCM. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by RBCCM.

Selected Publicly Traded Companies Analyses. RBCCM used financial data from publicly available sources to compare selected financial information for Rockville and United and a group of financial institutions selected by RBCCM. The selected companies consisted of publicly traded community banks and thrifts with similar business models, headquartered in New England, New Jersey, New York and Pennsylvania with total assets as of the most recently reported period of between $1 billion and $6 billion, a return on average assets greater than 0%, a ratio of non-performing assets to assets of less than 3% and a ratio of tangible common equity to tangible assets of more than 8.5%. The list excluded mutual holding companies and companies that are a party to a merger transaction. The selected institutions were:

•	ACNB Corporation

•	BSB Bancorp, Inc.

•	Bar Harbor Bankshares

•	Brookline Bancorp, Inc

•	Cape Bancorp, Inc

•	Citizens & Northern Corporation

•	ConnectOne Bancorp, Inc

•	First Connecticut Bancorp

•	Flushing Financial Corporation

•	Fox Chase Bancorp, Inc.

•	Hudson Valley Holding Corp.

•	Northfield Bancorp, Inc

•	OceanFirst Financial Corp.

•	Ocean Shore Holding Co.

•	Oritani Financial Corp

•	Penns Woods Bancorp, Inc.

•	S&T Bancorp, Inc.

•	Suffolk Bancorp

•	Univest Corporation of Pennsylvania

•	Westfield Financial, Inc.

RBCCM reviewed, among other things, equity values as multiples of calendar year 2014 estimated earnings per share, which we refer to as “EPS,” and tangible book value per share as of September 30, 2013. RBCCM then compared ranges of selected multiples of calendar year 2014 estimated EPS and tangible book value per share (as of September 30, 2013) derived from the selected companies to corresponding data of Rockville or United, as applicable, based on, in the case of Rockville, publicly available research analysts’ estimates relating to Rockville and Rockville’s public filings as directed by and confirmed by Rockville management team or, in the case of United, management estimates at the direction of and confirmed by the management of United and Rockville.

Based on implied per share equity value reference ranges for Rockville and United calculated as described above, these analyses indicated the following implied exchange ratio reference ranges, as compared to the exchange ratio provided for in the merger:

Implied Exchange Ratio Reference Ranges Based on:
EPS (E2014)	Tangible Book Value	Merger Exchange Ratio
1.0968x - 1.6534x	0.8714x - 1.5834x	1.3742x

No company used in these analyses is identical or directly comparable to Rockville or United. Accordingly, an evaluation of the results of these analyses is not entirely mathematical. Rather, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Rockville and United were compared.

Discounted Dividend Analyses. RBCCM performed separate discounted dividend analyses of Rockville and United.

Rockville. In performing a discounted dividend analysis of Rockville, RBCCM calculated the estimated present value of distributable cash flows that Rockville was forecasted to generate during calendar years ending December 31, 2013 (fourth quarter only) through December 31, 2018 based upon the Rockville Forecasts (see “—Prospective Financial Information Regarding Rockville”), using an 8% growth rate for earnings after December 31, 2015, and as directed by and confirmed by the Rockville management team. Any estimates used are, by their nature, forward-looking and may differ materially from actual future values or results for the reasons discussed above. Actual future values or results may be significantly more or less favorable than suggested by those estimates. RBCCM then calculated terminal value ranges for Rockville by applying a range of terminal value multiples of 13x to 16x to Rockville’s calendar year ending December 31, 2019 estimated earnings. The distributable cash flows and terminal values were then discounted to present values using discount rates ranging from 10% to 13%.

United. In performing a discounted dividend analysis of United, RBCCM calculated the estimated present value of distributable cash flow that United was forecasted to generate during fiscal years ending December 31, 2013 (fourth quarter only) through December 31, 2018 based upon the United Forecasts (see “—Prospective Financial Information Regarding United”), using an 8% growth rate for earnings after December 31, 2015, and as directed by and confirmed by United and Rockville management teams. Management estimates were based upon various factors and assumptions, many of which are beyond management’s control. These estimates are, by their nature, forward-looking and may differ materially from actual future values or results for the reasons discussed above. Actual future values or results may be significantly more or less favorable than suggested by those estimates. RBCCM then calculated terminal value ranges for United by applying a range of terminal value multiples of 13x to 16x to United’s fiscal year ending December 31, 2019 estimated earnings. The distributable cash flows and terminal values were then discounted to present values using discount rates ranging from 10% to 13%.

Based on implied per share equity value reference ranges for Rockville and United calculated as described above, these analyses indicated the following implied exchange ratio reference range, as compared to the exchange ratio provided for in the merger:

Implied Exchange Ratio Reference Range	Merger Exchange Ratio
0.9945x - 1.5715x	1.3472x

Other Factors. RBCCM also reviewed, for informational purposes, certain other factors, including:

•	share price targets for Rockville and United in recently published, publicly available Wall Street research analyst reports, noting that the low and high share price targets for Rockville and United implied an exchange ratio reference range of 1.0968x to 1.2857x;

•	historical trading performances of shares of Rockville’s common stock and United’s common stock during the 52-week period ended November 13, 2013, noting that the low and high closing prices of shares of Rockville’s common stock and United’s common stock during such period implied an exchange ratio reference range of 1.0147x to 1.3866x;

•	implied historical exchange ratios for Rockville and United derived by dividing the average daily trading prices of shares of Rockville’s common stock and United’s common stock on November 13, 2013 and the 30-day, 60-day, 90-day and one year average for the period ended November 13, 2013, noting that implied historical exchange ratios for such periods were 1.2266x, 1.2268x, 1.2234x, and 1.1902x, respectively;

•	relative contributions of Rockville and United to various current and future financial metrics of the pro forma combined company, without giving effect to potential synergies, based on publicly available financial data of and research analysts’ estimates relating to Rockville and management estimates for United as of November 13, 2013, noting that the relative contributions implied an exchange ratio reference range of 1.1473x to 1.4878x; and

•	the potential pro forma impact of the merger on the future financial condition and performance of Rockville, reflected in the pro forma earnings per share of Rockville. RBCCM, at the direction of the management of Rockville, used publicly available financial forecasts (including the forecasts as to the earnings per share long-term growth rate) and certain estimated combined cost savings. This analysis indicated that the merger would be accretive to Rockville’s estimated earnings per share in calendar years 2014 and 2015, however, actual results achieved by the combined company may vary from forecasted results and the variations may be material.

Based on the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, RBCCM determined that the exchange ratio provided for in the merger was fair, from a financial point of view, to Rockville.

Engagement of RBCCM by Rockville. Rockville has agreed to pay RBCCM for its services in connection with the merger an aggregate fee of $3.5 million, $1.0 million of which was payable in connection with RBCCM’s delivery of RBCCM’s opinion and the public announcement of the transaction and $2.5 million of which is contingent on completion of the merger. Rockville also has agreed to reimburse RBCCM for its expenses incurred in connection with RBCCM’s engagement and to indemnify RBCCM, any controlling person of RBCCM and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws arising out of RBCCM’s engagement.

RBCCM and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, RBCCM and its affiliates invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in the equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Rockville, United and certain of their respective affiliates.

Opinion of Sandler O’Neill

Rockville retained Sandler O’Neill to provide a fairness opinion in connection with Rockville’s consideration of a possible business combination involving Rockville and United. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill provided a fairness opinion to the board of directors of Rockville in connection with the proposed transaction. On November 14, 2013, Sandler O’Neill delivered to Rockville its opinion, that, as of such date, the merger consideration was fair to Rockville from a financial point of view. The full text of Sandler O’Neill’s written opinion dated November 14, 2013 is attached as Annex D to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. Rockville stockholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to Rockville and is directed only to the fairness of the merger consideration to Rockville from a financial point of view. It does not address the underlying business decision of Rockville to engage in the merger or any other aspect of the merger and is not a recommendation to any Rockville stockholder as to how such stockholder should vote at the special meeting with respect to the merger or any other matter.

In connection with rendering its opinion on November 14, 2013, Sandler O’Neill reviewed and considered, among other things:

•	the merger agreement;

•	certain publicly available financial statements and other historical financial information of Rockville that Sandler O’Neill deemed relevant;

•	certain publicly available financial statements and other historical financial information of United that Sandler O’Neill deemed relevant;

•	publicly available mean and median analyst earnings estimates for Rockville for the years ending December 31, 2013 through 2016 as discussed with senior management of Rockville;

•	publicly available mean and median analyst earnings estimates for United for the years ending December 31, 2013 through 2016 as discussed with senior management of Rockville;

•	the pro forma financial impact of the merger on United and Rockville, based on assumptions relating to transaction expenses, acquisition accounting adjustments and cost savings as determined by the senior managements of Rockville and United;

•	the publicly reported historical price and trading activity for Rockville’s and United’s common stock, including a comparison of certain financial and stock market information for Rockville and United with similar publicly available information for certain other commercial banks, the securities of which are publicly traded;

•	the terms and structures of other recent mergers and acquisition transactions in the commercial banking sector;

•	the current market environment generally and in the commercial banking sector in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of Rockville the business, financial condition, results of operations and prospects of Rockville and United.

In performing its review, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to Sandler O’Neill by Rockville or its representatives or that was otherwise reviewed by Sandler O’Neill and assumed such accuracy and completeness for purposes of rendering its opinion. Sandler O’Neill was not asked to and did not undertake an independent verification of any of such information and assumes no responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Rockville and United or any of their respective subsidiaries. Sandler O’Neill rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of Rockville and United. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of Rockville and United, or the combined entity after the merger and it has not reviewed any individual credit files relating to Rockville and United. Sandler O’Neill has assumed, with Rockville’s consent, that the respective allowances for loan losses for both Rockville and United are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used publicly available mean and median earnings estimates for Rockville and United, as discussed with Rockville management. Sandler O’Neill also received and used in its analyses certain projections of transaction costs, acquisition accounting adjustments, expected cost savings and other synergies which were prepared by and/or reviewed with the senior management of Rockville. With respect to those projections, estimates and judgments, the senior management of Rockville confirmed to Sandler O’Neill that those projections, estimates and judgments reflected the best currently available estimates and judgment of Rockville management of the future financial performance of Rockville and United, and Sandler O’Neill assumed that such performance would be achieved. Sandler O’Neill expressed no opinion as to such estimates or the assumptions on which they were based. Sandler O’Neill also assumed that there was no material change in Rockville’s and United’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to Sandler O’Neill. Sandler O’Neill assumed in all respects material to its analysis that Rockville and United would remain as going concerns for all periods relevant to its analyses, that all of the representations and warranties contained in the merger agreement and all related agreements were true and correct, that each party to the merger agreement would perform all of the covenants required to be performed by such party under the merger agreement and that the conditions precedent in the merger agreement were not waived. Finally, with the consent of Rockville, Sandler O’Neill relied upon the advice that Rockville received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement.

Sandler O’Neill’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of such opinion. Events occurring after the date of its opinion could materially affect its opinion. Sandler O’Neill did not undertake to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of its opinion.

Sandler O’Neill’s opinion was directed to Rockville’s board in connection with its consideration of the merger and does not constitute a recommendation to any stockholder of either Rockville or United as to how any such stockholder should vote at any meeting of stockholders called to consider and vote upon the merger. Sandler O’Neill’s opinion is directed only to the fairness, from a financial point of view, of the merger consideration to Rockville and does not address the underlying business decision of Rockville to engage in the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for Rockville or the effect of any other transaction in which Rockville might engage. Sandler O’Neill’s opinion will not be reproduced or used for any other purposes, without Sandler O’Neill’s prior written consent. Sandler O’Neill’s opinion has been approved by Sandler O’Neill’s fairness opinion committee. Sandler O’Neill has consented to inclusion of its opinion and this summary in the registration statement on Form S-4, which includes this joint proxy statement/prospectus. Sandler O’Neill does not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employees, or class of such persons, relative to the compensation to be received in the merger by any other stockholder.

In rendering its November 14, 2013 opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather, Sandler O’Neill made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion; rather, Sandler O’Neill made its determination as to the fairness of the merger consideration to Rockville on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Rockville or United and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Rockville or United and the companies to which they are being compared.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Rockville, United and Sandler O’Neill. The analysis performed by Sandler O’Neill is not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Rockville’s common stock or the prices at which Rockville’s common stock may be sold at any time. The analyses described below should not be viewed as determinative of the decision of Rockville’s board or management with respect to the fairness of the merger consideration to Rockville.

The summary below is not a complete description of the analyses underlying the opinions of Sandler O’Neill, but is instead a summary of the material analyses performed and presented in connection with the opinion.

Summary of Proposal

Sandler O’Neill reviewed the financial terms of the proposed transaction. Shares of United common stock issued and outstanding immediately prior to the merger will receive consideration of 1.3472 Rockville shares per United share. The aggregate transaction value of $369 million is based upon the 1.3472 Rockville shares per United share, 19,678,034 shares of Rockville common stock outstanding, and the rolling of $8.1 million in United options into Rockville options. Based upon financial information as or for the quarter ended September 30, 2013, Sandler O’Neill calculated the following transaction ratios:

Transaction Value / Book Value:	119%
Transaction Value / Tangible Book Value:	140%
Transaction Value / 2013 Estimated Earnings Per Share:	19.5x
Core Deposit Premium:	7.2%
Market Premium (as of November 14, 2013)	14.4%

Rockville—Regional Comparable Company Analysis

Sandler O’Neill also used publicly available information to compare selected financial and market trading information for Rockville and a group of regional financial institutions selected by Sandler O’Neill. The

Rockville regional peer group was selected by Sandler O’Neill and consisted of the following selected public banks and thrifts headquartered in the Northeast with total assets between $1.0 billion and $6.0 billion, non-performing assets to total assets less than 3.0% and tangible common equity to tangible assets greater than 8.0%.

Bar Harbor Bankshares	SI Financial Group, Inc.

Brookline Bancorp, Inc.	United Financial Bancorp, Inc.

BSB Bancorp, Inc.	Washington Trust Bancorp, Inc.

First Connecticut Bancorp, Inc.	Westfield Financial, Inc.

The analysis compared publicly available financial information and market trading data for Rockville and the median financial and market trading data for the Rockville regional peer group as of and for the quarter ended September 30, 2013. The table below sets forth the data for Rockville and the median data for the Rockville regional peer group as of and for the quarter, and last twelve months, ended September 30, 2013, with pricing data as of November 14, 2013.

	Rockville		Regional Peer Group Median
Total Assets (in millions)	$2,219		$1,686

Tangible Common Equity / Tangible Assets	13.26%		10.19%
Leverage Ratio	13.92%		9.75%
Total Risk Based Capital Ratio	18.35%		15.66%
Last Twelve Months Return on Average Assets	0.81%		0.44%
Last Twelve Months Return on Average Equity	5.38%		3.29%
Last Twelve Months Net Interest Margin	3.49%		3.12%
Last Twelve Months Efficiency Ratio	67.7%		75.8%
Loan Loss Reserves / Gross Loans	1.13%		1.00%
Non-performing Assets / Total Assets	0.93	%(1)	1.19%
Most Recent Quarter Net Charge-offs / Average Loans	0.04%		0.06%
Price / Tangible Book Value	122%		116%
Price / Last Twelve Months Earnings Per Share	21.6x		19.5x
Price / 2013 Estimated Earnings Per Share	20.6x		16.3x
Price / 2014 Estimated Earnings Per Share	18.2x		15.1x
Current Dividend Yield	2.9%		3.1%
Market Capitalization (in millions)	$354		$201

(1)	Financial data as of June 30, 2013

Source: SNL Financial

Rockville—Stock Price Performance

Sandler O’Neill reviewed the history of the publicly reported trading prices of Rockville’s common stock for the one-year period ended November 14, 2013. Sandler O’Neill also reviewed the history of the publicly reported trading prices of Rockville’s common stock for the three-year period ended November 14, 2013. Sandler O’Neill then compared the relationship between the movements in the price of Rockville’s common stock against the movements in the prices of United, an index of Rockville’s regional peer group, and the NASDAQ Bank Index.

Rockville One-Year Stock Performance
	Beginning Index Value November 14, 2012	Ending Index Value November 14, 2013
Rockville	100%	108.9%

Rockville Three-Year Stock Performance
	Beginning Index Value November 14, 2010	Ending Index Value November14, 2013
Rockville	100%	190.2%
United	100%	115.2%
Peer Group Index	100%	118.3%
NASDAQ Bank Index	100%	147.3%

United—Comparable Company Analysis

Sandler O’Neill also used publicly available information to compare selected financial and market trading information for United and a group of financial institutions selected by Sandler O’Neill.

The United peer group consisted of the following selected public banks and thrifts headquartered in the Northeast with total assets between $1.0 billion and $6.0 billion, non-performing assets to total assets less than 3.0% and tangible common equity to tangible assets greater than 8.0%.

Bar Harbor Bankshares	Rockville Financial, Inc.

Brookline Bancorp, Inc.	SI Financial Group, Inc.

BSB Bancorp, Inc.	Washington Trust Bancorp, Inc.

First Connecticut Bancorp, Inc.	Westfield Financial, Inc.

The analysis compared publicly available financial information and market trading data for United and the median financial and market trading data for the United peer group as of and for the quarter ended September 30, 2013. The table below sets forth the data for United and the median data for the United peer group as of and for the quarter, and last twelve months, ended September 30, 2013, with pricing data as of November 14, 2013.

	United		Peer Group Median
Total Assets (in millions)	$2,491		$1,686

Tangible Common Equity / Tangible Assets	10.56%		10.62%
Leverage Ratio	10.04	%(1)	10.75%
Total Risk Based Capital Ratio	12.94	%(1)	16.28%
Last Twelve Months Return on Average Assets	0.37%		0.65%
Last Twelve Months Return on Average Equity	2.93%		4.51%
Last Twelve Months Net Interest Margin	3.52%		3.12%
Last Twelve Months Efficiency Ratio	66.8%		76.3%
Loan Loss Reserves / Gross Loans	0.72%		1.05%
Non-performing Assets / Total Assets	0.84	%(2)	1.19%
Most Recent Quarter Net Charge-offs / Average Loans	0.12%		0.05%
Price / Tangible Book Value	123%		116%
Price / Last Twelve Months Earnings Per Share Price / 2013 Estimated Earnings Per Share	42.2x 16.9x		18.6x 16.3x
Price / 2014 Estimated Earnings Per Share	15.1x		16.6x
Current Dividend Yield	2.7%		3.1%
Market Capitalization (in millions)	$316		$201

(1)	Financial data from the bank level
(2)	Financial data as of June 30, 2013

Source: SNL Financial

United—Stock Price Performance

Sandler O’Neill reviewed the history of the publicly reported trading prices of United’s common stock for the one-year period ended November 14, 2013. Sandler O’Neill also reviewed the history of the publicly reported trading prices of United’s common stock for the three-year period ended November 14, 2013. Sandler O’Neill then compared the relationship between the movements in the price of United’s common stock against the movements in the prices of Rockville, an index of United’s regional peer group, and the NASDAQ Bank Index.

United One-Year Stock Performance
	Beginning Index Value November 14, 2012	Ending Index Value November 14, 2013
United	100%	112.6%

United Three-Year Stock Performance
	Beginning Index Value November 14, 2010	Ending Index Value November 14, 2013
United	100%	115.2%
Rockville	100%	190.2%
Peer Group Index	100%	127.5%
NASDAQ Bank Index	100%	147.3%

Rockville—Net Present Value Analysis

Sandler O’Neill performed an analysis that estimated the present value of Rockville common stock through December 31, 2016.

Sandler O’Neill based the analysis on publicly available mean and median analyst earnings estimates for Rockville for the years ending December 31, 2013 through 2016 as discussed with senior management of Rockville.

To approximate the terminal value of Rockville’s common stock at December 31, 2016, Sandler O’Neill applied price to forward earnings multiples of 14.0x to 24.0x and multiples of tangible book value ranging from 100% to 200%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 9.41 % to 15.41%.

Earnings Per Share Multiples

Discount Rate	14.0x	16.0x	18.0x	20.0x	22.0x	24.0x
9.41%	$10.75	$12.13	$13.51	$14.90	$16.28	$17.67
10.41%	$10.44	$11.79	$13.13	$14.48	$15.82	$17.16
11.41%	$10.15	$11.46	$12.76	$14.07	$15.37	$16.68
12.41%	$ 9.88	$11.14	$12.41	$13.68	$14.94	$16.21
13.41%	$ 9.61	$10.84	$12.07	$13.30	$14.53	$15.76
14.41%	$ 9.35	$10.54	$11.74	$12.94	$14.13	$15.33
15.41%	$ 9.10	$10.26	$11.42	$12.59	$13.75	$14.91

Tangible Book Value Per Share Multiples

Discount Rate	100%	120%	140%	160%	180%	200%
9.41%	$10.49	$12.38	$14.26	$16.14	$18.02	$19.91
10.41%	$10.20	$12.03	$13.86	$15.68	$17.51	$19.34
11.41%	$ 9.92	$11.69	$13.47	$15.24	$17.02	$18.79
12.41%	$ 9.64	$11.37	$13.09	$14.82	$16.54	$18.26
13.41%	$ 9.38	$11.06	$12.73	$14.41	$16.08	$17.76
14.41%	$ 9.13	$10.76	$12.39	$14.01	$15.64	$17.27
15.41%	$ 8.89	$10.47	$12.05	$13.63	$15.22	$16.80

Sandler O’Neill also considered how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Rockville’s net income varied from 30% above projections to 30% below projections. This analysis resulted in the following reference ranges of indicated per share values for Rockville common stock, using a discount rate of 15.41%:

Earnings Per Share Multiples

Annual Budget Variance	14.0x	16.0x	18.0x	20.0x	22.0x	24.0x
(30.0%)	$ 7.21	$ 8.10	$ 8.99	$ 9.88	$10.76	$11.65
(20.0%)	$ 8.10	$ 9.11	$10.13	$11.14	$12.16	$13.17
(10.0%)	$ 8.99	$10.13	$11.27	$12.41	$13.55	$14.69
(0.0%)	$ 9.88	$11.14	$12.41	$13.68	$14.94	$16.21
10.0%	$10.76	$12.16	$13.55	$14.94	$16.34	$17.73
20.0%	$11.65	$13.17	$14.69	$16.21	$17.73	$19.25
30.0%	$12.54	$14.18	$15.83	$17.48	$19.13	$20.77

United—Net Present Value Analysis

Sandler O’Neill performed an analysis that estimated the present value of United common stock through December 31, 2016.

Sandler O’Neill based the analysis on publicly available mean and median analyst earnings estimates for United for the years ending December 31, 2013 through 2016 as discussed with senior management of Rockville.

To approximate the terminal value of United’s common stock at December 31, 2016, Sandler O’Neill applied price to forward earnings multiples of 14.0x to 24.0x and multiples of tangible book value ranging from 100% to 200%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 9.41% to 15.41%.

Earnings Per Share Multiples

Discount Rate	14.0x	16.0x	18.0x	20.0x	22.0x	24.0x
9.41%	$13.30	$15.04	$16.78	$18.52	$20.26	$22.00
10.41%	$12.93	$14.62	$16.30	$17.99	$19.68	$21.37
11.41%	$12.57	$14.21	$15.85	$17.48	$19.12	$20.76
12.41%	$12.22	$13.81	$15.40	$17.00	$18.59	$20.18
13.41%	$11.88	$13.43	$14.98	$16.53	$18.07	$19.62
14.41%	$11.56	$13.07	$14.57	$16.07	$17.58	$19.08
15.41%	$11.25	$12.71	$14.17	$15.64	$17.10	$18.56

Tangible Book Value Per Share Multiples

Discount Rate	100%	120%	140%	160%	180%	200%
9.41%	$12.75	$15.06	$17.38	$19.70	$22.02	$24.34
10.41%	$12.39	$14.64	$16.89	$19.14	$21.39	$23.64
11.41%	$12.04	$14.23	$16.41	$18.60	$20.79	$22.97
12.41%	$11.71	$13.83	$15.96	$18.08	$20.20	$22.33
13.41%	$11.39	$13.45	$15.51	$17.58	$19.64	$21.70
14.41%	$11.08	$13.09	$15.09	$17.10	$19.10	$21.11
15.41%	$10.78	$12.73	$14.68	$16.63	$18.58	$20.53

Sandler O’Neill also considered how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming United’s net income varied from 30% above projections to 30% below projections. This analysis resulted in the following reference ranges of indicated per share values for United common stock, using a discount rate of 15.41%:

Earnings Per Share Multiples

Annual Budget Variance	14.0x	16.0x	18.0x	20.0x	22.0x	24.0x
(30.0%)	$ 8.88	$ 9.99	$11.11	$12.22	$13.33	$14.45
(20.0%)	$ 9.99	$11.26	$12.54	$13.81	$15.09	$16.36
(10.0%)	$11.11	$12.54	$13.97	$15.40	$16.84	$18.27
(0.0%)	$12.22	$13.81	$15.40	$17.00	$18.59	$20.18
10.0%	$13.33	$15.09	$16.84	$18.59	$20.34	$22.09
20.0%	$14.45	$16.36	$18.27	$20.18	$22.09	$24.00
30.0%	$15.56	$17.63	$19.70	$21.77	$23.84	$25.91

Analysis of Selected Merger Transactions

Sandler O’Neill reviewed sets of comparable mergers and acquisitions. The Northeast set of mergers and acquisitions included nine transactions announced from January 1, 2010 through November 14, 2013 involving Northeast commercial banks and thrifts with announced deal values greater than $50.0 million in which the seller’s nonperforming assets to total assets was less than 5.0%. The Nationwide set of mergers and acquisitions included 15 transactions announced from January 1, 2010 through November 14, 2013 involving nationwide commercial banks and thrifts with announced deal values between $200 million to $500 million in which the seller’s nonperforming assets to total assets was less than 3.0%. The Merger of Equals set of mergers and acquisitions included five merger of equals transactions, as defined by SNL Financial, announced from January 1, 2010 through November 14, 2013 involving nationwide commercial banks and thrifts with announced deal values greater than $50.0 million. Sandler O’Neill deemed these transactions to be reflective of the proposed Rockville and United combination. Sandler O’Neill reviewed the following multiples: transaction price to tangible book value, transaction price to last twelve months earnings per share, core deposit premium and market premium. As illustrated in the following table, Sandler O’Neill compared the proposed merger multiples to the median multiples of these comparable transactions.

	Rockville/ United	Northeast Transactions Median	Nationwide Transactions Median	MOE Transactions Median
Transaction Value / Tangible Book Value	140%	165%	184%	153%
Transaction Value / Last Twelve Months Earnings Per Share	48.3x	24.6x	19.5x	16.1x
Core Deposit Premium	7.2%	8.8%	11.8%	7.8%
Market Premium(1)	14.4%	58.5%	35.1%	24.4%

(1)	One-month market premium

Pro Forma Merger Analysis

Sandler O’Neill reviewed, among other things: (1) the merger agreement; (2) certain publicly available financial statements and other historical financial information of Rockville that was deemed relevant; (3) certain publicly available financial statements and other historical financial information of United that was deemed relevant; (4) publicly available mean and median analyst earnings estimates for Rockville for the years ending December 31, 2013 through 2016 as discussed with senior management of Rockville; (5) publicly available mean and median analyst earnings estimates for United for the years ending December 31, 2013 through 2016 as discussed with senior management of Rockville; (6) the pro forma financial impact of the merger on Rockville based on assumptions relating to transaction expenses, acquisition accounting adjustments, cost savings and other synergies as determined by the senior management of Rockville; (7) a comparison of certain financial information for Rockville and United with similar institutions for which public information is available; (8) the financial terms of certain recent business combinations, including certain merger of equal transactions, in the commercial banking industry, to the extent publicly available; (9) the current market environment generally and the banking environment in particular; and (10) such other information, financial studies, analyses and investigations and financial, economic and market criteria as was considered relevant. Sandler O’Neill also discussed with certain members of senior management of Rockville the business, financial condition, results of operations and prospects of Rockville and United.

Sandler O’Neill’s Compensation and Other Relationships

Rockville has agreed to pay Sandler O’Neill a fee of $150,000 to render an opinion in connection with the business combination, which became due and payable at the time such opinion was rendered. Sandler O’Neill’s fairness opinion was approved by Sandler O’Neill’s fairness opinion committee.

In the ordinary course of their respective broker and dealer businesses, Sandler O’Neill may purchase securities from and sell securities to Rockville and United and their affiliates. Sandler O’Neill may also actively trade the debt and/or equity securities of Rockville and United or their affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

Prospective Financial Information Regarding Rockville

In connection with their respective evaluations of the fairness of the merger consideration, Sterne Agee, RBCCM and Sandler O’Neill used publicly available Wall Street analysts’ financial forecasts of Rockville’s operating results for fiscal years 2013 (fourth quarter only), 2014 and 2015. Rockville has included below a summary of these forecasts, which were considered by the Rockville board of directors for purposes of evaluating the merger.

These financial forecasts were not prepared by Rockville management or Rockville’s affiliates, advisors or representatives, nor were they prepared with a view toward compliance with published guidelines of the SEC, GAAP or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. Wolf & Company, P.C., Rockville’s independent auditor, has neither examined, compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, Wolf & Company, P.C. does not express an opinion or any other form of assurance with respect thereto. The Wolf & Company, P.C. report incorporated by reference in this joint proxy statement/prospectus relates to Rockville’s historical financial information. It does not extend to the prospective financial information and should not be read to do so. The summary of these financial forecasts included below is not being included to influence your decision whether to vote to approve the merger agreement, but instead because these financial forecasts provide useful information to investors and were used by Sterne Agee, RBCCM and Sandler O’Neill in the preparation of their respective fairness opinions.

While presented with numeric specificity, these financial forecasts were based on numerous variables and assumptions (including those related to industry performance and competition and general business, economic, market and financial conditions and additional matters specific to Rockville’s business) that are inherently subjective and uncertain. Important factors that may affect actual results and cause these financial forecasts to not be achieved include risks and uncertainties relating to Rockville’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions, the occurrence of unpredictable catastrophic events and other factors described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” These financial forecasts also reflect numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in these financial forecasts. Accordingly, the forecasted results summarized below may not be realized.

Neither Rockville nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder, investor, United or any other person, in the merger agreement or otherwise, concerning these financial forecasts or regarding Rockville’s ultimate performance compared to the information contained in these financial forecasts or that the forecasted results will be achieved. The below forecasts do not give effect to the merger. Rockville urges all stockholders to review Rockville’s most recent SEC filings for a description of Rockville’s reported financial results.

Subject to the foregoing qualifications, the publicly available Wall Street analysts’ consensus estimates of Rockville’s net income for the fourth quarter of 2013 and the fiscal years ending December 31, 2014 and 2015 were $4.5 million, $18.8 million and $19.9 million, respectively.

Interests of Rockville’s Directors and Executive Officers in the Merger

In considering the recommendations of Rockville’s board of directors with respect to the merger, Rockville stockholders should be aware that executive officers and directors of Rockville have interests in the merger that may be different from, or in addition to, the interests of Rockville stockholders generally. Rockville’s board of directors was aware of these interests and considered them, among other matters, in adopting the merger agreement and making its recommendation that Rockville stockholders vote to approve the Rockville merger proposal. These interests are described in further detail below.

Rockville Stock-Based Awards

Rockville directors and executive officers hold awards of Rockville restricted stock and options to purchase Rockville common stock. As of the effective time of the merger, the restrictions on each outstanding Rockville restricted stock award will lapse, and each outstanding option to purchase Rockville common stock will become fully exercisable. The table below sets forth, as of January 31, 2014, the unvested equity awards of each of Rockville’s and Rockville Bank’s executive officers and directors that will vest in full as of the effective time of the merger.

Name	Unvested Shares of Restricted Stock (#)	Value of Accelerated Restricted Stock(1)	Unvested Stock Options (#)	Value of Accelerated Stock Options(2)	Total Value
Executive Officers of Rockville and/or Rockville Bank
Marisol T. Anderson	1,475	$21,712	10,663	$28,411	$50,123
Scott C. Bechtle	17,196	$253,125	65,220	$216,829	$469,954
Judy Keppner Clark	—	$—	—	$—	$—
William H. W. Crawford	68,975	$1,015,312	184,836	$580,788	$1,596,100
Stanley S. Koniecki	13,963	$205,535	52,802	$170,750	$376,285
Mark A. Kucia	19,588	$288,335	70,473	$245,975	$534,310
Brandon C. Lorey	8,204	$120,763	59,725	$104,759	$225,522
John T. Lund	16,646	$245,029	60,876	$208,733	$453,762
Eric R. Newell	13,963	$205,535	49,685	$154,792	$360,327
Marino J. Santarelli	20,758	$305,558	79,183	$266,056	$571,614
Marliese L. Shaw	5,121	$75,381	38,248	$93,925	$169,306
Howard Stanton, III	2,528	$37,212	16,363	$45,888	$83,100
Richard J. Trachimowicz	11,722	$172,548	44,276	$146,193	$318,741
Elizabeth Wynnick	4,390	$64,621	28,035	$75,185	$139,806
Non-Employee Directors
Michael A. Bars	1,698	$24,995	2,272	$12,269	$37,263
C. Perry Chilberg	1,698	$24,995	2,272	$12,269	$37,263
David A. Engelson	1,698	$24,995	2,272	$12,269	$37,263
Joseph F. Jeamel, Jr.	1,698	$24,995	2,575	$14,472	$39,466
Kristen A. Johnson	1,698	$24,995	2,272	$12,269	$37,263
Raymond H. Lefurge, Jr.	1,698	$24,995	2,272	$12,269	$37,263
Stuart E. Magdefrau	1,698	$24,995	2,272	$12,269	$37,263
Rosemarie Novello Papa	1,698	$24,995	2,272	$12,269	$37,263
Richard M. Tkacz	1,698	$24,995	2,272	$12,269	$37,263
All Directors and Executive Officers as a Group (23 persons)	219,811	$3,235,618	781,136	$2,450,906	$5,686,524

(1)	Represents an amount equal to the number of shares of accelerated restricted stock multiplied by $14.72, the average closing price per share over the first five business days following the announcement of the merger agreement.
(2)	Represents an amount equal to the number of accelerated shares subject to each option multiplied by the amount, if any, by which $14.72 exceeds the exercise price of the option.

For additional information regarding compensation received by Rockville’s named executive officers in connection with the merger, see “— Merger-Related Compensation for Rockville’s Named Executive Officers” below.

Governance Matters

As of the effective time of the merger, the board of directors of the surviving corporation will consist of 20 members (16 if Rockville stockholders do not approve the Rockville certificate amendment proposal), and half of the board of directors will consist of current directors of Rockville. Under the bylaws of the surviving corporation, the number of directors of the surviving corporation board will be determined by a two-thirds vote of the entire board; provided, however that, during the three-year period, the board will consist of an equal number of former Rockville directors, including Mr. Crawford, and an equal number of former United directors. Subject to the satisfaction of the surviving corporation’s then-existing re-nomination policies and criteria applicable to incumbent directors, all former Rockville directors whose terms expire at the first and second annual meetings following the effective time of the merger will be nominated for full terms. In addition, during the three-year period, no former Rockville director serving as of the effective time of the merger will be ineligible for re-election as a director of the surviving corporation by virtue of being 70 years of age or more at the time of re-election.

During the three-year period, Raymond H. Lefurge, Jr., the current Chairman of the Board of both Rockville and Rockville Bank, will serve as Vice Chairman of the Board of both the surviving corporation and the surviving bank. During the three-year period, the board committees of the surviving corporation will consist of an equal number of former Rockville directors and former United directors. In addition, as of the effective time of the merger, former Rockville directors will be appointed as chairs of the compensation and risk committees. For additional information, see “—Amendment to Rockville’s Bylaws.”

New Employment Agreement with Mr. Crawford

Rockville has entered into a new employment agreement with Mr. Crawford, which will be effective as of and subject to the completion of the merger. Under the new employment agreement, which extends the term of Mr. Crawford’s employment until the third anniversary of the effective time of the merger, Mr. Crawford will serve as Chief Executive Officer of both the surviving corporation and the surviving bank. When effective, the new employment agreement will supersede and replace any prior employment, retention, change of control or other similar agreement with Mr. Crawford. The new employment agreement provides Mr. Crawford with the same salary, incentive opportunities and change in control benefits he is entitled to under his current employment agreement. A summary of the change in control benefits under his current employment agreement is presented in this section under the heading “Potential Change of Control Benefits Under Current Employment Agreements with Rockville’s Executive Officers.”

Under the merger agreement, Mr. Crawford will be placed in the class of directors of the surviving corporation whose term will expire at the first annual meeting following the closing of the merger and will be nominated to a full term at such annual meeting. During the three-year period, the removal of Mr. Crawford from the Chief Executive Officer position (or any determination not to nominate him as a director) will require the affirmative vote of at least two-thirds of the full board of directors (excluding Mr. Crawford).

Potential Change of Control Benefits Under Current Employment Agreements with Rockville’s Executive Officers

Rockville and Rockville Bank previously entered into employment agreements with Messrs. Crawford, Lund, Santarelli, Bechtle, Kucia and Newell, all of whom are executive officers of Rockville, and who are referred to collectively as the “Rockville executives.” All the employment agreements with the Rockville executives are for a term of one year, with the exception of Mr. Crawford, who has a three-year term. The employment agreements with the Rockville executives are subject to a “double trigger” and provide that the executive is entitled to certain change in control benefits if the executive’s employment is terminated without cause or the executive resigns for good reason within two years of a change in control. The closing of the merger will constitute a change in control for purposes of the employment agreements.

As a condition to receipt of any change in control benefits payable to the Rockville executives under the employment agreements, each Rockville executive must execute a release agreement, releasing and waiving any and all claims against Rockville and Rockville Bank and any of their affiliates, subsidiaries and related companies, arising out of the executive’s employment, except for claims to enforce the employment agreement and rights to indemnification under any agreement, law, Rockville or Rockville Bank organizational document or policy or otherwise.

As noted below, certain of the change in control benefits payable under the employment agreements are conditioned on the executive complying with non-solicitation, confidentiality and non-disparagement provisions. Each of the employment agreements provides that for two years following the date of termination, the executive will not, without the consent of Rockville’s board of directors, directly or indirectly, whether acting alone or in conjunction with others, induce any customer of Rockville Bank to curtail or cancel their business with Rockville Bank, induce or attempt to influence any employee or independent contractor to terminate employment with Rockville Bank or any affiliate, or solicit, hire or retain any employee or independent contractor of Rockville Bank or any affiliate or any person who was an employee or independent contractor of Rockville Bank or any affiliate during the prior twelve months. In addition, the employment agreements prohibit the executive, at any time during or after termination, from disclosing or using confidential information of Rockville or Rockville Bank and from making statements or otherwise taking action that disparage Rockville or Rockville Bank.

The employment agreements with the Rockville executives provide that if the executive’s employment is terminated without cause or the executive resigns for good reason within two years of a change in control, Rockville Bank must provide the executive with the following benefits:

•	a lump sum payment equal to the pro-rata portion of the executive’s base salary at the date of the executive’s termination;

•	payment of all vested and non-forfeitable amounts owing or accrued at the date of the executive’s termination under any compensation or benefit plans, programs and arrangements, payable in accordance with the terms and conditions of such plans, programs and arrangements;

•	reimbursement of reasonable expenses and disbursements incurred by the executive prior to the executive’s termination, to be paid to executive in accordance with Rockville’s reimbursement policies;

•	a lump sum payment equal to three times the sum of the executive’s base salary immediately prior to termination, plus an amount equal to the greater of the portion of the executive’s annual target incentive compensation payable in cash for the year of termination or the portion of the executive’s annual incentive compensation received in cash for the latest year preceding the year of termination. For Mr. Crawford, it is three times the sum of his base salary immediately prior to termination if his employment is terminated before the third-year anniversary (two and one-half times if his employment is terminated between the third-year anniversary and fourth-year anniversary and two and one-quarter times if his employment is terminated at or following the fourth-year anniversary), plus his annual target incentive compensation payable in cash for the year of termination;

•	a lump sum payment equal to the pro-rata portion of the executive’s annual target incentive compensation for the year of termination;

•	acceleration of unvested stock options and restricted stock;

•	a lump sum payment equal on an after-tax basis to the present value of the total cost of the medical coverage under Rockville’s health plan that would have been incurred by both the executive and Rockville Bank for three years, provided that the executive is not eligible for retiree benefits under Rockville Bank’s health plan or Medicare, and provided further that the executive is in compliance with the non-solicitation, confidentiality and non-disparagement provisions in the executive’s employment agreement; and

•	a lump sum payment equal on an after-tax basis to the cost of continuing coverage under Rockville Bank’s group long-term disability and group life insurance policies for three years, provided the executive is in compliance with the non-solicitation, confidentiality and non-disparagement provisions in the executive’s employment agreement.

Under the employment agreements with the Rockville executives, the following provisions constitute “cause”:

•	engaging in dishonesty, immoral acts and acts that constitute a felony, whether or not relating to Rockville or Rockville Bank;

•	attempts for personal gain, profit or enrichment at the expense of Rockville or Rockville Bank;

•	willful and continued failure to perform duties within the scope of the executive’s duties under the employment agreement or the reasonable policies, standards or regulations of Rockville or Rockville Bank;

•	behaviors materially damaging to Rockville or Rockville Bank; or

•	any material breach of the employment agreement or any other written agreement between the executive and either Rockville or Rockville Bank.

Under the employment agreements with the Rockville executives, the following provisions constitute “good reason”:

•	material reduction in compensation and benefits, including any material reduction in perquisites after a change in control, except for across-the-board perquisite reductions;

•	failure to pay any material portion of the executive’s compensation;

•	failure to continue any material portion of the executive’s compensation or benefits that were provided prior to a change in control without an equitable arrangement;

•	failure of Rockville to obtain a satisfactory employment agreement from the successor following a change in control; or

•	failure by Rockville or Rockville Bank to perform any material obligation under the employment agreement.

The change in control benefits, if any, due under the employment agreements with the Rockville executives are payable in the payroll period following the payroll period in which termination of employment occurs. However, any change in control benefits that are subject to Section 409A of the Code will be delayed six months following the date of the executive’s termination if the executive is a “key employee” under applicable regulations. If payments are delayed for such six-month period, the executive is entitled to interest on the delayed payment at the six-month CMT Treasury Bill annualized yield rate as published by the U.S. Treasury on the date such payment would have been made but for the delay.

If payments and benefits payable to the Rockville executives under the employment agreements, together with other payments and benefits the executives may have the right to receive, on account of a change in control would exceed the maximum limit imposed on the total of such payments by Section 280G of the Code (without triggering the excise tax imposed under Section 4999 of the Code), then the employment agreements provide that the payments to the executive will be reduced to the maximum amount that will not exceed that limit, provided that the net after-tax proceeds to the executive is not thereby decreased. Specifically, if the payments and benefits payable in connection with a change in control would be subject to the excise tax under Section 4999 of the Code, the executive will receive either (a) the payment reduced to the maximum amount that will not result in any excise tax under Code Section 4999 being triggered; or (b) the full payment, in which case, the executive will be responsible for paying the excise tax, but only if this alternative leaves the executive in a better after-tax position. Based on current estimates and assumptions, Rockville currently projects that payments to all Rockville’s executives will be over the limit that would trigger the excise tax under Section 4999 of the Code. Further, Rockville currently estimates that all the Rockville executives will be in a better after-tax position by receiving the full payment, with the executive being responsible for payment of the excise tax.

Potential Supplemental Executive Retirement Plan Benefits

Rockville Bank has established a supplemental executive retirement plan for Mr. Crawford and has entered into supplemental executive retirement agreements with Messrs. Lund and Kucia to provide such executives with supplemental retirement benefits, and such plan and agreements are referred to collectively as the “SERP.” Under the SERP, if the executive’s employment is terminated without cause or the executive resigns for good reason within two years of a change in control, the executive will be fully vested in his SERP account. The closing of the merger will constitute a change in control for purposes of the SERP.

The SERP for Messrs. Lund and Kucia provides that the executive will be entitled to an annual benefit of $35,000 for a period of twenty years. In the case of Mr. Lund, the payment will be made in one aggregate lump sum, and, in the case of Mr. Kucia, the payment will be made in equal monthly installments over the twenty-year period. In each case, payments will be made the first day of the month immediately following the termination of the executive’s employment, provided that payment may be delayed six months if required to comply with Section 409A of the Code, in which case the aggregate delayed payment will be paid in a lump sum at the beginning of the seventh month following the termination of the executive’s employment.

The SERP for Mr. Crawford provides that the executive will be entitled to payment equal to the executive’s account balance at the time payment of such benefit is to commence. Each year Rockville Bank credits Mr. Crawford’s account with an amount equal to 30% of the executive’s base salary, less all employer contributions (other than matching contributions) to the executive under the Rockville Bank 401(k) Plan, the Rockville Bank Employee Stock Ownership Plan and Supplemental Savings and Retirement Plan. There is also the opportunity to receive an additional annual credit equal to 15% of Mr. Crawford’s base salary if certain performance criteria are achieved during overlapping three-year performance periods. In addition, the executive’s account earns a monthly interest credit based on Moody’s Seasoned Aaa Corporate Bond Yield (or its equivalent if it is no longer published). If the executive’s employment is terminated without cause or the executive resigns for good reason within two years of a change in control, Mr. Crawford’s SERP account balance becomes fully vested and an additional amount is added to the account equal to 30% of Mr. Crawford’s annual salary, less all employer contributions (other than matching contributions) to Mr. Crawford’s accounts under the Rockville Bank 401(k) Plan, the Rockville Bank Employee Stock Ownership Plan and the Supplemental Savings and Retirement Plan for the respective plan year multiplied by the lesser of 10 or the number of years between Mr. Crawford’s age on the date his employment is terminated and age 65. Mr. Crawford’s benefits under the SERP are payable in a lump sum one year after the termination of employment, provided that the payment may be delayed six months if required to comply with Section 409A of the Code.

Under the SERP for Messrs. Lund and Kucia, the following provisions constitute “cause”:

•	willful and continued failure to perform duties within the scope of the executive’s employment; or

•	behaviors materially damaging to Rockville Bank.

Under the SERP for Mr. Crawford, the following provisions constitute “cause”:

•	engaging in dishonesty, immoral acts and acts that constitute a felony, whether or not relating to Rockville Bank or its affiliates;

•	attempts for personal gain, profit or enrichment at the expense of Rockville Bank or its affiliates;

•	willful and continued failure to perform duties within the scope of the executive’s duties under the SERP or the reasonable policies, standards or regulations of Rockville Bank or its affiliates;

•	behaviors materially damaging to Rockville Bank or its affiliates; or

•	any material breach of any written agreement between the executive and Rockville Bank or its affiliates.

Under the SERP for Messrs. Lund, Kucia and Crawford, the following provisions constitute “good reason”:

•	the assignment of duties inconsistent with the executive’s position and status or an adverse change to the executive’s position and status or the nature of executive’s duties or conditions of employment;

•	material reduction in compensation and benefits, except for across-the-board reductions affecting all senior executives;

•	relocation by more than fifty miles of the principal place of the executive’s employment;

•	failure to pay any material portion of the executive’s compensation;

•	failure to continue any material portion of the executive’s compensation or benefits which were provided prior to a change in control without an equitable arrangement;

•	failure of Rockville to obtain a satisfactory employment agreement from the successor following a change in control; or

•	failure by Rockville or Rockville Bank to perform any material obligation under the SERP.

Merger-Related Compensation for Rockville’s Named Executive Officers

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer of Rockville that is based on or otherwise relates to the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to Rockville’s named executive officers. The “golden parachute” compensation payable to a named executive officer is subject to a nonbinding advisory vote of Rockville’s stockholders, as described above in “Rockville Proposals—Proposal No. 3—Rockville Compensation Proposal.”

The following table sets forth the amount of payments and benefits that may be paid or become payable to each of the named executive officers of Rockville in connection with the merger, assuming: (1) the effective time of the merger occurred on [                    ] (the last practicable date before the filing of this joint proxy statement/prospectus); and (2) a per share price of Rockville’s common stock of $14.72, the average closing price per share over the first five business days following the announcement of the merger agreement. The amounts shown in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this joint proxy statement/prospectus, and do not reflect certain compensation actions that may occur before the completion of the merger. As a result, the actual amounts to be received by a named executive officer may differ materially from the amounts set forth below.

The amounts set forth below assume that the employment of each of Rockville’s named executive officers is terminated without cause following the closing of the merger on [                    ]. However, Rockville anticipates that change in control benefits, other than the acceleration of “single trigger” restricted stock awards and options, for Messrs. Crawford, Santarelli, Bechtle, Kucia and Newell will not be triggered because Mr. Crawford will be employed under his new employment agreement with Rockville, effective as of the completion of the merger and Messrs. Santarelli, Bechtle, Kucia and Newell will continue in their current positions following the completion of the merger.

Golden Parachute Compensation

Name	Cash(1)(2)	Equity(3)(4)	Pension/ NQDC(5)	Perquisites/ Benefits(6)(7)	Total
William H. W. Crawford, IV	$—	$1,596,100	$1,434,964	$—	$3,031,064
John T. Lund	$1,174,400	$453,762	$460,658	$96,916	$2,138,273
Marino J. Santarelli	$1,427,000	$571,614	$—	$100,209	$2,043,823
Scott C. Bechtle	$1,212,000	$469,954	$—	$73,952	$1,719,906
Mark A. Kucia	$1,203,000	$534,310	$460,658	$4,870	$2,175,838
Eric R. Newell	$1,106,000	$360,327	$—	$72,203	$1,538,530

(1)	All amounts listed in this column represent “double trigger” payments payable only if the executive’s employment is terminated without cause or the executive resigns for good reason within two years of a change in control. See “—Potential Change of Control Benefits Under Current Employment Agreements with Rockville’s Executive Officers” above.
(2)	The number shown represents the sum of :
(a)	three times the executive’s base salary as of December 31, 2013;
(b)	an amount equal to three times the greater of (x) the executive’s annual target incentive compensation for 2013 or (y) the executive’s annual incentive compensation for 2012; and
(c)	the executive’s annual target bonus for 2013, prorated based on the number of days the executive was employed in 2013, assuming the executive’s employment was terminated December 31, 2013.

The amounts payable to each executive officer for (a), (b) and (c) of the preceding sentence are as follows:

	(a) Base Salary	(b) Incentive Compensation	(c) Bonus
Mr. Crawford	$—	$—	$—
Mr. Lund	$690,000	$392,400	$92,000
Mr. Santarelli	$840,000	$475,200	$112,000
Mr. Bechtle	$720,000	$396,000	$96,000
Mr. Kucia	$720,000	$387,000	$96,000
Mr. Newell	$645,000	$375,000	$86,000

(3)	The amounts listed in this column represent the value, as of January 31, 2014, of the acceleration of “single trigger” restricted stock awards and options, based on the average closing price per share of Rockville common stock over the first five business days following announcement of the merger agreement ($14.72).

(4)	The number shown represents the sum of: (a) the number of shares of accelerated restricted stock multiplied by $14.72 and (b) the number of accelerated shares subject to each option multiplied by the amount, if any, by which $14.72 exceeds the exercise price of the option. The amounts payable to each executive officer for (a) and (b) of the preceding sentence are as follows:

	(a) Restricted Stock Awards	(b) Stock Options
Mr. Crawford	$1,015,312	$580,788
Mr. Lund	$245,029	$208,733
Mr. Santarelli	$305,558	$266,056
Mr. Bechtle	$253,125	$216,829
Mr. Kucia	$288,335	$245,975
Mr. Newell	$205,535	$154,792

(5)	The amounts listed in this column represent the value of the executive’s SERP benefits (discounted to the present value for Messrs. Lund and Kucia using a discount rate of 4.65%). These payments are “double trigger” payments payable only if the executive’s employment is terminated without cause or the executive resigns for good reason within two years of a change in control. See “—Potential Supplemental Executive Retirement Plan Benefits” above.
(6)	The amounts listed in this column represent the value of Perquisites/Benefits, which are “double trigger” payments payable only if the executive’s employment is terminated without cause or the executive resigns for good reason within two years of a change in control. See “—Potential Change of Control Benefits Under Current Employment Agreements with Rockville’s Executive Officers” above.
(7)	The number shown represents the sum of the present value of continuing the following benefits for a three-year period (on an after-tax basis, assuming a 35% tax rate), using a discount rate of 4.50% and assuming the premiums as of December 31, 2013 remain unchanged: (a) medical insurance, (b) group long-term disability insurance and (c) group life insurance. The amounts payable to each executive officer for (a), (b) and (c) of the preceding sentence are as follows:

	(a) Medical	(b) Group Long-Term Disability	(c) Group Life
Mr. Crawford	$—	$—	$—
Mr. Lund	$90,959	$2,549	$3,408
Mr. Santarelli	$93,388	$2,923	$3,898
Mr. Bechtle	$67,949	$2,572	$3,431
Mr. Kucia	$—	$2,515	$2,355
Mr. Newell	$67,949	$2,305	$1,949

Interests of United’s Directors and Executive Officers in the Merger

In considering the recommendations of United’s board of directors with respect to the merger, you should be aware that executive officers and directors of United have interests in the merger, including financial interests, that may be different from, or in addition to, the interests of United stockholders. United’s board of directors was aware of these interests and considered them, among other matters, in adopting the merger agreement and making its recommendation that United stockholders vote to approve the United merger proposal. These interests are described in further detail below.

Governance Matters

As of the effective time of the merger, the board of directors of the surviving corporation will consist of 20 members (16 if Rockville stockholders do not approve the Rockville certificate amendment proposal) and half of the board of directors will consist of current directors of United (excluding Mr. Collins who will be replaced by

Mr. Sullivan). Under the bylaws of the surviving corporation, the number of directors of the surviving corporation board will be determined by a two-thirds vote of the entire board; provided, however that, during the three-year period, the board will consist of an equal number of former United directors, including Mr. Sullivan but excluding Mr. Collins, and an equal number of former Rockville directors. Subject to the satisfaction of the surviving corporation’s then-existing re-nomination policies and criteria applicable to incumbent directors, all former United directors whose terms expire at the first and second annual meetings following the effective time of the merger will be nominated for full terms. In addition, during the three-year period, no former United director serving as of the effective time of the merger will be ineligible for re-election as a director of the surviving corporation by virtue of being 70 years of age or more at the time of re-election.

During the three-year period, Robert A. Stewart, Jr., United’s current Lead Director, will serve as Chairman of the Board of both the surviving corporation and the surviving bank as well as chair of the executive committee of the surviving corporation. During the three-year period, the board committees of the surviving corporation will consist of an equal number of former United directors and former Rockville directors. In addition, as of the effective time of the merger, former United directors will be appointed as chairs of the executive, audit and governance and nominating committees.

United Stock-Based Awards

Restricted Stock. Certain executive officers and directors of United hold outstanding awards of United restricted stock. As of the effective time of the merger, the restrictions on each United restricted stock award will lapse, and the shares of United common stock underlying such awards will be treated as issued and outstanding shares of United common stock for all purposes under the merger agreement, including the payment of merger consideration.

Stock Options. Certain executive officers and directors of United hold outstanding awards of United stock options. The merger agreement provides that at the effective time of the merger, each outstanding option to purchase shares of United common stock, whether vested or unvested, will become fully exercisable and be converted automatically into an option to purchase shares of Rockville common stock on the same terms and conditions as were applicable to the United stock option, except: (1) the number of shares of Rockville common stock to be subject to the new option will be equal to the product of the number of shares of United common stock subject to the existing option and the exchange ratio (rounding fractional shares down to the nearest whole share), and (2) the exercise price per share of Rockville common stock under the new option will be equal to the exercise price per share of United common stock of the existing option divided by the exchange ratio (rounded up to the nearest whole cent).

The terms of the restricted stock and stock option awards held by United directors and officers provide for accelerated vesting of the awards upon a change in control such as the merger. The value of the acceleration of equity awards to United’s executive officers in the aggregate would be $64,500 and to United’s non-employee directors in the aggregate would be $87,166, based on a per share price of United common stock of $19.38.

Employment and Change of Control Agreements with the United Executive Officers

United previously entered into an employment agreement with Mr. Collins and change in control agreements with Messrs. Roberts, Sullivan and Valade. United entered into these agreements at the time to promote stability and the continuity of senior management. Mr. Collins’ employment agreement contains provisions regarding payments to be made upon the occurrence of certain terminations of employment and/or change of control events. The change in control agreements provide for a lump sum cash payment in the event of termination of employment under certain circumstances following a change in control. In connection with the merger, and as further described below, Mr. Sullivan will continue employment with Rockville following the merger and has agreed to terminate his existing United change in control agreement and has also entered into an employment agreement with Rockville that will become effective upon consummation of the merger. Mr. Collins has entered into an advisory agreement following the consummation of the merger. Each of these agreements was negotiated by the individual United executive officer with Rockville. Rockville has not entered into an agreement with Mr. Valade or Mr. Roberts. It is expected that Mr. Valade will continue with Rockville following the consummation of the merger. Rockville has not entered into an agreement with Mr. Valade, however his change in control agreement will be assumed in connection with the merger. Mr. Roberts will terminate employment in connection with the merger.

Superseded United Change in Control Agreement with Mr. Sullivan

United has a change in control agreement with Mr. Sullivan. As described above, this agreement will be superseded by Mr. Sullivan’s new employment agreement with Rockville as of the closing of the merger. Mr. Sullivan’s existing change in control agreement with United would have provided Mr. Sullivan the following payments and benefits upon a termination by United without “cause” or by Mr. Sullivan for “good reason” (each as defined in the agreement) within two years following a change in control: (1) two times highest rate of annual base salary and (2) highest rate of bonus awarded to him during the three years before the year in which the termination occurred. The agreement would have also provided Mr. Sullivan with a lump sum cash payment equal to the present value of the United’s contributions that would have been made on Mr. Sullivan’s behalf had he continued working for United for a period of twenty-four months. In addition to the cash payments, Mr. Sullivan would have been entitled to continuation of life insurance and non-taxable medical and dental coverage substantially identical to the coverage maintained by United for Mr. Sullivan and his family before termination of employment, provided however, such coverage will cease upon the earlier of twenty-four months or the date Mr. Sullivan becomes eligible for Medicare. If Mr. Sullivan had family coverage, then his family would have continued to be covered for the remainder of the twenty-four month period or in the case of his spouse, until his spouse becomes Medicare eligible, whichever is less. If any payments or benefits provided to Mr. Sullivan in connection with a change in control would be subjected to the excise tax imposed by Section 4999 of the Code the aggregate value of the benefits would be reduced by $1.00 less than the amount equal to three times Mr. Sullivan’s base amount as determined in accordance with Section 280G of the Internal Revenue Code.

Rockville Employment Agreement with Mr. Sullivan

As of the effective time of the merger, the employment agreement with Rockville (as described below) supersedes and replaces Mr. Sullivan’s existing change in control agreement with United. Rockville’s employment agreement with Mr. Sullivan provides for an annual base salary of $320,000 and an opportunity to earn annual cash-based bonuses and equity awards. The initial term of the agreement is three years. If the agreement is not extended beyond the third anniversary of the effective date Mr. Sullivan will receive a severance payment equal to two and one-half times the sum of: (1) his base salary and (2) an amount equal to the portion of his annual incentive compensation potentially payable for the year of termination. In addition, Mr. Sullivan would be entitled to a pro rata portion of his incentive compensation opportunity for the year of his termination of employment payable in a lump sum. The agreement further provides that all unvested equity awards will vest upon termination.

If Rockville terminates Mr. Sullivan’s employment without “cause” or if he resigns for “good reason” (each as defined in the employment agreement) more than two years after a change in control, then Mr. Sullivan will, subject to his execution, delivery and non-revocation of a release of claims, be entitled to: (1) cash in an aggregate amount equal to (A) if the termination occurs before the third year anniversary of the effective date of his employment agreement three times; (B) if the termination occurs between the third year anniversary and the fourth year anniversary of the effective date of his employment agreement two and one-half times; and (c) if the termination occurs at or following the fourth year anniversary of the effective date of his employment agreement two and one-quarter times the sum of (X) Mr. Sullivan’s base salary at the time of termination and (Y) an amount equal to the portion of his annual target incentive compensation potentially payable in cash for the year of termination; (2) a lump sum payment equal to the pro-rata portion of his annual target incentive compensation for the year of termination; (3) if Mr. Sullivan is not eligible for retiree coverage or Medicare, a lump sum payment equal on an after-tax basis to the present value of the total cost of the medical coverage under Rockville’s health plan that would have been incurred by Mr. Sullivan and Rockville for eighteen months; (4) a lump sum payment equal on an after-tax basis to the cost of continuing coverage under Rockville’s group long-term disability and group life insurance policies for eighteen months; and (5) acceleration of unvested stock options and restricted stock.

If Rockville terminates Mr. Sullivan’s employment without “cause” or if Mr. Sullivan resigns for “good reason” (each as defined in the employment agreement) within two years after a change in control then Mr. Sullivan will, subject to his execution, delivery and non-revocation of a release of claims, be entitled to: (1) cash in an aggregate amount equal to three times the sum of (A) Mr. Sullivan’s base salary at the time of termination and (B) an amount equal to the portion of his annual target incentive compensation potentially payable in cash for the year of termination; (2) a lump sum payment equal to the pro-rata portion of his annual target incentive compensation for the year of termination; (3) if Mr. Sullivan is not eligible for retiree coverage or Medicare, a lump sum payment equal on an after-tax basis to the present value of the total cost of the medical coverage under Rockville’s health plan that would have been incurred by Mr. Sullivan and Rockville for three years; (4) a lump sum payment equal on an after-tax basis to the cost of continuing coverage under Rockville’s group long-term disability and group life insurance policies for three years; and (5) acceleration of unvested stock options and restricted stock. Payments and benefits payable in connection with a change in control of Rockville would be reduced to the extent necessary to avoid the application of any “golden parachute” excise tax pursuant to Section 4999 of the Code if such reduction would result in Mr. Sullivan receiving greater compensation and benefits on an after-tax basis.

If Mr. Sullivan voluntarily terminates his employment with Rockville for reasons other than “good reason,” Mr. Sullivan will be entitled to his accrued compensation as of the date of his termination of employment. Mr. Sullivan’s employment agreement also provides that, for a period of two years following the termination of his employment for any reason, he will be restricted from competing with Rockville and its affiliates and from soliciting Rockville’s and its affiliates’ respective customers or employees.

Advisory Agreement with Mr. Collins

In connection with the merger, Rockville and Mr. Collins entered into a one-year advisory agreement effective as of the consummation of the merger. As an advisor to the Chief Executive Officer of Rockville, Mr. Collins will receive $575,000. In his capacity as advisor to the Chief Executive Officer, Mr. Collins will focus on the integration efforts of United and Rockville and assist the Chief Executive Officer of Rockville in understanding the United markets and services. Mr. Collins duties will be directed by the Chief Executive Officer of Rockville Bank, but will be consistent with the stature of the former Chairman, President and Chief Executive Officer of United. The agreement also contains an agreement not to compete with the resulting company for two years after the merger.

United Employment Agreement with Mr. Collins

United maintains an employment agreement with Mr. Collins that provides for a base salary and, among other things, participation in bonus programs and other employee pension benefit and fringe benefit plans applicable to executive employees. Mr. Collins’ employment agreement provides if his employment is involuntarily terminated either before or following a change in control (for reasons other than cause, death, disability or retirement), he resigns during the term of the agreement (whether before or after a change in control) after specified circumstances set forth in the agreement that would constitute constructive termination or he resigns at any time during the term of the agreement following a change in control of the Company as a result of a failure to renew or extend the agreement, Mr. Collins would receive three times the sum of (1) his base salary and (2) the highest rate of bonus awarded to him during the prior three years. Mr. Collins will also receive, within 30 days following his termination of employment, a lump sum cash payment equal to the present value of contributions that would have been made on his behalf by the United under its 401(k) plan and any other defined contribution plans as if he had continued working for the 36-month period. Notwithstanding any provision to the contrary in the agreement, payments under the agreement following a change in control are limited so that they will not constitute an excess parachute payment under Section 280G of the Internal Revenue Code. The change in control payment due to Mr. Collins under his employment agreement is $1,856,410.

Change in Control Agreements with Messrs. Roberts and Valade

United maintains change in control agreements with Messrs. Roberts and Valade. Under each of the change in control agreements, following a change in control of the United, the executive is entitled to a payment if the executive’s employment is involuntarily terminated during the term of the agreement, other than for “cause” (as defined in the agreements), death or disability. Involuntary termination includes the executive’s termination of employment during the term of the agreement and following a change in control after specified circumstances set forth in the agreement that constitute constructive termination. In addition, for the first 12 months following a change in control, if the Company (or its successor) fails to renew the agreement, the executive can voluntarily resign and receive the severance payment. If the executive is entitled to receive payments pursuant to the agreement, the executive will receive a cash payment of up to a maximum of two times the sum of the highest rate of base salary and highest bonus awarded to him over the prior three years. The agreements also provide the executives with a lump sum cash payment equal to the present value of the United’s contributions that would have been made on each executive’s behalf had the executives continued working for United for a period of twenty-four months. In addition to the cash payments, the change in control agreements provide the executives with life insurance and non-taxable medical and dental coverage substantially identical to the coverage maintained by United for each executive prior to termination of employment, provided however, such coverage will cease upon the earlier of twenty-four months or the date an executive becomes eligible for Medicare. If an executive has family coverage, then the executive’s family will continued to be covered for the remainder of the twenty-four month period or in the case of the spouse, until the spouse becomes Medicare eligible, whichever is less. In the event that any payments or benefits provided to the executives in connection with a change in control would be subjected to the excise tax imposed by Section 4999 of the Code the aggregate value of the benefits would be reduced by $1.00 less than the amount equal to three times each executive’s base amount as determined in accordance with Section 280G of the Internal Revenue Code.

Supplemental Retirement Plan for Senior Executives

United Bank maintains a Supplemental Retirement Plan for Senior Executives (which we refer to as the “United SERP”) for Messrs. Collins, Roberts, Sullivan and Valade. Each participant’s supplemental benefit equals a percentage of the participant’s final average compensation (as set forth in each executive’s participation agreement), multiplied by a fraction, the numerator of which is the executive’s years of employment with United and the denominator of which is set forth in the executive’s participation agreement. Final average compensation is defined in the United SERP as the three-year average of the highest base salary and bonus paid to each executive during the last five years of each executive’s employment with United. In the event of a change in control, the participating executives are entitled to supplemental benefits calculated as if the executives had attained their respective benefit age at the time of the change in control. For purposes of calculating each executive’s supplemental benefit, the United SERP provides that each participant’s base salary is to be increased 5% each year until the participant’s benefit age is attained. If an executive’s employment terminates within two years following a change in control, the supplemental benefit is payable in a lump sum. If an executive’s employment terminates more than two years following a change in control, the supplemental benefit will be paid at the time and in the form elected by the executive. The potential change in control supplemental benefit for Messrs. Collins, Roberts, Sullivan and Valade are $2,971,383, $822,810, $2,267,897 and $489,285, respectively. Messrs. Collins and Roberts will receive their benefits in a lump sum following the effective time of the merger, however, the payment may be delayed six months if required to comply with Section 409A of the Code, in which case the aggregate delayed payment will be paid in a lump sum at the beginning of the seventh month following the termination of the executive’s employment. If the supplemental benefit provided in connection with a change in control would cause an executive to have an “excess parachute payment” under Section 280G of the Internal

Revenue Code, the supplemental benefit or such other payments will be reduced to avoid this result. If a reduction is necessary, the executive will be entitled to determine which benefits or payments will be reduced or eliminated so the total parachute payments do not result in an excess parachute payment.

Director Retirement Plan

United Bank maintains a Director Retirement Plan to provide participating directors with income for a designated period of time following separation from service with United. Specifically, the plan provides for the payment of normal retirement benefits upon the director’s separation from service on or after attainment of his normal retirement age (age 72 or age 65 with ten years of service). The normal annual retirement benefit is generally equal to 70% of the average annual director’s fees over the highest three years of a director’s final ten years of service, and is payable in ten annual installments commencing within 60 days after the director’s separation from service. If a participant has a separation from service before his normal retirement date (other than due to termination for cause, disability or death), the participant is entitled to a lesser benefit payable in ten annual installments commencing at age 65. The amount payable will be determined by multiplying the normal retirement benefit by the director’s benefit percentage, which is 10% for each year of service, up to 100%. In the event of a separation from service due to death, disability or a change in control, a participant receives 100% of his retirement benefit. All participants are 100% vested in their retirement benefit under the plan.

Merger-Related Compensation for United’s Named Executive Officers

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer of United that is based on or otherwise relates to the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to our named executive officers. The “golden parachute” compensation payable to these individuals is subject to a nonbinding advisory vote of United’s stockholders, as described above in “United Proposals—Proposal No. 3—United Compensation Proposal.”

For a description of the treatment of outstanding equity awards held by United directors and executive officers, see “—United Stock-Based Awards” beginning on page 94.

Compensation that may be paid or become payable to United’s named executive officers in connection with the merger pursuant to agreements solely between the named executive officers and Rockville is not subject to the non-binding advisory vote but is described, inclusive of the potential payments and benefits under the employment agreements with Rockville, above in “—Employment and Change of Control Agreements with the United Executive Officers.”

The following table sets forth the amount of payments and benefits that may be paid or become payable to each of the named executive officers of United in connection with the merger, assuming: (1) the effective time of the merger occurred on [                    ], 2014 (the last practicable date prior to the filing of this joint proxy statement/prospectus); and (2) a per share price of United common stock of $19.38, the average closing price per share over the first five business days following the announcement of the merger agreement. The amounts shown below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this joint proxy statement/prospectus, and do not reflect certain compensation actions that may occur before the completion of the merger. As a result, the actual amounts to be received by a named executive officer may differ materially from the amounts set forth below.

The amounts set forth below assume that employment of each of Messrs. Collins and Roberts is terminated without cause following the closing of the merger. However, United anticipates that the change in control benefits, other than the acceleration of “single trigger” restricted stock awards and options and SERP benefits, for Messrs. Sullivan and Valade will not be triggered as each will continue to be employed with the resulting company following the merger.

Golden Parachute Compensation

Name	Cash(1)	Equity(2)	Pension/ NQDC(3)	Perquisites/ Benefits(4)	Total
Richard B. Collins	$1,856,410	$—	$2,971,383	$—	$4,827,793
Mark A. Roberts	577,329	—	822,810	24,400	1,424,539
J. Jeffrey Sullivan	—	—	2,267,897	—	2,267,897
Charles R. Valade	—	64,400	489,285	—	553,685

(1)	Represents “double-trigger” payments under existing employment or change in control agreements. See “—Employment and Change of Control Agreements with the United Executive Officers.”
(2)	Represents the value of acceleration of stock options, based on a price of $19.38, which is the average closing price of United common stock over the first five business days following announcement of the merger agreement.
(3)	Represents the value of the executive’s SERP benefits, which are “single trigger.” Payments of the accrued benefit will commence on separation from service.
(4)	Represents costs of continuing insurance coverage for period noted in applicable agreements.

Amendment to Rockville’s Certificate of Incorporation

In connection with the merger, Rockville’s certificate of incorporation will be amended at the effective time of the merger to change the name of the surviving corporation to “United Financial Bancorp, Inc.” Approval of the merger agreement by Rockville stockholders also constitutes approval of the foregoing name change amendment to Rockville’s certificate of incorporation.

In addition, the merger agreement requires Rockville to submit to its stockholders the Rockville certificate amendment proposal, which would set the number of directors of the surviving corporation in accordance with the surviving corporation’s bylaws (effectively raising the number from 16 to 20) and reclassify the surviving corporation board of directors from a four-class board with staggered four-year terms to a three-class board with staggered three-year terms. Although Rockville agrees to use its reasonable best efforts to obtain stockholder approval of the Rockville certificate amendment proposal (which requires the approval of not less than 80% of the outstanding shares of Rockville common stock), stockholder approval of the Rockville certificate amendment proposal is not a condition to the closing of the merger.

The foregoing description of the Rockville certificate amendment proposal does not purport to be complete and is qualified in its entirety by reference to the full text of the amendment, which is attached as Annex E to this joint proxy statement/prospectus, and is incorporated herein by reference.

Amendment to Rockville’s Bylaws

On November 14, 2013, the board of directors of Rockville adopted a resolution amending Rockville’s bylaws, effective as of the effective time of the merger. The bylaw amendment provides in part as follows:

•	Upon the effective time of the merger, the board of directors of the surviving corporation will consist of an equal number of former Rockville directors, including Mr. Crawford, and former United directors, excluding Mr. Collins, but including Mr. Sullivan.

•	During the three-year period:

•	the number of directors of the surviving corporation will be determined by a two-thirds vote of the entire board of directors; provided the board of directors will consist of an equal number of former

Rockville directors and former United directors and, subject to the satisfaction of the surviving corporation’s then-existing re-nomination policies and criteria applicable to incumbent directors, all former Rockville directors and former United directors whose terms expire at the first and second annual meetings following the effective time will be nominated for full terms;

•	the committees of the board of directors will consist of an equal number of former Rockville directors and former United directors;

•	the governance and nominating committee will nominate for election to the full board, by majority vote of the former Rockville directors on the committee (with respect to the election of a successor to a former Rockville director) or majority vote of the former United directors on the committee (with respect to the election of a successor to a former United director), as the case may be, board nominees for election and/or re-election to the board of directors and candidates to fill vacancies;

•	the board of directors will consider for election to the boards of director only nominees recommended by the governance and nominating committee;

•	the removal of Mr. Crawford from the Chief Executive Officer position (or any determination not to nominate him as a director) or the removal of Mr. Sullivan from the President position (or any determination not to nominate him as a director) will require the affirmative vote of at least two-thirds of the full board of directors (excluding the officer at issue);

•	the surviving corporation’s revised Bylaws relating to board size and composition (half former Rockville directors and half former United directors), the Chairman and Vice Chairman positions, and committee powers and composition can be amended only by an affirmative vote of at least two-thirds of the full board of directors; and

•	no former Rockville director or former United director who served as a director of Rockville or United as of the effective time will be ineligible for re-election as a director by virtue of being 70 years or more at the time of re-election.

•	As of the effective time of the merger, the following individuals will be appointed to the following positions:

•	Robert A. Stewart, Jr., United’s lead director, will serve as Chairman of the Board of the surviving corporation and chairman of the executive committee;

•	Raymond H. Lefurge, Jr., the current Chairman of Rockville and Rockville Bank, will serve as Vice Chairman of the surviving corporation;

•	the chairman of the audit committee will be a former United director;

•	the chairman of the compensation committee will be a former Rockville director;

•	the chairman of the governance and nominating committee will be a former United director; and

•	the chairman of the risk committee will be a former Rockville director.

Under the merger agreement, the board of directors of the surviving bank at the effective time will be constituted in the same manner and with the same individuals as the board of directors of the surviving corporation and subject to the same requirements set forth in the bylaw amendment. However, the board of directors of the surviving bank will consist of 20 members equally divided between the parties whereas the surviving corporation will have 20 members only if the Rockville certificate amendment proposal passes. If the Rockville certificate amendment proposal does not pass, the board of directors of the surviving corporation will consist of 16 members equally divided between the parties.

The foregoing description of the bylaw amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the bylaw amendment, which is attached as Annex F to this joint proxy statement/prospectus, and is incorporated herein by reference.

Public Trading Markets

Rockville common stock is listed for trading on NASDAQ under the symbol “RCKB,” and United common stock is listed on NASDAQ under the symbol “UBNK.” Upon completion of the merger, United common stock will no longer be quoted on NASDAQ. Following the merger, shares of Rockville common stock will continue to be traded on NASDAQ but, because the name of the surviving corporation will be United Financial Bancorp, Inc., Rockville expects to change its symbol to “UBNK.”

Under the merger agreement, Rockville will cause the shares of Rockville common stock to be issued in the merger to be approved for listing on NASDAQ, and the merger agreement provides that neither Rockville nor United will be required to complete the merger if such shares are not authorized for listing on NASDAQ.

Dividend Policy

Subject to the approval of the board of directors of the combined company, it is the current intention of each of Rockville and United that, following completion of the merger, the quarterly dividend on the combined company’s common stock will be $0.10 per share. However, the board of directors of the combined company may change its dividend policy at any time, and no assurances can be given that dividends will continue to be paid by the combined company or that dividends, if paid, will not be reduced or eliminated in future periods. In addition, the payment of dividends by financial holding companies is generally subject to legal and regulatory limitations. For further information, see “Comparative Market Prices and Dividends.”

Dissenters’ Rights in the Merger

Under Maryland law, the holders of United common stock will not be entitled to appraisal rights or dissenters’ rights in connection with the merger because the shares of United common stock were listed on a national securities exchange as of the record date for the United special meeting.

Regulatory Approvals Required for the Merger

Completion of the merger is subject to prior receipt of certain approvals and consents from applicable governmental and regulatory authorities, without certain conditions being imposed by any governmental authority as part of a regulatory approval that would reasonably be expected to have a material adverse effect on the surviving corporation and its subsidiaries, taken as a whole. Subject to the terms and conditions of the merger agreement, Rockville and United have agreed to use their reasonable best efforts and cooperate to promptly prepare and file all necessary documentation and to obtain as promptly as practicable all regulatory approvals necessary or advisable to complete the transactions contemplated by the merger agreement. These approvals include, among others, approval from the Federal Reserve Board, the FDIC, the Connecticut Banking Commissioner, and the BBI. Notice of the merger of United Bank with and into Rockville Bank must also be provided to the OCC. Rockville and United plan to file applications and notifications to obtain the required regulatory approvals.

Federal Reserve Board

Rockville submitted an application seeking the prior approval of the Federal Reserve Board for Rockville to acquire United and thereby also indirectly acquire United Bank. The Federal Reserve Board takes into consideration a number of factors when acting on the application, including the financial and managerial resources (including consideration of the competence, experience, and integrity of the officers, directors, and principal shareholders, as well as the pro forma capital ratios) and future prospects of the combined organization. The Federal Reserve Board also considers the effectiveness of the applicant in combatting money laundering, the convenience and needs of the communities to be served, as well as the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. The Federal Reserve Board may not approve a proposal that would have significant adverse effects on competition or on the concentration of resources in any banking market.

Federal Deposit Insurance Corporation

Rockville Bank filed an application with the FDIC for prior approval of the merger of United Bank with and into Rockville Bank. This approval requires consideration by the FDIC of various factors, including assessments of the competitive effect of the contemplated transaction, the managerial and financial resources and future prospects of the resulting institution, the effectiveness of the institutions involved in combating money laundering, and the effect of the contemplated transaction on the convenience and needs of the communities to be served. The Community Reinvestment Act of 1977, commonly referred to as the “CRA,” also requires that the FDIC, in deciding whether to approve the merger, assess the records of performance of the entities in meeting the credit needs of the communities they serve, including low and moderate income neighborhoods. Each of Rockville Bank and United Bank currently has a “satisfactory” CRA rating from their federal regulators, the FDIC and the OCC, respectively. The FDIC regulations require publication of notice and an opportunity for public comment concerning the application filed in connection with the merger, and authorize the FDIC to hold informal and formal meetings in connection with the application if the FDIC, after reviewing the applications or other materials, determines it desirable to do so or receives a request for an informal meeting.

Transactions approved under the Bank Merger Act generally may not be completed until 30 days after the approval of the applicable federal agency is received, during which time the Department of Justice (which we refer to as the “DOJ”) may challenge the transaction on antitrust grounds. With the approval of the applicable federal agency and the concurrence of the DOJ, the waiting period may be reduced to no less than 15 days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the merger, the DOJ could analyze the merger’s effect on competition differently than the Federal Reserve Board or FDIC, and thus it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board or FDIC regarding the merger’s effects on competition. A determination by the DOJ not to object to the merger may not prevent the filing of antitrust actions by private persons or state attorneys general.

Connecticut Banking Commissioner

Rockville Bank filed an application with the Connecticut Banking Commissioner for approval of the merger of United Bank with and into Rockville Bank. In reviewing the application, the Connecticut Banking Commissioner will review and consider, among other things, whether the investment and lending policies of Rockville Bank and United Bank, if applicable, are consistent with safe and sound banking practices and will benefit the economy of the State, whether the services or proposed services of Rockville Bank are consistent with safe and sound banking practices and will benefit the economy of the State, the competitive effects of the transaction, and the financial and managerial resources of Rockville and Rockville Bank. The Connecticut Banking Commissioner must also determine whether the merger will promote public convenience, whether benefits to the public clearly outweigh possible adverse effects, and whether the terms of the merger are reasonable and in accordance with law and sound public policy. The Connecticut Banking Commissioner also will review the records of Rockville Bank and United Bank under the CRA. The Connecticut Banking Commissioner may, at his discretion, hold a public hearing on the proposed transaction.

Massachusetts Board of Bank Incorporation

Rockville filed an application with the BBI for approval to acquire United Bank. In reviewing the application, the BBI will review and consider, among other things, whether or not competition among banking institutions will be unreasonably affected and whether public convenience and advantage will be promoted, whether there is a showing of net new benefits. The term “net new benefits” is described as including initial capital investments, job creation plans, consumer and business services, commitments to maintain and open branch offices within a bank’s delineated local community and such other matters as the BBI may deem necessary or advisable. The BBI may not approve the application until it receives notice from the Massachusetts Housing Partnership Fund that Rockville has committed to make the required amount of funds available for 10 years to provide loans to the fund for financing, down payment assistance, share loans, closing costs and other costs related to creating affordable rental housing, limited equity cooperatives and affordable home ownership opportunities and tenant management programs and tenant unit acquisition or ownership programs in state funded public housing developments.

The Bank Holding Company Act, the Bank Merger Act and applicable regulations require published notice of, and the opportunity for public comment on, these applications. The Federal Reserve Board and FDIC will take into account the views of third party commenters, particularly on the subject of the merging parties’ service to their respective communities, and any hearing, meeting or comments provided by third parties could prolong the period during which the applications are under review by the Federal Reserve Board and the FDIC.

Applicable Connecticut and Massachusetts law also require published notice of, and the opportunity for public comment on, the applications filed with the Connecticut Banking Commissioner and the BBI. The BBI will also receive comments from the public at a public hearing. Massachusetts law requires publication of the date and time, as established by the BBI, of such public hearing. The Connecticut Banking Commissioner and the BBI will take into account the views of third party commenters, particularly on the subject of the merging parties’ service to their respective communities, and any hearing, meeting or comments provided by third parties could prolong the period during which the applications are under review by the Connecticut Banking Commissioner and the BBI.

Office of the Comptroller of the Currency

United Bank filed notice with the OCC of United Bank’s intent to merge with and into Rockville Bank. The OCC’s approval of the merger is not required.

Notifications and/or applications requesting approval may be submitted to various other federal and state regulatory authorities and self-regulatory organizations.

Rockville and United believe that the merger does not raise substantial antitrust or other significant regulatory concerns and that we will be able to obtain all requisite regulatory approvals.

However, neither Rockville nor United can assure you that all of the regulatory approvals described above will be obtained and, if obtained, we cannot assure you as to the timing of any such approvals, our ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets or business of Rockville following completion of the merger.

Neither Rockville nor United is aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

THE MERGER AGREEMENT

The following describes certain aspects of the merger, including certain material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference into this joint proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Structure of the Merger

Each of Rockville’s and United’s respective boards of directors has adopted the merger agreement. The merger agreement provides for the merger of United with and into Rockville, with Rockville continuing as the surviving corporation. Rockville’s certificate of incorporation will be amended at the effective time of the merger to change its name to “United Financial Bancorp, Inc.” Immediately following the completion of the merger, United Bank, a wholly owned bank subsidiary of United, will merge with and into Rockville Bank, a wholly owned bank subsidiary of Rockville. Rockville Bank will be the surviving bank in the bank merger and will change its name to “United Bank.”

Merger Consideration

Each share of United common stock issued and outstanding immediately prior to the completion of the merger, except for specified shares of United common stock held by United or Rockville, will be converted into the right to receive 1.3472 shares of Rockville common stock.

If the outstanding shares of Rockville common stock or United common stock is increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there is any extraordinary dividend or distribution, an appropriate and proportionate adjustment will be made to the exchange ratio.

Fractional Shares

Rockville will not issue any fractional shares of Rockville common stock in the merger. Instead, a United stockholder who otherwise would have received a fraction of a share of Rockville common stock will receive an amount in cash rounded to the nearest whole cent. This cash amount will be determined by multiplying the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Rockville common stock to which the holder would otherwise be entitled by the Rockville closing share value.

Governing Documents; Directors and Officers; Governance Matters; Headquarters

At the effective time of the merger, the certificate of incorporation and bylaws of Rockville in effect immediately prior to the effective time will be the certificate of incorporation and bylaws of the surviving corporation after completion of the merger, in each case subject to the name change amendment, the bylaw amendment and, subject to Rockville stockholder approval of the Rockville certificate amendment proposal, the Rockville certificate amendment. The board of directors of the surviving corporation will consist of an equal number of former Rockville directors, including Mr. Crawford, and an equal number of former United directors, including Mr. Sullivan but excluding Mr. Collins. If Rockville stockholders approve the Rockville certificate amendment proposal, the board of the surviving corporation will consist of 20 directors. If the Rockville stockholders do not approve the Rockville certificate amendment proposal, the board of the surviving corporation will consist of 16 members. At the effective time, the number of directors on the board of directors of Rockville Bank will be 20, constituted in the same manner and with all former Rockville directors and former United directors.

At the effective time, Mr. Crawford will serve as Chief Executive Officer of the surviving corporation and the surviving bank, and Mr. Sullivan will serve as President of the surviving corporation and the surviving bank. For more information regarding the board of directors and management, see “The Merger—Amendment to Rockville’s Bylaws.”

The location of the headquarters and principal executive offices of the combined company will be Glastonbury, Connecticut, and the combined company will maintain executive offices in Glastonbury, Connecticut and West Springfield, Massachusetts.

Treatment of United Stock Options and Other Equity-Based Awards

Options

At the effective time of the merger, each outstanding option to purchase shares of United common stock will become fully exercisable and be converted into an option to purchase Rockville common stock on the same terms and conditions as were applicable prior to the merger, except that (1) the number of shares of Rockville common stock subject to the new option will be equal to the product of the number of shares of United common stock subject to the existing option and the exchange ratio (rounding fractional shares down to the nearest whole share), and (2) the exercise price per share of Rockville common stock under the new option will be equal to the exercise price per share of United common stock of the existing option divided by the exchange ratio (rounded up to the nearest whole cent).

Restricted Stock

At the effective time of the merger, the restrictions on each United restricted stock award will automatically lapse, and the shares of United common stock will be treated as issued and outstanding shares for all purposes under the merger agreement, including payment of merger consideration.

Closing and Effective Time of the Merger

The merger will be completed only if all conditions to the merger discussed in this joint proxy statement/prospectus and set forth in the merger agreement are either satisfied or waived. See “—Conditions to Complete the Merger.”

The merger will become effective as set forth in the articles of merger to be filed with the State Department of Assessments and Taxation of the State of Maryland and the certificate of merger to be filed with the Secretary of State of the State of Connecticut. The closing of the transactions contemplated by the merger will occur at 10:00 a.m., New York City time on the later of (1) April 1, 2014, and (2) a date no later than five business days after the satisfaction or waiver of the last to occur of the conditions set forth in the merger agreement, unless extended by mutual agreement of the parties. It currently is anticipated that the completion of the merger will occur in the first half of 2014, subject to the receipt of regulatory approvals and other customary closing conditions, but neither United nor Rockville can guarantee when or if the merger will be completed.

Conversion of Shares; Exchange of Certificates

The conversion of United common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. After completion of the merger, the exchange agent will exchange certificates representing shares of United common stock for the merger consideration to be received pursuant to the terms of the merger agreement.

Letter of Transmittal

As promptly as practicable after the completion of the merger, and in any event within five business days thereafter, the exchange agent will mail to each holder of record of United common stock immediately prior to the effective time of the merger a letter of transmittal and instructions on how to surrender shares of United common stock in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

If a certificate for United common stock has been lost, stolen or destroyed, the exchange agent will issue the merger consideration upon receipt of (1) an affidavit of that fact by the claimant and (2) if required by Rockville, the posting of a bond in an amount as Rockville or the exchange agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate.

After completion of the merger, there will be no further transfers on the stock transfer books of United of shares of United common stock that were issued and outstanding immediately prior to the effective time.

Withholding

Rockville and the exchange agent will be entitled to deduct and withhold from any cash in lieu of fractional shares, cash dividends or distributions payable or any other cash amount payable under the merger agreement to any United stockholder the amounts they are required to deduct and withhold under the Code or any provision of state, local or foreign tax law. If any such amounts are withheld and paid over to the appropriate governmental authority, these amounts will be treated for all purposes of the merger agreement as having been paid to the stockholders from whom they were withheld.

Dividends and Distributions

No dividends or other distributions declared with respect to Rockville common stock will be paid to the holder of any unsurrendered certificates of United common stock until the holder surrenders such certificate in accordance with the merger agreement. After the surrender of a certificate in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest, which had previously become payable with respect to the whole shares of Rockville common stock that the shares of United common stock represented by such certificate have been converted into the right to receive under the merger agreement.

Representations and Warranties

The representations, warranties and covenants described below and included in the merger agreement were made only for purposes of the merger agreement and as of specific dates, are solely for the benefit of Rockville and United, may be subject to limitations, qualifications or exceptions agreed upon by the parties, including those included in confidential disclosures made for the purposes of, among other things, allocating contractual risk between Rockville and United rather than establishing matters as facts, and may be subject to standards of materiality that differ from those standards relevant to stockholders. You should not rely on the representations, warranties, covenants or any description thereof as characterizations of the actual state of facts or condition of Rockville, United or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by Rockville or United. The representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

The merger agreement contains customary representations and warranties of each of Rockville and United relating to their respective businesses. The representations and warranties in the merger agreement do not survive the effective time of the merger.

The merger agreement contains representations and warranties made by each of United and Rockville relating to a number of matters, including the following:

•	corporate matters, including due organization and qualification and subsidiaries;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required governmental and other regulatory filings and consents and approvals in connection with the merger;

•	reports to regulatory authorities;

•	financial statements, internal controls, books and records, and absence of undisclosed liabilities;

•	broker’s fees payable in connection with the merger;

•	the absence of certain changes or events;

•	legal proceedings;

•	tax matters;

•	employee benefit matters;

•	SEC reports;

•	compliance with applicable laws;

•	certain material contracts;

•	absence of agreements with regulatory authorities;

•	derivative instruments and transactions;

•	environmental matters;

•	investment securities and commodities;

•	real property;

•	intellectual property;

•	related party transactions;

•	inapplicability of takeover statutes;

•	absence of action or circumstance that would prevent the merger from qualifying as a reorganization under Section 368(a) of the Code;

•	opinions from financial advisors;

•	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents;

•	loan matters;

•	insurance matters; and

•	timely receipt of regulatory approvals.

Certain representations and warranties of Rockville and United are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect,” when used in reference to either United, Rockville or the combined company, means any event, circumstance, development, change or effect that, individually or in the aggregate that (1) is or is reasonably likely to be, material and adverse to the business, properties, results of operations or financial condition of such party and its subsidiaries taken as a whole (provided that in the case of clause (1), a material adverse effect will not be deemed to include the impact of (A) changes, after the date of the merger agreement, in U.S. generally accepted accounting principles or applicable regulatory accounting requirements, (B) changes, after the date of the merger agreement, in laws, rules or regulations of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or governmental entities, (C) changes, after the date of the merger agreement, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its subsidiaries, (D) public disclosure of the transactions contemplated by the merger agreement or actions expressly required by the merger agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated by the merger agreement, or (E) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections, but not, in either case, including the underlying causes thereof; except, with respect to subclauses (A), (B), or (C), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate) or (2) prevents or materially impairs, or would be reasonably likely to prevent or materially impair, the ability of either party to timely consummate the merger on the terms set forth in the merger agreement, or to perform its agreements or covenants thereunder.

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Merger

Each of United and Rockville has agreed that, prior to the effective time of the merger (or earlier termination of the merger agreement), subject to specified exceptions, it will, and will cause each of its subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or delay the ability of either Rockville or United to obtain any necessary approvals of any governmental entity or regulatory agency required for the transactions contemplated by the merger agreement or to perform its covenants and agreements under the merger agreement or to consummate the transactions contemplated thereby on a timely basis.

Additionally, prior to the effective time of the merger (or earlier termination of the merger agreement), subject to specified exceptions, neither Rockville nor United may, and neither Rockville nor United may permit any of their respective subsidiaries to, without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), undertake the following actions:

•	other than in the ordinary course of business, (1) incur any indebtedness for borrowed money (other than indebtedness of United or any of its wholly owned subsidiaries to United or any of its subsidiaries, on the one hand, or of Rockville or any of its wholly owned subsidiaries to Rockville or any of its subsidiaries, on the other hand), or (2) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

•	adjust, split, combine or reclassify any capital stock;

•

make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) regular quarterly cash dividends by United at a rate not in excess of $0.11 per share of United common stock,

(B) regular quarterly cash dividends by Rockville at a rate not in excess of $0.10 per share of Rockville common stock, (C) dividends paid by any of the subsidiaries of each of Rockville and United to Rockville or United or any of their wholly owned subsidiaries, respectively, (D) for repurchases of common stock consistent with past practice and in accordance with all applicable federal securities laws or (E) the acceptance of shares of United common stock or Rockville common stock as payment for the exercise price of stock options or for withholding taxes incurred in connection with the exercise of stock options or the vesting or settlement of equity compensation awards, in each case in accordance with past practice and the terms of the applicable award agreements);

•	grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

•	issue, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock, except pursuant to the exercise of stock options or the settlement of equity compensation awards outstanding as of the date of the merger agreement in accordance with their terms or as otherwise permitted by the merger agreement;

•	other than in the ordinary course of business pursuant to contracts or agreements in force at the date of the merger agreement, sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly owned subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person;

•	except in the ordinary course of business, pursuant to contracts or agreements in force at the date of the merger agreement, as permitted by the merger agreement or in connection with a foreclosure of collateral or conveyance of such collateral in lieu of foreclosure taken in connection with collection of a loan in the ordinary course of business, make any material investment in any person either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly owned subsidiary of United or Rockville, as applicable;

•	except in the ordinary course of business, terminate, materially amend, or waive any material provision of, certain material contracts or make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases without material adverse changes of terms with respect to United or Rockville, or enter into certain material contracts;

•

except as required under applicable law or the terms of any benefit plans existing as of the date of the merger agreement, (1) enter into, adopt or terminate any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or consultant, (2) amend (whether in writing or through the interpretation of) any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or consultant, except as necessary to effect the merger of the Rockville Bank Employee Stock Ownership Plan with and into the Rockville Bank 401(k) Plan, effective January 1, 2014 (which we refer to as the “ESOP Merger”), (3) except for annual salary increases consistent with past practice, increase the compensation or benefits payable to any current or former employee, officer, director or consultant (other than in connection with a promotion or change in responsibilities) (in no event, however, will the aggregate amount of all annual salary increases for officers and employees exceed 3% of the aggregate annual salaries of officers and employees for the prior year), (4) except for cash bonuses to be paid pursuant to specified United and Rockville benefit plans, pay or award, or commit to pay or award, any bonuses or incentive compensation, (5) grant or accelerate the vesting of or lapsing the restrictions with respect to any equity-based awards or other compensation, except as necessary to effect the ESOP Merger or as contemplated by the merger agreement, (6) except for: (a) adoption of the Rockville Bank and United Bank 2014 Short-Term Incentive Plans; and (b) retention bonuses to be paid to employees of United and/or Rockville in connection with this transaction in amounts to be agreed to by the parties, enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement or similar agreement or arrangement, (7) fund any rabbi trust or similar arrangement, except as required pursuant to a change in control agreement of either United or Rockville, (8) terminate the employment or services of any officer or any employee whose target annual compensation is greater than $200,000, other than for cause, or (9) hire any officer, employee, independent contractor or consultant who has target annual compensation greater than $200,000;

•	settle any material claim, suit, action or proceeding, except in the ordinary course of business or for settlement of a claim, suit, action or proceeding that is settled in an amount not in excess of $250,000 and that would not impose any material restriction on the business of it or its subsidiaries or the combined company;

•	take any action or knowingly fail to take any action where such action or failure to act would reasonably be expected to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	amend its charter, its bylaws or comparable governing documents of its subsidiaries (except as provided in the merger agreement);

•	other than in prior consultation with the other party, (1) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade with a value of more than $1,000,000, or such securities with a value of $1,000,000 in the aggregate or (2) invest in any mortgage-backed or mortgage-related securities that would be considered “high-risk” securities under applicable regulatory pronouncements or any collateralized debt obligations or private label (non-agency) mortgage-backed securities;

•	take any action that is intended or expected to result in any of its representations and warranties being or becoming untrue in any material respect, or in any of the conditions to the merger not being satisfied or in a violation of any provision of the merger agreement, except as may be required by applicable law;

•	implement or adopt any change in its accounting principles, practices or methods or systems of internal accounting controls, other than as required by GAAP;

•	other than in prior consultation with the other party, enter into any new line of business or, other than in the ordinary course of business consistent with past practice, change in any material respect its lending, investment, underwriting, risk and asset liability management, interest rate or fee pricing with respect to depository accounts and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any governmental entity;

•	other than in the ordinary course of business consistent with past practice, make any material changes in its policies and practices with respect to (1) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, loans or (2) its hedging practices and policies, in each case except as required by law or requested by a regulatory agency;

•	make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of it or its subsidiaries;

•	make, change or revoke any tax election, change an annual tax accounting period, adopt or change any tax accounting method, file any amended tax return, enter into any closing agreement with respect to taxes, or settle any tax claim, audit, assessment or dispute or surrender any right to claim a refund of taxes;

•	permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of any branch or other facility;

•	make, or commit to make, any capital expenditures in excess of $500,000 in the aggregate;

•	other than in the ordinary course of business, materially reduce the amount of insurance coverage or fail to renew any material existing insurance policies; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing.

Regulatory Matters

Rockville and United have agreed to cooperate with each other and use their reasonable best efforts to prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the transactions contemplated by the merger agreement. However, in no event will Rockville or United be required to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the required permits, consents, approvals and authorizations of governmental entities that would reasonably be expected to have a material adverse effect on the combined company and its subsidiaries, taken as a whole, after giving effect to the merger (which we refer to as a “materially burdensome condition”).

Each party will use its reasonable best efforts to, and cause its subsidiaries to use reasonable best efforts to, (1) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the closing of the merger, and (2) avoid or eliminate each and every impediment under any applicable law, rule or regulation so as to enable the closing to occur as soon as possible; provided, however, that nothing in the merger agreement will require either party to take any actions that would reasonably be expected to constitute or result in a materially burdensome regulatory condition.

Employee Benefit Matters

Rockville and United have agreed that, unless otherwise mutually determined, the benefit plans sponsored by Rockville that were in effect on the date that the merger agreement was executed will remain in effect with respect to employees of Rockville and United (and their respective subsidiaries), respectively, covered by these benefit plans who continue to be employed by the surviving corporation or its subsidiaries following the completion of the merger. Employees of United who participate in the Rockville benefit plans will receive credit for service with United for purposes of eligibility and vesting under the Rockville benefit plans. Rockville and United have also agreed that, prior to the closing date of the merger, they will cooperate in reviewing, evaluating and analyzing the Rockville benefit plans with a view toward developing appropriate new benefit plans (as and if necessary) for the employees of the surviving corporation and its subsidiaries after the completion of the merger that treat similarly situated employees of Rockville and United on a substantially equivalent basis and that do not discriminate between employees covered by the benefit plans sponsored by Rockville, on the one hand, and employees covered by benefit plans sponsored by United, on the other hand, prior to the completion of the merger.

The merger agreement requires the surviving corporation to do the following with respect to the continuing employees of Rockville, United and their respective subsidiaries:

•	to waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any benefit plans of the surviving corporation, subject to certain limitations;

•	to provide each such employee and their eligible dependents with credit for any co-payments and deductibles paid prior to the effective time of the merger under a benefit plan sponsored by either Rockville or United to the same extent that such credit was given under the analogous United or Rockville benefit plan prior to completion of the merger; and

•	to recognize all service of such employees with United and Rockville, and their respective subsidiaries, for all purposes in any new benefit plan adopted by the surviving corporation to the same extent that such service was taken into account under the analogous United or Rockville benefit plan prior to the completion of the merger, subject to certain limitations.

The surviving corporation has agreed to honor benefits vested as of the date of the merger agreement under certain Rockville and United benefit plans and employment and change in control agreements.

Unless otherwise agreed to by the parties, for a period of one year following the effective time of the merger, the surviving corporation will provide or cause to be provided each individual who is an employee of United or any of its subsidiaries at the effective time of the merger, while such individual is employed by the surviving corporation or any of its subsidiaries, with compensation and benefits that are substantially comparable in the aggregate to the compensation and benefits provided to similarly situated employees of Rockville and its subsidiaries.

The parties further agree that each full-time Rockville or United employee who is involuntarily terminated (other than for “cause”) or voluntarily resigns after being notified that, as a condition to employment, such employee’s base salary will be materially decreased at the effective time of the merger or within one year of the effective time and who is not covered by a separate severance, change in control or employment agreement will receive a severance payment equal to two weeks of base pay (at the rate in effect on the termination date) for each year of service at Rockville or United, with a minimum of 12 weeks of base pay and a maximum of 52 weeks of base pay.

Director and Officer Indemnification and Insurance

The merger agreement provides that after the completion of the merger, Rockville and the surviving corporation will indemnify and hold harmless all present and former directors, officers and employees of United and its subsidiaries and any person who becomes a director, officer or employee before the effective time of the merger against all costs and liabilities in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether before or after the effective time of the merger, arising out of the fact that such person is or was a director, officer or employee of United or its subsidiaries and pertaining to matters existing or occurring at or prior to the effective time of the merger, to the same extent as such persons are indemnified as of the date of the merger agreement by United pursuant to its articles of incorporation or bylaws or the governing or organizational documents of any subsidiary of United and any indemnification agreements in existence as of the date of the merger agreement and to the fullest extent permitted by applicable law, and will also advance expenses to such persons to the same extent as they are entitled to advancement of expenses by United or its subsidiaries as of the date of the merger agreement and to the fullest extent under applicable law, provided that such person provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

The merger agreement requires the surviving corporation to maintain for a period of six years after completion of the merger United’s existing directors’ and officers’ liability insurance policy, or policies with a substantially comparable insurer of at least the same coverage and amounts and containing terms and conditions that are no less advantageous to the insured, with respect to claims arising from facts or events that occurred at or prior to the completion of the merger. However, the surviving corporation is not required to spend annually more than 300% of the current annual premium paid as of the date of the merger agreement by United for such insurance (which we refer to as the “premium cap”), and if such premiums for such insurance would at any time exceed that amount, then the surviving corporation will maintain policies of insurance which, in its good faith determination, provide the maximum coverage available at an annual premium equal to the premium cap. In lieu of the foregoing, United, in consultation with, but only upon the consent of Rockville, may obtain at or prior to the effective time of the merger a six-year “tail” policy under United’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if such a policy can be obtained for an amount that, on an annual basis, does not exceed the premium cap.

Certain Additional Covenants

The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this joint proxy statement/prospectus, obtaining required consents, the listing of the shares of Rockville common stock to be issued in the merger, access to information of the other company, the payment of dividends, the assumption by Rockville of United’s obligations under a specified indenture, exemption from takeover laws and public announcements with respect to the transactions contemplated by the merger agreement.

Stockholder Meetings and Recommendation of United’s and Rockville’s Boards of Directors

Each of United and Rockville has agreed to hold a meeting of its stockholders to vote on approval of the merger agreement as promptly as reasonably practicable. The board of directors of each of United and Rockville has agreed to use its reasonable best efforts to obtain from its stockholders the vote required to approve the merger agreement (and, with respect to Rockville, the Rockville certificate amendment proposal), including by communicating to its stockholders its recommendation (and including such recommendation in this joint proxy statement/prospectus) that they approve the merger agreement and the transactions contemplated thereby. However, if the board of directors of United or Rockville, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend the merger agreement, then it may submit the merger agreement to its stockholders without recommendation and may communicate the basis for its lack of a recommendation to its stockholders to the extent required by law, provided that (1) it gives the other party at least three business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an acquisition proposal, the latest material terms and conditions and the identity of the third party in any such acquisition proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (2) at the end of such notice period, the board of directors takes into account any amendment or modification to the merger agreement proposed by the other party and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend the merger agreement. Any material amendment to any acquisition proposal will require a new notice period.

Notwithstanding any change in recommendation by the board of directors of United or Rockville, unless the merger agreement has been terminated in accordance with its terms, each party is required to convene a meeting of its stockholders and to submit the merger agreement to a vote of such stockholders. Rockville and United must adjourn or postpone such meeting if there are insufficient shares of Rockville common stock or United common stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or, subject to approval of a proposal to do so by the stockholders, if on the date of such meeting United or Rockville, as applicable, it has not received proxies representing a sufficient number of shares necessary for adoption of the merger agreement.

Agreement Not to Solicit Other Offers

Each of United and Rockville has agreed that it will not, and will cause its subsidiaries and its and their officers, directors, agents, advisors and representatives not to, directly or indirectly, (1) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any acquisition proposal,

(2) engage or participate in any negotiations with any person (or representative of such person) concerning any acquisition proposal, (3) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person (or representative of such person) relating to, any acquisition proposal, (4) approve or execute or enter into any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other contract related to any acquisition proposal or (5) propose or agree to do any of the foregoing. For purposes of the merger agreement, an “acquisition proposal” means, other than the transactions contemplated by the merger agreement, any offer, proposal or inquiry relating to, or any third-party indication of interest in, (1) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of a party and its subsidiaries or 25% or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of the party, (2) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of the party, or (3) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of the party.

However, if either United or Rockville receives an unsolicited bona fide written acquisition proposal prior to the applicable stockholder vote, it may, and may permit its subsidiaries and its and its subsidiaries’ officers, directors, agents, advisors and representatives to, furnish or cause to be furnished nonpublic information or data and participate in negotiations or discussions to the extent that its board of directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisor) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law, provided that, prior to providing any such nonpublic information, such party enters into a confidentiality agreement with such third party on terms no less favorable to it than the confidentiality agreement between Rockville and United, and which confidentiality agreement does not provide such person with any exclusive right to negotiate with such party.

Each of United and Rockville has also agreed to, and to cause its officers, directors, agents, advisors and representatives to, immediately cease and terminate any activities, discussions or negotiations conducted before the date of the merger agreement with any person other than United or Rockville, with respect to any acquisition proposal. In addition, each party has agreed to (1) promptly (and within twenty-four hours) advise the other party following receipt of any acquisition proposal or any inquiry that could reasonably be expected to lead to an acquisition proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or acquisition proposal), and to keep the other party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or acquisition proposal, and (2) use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its subsidiaries is a party.

Conditions to Complete the Merger

Rockville’s and United’s respective obligations to complete the merger are subject to the satisfaction or waiver of the following conditions:

•	the approval of the merger agreement by Rockville’s stockholders and by United’s stockholders;

•	the filing by Rockville with NASDAQ of a Listing of Additional Shares Notification Form with respect to the shares of Rockville common stock issuable in the merger, and the lack of objection by NASDAQ to the listing of such shares;

•

the receipt of necessary regulatory approvals from, or the provision of notice to, a number of regulatory bodies, including the Federal Reserve Board, the OCC, the Connecticut Banking Commissioner, the

BBI and the FDIC and the receipt of other approvals necessary to consummate the transactions contemplated by the merger agreement, or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the combined company, and the expiration of all statutory waiting periods in respect thereof, without the imposition of any condition or restriction that would reasonably be expected to have a material adverse effect on the combined company and its subsidiaries, taken as a whole, after giving effect to the merger;

•	the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, and the absence of any stop order (or proceedings for that purpose initiated or threatened and not withdrawn);

•	the absence of any order, injunction, or decree by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the merger or the other transactions contemplated by the merger agreement, and the absence of any statute, rule, regulation, order, injunction or decree enacted, entered, promulgated or enforced by any governmental entity that prohibits or makes illegal consummation of the merger;

•	the accuracy of the representations and warranties of the other party contained in the merger agreement as of the date on which the merger agreement was entered into and as of the date on which the merger is completed, subject to the materiality standards provided in the merger agreement (and the receipt by each party of an officers’ certificate from the other party to such effect);

•	the performance by the other party in all material respects of all obligations required to be performed by it under the merger agreement at or prior to the date on which the merger is completed (and the receipt by each party of an officers’ certificate from the other party to such effect); and

•	receipt by such party of an opinion of legal counsel to the effect that on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither United nor Rockville can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this joint proxy statement/prospectus, neither United nor Rockville has reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to completion of the merger in the following circumstances:

•	by mutual written consent of Rockville and United, if the board of directors of each so determines by a vote of a majority of the members of its entire board;

•	by either Rockville or United if any governmental entity that must grant a requisite regulatory approval has (1) denied approval of the merger or the bank merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final nonappealable order permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by the merger agreement or (2) granted the requisite regulatory approval but such requisite regulatory approval contains or results in the imposition of a materially burdensome condition, unless, in either case, the failure to obtain a requisite regulatory approval or to obtain a requisite regulatory approval without it containing or imposing a materially burdensome condition is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

•	by either Rockville or United if the merger has not been completed on or before September 14, 2014 (which we refer to as the “termination date”); provided such right to terminate the merger agreement will not be available to any party whose action or failure to act is the cause of or results in the failure of the closing to occur by such date;

•	by either Rockville or United (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement) if there is a breach of any of the covenants or agreements or any of the representations or warranties set forth in the merger agreement on the part of the other party which either individually or in the aggregate would constitute, if occurring or continuing on the date the merger is completed, the failure of a closing condition of the terminating party and which is not cured within 30 days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

•	by United, if the board of directors of Rockville (1) fails to recommend in this joint proxy statement/prospectus that the stockholders of Rockville approve the merger agreement or the Rockville certificate amendment proposal, or withdraws, modifies or qualifies such recommendation in a manner adverse to United, or fails to recommend against acceptance of a tender offer or exchange offer for outstanding Rockville common stock that has been publicly disclosed (other than by United or an affiliate of United) within ten business days after the commencement of such tender or exchange offer, (2) (A) recommends or endorses an acquisition proposal, or (B) fails to issue a press release announcing its opposition to such acquisition proposal within ten business days after an acquisition proposal is publicly announced, or (3) materially breaches certain obligations, including with respect to the non-solicitation of acquisition proposals or calling a meeting of its stockholders and recommending that they approve the merger agreement;

•	by Rockville, if the board of directors of United (1) fails to recommend in this joint proxy statement/prospectus that the stockholders of United approve the merger agreement, or withdraws, modifies or qualifies such recommendation in a manner adverse to Rockville, or resolves to do so, or fails to recommend against acceptance of a tender offer or exchange offer for outstanding United common stock that has been publicly disclosed (other than by Rockville or an affiliate of Rockville) within ten business days after the commencement of such tender or exchange offer, (2) (A) recommends or endorses an acquisition proposal, or (B) fails to issue a press release announcing its opposition to such acquisition proposal within ten business days after an acquisition proposal is publicly announced, or (3) materially breaches certain obligations, including with respect to the non-solicitation of acquisition proposals or calling a meeting of its stockholders and recommending that they approve the merger agreement; or

•	by either United or Rockville, if either United or Rockville fails to obtain stockholder approval of the merger agreement at its respective meeting.

Effect of Termination

If the merger agreement is terminated, it will become void and have no effect, except that (1) both Rockville and United will remain liable for any liabilities or damages arising out of its willful and material breach of any provision of the merger agreement and (2) designated provisions of the merger agreement will survive the termination, including those relating to payment of fees and expenses, the public announcement of information and the confidential treatment of information.

Termination Fee

United will pay Rockville a termination fee if the merger agreement is terminated in the following circumstances:

•

In the event that, after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been made known to senior management of United or has been made directly to its stockholders generally or any person has publicly announced (and not withdrawn) an acquisition proposal with respect to United and (A) thereafter the merger agreement is terminated by either Rockville or United because the merger has not been completed prior to the termination date, and United has failed to obtain the required vote of its stockholders at the duly convened United stockholder meeting or any adjournment or postponement thereof at which a vote on the approval of the merger agreement is taken or (B) thereafter the merger agreement is terminated by Rockville based on (w) a willful breach of the merger agreement by United that would constitute the failure of a closing condition to be satisfied and that has not been cured during the permitted time period or by its nature cannot be cured during such period, (x) the board of directors of United having failed to recommend in this joint proxy statement/prospectus that its stockholders approve the merger agreement, or having withdrawn, modified or qualified such recommendation in a manner adverse to Rockville, or having resolved to do so, or having failed to recommend against acceptance of a tender offer or exchange offer for outstanding United common stock that has been publicly disclosed (other than by Rockville or an affiliate of Rockville) within ten business days after the commencement of such tender or exchange offer, (y) the board of directors of United having failed to issue a press release announcing its opposition to an acquisition proposal within ten business days after an acquisition proposal is publicly announced, or (z) the board of directors of United having materially breached certain obligations, including with respect to the non-solicitation of acquisition proposals or calling a meeting of its stockholders and recommending that they adopt the merger agreement, and (C) within twelve months after the date of such termination, United enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), then United will, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Rockville, by wire transfer of same day funds, a termination fee equal to $15,000,000 (which we refer to as the “termination fee”) (provided that for purposes of the foregoing, all references in the definition of acquisition proposal to “25%” will instead refer to “50%”).

•	In the event that the merger agreement is terminated by Rockville based on the board of directors of United having recommended or endorsed an acquisition proposal, then United will pay Rockville, by wire transfer of same day funds, 50% of the termination fee on the date of termination, and the remaining 50% of the termination fee on the earlier of the date United enters into a definitive agreement or consummates a transaction involving such acquisition proposal (or involving any other acquisition proposal with respect to which United enters into a definitive agreement or with respect to which United consummates a transaction, in either case within twelve months after the merger agreement is terminated) (provided that for purposes of the foregoing, all references in the definition of acquisition proposal to “25%” will instead refer to “50%”).

Rockville will pay United a termination fee if the merger agreement is terminated in the following circumstances (which are analogous to those described above):

•

In the event that, after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been made known to senior management of Rockville or has been made directly to its stockholders generally or any person has publicly announced (and not withdrawn) an acquisition proposal with respect to Rockville and (A) thereafter the merger agreement is terminated by either Rockville or United because the merger has not been completed prior to the termination date, and Rockville has failed to obtain the required vote of its stockholders at the duly convened Rockville stockholder meeting or any adjournment or postponement thereof at which a vote on the approval of the merger agreement is taken or (B) thereafter the merger agreement is terminated by United based on (w) a willful breach of the merger agreement by Rockville that would constitute the failure of a closing condition to be satisfied and that has not been cured during the permitted time period or by its nature cannot be cured during such period, (x) the board of directors of Rockville having failed to recommend in this joint proxy statement/prospectus that its stockholders approve the merger agreement, or having withdrawn, modified or qualified such recommendation in a manner adverse to United, or having resolved to do so, or having failed to recommend against acceptance of a tender offer or exchange offer for outstanding Rockville common stock that has been publicly disclosed (other than by United or an affiliate of United) within ten business days after the commencement of such tender or exchange offer, (y) the board of directors of Rockville having failed to issue a press release announcing its opposition to an acquisition proposal within ten business days after an acquisition proposal is publicly announced, or (z) the board of directors of Rockville having materially breached certain obligations, including with respect to the non-solicitation of acquisition proposals or calling a meeting of its stockholders and recommending that they adopt the merger agreement, and (C) within twelve months after the date of such termination, Rockville enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), then Rockville will, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay United the $15,000,000 termination fee by wire transfer of same day funds (provided that for purposes of the foregoing, all references in the definition of acquisition proposal to “25%” will instead refer to “50%”).

•	In the event that the merger agreement is terminated by United based on the board of directors of Rockville having recommended or endorsed an acquisition proposal, then Rockville will pay United, by wire transfer of same day funds, 50% of the termination fee on the date of termination, and the remaining 50% of the termination fee on the earlier of the date Rockville enters into a definitive agreement or consummates a transaction involving such acquisition proposal (or involving any other acquisition proposal with respect to which Rockville enters into a definitive agreement or with respect to which Rockville consummates a transaction, in either case within twelve months after the merger agreement is terminated) (provided that for purposes of the foregoing, all references in the definition of acquisition proposal to “25%” will instead refer to “50%”).

Each of the parties agrees that, upon termination of the merger agreement under circumstances where the termination fee is payable to it and such termination fee is paid in full, it will be precluded from any other remedy against the other party in connection with the merger agreement or the transactions contemplated thereby, at law or in equity or otherwise, and it will not seek to obtain any recovery, judgment or damages of any kind, including consequential, indirect or punitive damages, against the other party or any of the other party’s subsidiaries or any of their respective directors, officers, employees, partners, managers, members, stockholders or affiliates or their respective representatives in connection with the merger agreement or the transactions contemplated thereby.

Expenses and Fees

All costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense, except that the costs and expenses of printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger will be borne equally by Rockville and United.

Amendment, Waiver and Extension of the Merger Agreement

Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after approval of the matters presented in connection with merger by the stockholders of Rockville and United, except that after approval of the merger agreement by the respective stockholders of Rockville or United, there may not be, without further approval of such stockholders, any amendment of the merger agreement that requires further approval under applicable law.

At any time prior to the completion of the merger, the parties may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement, and waive compliance with any of the agreements or satisfaction of any conditions contained in the merger agreement, except that after approval of the merger agreement by the respective stockholders of Rockville or United, there may not be, without further approval of such stockholders, any extension or waiver of the merger agreement or any portion thereof that requires further approval under applicable law.

ACCOUNTING TREATMENT

The accounting principles applicable to this transaction as described in FASB ASC Topic 805-10-05-01 provide transactions that represent business combinations are to be accounted for under the acquisition method. The acquisition method requires all of the following steps: a) identifying the acquirer; b) determining the acquisition date; c) recognizing and measuring the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; and d) recognizing and measuring goodwill or a gain from a bargain purchase.

The appropriate accounting treatment for this transaction is as a business combination under the acquisition method. On the acquisition date, as defined by ASC 805, Rockville (the acquirer) will record at fair value the identifiable assets acquired and liabilities assumed, any noncontrolling interest, and goodwill (or a gain from a bargain purchase). The results of operations for the combined company will be reported prospectively subsequent to the acquisition date.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a general discussion of certain material U.S. federal income tax consequences of the merger to “U.S. holders” (as defined below) of United common stock that exchange their shares of United common stock for shares of Rockville common stock in the merger. The following discussion is based upon the Code, the U.S. Treasury regulations promulgated thereunder and judicial and administrative authorities, rulings and decisions, all as in effect as of the date of this joint proxy statement/prospectus. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.

The following discussion applies only to U.S. holders of shares of United common stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. holders in light of their particular circumstances and does not apply to U.S. holders subject to special treatment under the U.S. federal income tax laws (such as, for example, dealers or brokers in securities, commodities or foreign currencies, traders in securities that elect to apply a mark-to-market method of accounting, banks and certain other financial institutions, insurance companies, mutual funds, tax-exempt organizations, holders subject to the alternative minimum tax provisions of the Code, partnerships, S corporations or other pass-through entities or investors in partnerships, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, former citizens or residents of the United States, U.S. expatriates, holders whose functional currency is not the U.S. dollar, holders who hold shares of United common stock as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment, holders who acquired United common stock pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation, holders who exercise appraisal rights, or holders who actually or constructively own more than 5% of United common stock).

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of United common stock that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States, (2) a corporation, or entity treated as a corporation for U.S. federal income tax purposes, organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes, regardless of its source.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds United common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds United common stock, and any partners in such partnership, should consult their own independent tax advisors regarding the tax consequences of the merger to their specific circumstances.

Tax issues are complex. Determining the actual tax consequences of the merger to you will depend on your specific situation and on factors that are not within our knowledge or control. You should consult your own independent tax advisor as to the specific tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax, the net investment income tax, and any state, local, foreign and other tax laws and of changes in those laws.

Tax Consequences of the Merger Generally

The parties intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. It is a condition to the obligation of Rockville to complete the merger that Rockville receive an opinion from Hinckley, Allen & Snyder LLP, dated the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the obligation of United to complete the merger that United receive an opinion from Kilpatrick Townsend & Stockton LLP dated the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on facts and representations contained in representation letters provided by Rockville and United and on customary factual assumptions. Neither of the opinions described above will be binding on the Internal Revenue Service (which we refer to as the “IRS”) or any court. Rockville and United have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which those opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.

Gain or Loss on Exchange of Shares

Provided the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, upon exchanging your United common stock for Rockville common stock, you generally will not recognize gain or loss, except with respect to cash received instead of fractional shares of Rockville common stock (as discussed below). The aggregate tax basis of the Rockville common stock that you receive in the merger (including any fractional shares deemed received and redeemed for cash as described below) will equal your aggregate adjusted tax basis in the shares of United common stock you surrender in the merger. Your holding period for the shares of Rockville common stock that you receive in the merger (including any fractional share deemed received and redeemed for cash as described below) will include your holding period of the shares of United common stock that you surrender in the merger. If you acquired different blocks of United common stock at different times or at different prices, the Rockville common stock you receive will be allocated pro rata to each block of United common stock, and the basis and holding period of each block of Rockville common stock you receive will be determined on a block-for-block basis depending on the basis and holding period of the blocks of United common stock exchanged for such block of Rockville common stock.

Should the merger fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, then upon exchanging your United common stock for Rockville common stock, you generally would recognize gain or loss equal to the excess of the fair market value of the Rockville common stock received by you (plus any cash received by you in respect of fractional shares) over your tax basis in the United common stock given in exchange.

Cash Instead of Fractional Shares

If you receive cash instead of a fractional share of Rockville common stock, you will be treated as having received such fractional share of Rockville common stock pursuant to the merger and then as having sold such fractional share of Rockville common stock for cash. As a result, you generally will recognize gain or loss equal to the difference between the amount of cash received and the basis in your fractional share of Rockville common stock as set forth above. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such fractional share (including the holding period of shares of United common stock surrendered therefor) exceeds one year. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Net Investment Income Tax

In addition to the income tax consequences described above, you may subject to the unearned income Medicare contribution tax, imposed on your net investment income by the Health Care and Education Reconciliation Act of 2010 (effective for tax years beginning on or after January 1, 2013). Under this Act, you generally will be subject to a tax of 3.8% on your net investment income in each year, to the extent that your modified adjusted gross income exceeds a threshold amount (generally, $250,000 for joint return filers and $200,000 for single filers). Any gain recognized for income tax purposes pursuant to the above (including, in particular, any cash received in lieu of fractional shares) will, generally, be included in your “net investment income” for purposes of this Medicare contribution tax.

Information Reporting and Backup Withholding

If you are a non-corporate holder of United common stock, you may be subject, under certain circumstances, to information reporting and backup withholding (currently at a rate of 28%) on any cash payments you receive. You generally will not be subject to backup withholding, however, if you (1) furnish a correct taxpayer identification number, certify that you are not subject to backup withholding and otherwise comply with all the applicable requirements of the backup withholding rules; or (2) provide proof that you are otherwise exempt from backup withholding. Any amounts withheld under the backup withholding rules are not an additional tax and will generally be allowed as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the IRS.

This discussion of certain material U.S. federal income tax consequences is for general information purposes only and is not intended to be, and should not be construed as, tax advice. Holders of United common stock are urged to consult their independent tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

DESCRIPTION OF CAPITAL STOCK OF ROCKVILLE

As a result of the merger, United stockholders who receive shares of Rockville common stock in the merger will become stockholders of Rockville. Your rights as stockholder of Rockville will be governed by Connecticut law and the certificate of incorporation and bylaws of Rockville. The following briefly summarizes the material terms of Rockville common stock. We urge you to read the applicable provisions of the CBCA and Rockville’s certificate of incorporation and bylaws. Copies of Rockville’s and United’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see “Where You Can Find More Information.”

Authorized Capital Stock

Rockville’s authorized capital stock consists of 60,000,000 shares of common stock, no par value per share, and 2,000,000 shares of preferred stock, no par value per share. As of the record date, there were [            ] shares of Rockville common stock outstanding, and no shares of Rockville preferred stock outstanding.

Common Stock

Listing

Rockville common stock is listed on NASDAQ and traded under the symbol “RCKB.” Following the merger, shares of Rockville common stock will continue to be traded on NASDAQ but, because the name of the surviving corporation will be United Financial Bancorp, Inc., Rockville expects to change its symbol to “UBNK.”

Dividend Rights

The board of directors may authorize and Rockville may pay dividends and make distributions to stockholders to the extent permitted by law. Such dividends will be payable to stockholders of record at the close of business on the date determined by the board of directors; however, if the directors do not designate the record date, it will be the date the directors authorize the distribution. Distributions will be paid more than 70 days thereafter, and the directors may close the transfer books during the period from the day as of which the right to such dividend is determined through the day upon which it is paid. No dividend will be paid unless approved by a majority of directors at a meeting at which a quorum is present. Dividends may be paid in cash, property, or shares of Rockville.

Subject to the approval of the board of directors of the combined company, it is the current intention of each of Rockville and United that, following completion of the merger, the quarterly dividend on Rockville common stock will remain at $0.10 per share. However the board of directors may change its dividend policy at any time, and no assurances can be given that dividends will continue to be paid by Rockville or the combined company or that dividends, if paid, will not be reduced or eliminated in future periods.

Voting Rights

Each share of Rockville common stock is entitled to one vote on each matter submitted to a vote at a meeting of stockholders including in all elections for directors. Stockholders are not entitled to cumulative voting in the election for directors. Rockville stockholders may vote either in person or by proxy. Rockville’s certificate of incorporation provides that no person who beneficially owns 10% or more of any class of equity security of Rockville will be entitled or permitted to vote any shares held in excess of the 10% limit without the prior approval of two-thirds (2/3) of the board of directors and the prior written approval of the Connecticut Banking Commissioner.

Preemptive and Other Rights

Holders of Rockville common stock have no preemptive rights and have no other rights to subscribe for additional securities of Rockville under Connecticut law, nor does Rockville common stock have any conversion rights or rights of redemption. Upon liquidation, all holders of Rockville common stock are entitled to participate pro rata in Rockville’s assets available for distribution, subject to the rights of any class of preferred stock then outstanding.

For more information regarding the rights of holders of Rockville common stock, see “Comparison of Stockholders’ Rights.”

Preferred Stock

Rockville’s certificate of incorporation authorizes Rockville’s board of directors, without further stockholder action, to issue up to 2,000,000 shares of preferred stock, no par value per share, in one or more series and to fix the designation, powers, preferences and relative participating, optional and other special rights, qualifications, limitations and restrictions of a particular series of preferred stock. Rockville may amend from time to time its certificate of incorporation to increase the number of authorized shares of preferred stock. Any such amendment must first be proposed by the board of directors and thereafter be approved by not less than 80% of the total votes eligible to be cast on the proposal. As of the date of this joint proxy statement/prospectus, there are no shares of Rockville preferred stock outstanding.

COMPARISON OF STOCKHOLDERS’ RIGHTS

If the merger is completed, holders of United common stock will receive shares of Rockville common stock in exchange for their shares of United common stock. Rockville is organized under the laws of the State of Connecticut, and United is organized under the laws of the State of Maryland. The following is a summary of the material differences between (1) the current rights of United stockholders under the MGCL and United’s articles of incorporation and bylaws and (2) the current rights of Rockville stockholders under the CBCA and Rockville’s certificate of incorporation and bylaws, each as amended.

Rockville and United believe that this summary describes the material differences between the rights of holders of Rockville common stock as of the date of this joint proxy statement/prospectus and the rights of holders of United common stock as of the date of this joint proxy statement/prospectus; however, it does not purport to be a complete description of those differences. Copies of Rockville’s and United’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see “Where You Can Find More Information.”

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AUTHORIZED CAPITAL STOCK

Rockville’s certificate of incorporation authorizes it to issue up to 60,000,000 shares of common stock, no par value per share, and 2,000,000 shares of preferred stock, no par value per share. As of the record date for the Rockville special meeting, there were [ ] shares of Rockville common stock outstanding, and no shares of Rockville preferred stock outstanding.	United’s articles of incorporation authorize it to issue up to 100,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. As of the record date for the United special meeting, there were [ ] shares of United common stock outstanding, and no shares of United preferred stock outstanding.

VOTING LIMITATIONS

Rockville’s certificate of incorporation provides that no person will directly or indirectly offer to acquire or acquire the beneficial ownership of 10% or more of any class of any equity security of Rockville without the prior approval of two-thirds of the board of directors and the prior written approval of the Connecticut Banking Commissioner. In the event shares are acquired without obtaining such prior approvals, all shares beneficially owned by any person in excess of the 10% threshold will be considered “excess shares” and will not be counted as shares entitled to vote, will not be voted by any person or counted as voting shares in connection with any matter submitted to the stockholders for a vote, and will not be counted as outstanding for purposes of determining the affirmative vote necessary to approve any matter submitted to the stockholders.	United’s articles of incorporation provide that in no event will any record owner of any outstanding common stock that is beneficially owned, directly or indirectly, by a person who, as of any record date, beneficially owns in excess of 10% of the then-outstanding shares of United common stock, be entitled, or permitted to any vote in respect of the shares held in excess of such 10% threshold. The number of votes that may be cast by any record owner who is the beneficial owner of more than 10% of the then-outstanding shares of United common stock will be a number equal to the total number of votes that a single record owner of all common stock owned by such person would be entitled to cast after giving effect to the foregoing provision, multiplied by a fraction, the numerator of which is the number of shares of such class or series beneficially owned by such person and owned of record by such record owner and the denominator of which is the total number of shares of common stock beneficially owned by such person. The foregoing voting limitations are not applicable if such acquisition is approved in advance by a majority of United’s “unaffiliated directors.” The term “unaffiliated director” means any member of the board of directors

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who is unaffiliated with the person acquiring stock in excess of the 10% limit and was a member of the board of directors prior to the time that the person acquired shares in excess of the 10% limit, and any director who is thereafter chosen to fill any vacancy on the board of directors and who is elected and who, in either event, is unaffiliated with the person acquiring such stock and in connection with his or her initial assumption of office is recommended for appointment or election by a majority of the unaffiliated directors then serving on the board of directors.

SIZE OF BOARD OF DIRECTORS AND CLASSES OF DIRECTORS

Rockville’s certificate of incorporation and bylaws currently provide that the size of Rockville’s board of directors will be fixed from time to time by resolution of the board of directors adopted by a majority of the directors present at a meeting at which a quorum is present. Rockville’s certificate of incorporation and bylaws currently provide that Rockville’s board will consist of no fewer than 8 and no more than 16 directors, and will be divided into four classes as nearly equal in number as possible, with each class serving four-year terms and consisting of no fewer than two nor more than four directors.

The merger agreement requires Rockville to submit to its stockholders a certificate of amendment, which amendment, if approved by not less than 80% of the outstanding shares of Rockville common stock, would set the number of directors in accordance with the bylaws (effectively raising the number of directors from 16 to 20) and reclassify the board of directors from a four-class board with staggered four-year terms to a three-class board with staggered three-year terms.

On November 14, 2013, the board of directors of Rockville adopted a resolution amending Rockville’s bylaws, effective as of the effective time of the merger, to provide that during the three–year period beginning immediately following the effective time of the merger and extending through the point in time immediately prior to the later of Rockville’s third annual meeting of stockholders following the effective time of the merger (or special meeting in lieu thereof) or Rockville’s 2017 annual meeting of stockholders (which we refer to as the “three-year period”), the number of directors of Rockville will be determined by a two-thirds vote of the entire board of directors; provided the board of directors will consist of an equal number of Rockville directors and United directors.

United’s bylaws provide that United has elected to be governed by Section 3-804(b) of the MGCL, which means the number of directors may be fixed from time to time exclusively by vote of the board of directors; provided, however, such number will never be less than the minimum number of directors required by the MGCL now or hereafter in force. Section 2-402 of the MGCL requires a minimum of one director. Currently, United has 10 directors. In accordance with United’s bylaws, the board is divided into three classes, as nearly equal in number as reasonably possible, with each class serving three-year terms, or such shorter term as determined by the board of directors.

ROCKVILLE	UNITED

REMOVAL OF DIRECTORS

Rockville’s bylaws and certificate of incorporation provide that at a meeting of stockholders called expressly for such purpose, any director may be removed only for cause by a vote of not less than two-thirds of the board of directors and 80% of the shares then entitled to vote at an election of directors.	United’s articles of incorporation provide that subject to the rights of the holders of any series of preferred stock then outstanding, any director, or the entire board of directors, may be removed from office at any time, but only for cause and only by the affirmative vote of at least 80% of the voting power of all of the then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

FILLING VACANCIES ON THE BOARD OF DIRECTORS

On November 14, 2013, the board of directors of Rockville adopted a resolution amending Rockville’s bylaws, effective as of the effective time of the merger, to provide that any vacancy occurring on the board of directors, including a vacancy resulting from an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors although less than a quorum of the board of directors; provided, however, that, during the three–year period, the board of directors will consider for election only nominees recommended by the governance and nominating committee. A director elected to fill a vacancy, including a vacancy resulting from an increase in the number of directors, will be elected to serve for a term expiring at the next annual meeting at which directors are elected and which such director’s successor will have been elected and qualified.	United’s bylaws provide that United has elected to be subject to Section 3-804(c) of the MGCL, which provides that any vacancies in the board of directors resulting from an increase in the size of the board of directors or the death, resignation or removal of a director may be filled only by the affirmative vote of two-thirds of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies. No decrease in the number of directors will shorten the term of any incumbent director.

SPECIAL MEETINGS OF STOCKHOLDERS

Under Rockville’s bylaws, special meetings of the stockholders may be called for any purpose or purposes at any time by the chairman of the board, the president (the chief executive officer as of the effective time of the merger) or the secretary upon the written request of a majority of the directors or the holders of not less than 10% of all of the outstanding capital stock of Rockville entitled to vote at the meeting. Such written request must state the purpose or purposes of the meeting and must be delivered to Rockville’s secretary. Business to be transacted at any special meeting will be limited to the purpose or purposes stated in the notice for such meeting.	United’s bylaws provide that special meetings of stockholders may be called by the president or by the board of directors pursuant to a resolution adopted by a majority of the total number of directors that United would have if there were no vacancies on the board of directors (the “whole board”). Special meetings of the stockholders must be called by the secretary at the request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting. Requests by stockholders must state the purpose or purposes of the meeting and the matters proposed to be acted upon at the meeting, and must be delivered to United’s secretary. The stockholder will be obligated to pay the estimated cost of preparing and mailing a notice of the meeting and, upon payment of these costs, the secretary will notify each stockholder entitled to notice of the meeting.

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QUORUM

Under Rockville’s bylaws, a majority of the outstanding shares entitled to vote, represented in person or by proxy, will constitute a quorum at a meeting of stockholders. If less than a majority of the outstanding shares is represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is set for that adjourned meeting. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to constitute less than a quorum.	United’s bylaws provide that at any meeting of the stockholders, a majority of all of the shares of stock entitled to vote at the meeting, present in person or by proxy, will constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law. If a quorum is not present at any meeting, the chairman of the meeting or a majority of the shares of stock who are present at the meeting, in person or by proxy, may adjourn the meeting to another place, date or time without further notice to a date not more than 120 days after the original record date for the meeting. At any adjourned meeting, any business may be transacted that might have been transacted at the original meeting.

NOTICE OF STOCKHOLDERS MEETINGS

Rockville’s bylaws provide that written notice stating the place, day, and hour of a stockholders meeting and the purpose(s) for which the meeting is called must be delivered not fewer than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting. When any stockholders’ meeting, either annual or special, is adjourned to a different date, time or place, notice need not be given of the new date, time or place if the new date, time or place is announced at the meeting before adjournment. If a new record date for the adjourned meeting is or must be fixed under the provisions of the CBCA, notice of the adjourned meeting must be given to persons who are stockholders as of the new record date. Section 33-701(c) of the CBCA provides that the board of directors must fix a new record date if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting.	United’s bylaws provide that notice of each stockholders meeting must be provided by the secretary not less than 10 nor more than 90 days before the meeting. A person who is entitled to notice will be deemed to have waived notice if such person, before or after the meeting, delivers a written waiver or waiver by electronic transmission which is filed with the records of the stockholders’ meetings, or is present at the meeting in person or by proxy. A meeting of stockholders convened on the date for which it was called may be adjourned from time to time without further notice to a date not more than 120 days after the original record date. At any adjourned meeting, any business may be transacted that might have been transacted at the original meeting.

ADVANCE NOTICE OF STOCKHOLDER DIRECTOR NOMINATIONS AND NEW BUSINESS PROPOSALS

Rockville’s bylaws establish an advance notice procedure with regard to director nominations and other new business proposals to be brought before Rockville’s annual meeting by stockholders. For nominations to be properly brought before an annual meeting of stockholders, such nominations must be stated in writing and filed with Rockville’s secretary at least 100 days prior to any meeting called for the election of directors; provided however, that if fewer than 100 days’ notice of the meeting is given to stockholders, such nominations must be filed with Rockville’s secretary at least 10	United’s bylaws establish an advance notice procedure with regard to proposals and nominations to be brought before United’s annual meeting by stockholders. For proposals or nominations to be properly brought before an annual meeting of stockholders, the stockholder must provide notice to United’s secretary, which notice must include specific information required by United’s bylaws and be received by the secretary no later than the 90th day and no earlier than the 120th day prior to the anniversary date of the date of the proxy statement

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business days following the earlier of (a) the date on which notice of such meeting was given to stockholders; or (b) the date on which a public announcement of such meeting was first made. All nominations must comply with the board of directors’ nomination policy.

For new business to be properly brought before an annual meeting by a stockholder, such new business must be stated in writing and filed with Rockville’s secretary at least 30 days before the date of the annual meeting, and all business so stated, proposed, and filed will be considered at the annual meeting. However, no other proposal other than at the direction of the board of directors will be acted upon at the annual meeting.

for the prior year’s annual meeting. However, if the date of the annual meeting is advanced by more than 20 days, or delayed by more than 60 days, from the anniversary date of the prior year’s annual meeting, notice by the stockholder must be received no later than the 90th day and no earlier than the 120th day prior to the date of such annual meeting.

The notice required to be provided by the stockholders must include, among other things, a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting or to nominate the person named in its notice. With respect to nominations, the stockholder’s notice must also be accompanied by a written consent of each proposed nominee to be named as a nominee and to serve as a director if elected.

ANTI-TAKEOVER PROVISIONS AND OTHER STOCKHOLDER PROTECTIONS

Rockville’s certificate of incorporation provides that the provisions of Section 33-844 of the CBCA, which generally prohibit business combinations with an interested stockholder for five years from the interested stockholder’s acquisition date, apply to Rockville. Section 33-844 of the CBCA provides that Rockville will not engage in any business combination with any interested stockholder of Rockville for a period of five years following such interested stockholder’s stock acquisition date unless such business combination or the purchase of stock made by such interested stockholder on such interested stockholder’s stock acquisition date is approved by the board of directors of Rockville and by a majority of the nonemployee directors (of which there must be at least two) prior to such interested stockholder’s stock acquisition date. If a good faith proposal is made in writing to the board of directors of Rockville regarding a business combination, the board of directors must respond, in writing, within 45 days or such shorter period, if any, as may be required by the Securities Exchange Act of 1934 (which we refer to as the “Exchange Act”), setting forth its reasons for its decision regarding such proposal. If a good faith proposal to purchase stock is made in writing to the board of directors of Rockville, the board of directors, unless it responds affirmatively in writing within 45 days or such shorter period, if any, as may be required by the Exchange Act, will be deemed to have disapproved such stock purchase. In general the CBCA defines “interested stockholder” as any holder of 10% or more of the outstanding voting stock.	Sections 3.601 to 3.603 of the MGCL prohibit a business combination between a corporation and an interested stockholder (for purposes of the MGCL, one who beneficially owns 10% or more of the voting power) for a period of five years after the most recent date on which the interested stockholder became an interested stockholder, unless the transaction has been approved by the board of directors before the most recent date on which the interested stockholder became an interested stockholder or the corporation has exempted itself from the statute pursuant to a provision in its articles of incorporation. After the five-year period has elapsed, a corporation subject to the statutory requirements may not consummate a business combination with an interested stockholder unless (1) the transaction has been recommended by the board of directors and (2) the transaction has been approved by (a) 80% of the outstanding shares entitled to be cast and (b) two-thirds of the votes entitled to be cast other than shares owned by the interested stockholder. This approval requirement need not be met if certain fair price and terms criteria have been satisfied.

ROCKVILLE	UNITED

LIMITATION OF PERSONAL LIABILITY OF OFFICERS AND DIRECTORS

Section 33-636(b)(4) of the CBCA allows Rockville to include in its certificate of incorporation a provision limiting the personal liability of a director to Rockville or its stockholders for monetary damages in respect of claims for breach of duty as a director, and Rockville has provided in its certificate of incorporation that each director’s liability will be limited to the amount of the compensation received by such director for serving on the board during the year of the violation, provided such breach did not (a) involve a knowing and culpable violation of law by the director, (b) enable the director or an associate, as defined in Section 33-843(3) of the CBCA, to receive an improper personal economic gain, (c) show a lack of good faith and a conscious disregard for the duty of the director to Rockville under circumstances in which the director was aware that his or her conduct or omission created an unjustifiable risk of serious injury to Rockville, (d) constitute a sustained and unexcused pattern of inattention that amounted to an abdication of the director’s duty to Rockville, or (e) create liability under Section 36a-58 of the Connecticut General Statutes. Any lawful repeal or modification of such limitations of liability by the stockholders and the board of directors will not adversely affect any right or protection of a director existing at or prior to the time of such repeal or modification.	Consistent with the MGCL, United’s articles of incorporation provide that an officer or director of United, as such, will not be liable to United or its stockholders for money damages, except (a) to the extent that it is proved that the person actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received; or (b) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding; or (c) to the extent otherwise provided by the MGCL. If the MGCL is amended to further eliminate or limit the personal liability of officers and directors, then the liability of officers and directors of United will be eliminated or limited to the fullest extent permitted by the MGCL, as so amended. Any repeal or modification by the stockholders of the limitation on indemnity set forth in the articles of incorporation will not adversely affect any right or protection of a director or officer existing at the time of such repeal or modification.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Rockville’s bylaws provide that Rockville will indemnify and reimburse each of its current and former directors, officers or employees, or any other agents or persons performing on behalf of Rockville, and their heirs, executors, or administrators, to the fullest extent permitted by law, including but not limited to those situations for which reimbursement and indemnification is permitted under Sections 33-770 through 33-778, inclusive, of the CBCA. In no event will any indemnification payments made by Rockville exceed the amount permissible under the CBCA or the limitations on indemnification imposed by Section 18(k) of the Federal Deposit Insurance Act and the regulations issued thereunder by the Federal Deposit Insurance Corporation.	United’s articles of incorporation provide that United will indemnify (a) its current and former directors and officers, whether serving United or at its request any other entity, to the fullest extent required or permitted by the MGCL now or hereafter in force, including the advancement of expenses and to the fullest extent permitted by law, and (b) other employees and agents to such extent as authorized by the board of directors and permitted by law. However, except with respect to proceedings to enforce rights to indemnification, United will only indemnify a director in connection with a proceeding initiated by such director if such proceeding was authorized by the board of directors. The MGCL provides that unless otherwise provided in the corporation’s articles of incorporation, a director or officer (but not an employee or agent) who is successful on the merits or otherwise in defense of any proceeding must be indemnified against reasonable expenses.

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DIRECTORS AND OFFICERS INSURANCE

Section 33-777 of the CBCA provides that a corporation may purchase insurance on behalf of a director, officer, employee or agent against any liability asserted against such director in his capacity as a director, officer, employee or agent, whether or not the corporation itself would have the power to advance expenses to or indemnify such person against such liability under the CBCA.

Neither Rockville’s certificate of incorporation nor its bylaws require that Rockville maintain such insurance.

United’s articles of incorporation provide that United may maintain insurance, at its expense, to insure itself and any director, officer, employee or agent of United or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not United would have the power to indemnify such person against such expense, liability or loss under the MGCL.

AMENDMENTS TO ARTICLES OF INCORPORATION

Pursuant to Rockville’s certificate of incorporation, any amendment, addition, alteration, change or repeal of the certificate of incorporation must be first proposed by the board of directors and thereafter must be approved by the stockholders by the affirmative vote of a majority of the total votes eligible to be cast at a meeting; provided that the approval of not less than 80% of the total votes eligible to be cast must be received to amend the sections of Rockville’s certificate of incorporation relating to authorized capital stock, restrictions on ownership of stock, preemptive rights, directors, consideration of a merger or other business combination, removal of directors, business combinations with interested persons, approval of other business combinations, the procedures governing the amendment of Rockville’s certificate of amendment and Rockville’s liquidation account

United’s articles of incorporation may generally be amended or repealed in the manner prescribed by the MGCL, and no stockholder approval will be required unless required by the MGCL. United’s articles of incorporation provide the board of directors, pursuant to a resolution approved by a majority of the whole board (rounded up to the nearest whole number), and without action by the stockholders, may amend the articles to increase or decrease the aggregate number of shares of stock or the number of any class or series that United has authority to issue. An amendment to the articles of incorporation may only be submitted to the stockholders if the board of directors has (a) approved the proposed amendment, (b) determined that the proposed amendment is advisable, and (c) directed that the proposed amendment be submitted for consideration at either an annual or special meeting of the stockholders pursuant to a resolution approved by the board of directors. Any proposed amendment or repeal of any provision of the articles may be abandoned by the board of directors at any time before its effective time by a resolution approved by a majority of the whole board (rounded up to the nearest whole number).

An amendment to the articles of incorporation must be approved by the stockholders by an affirmative vote of at least two-thirds of the votes entitled to be cast on the matter. However, an amendment to the articles of incorporation need only be approved by the vote of a majority of the votes entitled to be cast on the matter if the amendment is approved pursuant to a resolution approved by at least two-thirds of the whole board (rounded up to the nearest whole number). Notwithstanding the foregoing, the approval of at least 80% of the total votes eligible to be cast must be received to amend or repeal the

ROCKVILLE	UNITED

sections of United’s articles of incorporation relating to certain matters regarding United’s capital stock, directors, the amendment of United’s bylaws, the evaluation of certain transactions or offers, the indemnification of directors and officers, the limitation of directors’ liabilities and the procedures for amending the articles of incorporation.

Section 2-604 of the MGCL provides that if a proposed amendment to the articles of incorporation is to be submitted to the stockholders, a corporation must provide a notice to the stockholders which states that a purpose of the meeting will be to act on the proposed amendment. Any amendment to the articles that is submitted to the stockholders must be approved by the stockholders by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter.

AMENDMENTS TO BYLAWS

On November 14, 2013, the board of directors of Rockville adopted a resolution amending Rockville’s bylaws, effective as of the effective time of the merger, to provide that the bylaws may be amended by: (a) a majority vote of the board of directors, unless a different vote requirement is prescribed in the bylaws or (b) a majority vote of the votes cast by the stockholders at any meeting, provided that an amendment by the stockholders to the provisions of Articles II (relating to stockholders), III (relating the board of directors) or XII (relating to amendments to the bylaws) requires a vote of not less than 80% of the outstanding capital stock. No bylaws may be amended or repealed unless written notice of such proposed action has been given with respect to the meeting at which such action will be taken. In addition, the bylaws provide that during the three–year period, any amendment or repeal or provision inconsistent with the provisions of Article IV of the bylaws (relating to Committees) must be adopted by an affirmative vote of at least two-thirds of the full board of directors.	United’s articles of incorporation provide that the board of directors is expressly empowered to adopt, amend or repeal United’s bylaws. Any adoption, amendment or repeal of the bylaws by the board of directors requires the approval of a majority of the whole board. The stockholders also have the power to adopt, amend or repeal the bylaws. In addition to any vote of the holders of any class or series of stock required by law or by the articles of incorporation, the affirmative vote of at least 80% of the voting power of all of the then-outstanding shares of the capital stock entitled to vote generally in the election of directors, voting together as a single class, is required for the adoption, amendment or repeal of any provisions of the bylaws by the stockholders.

ACTION BY WRITTEN CONSENT OF THE STOCKHOLDERS

Section 33-698 of the CBCA provides that action required or permitted under any provision of CBCA to be taken at a stockholders’ meeting may be taken without a meeting if the action is taken by all the stockholders entitled to vote on the action, provided such action is evidenced by one or more written consents bearing the date of signature and describing the action taken and signed by all the stockholders entitled to vote on the action.	United’s bylaws provide that any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting if a unanimous consent which sets forth the action is given in writing or by electronic transmission by each stockholder entitled to vote on the matter.

COMPARATIVE MARKET PRICES AND DIVIDENDS

Rockville common stock is listed on NASDAQ under the symbol “RCKB,” and United common stock is listed on NASDAQ under the symbol “UBNK.” The following table sets forth the high and low reported closing sale prices per share of Rockville common stock and United common stock, and the cash dividends declared per share for the periods indicated.

	Rockville Common Stock			United Common Stock
	High	Low	Dividend	High	Low	Dividend
Quarter Ended:
March 31, 2011	$10.87	$8.09	$0.043	$16.51	$13.84	$0.08
June 30, 2011	10.50	9.38	0.065	16.76	14.35	0.08
September 30, 2011	10.54	8.89	0.065	16.75	13.68	0.09
December 31, 2011	10.51	9.31	0.075	17.02	13.49	0.09

March 31, 2012	$11.99	$10.35	$0.08	$16.88	$15.15	$0.09
June 30, 2012	11.90	10.94	0.09	16.52	13.68	0.09
September 30, 2012	12.33	11.39	0.09	14.93	13.73	0.10
December 31, 2012	13.49	12.22	0.26	15.75	14.13	0.10

March 31, 2013	$13.26	$12.53	$0.10	$16.32	$14.44	$0.10
June 30, 2013	13.54	12.27	0.10	16.47	14.25	0.11
September 30, 2013	13.50	12.83	0.10	17.00	15.24	0.11
December 31, 2013 (through December 17, 2013)	15.42	12.68	0.10	20.47	15.60	0.11

As of [                    ], 2014, there were approximately [            ] registered holders of Rockville common stock and approximately [            ] registered holders of United common stock.

Each of Rockville and United stockholders are advised to obtain current market quotations for Rockville common stock and United common stock. The market price of Rockville common stock and United common stock will fluctuate between the date of this joint proxy statement/prospectus and the date of completion of the merger. No assurance can be given concerning the market price of Rockville common stock or United common stock before or after the effective date of the merger. Changes in the market price of Rockville common stock prior to the completion of the merger will affect the market value of the merger consideration that United stockholders will receive upon completion of the merger.

LEGAL MATTERS

The validity of the Rockville common stock to be issued in connection with the merger will be passed upon for Rockville by Hinckley, Allen & Snyder LLP (Hartford, Connecticut). Certain U.S. federal income tax consequences relating to the merger will also be passed upon for Rockville by Hinckley, Allen & Snyder LLP (Hartford, Connecticut) and for United by Kilpatrick Townsend & Stockton LLP (Washington, D.C.).

EXPERTS

Rockville

The consolidated financial statements of Rockville as of December 31, 2012 and 2011 and each of the three years in the period ended December 31, 2012 have been incorporated by reference into this joint proxy statement/prospectus in reliance on the report of Wolf & Company, P.C., an independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing in giving said reports.

United

The consolidated financial statements of United as of December 31, 2012 and 2011 and each of the two years in the period ended December 31, 2012 have been incorporated by reference into this joint proxy statement/prospectus in reliance on the report of Wolf & Company, P.C., an independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing in giving said reports.

The consolidated financial statements of United for the year ended December 31, 2010 incorporated by reference into this joint proxy statement/prospectus have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

DEADLINES FOR SUBMITTING STOCKHOLDER PROPOSALS

Rockville

Under SEC rules, holders of Rockville common stock who wish to make a proposal to be included in Rockville’s proxy statement and proxy for Rockville’s 2014 annual meeting of stockholders must deliver the proposal to the executive offices of Rockville by November 17, 2013 if Rockville’s 2014 annual meeting is held within 30 days of May 16, 2014. If the date of the 2014 annual meeting is changed by more than 30 days from May 16, 2014, then the deadline is a reasonable time before Rockville begins to print and send its proxy materials. Any proposals will be subject to the requirements of the proxy rules adopted under the Exchange Act, Rockville’s certificate of incorporation and bylaws and the CBCA. Rockville’s 2014 annual meeting of stockholders is currently scheduled for May 15, 2014.

In addition, Rockville’s bylaws establish procedures with regard to director nominations and other business proposals to be brought before Rockville’s 2014 annual meeting but not included in Rockville’s proxy statement or form of proxy for that meeting. Any new business to be taken up at the annual meeting other than at the direction of the Rockville board of directors will be stated in writing and filed with Rockville’s corporate secretary at least thirty (30) days before the date of the annual meeting, and all business so stated, proposed, and filed will be considered at the annual meeting; but no other proposal other than at the direction of the board of directors will be acted upon at the annual meeting. Any nominations of directors by stockholders of record will be stated in writing and filed with Rockville’s corporate secretary at least one hundred (100) days prior to the annual meeting; provided however, that if fewer than 100 days’ notice of the meeting is given to stockholders, such nomination will be filed with the corporate secretary at least ten (10) business days following the earlier of (1) the date on which notice of such meeting was given to stockholders; or (2) the date on which a public announcement of such meeting was first made. All nominations must comply with Rockville’s nomination policy.

United

If the merger occurs in the expected timeframe, there will be no United annual meeting of stockholders in 2014. In that case, stockholder proposals must be submitted to Rockville’s corporate secretary in accordance with the procedures described above. In case the merger is not completed, United stockholders should follow the provisions below.

To be eligible for inclusion in the proxy materials for United’s 2014 annual meeting of stockholders, any stockholder proposal to take action at such meeting must be received at United’s executive office, 95 Elm Street, West Springfield, Massachusetts 01089, no later than November 18, 2013. Any such proposals will be subject to the requirements of the proxy rules adopted under the Exchange Act. If the 2014 annual meeting is held on a date more than 30 calendar days from April 18, 2014, a stockholder proposal must be received by a reasonable time before United begins to print and mail its proxy solicitation materials. Any stockholder proposals will be subject to the requirements of the proxy rules adopted by the SEC.

The bylaws of United provide an advance notice procedure for certain business or nominations to the board of directors to be brought before an annual meeting. For a stockholder to properly bring business before an annual meeting or to propose a nominee to the board, the stockholder must give written notice to the corporate secretary of United not later than the close of business on the 90th day before the date of the annual meeting and not earlier than the close of business on the 120th day before the date of the annual meeting. No adjournment or postponement of a meeting of stockholders will commence a new period for the giving of notice hereunder.

A stockholder’s notice must set forth (1) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, and in the case of nominations to the board of directors, certain information regarding the nominees; (2) the name and address of the stockholder as they appear on United’s books and of the beneficial owner, if any, on whose behalf the proposal is made; (3) the number of shares of capital stock of United that are owned beneficially or of record by the stockholder and the beneficial owner; (4) a description of all arrangements or understandings between the stockholder and any other person or persons (including their names) in connection with the proposal of such business by the stockholder and any material interest of the stockholder in such business; and (5) a representation that the stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting. Nothing in this paragraph will be deemed to require United to include in its proxy statement any stockholder proposal that does not meet all of the requirements for inclusion established by the SEC in effect at the time such proposal is received.

WHERE YOU CAN FIND MORE INFORMATION

Rockville has filed with the SEC a registration statement under the Securities Act of 1933, as amended, that registers the issuance of the shares of Rockville common stock to be issued in connection with the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes the prospectus of Rockville in addition to being a proxy statement for Rockville and United stockholders. The registration statement, including this joint proxy statement/prospectus and the attached exhibits and schedules, contains additional relevant information about Rockville and Rockville common stock.

Rockville and United also file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, such as Rockville and United, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by Rockville with the SEC are also available at Rockville’s website at www.rockvillefinancialinc.com under the tab “SEC Filings.” The reports and other information filed by United with the SEC are available at United’s website at www.bankatunited.com under the tab “Investor Relations,” and then under the heading “SEC Filings.” The web addresses of the SEC, Rockville and United are included as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those websites is not part of this joint proxy statement/prospectus.

The SEC allows Rockville and United to incorporate by reference information in this joint proxy statement/prospectus. This means that Rockville and United can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information that is included directly in this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that Rockville and United previously filed with the SEC. They contain important information about the companies and their financial condition.

Rockville SEC Filings
(SEC File No. 001-35028)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2012

Quarterly Reports on Form 10-Q	Quarters ended March 31, 2013, June 30, 2013 and September 30, 2013

Current Reports on Form 8-K or 8-K/A	Filed on January 2, 2013, January 16, 2013, March 21, 2013, April 17, 2013, May 20, 2013 (two Forms 8-K), May 23, 2013, June 14, 2013, July 5, 2013, July 17, 2013, July 23, 2013, October 16, 2013, November 15, 2013, November 18, 2013, November 20, 2013 and November 21, 2013 (other than any portions of the documents deemed to be furnished and not filed)

Definitive Proxy Statement on Schedule 14A	Filed on April 4, 2013

Rockville also incorporates by reference the description of its common stock contained in its Registration Statement on Form S-1 originally filed with the SEC on September 16, 2010 (File No. 333-169439), and all amendments or reports filed for the purpose of updating such description

United SEC Filings
(SEC File No. 000-52947)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2012

Quarterly Reports on Form 10-Q	Quarters ended March 31, 2013 (and amendment filed on May 8, 2013), June 30, 2013 and September 30, 2013

Current Reports on Form 8-K or 8-K/A	Filed on January 30, 2013, February 26, 2013, February 28, 2013, April 10, 2013, April 19, 2013, July 8, 2013, August 16, 2013, October 7, 2013, November 15, 2013 and November 20, 2013 (other than any portions of the documents deemed to be furnished and not filed)

Definitive Proxy Statement on Schedule 14A	Filed on March 18, 2013

Rockville and United also incorporate by reference additional documents filed with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and, in the case of Rockville, the date of the Rockville special meeting, and, in the case of United, the date of the United special meeting, provided that Rockville and United are not incorporating by reference any information furnished to, but not filed with, the SEC.

Except where the context otherwise indicates, Rockville has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to Rockville, and United has supplied all information contained or incorporated by reference relating to United.

Documents incorporated by reference are available from Rockville and United without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. You can obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following address and phone number:

Rockville Financial, Inc.	United Financial Bancorp, Inc.
45 Glastonbury Boulevard, Suite 200	95 Elm Street
Glastonbury, CT 06033	West Springfield, MA 01089
Attention: Marliese L. Shaw	Attention: Dena Hall
Senior Vice President, Investor Relations Officer	Senior Vice President, Marketing
Telephone: (860) 291-3622	Telephone: (413) 787-1292

Rockville and United stockholders requesting documents must do so by [            ] to receive them before their respective meetings. You will not be charged for any of these documents that you request. If you request any incorporated documents from Rockville or United, Rockville and United, respectively, will mail them to you by first class mail, or another equally prompt means, within one business day after receiving your request.

Neither Rockville nor United has authorized anyone to give any information or make any representation about the merger or the companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated in this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

ANNEX A

AGREEMENT AND PLAN OF MERGER

by and between

UNITED FINANCIAL BANCORP, INC.

and

ROCKVILLE FINANCIAL, INC.

Dated as of November 14, 2013

ARTICLE I		A-1

THE MERGER		A-1

1.1	The Merger	A-1

1.2	Effective Time	A-1

1.3	Effects of the Merger	A-1

1.4	Conversion of United Common Stock	A-1

1.5	Rockville Common Stock	A-2

1.6	United Stock Options; United Restricted Stock Awards	A-2

1.7	Certificate of Incorporation of Surviving Corporation	A-3

1.8	Bylaws of Surviving Corporation	A-3

1.9	Tax Consequences	A-3

1.10	Bank Merger	A-3

1.11	Headquarters of Surviving Corporation; Name	A-4

ARTICLE II		A-4

EXCHANGE OF SHARES		A-4

2.1	Rockville to Make Shares Available	A-4

2.2	Exchange of Shares	A-4

ARTICLE III		A-6

REPRESENTATIONS AND WARRANTIES OF UNITED		A-6

3.1	Corporate Organization	A-6

3.2	Capitalization	A-7

3.3	Authority; No Violation	A-8

3.4	Consents and Approvals	A-8

3.5	Reports	A-9

3.6	Financial Statements	A-9

3.7	Broker’s Fees	A-11

3.8	Absence of Certain Changes or Events	A-11

3.9	Legal Proceedings	A-11

3.10	Taxes and Tax Returns	A-11

3.11	Employees	A-12

3.12	SEC Reports	A-14

3.13	Compliance with Applicable Law	A-14

3.14	Certain Contracts	A-15

3.15	Agreements with Regulatory Agencies	A-16

3.16	Risk Management Instruments	A-16

3.17	Environmental Matters	A-17

3.18	Investment Securities and Commodities	A-17

3.19	Real Property	A-17

3.20	Intellectual Property	A-18

3.21	Related Party Transactions	A-18

3.22	State Takeover Laws	A-18

3.23	Reorganization	A-18

3.24	Opinion	A-18

3.25	United Information	A-19

3.26	Loan Portfolio	A-19

3.27	Insurance	A-20

3.28	Approvals	A-20

3.29	No Other Representations or Warranties	A-20

ARTICLE IV		A-21

REPRESENTATIONS AND WARRANTIES OF ROCKVILLE		A-21

4.1	Corporate Organization	A-21

4.2	Capitalization	A-21

4.3	Authority; No Violation	A-22

4.4	Consents and Approvals	A-23

4.5	Reports	A-24

4.6	Financial Statements	A-24

4.7	Broker’s Fees	A-25

4.8	Absence of Certain Changes or Events	A-25

4.9	Legal Proceedings	A-25

4.10	Taxes and Tax Returns	A-26

4.11	Employees	A-26

4.12	SEC Reports	A-28

4.13	Compliance with Applicable Law	A-29

4.14	Certain Contracts	A-29

4.15	Agreements with Regulatory Agencies	A-30

4.16	Risk Management Instruments	A-31

4.17	Environmental Matters	A-31

4.18	Investment Securities and Commodities	A-31

4.19	Real Property	A-31

4.20	Intellectual Property	A-32

4.21	Related Party Transactions	A-32

4.22	State Takeover Laws	A-32

4.23	Reorganization	A-32

4.24	Opinion	A-32

4.25	Rockville Information	A-32

4.26	Loan Portfolio	A-33

4.27	Insurance	A-34

4.28	Approvals	A-34

4.29	No Other Representations or Warranties	A-34

ARTICLE V		A-34

COVENANTS RELATING TO CONDUCT OF BUSINESS		A-34

5.1	Conduct of Businesses Prior to the Effective Time	A-34

5.2	Forbearances	A-35

ARTICLE VI		A-38

ADDITIONAL AGREEMENTS		A-38

6.1	Regulatory Matters	A-38

6.2	Access to Information	A-39

6.3	Stockholders’ Approvals	A-39

6.4	Legal Conditions to Merger	A-40

6.5	Stock Exchange Listing	A-41

6.6	Employee Benefit Plans	A-41

6.7	Indemnification; Directors’ and Officers’ Insurance	A-42

6.8	Additional Agreements	A-43

6.9	Advice of Changes	A-43

6.10	Dividends	A-44

6.11	Corporate Governance	A-44

6.12	Acquisition Proposals	A-45

6.13	Public Announcements	A-46

6.14	Change of Method	A-46

6.15	Takeover Statutes	A-46

6.16	Exemption from Liability Under Section 16(b)	A-46

ARTICLE VII		A-47

CONDITIONS PRECEDENT		A-47

7.1	Conditions to Each Party’s Obligation To Effect the Merger	A-47

7.2	Conditions to Obligations of Rockville	A-47

7.3	Conditions to Obligations of United	A-48

ARTICLE VIII		A-49

TERMINATION AND AMENDMENT		A-49

8.1	Termination	A-49

8.2	Effect of Termination	A-50

8.3	Amendment	A-52

8.4	Extension; Waiver	A-52

ARTICLE IX		A-52

GENERAL PROVISIONS		A-52

9.1	Closing	A-52

9.2	Nonsurvival of Representations, Warranties and Agreements	A-52

9.3	Expenses	A-52

9.4	Notices	A-52

9.5	Interpretation	A-53

9.6	Counterparts	A-53

9.7	Entire Agreement	A-54

9.8	Governing Law; Jurisdiction	A-54

9.9	Waiver of Jury Trial	A-54

9.10	Assignment; Third Party Beneficiaries	A-54

9.11	Specific Performance	A-54

9.12	Severability	A-55

9.13	Delivery by Facsimile or Electronic Transmission	A-55

Exhibit A		A-57

Exhibit B		A-58

Exhibit C		A-63

INDEX OF DEFINED TERMS

Acquisition Proposal	Section 6.12(b)
affiliate	Section 9.5
Agreement	Preamble
Bank Merger	Section 1.10
Bank Merger Agreement	Section 1.10
Bank Merger Certificates	Section 1.10
Bank Regulatory Applications	Section 6.1(b)
BBI	Section 3.4
BHC Act	Section 3.4
Business Day	Section 9.5
Bylaw Amendment	Section 1.8
Cause	Section 6.6(f)
CBCA	Section 1.1
CDOB	Section 3.4
Certificate	Section 1.4(b)
Certificate Amendment	Section 1.7
certificates	Section 2.1
Certificates of Merger	Section 1.2
Chosen Courts	Section 9.8(b)
Closing	Section 9.1
Closing Date	Section 9.1
Code	Preamble
Confidentiality Agreement	Section 6.2(b)
Connecticut Secretary	Section 1.2
Effective Time	Section 1.2
Enforceability Exceptions	Section 3.16
Environmental Laws	Section 3.17
ERISA	Section 3.11(a)
ESOP Merger	Section 5.2(f)
Exchange Act	Section 3.6(c)
Exchange Agent	Section 2.1
Exchange Fund	Section 2.1
Exchange Ratio	Section 1.4(a)
FDIC	Section 3.1(b)
Federal Reserve Board	Section 3.4
GAAP	Section 3.1(a)
Governmental Entity	Section 3.4
HOLA Act	Section 3.1(a)
Intellectual Property	Section 3.20
IRS	Section 3.10(a)
Joint Proxy Statement	Section 3.4
Key Individuals	Section 6.6(h)
knowledge	Section 9.5
Liens	Section 3.2(b)
Loans	Section 3.26(a)
made available	Section 9.5
Maryland Department	Section 1.2
Material Adverse Effect	Section 3.1(a)
Materially Burdensome Regulatory Condition	Section 6.1(b)
Merger	Preamble
MGCL	Section 1.1
Multiemployer Plan	Section 3.11(g)

Multiple Employer Plan	Section 3.11(g)
New Benefit Plans	Section 6.6(a)
NASDAQ	Section 2.2(e)
OCC	Section 3.4
PBGC	Section 3.11(f)
Permitted Encumbrances	Section 3.19
person	Section 9.5
Premium Cap	Section 6.7(b)
Regulatory Agencies	Section 3.5
Representatives	Section 6.12(a)
Requisite Regulatory Approvals	Section 7.1(c)
Requisite Rockville Vote	Section 4.3(a)
Requisite United Vote	Section 3.3(a)
Rockville	Preamble
Rockville Bank	Section 1.10
Rockville Benefit Plans	Section 4.11(a)
Rockville Certificate	Section 1.7
Rockville Common Stock	Section 1.4(a)
Rockville Contract	Section 4.14(a)
Rockville Director Designees	Section 6.11(b)
Rockville Disclosure Schedule	Article IV
Rockville ERISA Affiliate	Section 4.11(a)
Rockville Leased Properties	Section 4.19
Rockville Meeting	Section 6.3
Rockville Owned Properties	Section 4.19
Rockville Performance Shares	Section 4.2(a)
Rockville Qualified Plans	Section 4.11(d)
Rockville Real Property	Section 4.19
Rockville Regulatory Agreement	Section 4.15
Rockville Reports	Section 4.12
Rockville Restricted Stock Award	Section 4.2(a)
Rockville Stock Options	Section 4.2(a)
Rockville Stock Plans	Section 4.2(a)
Rockville Subsidiary	Section 4.1(b)
S-4	Section 3.4
Sarbanes-Oxley Act	Section 3.6(c)
SEC	Section 1.6(e)
Securities Act	Section 3.12
SRO	Section 3.5
Subsidiary	Section 3.1(a)
Surviving Corporation	Preamble
Takeover Statutes	Section 3.22
Tax	Section 3.10(b)
Taxes	Section 3.10(b)
Tax Return	Section 3.10(c)
Termination Date	Section 8.1(c)
Termination Fee	Section 8.2(b)
United	Preamble
United Articles	Section 3.1(a)
United Bank	Section 1.10
United Benefit Plans	Section 3.11(a)
United Common Stock	Section 1.4(a)
United Contract	Section 3.14(a)
United Director Designees	Section 6.11(b)

United Disclosure Schedule	Article III
United ERISA Affiliate	Section 3.11(a)
United Indemnified Parties	Section 6.7(a)
United Insiders	Section 6.16
United Leased Properties	Section 3.19
United Meeting	Section 6.3
United Owned Properties	Section 3.19
United Qualified Plans	Section 3.11(d)
United Real Property	Section 3.19
United Regulatory Agreement	Section 3.15
United Reports	Section 3.12
United Restricted Stock Award	Section 1.6(c)
United Stock Option	Section 1.6(a)
United Stock Plans	Section 1.6(a)
United Subsidiary	Section 3.1(b)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of November 14, 2013 (this “Agreement”), by and between United Financial Bancorp, Inc., a Maryland corporation (“United”), and Rockville Financial, Inc., a Connecticut corporation (“Rockville”). For the purposes of this Agreement, “Rockville” shall include Rockville’s pre second step mutual to stock conversion predecessor, also named Rockville, which conversion was completed on March 3, 2011.

WITNESSETH:

WHEREAS, the Boards of Directors of Rockville and United have determined that it is in the best interests of their respective companies and their stockholders to consummate the strategic business combination transaction provided for herein, pursuant to which United will, subject to the terms and conditions set forth herein, merge with and into Rockville (the “Merger”), so that Rockville is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger; and

WHEREAS, for Federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Maryland General Corporation Law (the “MGCL”) and the Connecticut Business Corporation Act (the “CBCA”), at the Effective Time, United shall merge with and into Rockville. Rockville shall be the Surviving Corporation in the Merger, and shall continue its corporate existence under the laws of the State of Connecticut. Upon consummation of the Merger, the separate corporate existence of United shall terminate.

1.2 Effective Time. The Merger shall become effective as set forth in the articles of merger to be filed with the State Department of Assessments and Taxation of the State of Maryland (the “Maryland Department”) and the certificate of merger to be filed with the Secretary of State of the State of Connecticut (the “Connecticut Secretary”), respectively, on the Closing Date (collectively, the “Certificates of Merger”). The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Certificates of Merger.

1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the MGCL and CBCA.

1.4 Conversion of United Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Rockville, United or the holder of any of the following securities:

(a) Subject to Section 2.2(e), each share of the common stock, par value $0.01 per share, of United issued and outstanding immediately prior to the Effective Time (the “United Common Stock”), except for shares of

United Common Stock owned by United as treasury stock or owned by United or Rockville (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted), shall be converted into the right to receive 1.3472 shares (the “Exchange Ratio”) of the common stock, no par value per share, of Rockville (the “Rockville Common Stock”); it being understood that upon the Effective Time, pursuant to Section 1.5, the Rockville Common Stock, including the shares issued to former holders of United Common Stock, shall be the common stock of the Surviving Corporation.

(b) All of the shares of United Common Stock converted into the right to receive Rockville Common Stock pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, a “Certificate,” it being understood that any reference herein to “Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of United Common Stock) previously representing any such shares of United Common Stock shall thereafter represent only the right to receive (i) a certificate representing the number of whole shares of Rockville Common Stock which such shares of United Common Stock have been converted into the right to receive, (ii) cash in lieu of fractional shares which the shares of United Common Stock represented by such Certificate have been converted into the right to receive pursuant to this Section 1.4 and Section 2.2(e), without any interest thereon, and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2. Certificates previously representing shares of United Common Stock shall be exchanged for certificates representing whole shares of Rockville Common Stock (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor) upon the surrender of such Certificates in accordance with Section 2.2, without any interest thereon. If, prior to the Effective Time, the outstanding shares of Rockville Common Stock or United Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

(c) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of United Common Stock that are owned by United or Rockville (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted) shall be cancelled and shall cease to exist and no stock of Rockville or other consideration shall be delivered in exchange therefor.

1.5 Rockville Common Stock. At and after the Effective Time, each share of Rockville Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.

1.6 United Stock Options; United Restricted Stock Awards.

(a) At the Effective Time, each option granted by United to purchase shares of United Common Stock under a United Stock Plan (as defined below), whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time (a “United Stock Option”) shall cease to represent a right to acquire shares of United Common Stock and shall be converted automatically into an option to purchase shares of Rockville Common Stock for a number of shares and at an exercise price determined as provided below, with such converted option to continue to be subject to the same terms and conditions as were applicable to the United Stock Option under the United Stock Plan and the applicable award agreement thereunder (but taking into account any acceleration or vesting thereof provided for in the United Stock Plan, or in the related award agreement, by reason of the consummation of the transactions contemplated hereby):

(i) The number of shares of Rockville Common Stock to be subject to the new option shall be equal to the product of the number of shares of United Common Stock subject to the United Stock Option and the Exchange Ratio; provided, that any fractional shares of Rockville Common Stock resulting from such multiplication shall be rounded down to the nearest whole share; and

(ii) The exercise price per share of Rockville Common Stock under the new option shall be equal to the exercise price per share of United Common Stock subject to the United Stock Option divided by the Exchange Ratio; provided, that such exercise price shall be rounded up to the nearest whole cent.

For purposes of this Agreement, “United Stock Plans” mean the United Financial Bancorp, Inc. 2006 Stock-Based Incentive Plan, the United Financial Bancorp, Inc. 2008 Equity Incentive Plan, the CNB Financial Corp. 2008 Equity Incentive Plan and the CNB Amended and Restated Stock Option Plan.

(b) At the Effective Time, all unvested United Stock Options shall fully vest.

(c) At the Effective Time, the restrictions on each United Restricted Stock Award shall automatically lapse and shall be treated as issued and outstanding shares of United Common Stock for the purposes of this Agreement, including but not limited to, the provisions of Section 1.4. For purposes of this Agreement, a “United Restricted Stock Award” is an award in respect of a share of United Common Stock subject to vesting, repurchase or other lapse restrictions granted under a United Stock Plan which is outstanding immediately prior to the Effective Time.

(d) At or prior to the Effective Time, United, the Board of Directors of United and its Compensation Committee, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 1.6.

(e) At or prior to the Effective Time, Rockville, the Board of Directors of Rockville and its Compensation Committee, as applicable, shall adopt any resolutions and take any necessary actions to reserve for future issuance a number of shares of Rockville Common Stock necessary to fulfill Rockville’s obligations under this Section 1.6. Promptly after the Effective Time, Rockville shall prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-8 (or other appropriate form) registering such shares of Rockville Common Stock.

1.7 Certificate of Incorporation of Surviving Corporation. At the Effective Time, (a) Section 1 of the Certificate of Incorporation of Rockville (the “Rockville Certificate”) shall be amended to change the name of Rockville from “Rockville Financial, Inc.” to “United Financial Bancorp, Inc.” and (b) subject to the approval of the Certificate of Amendment set forth in Exhibit A hereto (the “Certificate Amendment”) by the holders of Rockville Common Stock, such amended Rockville Certificate shall be further amended as set forth in the Certificate Amendment, and such Rockville Certificate as so amended shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.8 Bylaws of Surviving Corporation. At the Effective Time, the Bylaws of Rockville, as in effect immediately prior to the Effective Time, as amended in the form as provided in Exhibit B (the “Bylaw Amendment”), shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.9 Tax Consequences. It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a “plan of reorganization” for the purposes of Sections 354 and 361 of the Code.

1.10 Bank Merger. Immediately following the Merger, United Bank, a federal savings bank and a wholly-owned Subsidiary of United (“United Bank”), will merge (the “Bank Merger”) with and into Rockville Bank, a state chartered stock savings bank and a wholly-owned Subsidiary of Rockville (“Rockville Bank”). Rockville Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of United Bank shall cease. In connection with the Bank Merger, Rockville Bank shall change its name to “United Bank.” The parties agree that the Bank Merger shall become effective immediately after the Effective Time. On the date of this Agreement, Rockville Bank and United Bank entered into the agreement and plan of merger attached hereto as Exhibit C (the “Bank Merger Agreement”). United shall cause United Bank, and Rockville shall cause Rockville Bank, to execute such certificates of merger and other documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Certificates”) immediately following the Effective Time.

1.11 Headquarters of Surviving Corporation; Name. From and after the Effective Time, (i) the location of the headquarters and principal executive offices of the Surviving Corporation shall be 45 Glastonbury Boulevard, Glastonbury, Connecticut, and the Surviving Corporation shall maintain executive offices in Glastonbury, Connecticut and West Springfield, Massachusetts, and (ii) the name of the Surviving Corporation shall be “United Financial Bancorp, Inc.”

ARTICLE II

EXCHANGE OF SHARES

2.1 Rockville to Make Shares Available. At or prior to the Effective Time, Rockville shall deposit, or shall cause to be deposited, with a stock registrar and transfer company designated by Rockville and reasonably acceptable to United (the “Exchange Agent”), for the benefit of the holders of Certificates, for exchange in accordance with this Article II, certificates or, at Rockville’s option, evidence of shares in book entry form (collectively, referred to herein as “certificates”), representing the shares of Rockville Common Stock, and cash in lieu of any fractional shares (such cash and certificates for shares of Rockville Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”), to be issued pursuant to Section 1.4 and paid pursuant to Section 2.2(a) in exchange for outstanding shares of United Common Stock.

2.2 Exchange of Shares.

(a) As promptly as practicable after the Effective Time, but in no event later than five Business Days thereafter, Rockville shall cause the Exchange Agent to mail to each holder of record of one or more Certificates representing shares of United Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive Rockville Common Stock pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for certificates representing the number of whole shares of Rockville Common Stock and any cash in lieu of fractional shares which the shares of United Common Stock represented by such Certificate or Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). Upon proper surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a certificate representing that number of whole shares of Rockville Common Stock to which such holder of United Common Stock shall have become entitled pursuant to the provisions of Article I and (ii) a check representing the amount of (A) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Certificate or Certificates surrendered pursuant to the provisions of this Article II and (B) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2, and the Certificate or Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares payable to holders of Certificates. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of Rockville Common Stock which the shares of United Common Stock represented by such Certificate have been converted into the right to receive and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.

(b) No dividends or other distributions declared with respect to Rockville Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Rockville Common Stock which the shares of United Common Stock represented by such Certificate have been converted into the right to receive.

(c) If any certificate representing shares of Rockville Common Stock is to be issued in a name other than that in which the Certificate or Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Certificate or Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of United of the shares of United Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for certificates representing shares of Rockville Common Stock as provided in this Article II.

(e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Rockville Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Rockville Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Rockville. In lieu of the issuance of any such fractional share, Rockville shall pay to each former stockholder of United who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of Rockville Common Stock on The NASDAQ Stock Market LLC (“NASDAQ”) as reported by The Wall Street Journal for the five (5) full trading days ending on the third day preceding the Closing Date by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Rockville Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.4.

(f) Any portion of the Exchange Fund that remains unclaimed by the stockholders of United for twelve (12) months after the Effective Time shall be paid to the Surviving Corporation. Any former stockholders of United who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of the shares of Rockville Common Stock, cash in lieu of any fractional shares and any unpaid dividends and distributions on the Rockville Common Stock deliverable in respect of each former share of United Common Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Rockville, United, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of United Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) Rockville shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any cash in lieu of fractional shares of Rockville Common Stock, cash dividends or distributions payable pursuant to this Section 2.2 or any other cash amounts otherwise payable pursuant to this Agreement to any holder of United Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Rockville or the Exchange Agent, as the case may be, and paid over to the appropriate governmental authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of United Common Stock in respect of which the deduction and withholding was made by Rockville or the Exchange Agent, as the case may be.

(h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Rockville, the posting by such person of a bond in such amount as Rockville or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Rockville Common Stock and any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF UNITED

Except (i) as disclosed in the disclosure schedule delivered by United to Rockville concurrently herewith (the “United Disclosure Schedule”); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the United Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by United that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect and (c) any disclosures made with respect to a section of Article III shall be deemed to qualify (1) any other section of Article III specifically referenced or cross-referenced and (2) other sections of Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (ii) as disclosed in any United Reports filed by United since December 31, 2010, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), United hereby represents and warrants to Rockville as follows:

3.1 Corporate Organization.

(a) United is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and is a unitary savings and loan holding company duly registered under the Home Owners’ Loan Act of 1933, as amended (the “HOLA Act”). United has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. United is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Rockville, United or the Surviving Corporation, as the case may be, any event, circumstance, development, change or effect that, individually or in the aggregate that (i) is or is reasonably likely to be, material and adverse to the business, properties, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) public disclosure of the transactions contemplated hereby or actions expressly required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, or (E) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections, but not, in either case, including the underlying causes thereof; except, with respect to subclauses (A), (B), or (C), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) prevents or materially impairs, or would be reasonably likely to prevent or materially impair, the ability of Rockville or United to timely consummate the Merger on the terms set forth herein, or to perform its agreements or covenants hereunder. As used in this Agreement, the word “Subsidiary” when used with respect to any party, means any corporation, partnership, limited liability company, bank or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes. True and complete copies of the Articles of Incorporation of United (the “United Articles”) and the Amended and Restated Bylaws of United, as in effect as of the date of this Agreement, have previously been made available by United to Rockville.

(b) Each Subsidiary of United (a “United Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would reasonably be expected to have a Material Adverse Effect on United and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of United to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of United that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 3.1(b) of the United Disclosure Schedule sets forth a true and complete list of all Subsidiaries of United as of the date hereof.

3.2 Capitalization.

(a) The authorized capital stock of United consists of 100,000,000 shares of United Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share, of which no shares of preferred stock are issued or outstanding. As of the date of this Agreement, there are (i) 19,678,034 shares of United Common Stock issued and outstanding, which number includes 589,796 shares of United Common Stock granted in respect of outstanding United Restricted Stock Awards, (ii) 4,588,394 shares of United Common Stock held in treasury, (iii) 1,429,555 shares of United Common Stock reserved for issuance upon the exercise of outstanding United Stock Options, and (iv) no other shares of capital stock or other voting securities of United issued, reserved for issuance or outstanding. All of the issued and outstanding shares of United Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, there are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of United may vote. Except as set forth in Section 3.2(a) of the United Disclosure Schedule, as of the date of this Agreement, no trust preferred or subordinated debt securities of United are issued or outstanding. Other than United Stock Options issued prior to the date of this Agreement, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating United to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities. There are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the United Common Stock or other equity interests of United. Section 3.2(a) of the United Disclosure Schedule sets forth a true, correct and complete list of all United Stock Options and United Restricted Stock Awards outstanding as of the date hereof specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares subject to each such United Stock Option and United Restricted Stock Award, (iii) the grant date of each such United Stock Option and United Restricted Stock Award and (iv) the exercise price for each such United Stock Option. Other than the United Stock Options and the United Restricted Stock Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of United or any of its Subsidiaries) are outstanding.

(b) Except as set forth in Section 3.2(b) of the United Disclosure Schedule, United owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the United Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. §55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No United Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation.

(a) United has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of United. The Board of Directors of United has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of United and its stockholders and has directed that this Agreement and the transactions contemplated hereby be submitted to United’s stockholders for approval at a meeting of such stockholders and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of United Common Stock (the “Requisite United Vote”), and the adoption and approval of the Bank Merger Agreement by United Bank and United as its sole shareholder, no other corporate proceedings on the part of United are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by United and (assuming due authorization, execution and delivery by Rockville) constitutes a valid and binding obligation of United, enforceable against United in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions).

(b) Neither the execution and delivery of this Agreement by United nor the consummation by United of the transactions contemplated hereby, nor compliance by United with any of the terms or provisions hereof, will (i) violate any provision of the United Articles or United’s Bylaws or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to United or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of United or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which United or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (ii) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on United.

(c) United Bank has adopted the Bank Merger Agreement, United, as the sole shareholder of United Bank, shall, promptly hereafter, approve the Bank Merger Agreement, and the Bank Merger Agreement has been duly executed by United Bank.

3.4 Consents and Approvals. Except for (i) the filing of applications, filings and notices, as applicable, with NASDAQ, (ii) the filing of applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the Bank Holding Company Act of 1956, as amended (the “BHC Act”), and approval of such applications, filings and notices, (iii) the filing of applications, filings and notices, as applicable, with the Office of the Comptroller of the Currency (the “OCC”), the Connecticut Department of Banking (“CDOB”) and the FDIC in connection with the Bank Merger, including under the Bank Merger Act, and approval of such applications, filings and notices, (iv) the filing of applications, filings and notices with the Massachusetts Board of Bank Incorporation (the “BBI”) to become a Massachusetts bank holding company and the approval of such applications, filings and notices, (v) the filing with the SEC of a joint proxy statement in definitive form relating to the meetings of United’s and Rockville’s stockholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Joint Proxy Statement”), and of the registration statement on Form S-4 in which the Joint Proxy Statement will be included as a prospectus, to be filed with the SEC by Rockville in connection with the transactions contemplated by this Agreement (the “S-4”) and declaration of effectiveness of the S-4, (vi) the filing of the Certificates of Merger with the Maryland Department pursuant to the MGCL and the Connecticut Secretary pursuant to the CBCA and the filing of the Bank Merger Certificates, (vii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Rockville Common Stock pursuant to this Agreement and the approval of the listing of such Rockville Common Stock on NASDAQ and (viii) and the execution and delivery by United and the relevant trustees or agents of supplemental indentures and relevant documents under the provisions of United’s trust preferred securities instruments and United and its Subsidiaries’ debt indentures set forth on Section 6.17 of the United Disclosure Schedule, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by United of this Agreement or (B) the consummation by United of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, United is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

3.5 Reports. United and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2010 with (i) any state regulatory authority, (ii) the SEC, (iii) the Federal Reserve Board, (iv) the FDIC, (v) the OCC or the Office of Thrift Supervision, (vi) any foreign regulatory authority and (vii) any self-regulatory organization (an “SRO”) ((i)—(vii), collectively “Regulatory Agencies”), including, without limitation, any report, registration or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on United. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of United and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of United, investigation into the business or operations of United or any of its Subsidiaries since January 1, 2010, except where such proceedings or investigation would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on United. There (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of United or any of its Subsidiaries and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of United or any of its Subsidiaries since January 1, 2010, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on United.

3.6 Financial Statements.

(a) The financial statements of United and its Subsidiaries included (or incorporated by reference) in the United Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of United and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of United and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount),

(iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of United and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Wolf & Company, P.C. has not resigned (or informed United that it intends to resign) or been dismissed as independent public accountants of United as a result of or in connection with any disagreements with United on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on United, neither United nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated statement of condition of United included in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2013, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of United and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of United or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on United. United (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to United, including its Subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of United by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to United’s outside auditors and the Audit Committee of United’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect United’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in United’s internal controls over financial reporting. These disclosures were made in writing by management to United’s auditors and Audit Committee and a copy has previously been made available to Rockville. There is no reason to believe that United’s outside auditors and its Chief Executive Officer and Chief Financial Officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2010, (i) neither United nor any of its Subsidiaries, nor, to the knowledge of United, any director, officer, auditor, accountant or Representative of United or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of United or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that United or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing United or any of its Subsidiaries, whether or not employed by United or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by United or any of its officers, directors, employees or agents to the Board of Directors of United or any committee thereof or to the knowledge of United, to any director or officer of United.

3.7 Broker’s Fees. With the exception of the engagement of Sterne Agee & Leach, Inc., neither United nor any United Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. United has disclosed to Rockville as of the date hereof the aggregate fees provided for in connection with the engagement by United of Sterne Agee & Leach, Inc. related to the Merger and the other transactions contemplated hereunder.

3.8 Absence of Certain Changes or Events.

(a) Since September 30, 2013, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on United.

(b) Since September 30, 2013, United and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

3.9 Legal Proceedings.

(a) Except as would not reasonably be expected to result in a Material Adverse Effect on United, neither United nor any of its Subsidiaries is a party to any, and there are no pending or, to United’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against United or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) There is no material injunction, order, judgment, decree, or regulatory restriction imposed upon United, any of its Subsidiaries or the assets of United or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates).

3.10 Taxes and Tax Returns.

(a) Each of United and its Subsidiaries has duly and timely filed or caused to be filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither United nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of United and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid other than Taxes being contested in good faith for which adequate reserves have been established on the financial statements of United in accordance with GAAP. Each of United and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither United nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. The federal income Tax Returns of United and its Subsidiaries for all years prior to and including 2009 have been audited by the Internal Revenue Service (the “IRS”) or are closed by the applicable statute of limitations. Neither United nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of United and its Subsidiaries or the assets of United and its Subsidiaries. United has made available to Rockville true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six years. Neither United nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among United and its Subsidiaries). Neither United nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was United) or (B) has any liability for the Taxes of any person (other than United or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither United nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither United nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1), or any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2). At no time during the past five years has United been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(b) As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.

(c) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.11 Employees.

(a) Section 3.11(a) of the United Disclosure Schedule lists all material employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all retention, bonus, employment, termination, severance plans, programs or arrangements or other contracts or agreements to or with respect to which United or any Subsidiary or any trade or business of United or any of its Subsidiaries, whether or not incorporated, all of which together with United would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “United ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by United or any of its Subsidiaries or any United ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of United or any of its Subsidiaries or any United ERISA Affiliate (all such plans, programs, arrangements, contracts or agreements, collectively, the “United Benefit Plans”).

(b) United has heretofore made available to Rockville true and complete copies of each of the United Benefit Plans and certain related documents, including, but not limited to, (i) all summary plan descriptions, amendments, modifications or material supplements to any United Benefit Plan, (ii) the annual report (Form 5500), if any, filed with the IRS for the last two plan years, (iii) the most recently received IRS determination letter, if any, relating to a United Benefit Plan, and (iv) the most recently prepared actuarial report for each United Benefit Plan (if applicable) for each of the last two years.

(c) Each United Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. Neither United nor any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, Department of Labor or any other Governmental Entity with respect to any United Benefit Plan, and neither United nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

(d) Section 3.11(d) of the United Disclosure Schedule identifies each United Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “United Qualified Plans”). The IRS has issued a favorable determination letter with respect to each United Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of United, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any United Qualified Plan or the related trust or increase the costs relating thereto. No trust funding any United Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(e) Each United Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, has (i) since January 1, 2005, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2009, been, in all material respects, in documentary and operational compliance with Section 409A of the Code.

(f) With respect to each United Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code: (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, (ii) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (iii) the present value of accrued benefits under such United Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such United Benefit Plan’s actuary with respect to such United Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such United Benefit Plan allocable to such accrued benefits, (iv) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (v) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (vi) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by United or any of its Subsidiaries, and (vii) the PBGC has not instituted proceedings to terminate any such United Benefit Plan.

(g) None of United and its Subsidiaries nor any United ERISA Affiliate has, at any time during the last six years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of United and its Subsidiaries nor any United ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(h) Neither United nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(i) All contributions required to be made to any United Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any United Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of United.

(j) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to United’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the United Benefit Plans, any fiduciaries thereof with respect to their duties to the United Benefit Plans or the assets of any of the trusts under any of the United Benefit Plans which could reasonably be expected to result in any material liability of United or any of its Subsidiaries to the PBGC, the IRS, the Department of Labor, any Multiemployer Plan, a Multiple Employer Plan, any participant in a United Benefit Plan, or any other party.

(k) None of United and its Subsidiaries nor any United ERISA Affiliate nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the United Benefit Plans or their related trusts, United, any of its Subsidiaries, any United ERISA Affiliate or any person that United or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(l) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of United or any of its Subsidiaries, or result in any limitation on the right of United or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any United Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by United or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. Neither United nor any of its Subsidiaries maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require United or any of its affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle. No United Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise. United has made available to Rockville true, correct and complete copies of Section 280G calculations (whether or not final) with respect to any disqualified individual in connection with the transactions contemplated hereby.

(m) There are no pending or, to United’s knowledge, threatened material labor grievances or material unfair labor practice claims or charges against United or any of its Subsidiaries, or any strikes or other material labor disputes against United or any of its Subsidiaries. Neither United nor any of its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of United or any of its Subsidiaries and, to the knowledge of United, there are no organizing efforts by any union or other group seeking to represent any employees of United or any of its Subsidiaries.

3.12 SEC Reports. United has previously made available to Rockville an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since December 31, 2010 by United pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “United Reports”) and (b) communication mailed by United to its stockholders since December 31, 2010 and prior to the date hereof, and no such United Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2010, as of their respective dates, all United Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of United has failed in any respect to make the certifications required of him or her under Sections 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the United Reports.

3.13 Compliance with Applicable Law. United and each of its Subsidiaries hold, and have at all times since December 31, 2010, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United, and to the knowledge of United no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. United and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to United or any of its Subsidiaries, including without limitation all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Each of United’s Subsidiaries that is an insured depository institution has a Community Reinvestment Act rating of “satisfactory” or better. Without limitation, none of United, or its Subsidiaries, or to the knowledge of United, any director, officer, employee, agent or other person acting on behalf of United or any of its Subsidiaries has, directly or indirectly, (i) used any funds of United or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of United or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of United or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of United or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for United or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for United or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

3.14 Certain Contracts.

(a) Except as set forth in Section 3.14(a) of the United Disclosure Schedule, as of the date hereof, neither United nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers or employees, other than in the ordinary course of business consistent with past practice, (ii) which, upon the execution or delivery of this Agreement, stockholder approval of this Agreement or the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from Rockville, United, the Surviving Corporation, or any of their respective Subsidiaries to any officer or employee thereof, (iii) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (iv) which contains a non-compete or client or customer non-solicit requirement or any other provision that materially restricts the conduct of any line of business by United or any of its affiliates or upon consummation of the Merger will materially restrict the ability of the Surviving Corporation or any of its affiliates to engage in any line of business, (v) with or to a labor union or guild (including any collective bargaining agreement), (vi) (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of the execution and delivery of this Agreement, stockholder approval of this Agreement or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, (vii) that relates to the incurrence of indebtedness by United or any of its Subsidiaries (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice) in the principal amount of $5 million or more including any sale and leaseback transactions, capitalized leases and other similar financing transactions, (viii) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of United or its Subsidiaries or (ix) that is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $200,000 per annum (other than any such contracts which are terminable by United or any of its Subsidiaries on 60 days or less notice without any required payment or other conditions, other than the condition of notice). Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a), whether or not set forth in the United Disclosure Schedule, is referred to herein as a “United Contract,” and neither United nor any of its Subsidiaries knows of, or has received notice of, any violation of the above by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on United.

(b)(i) Each United Contract is valid and binding on United or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on United, (ii) United and each of its Subsidiaries has performed all obligations required to be performed by it to date under each United Contract in all material respects, except where such noncompliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on United, (iii) to United’s knowledge each third-party counterparty to each United Contract has performed all obligations required to be performed by it to date under such United Contract in all material respects, except where such noncompliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on United, and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of United or any of its Subsidiaries under any such United Contract, except where such default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on United.

3.15 Agreements with Regulatory Agencies. Neither United nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2010, a recipient of any supervisory letter from, or since January 1, 2010, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the United Disclosure Schedule, a “United Regulatory Agreement”), nor has United or any of its Subsidiaries been advised since January 1, 2010, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such United Regulatory Agreement.

3.16 Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of United, any of its Subsidiaries or for the account of a customer of United or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of United or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”), and are in full force and effect. United and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to United’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.17 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on United, United and its Subsidiaries are in compliance, and have complied, with any federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (i) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (ii) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (iii) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions, or to the knowledge of United any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on United or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against United, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on United. To the knowledge of United, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on United. United is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, governmental authority, regulatory agency or third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on United.

3.18 Investment Securities and Commodities.

(a) Each of United and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of United or its Subsidiaries and except for such defects in title or Liens that would not be material to United and its Subsidiaries, taken as a whole. Such securities and commodities are valued on the books of United in accordance with GAAP in all material respects.

(b) United and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that United believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, United has made available to Rockville the material terms of such policies, practices and procedures.

3.19 Real Property. United or a United Subsidiary (a) has good and marketable title to all the real property reflected in the latest audited balance sheet included in the United Reports as being owned by United or a United Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “United Owned Properties”), free and clear of all material Liens, except (i) statutory Liens securing payments not yet due (or being contested in good faith and for which adequate reserves have been established), (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such United Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “United Leased Properties” and, collectively with the United Owned Properties, the “United Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to United’s knowledge, the lessor. There are no pending or, to the knowledge of United, threatened condemnation proceedings against the United Real Property.

3.20 Intellectual Property. United and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected to have a Material Adverse Effect on United: (i) (A) to the knowledge of United, the use of any Intellectual Property by United and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which United or any United Subsidiary acquired the right to use any Intellectual Property, and (B) no person has asserted in writing to United that United or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (ii) to the knowledge of United, no person is challenging, infringing on or otherwise violating any right of United or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to United or its Subsidiaries, and (iii) neither United nor any United Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by United or any United Subsidiary, and United and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by United and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and know-how, including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

3.21 Related Party Transactions. Except as set forth in Section 3.21 of the United Disclosure Schedule, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between United or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of United or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding United Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of United) on the other hand, except those of a type available to employees of United or its Subsidiaries generally.

3.22 State Takeover Laws. The adoption by the Board of Directors of United of this Agreement and the transactions contemplated hereby represent all of the action necessary to render inapplicable to such agreement and transactions the provisions of any potentially applicable “moratorium,” “control share,” “fair price,” “business combination,” “takeover” or “interested stockholder” law (any such laws, “Takeover Statutes”).

3.23 Reorganization. United has not taken any action and is not aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.24 Opinion. Prior to the execution of this Agreement, United has received an oral opinion (to be confirmed in writing) from Sterne Agee & Leach, Inc. to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio in the Merger is fair from a financial point of view to the holders of United Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.25 United Information. The information relating to United and its Subsidiaries which is provided by United or its Representatives for inclusion or incorporation by reference in the Joint Proxy Statement and the S-4, or in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. No representation or warranty is made by United in this Section 3.25 with respect to statements made or incorporated by reference therein based on information supplied by Rockville in writing expressly for inclusion or incorporation by reference in the Joint Proxy Statement, the S-4 or such other applications, notifications or other documents. The Joint Proxy Statement (except for such portions thereof that relate only to Rockville or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

3.26 Loan Portfolio.

(a) As of the date hereof, except as set forth in Section 3.26(a) of the United Disclosure Schedule, neither United nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which United or any Subsidiary of United is a creditor which as of September 30, 2013, had an outstanding balance of $300,000 or more and under the terms of which the obligor was, as of September 30, 2013, over 90 days or more delinquent in payment of principal or interest, or (ii) Loans with any director, executive officer or 5% or greater stockholder of United or any of its Subsidiaries, or to the knowledge of United, any affiliate of any of the foregoing. Set forth in Section 3.26(a) of the United Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of United and its Subsidiaries that, as of September 30, 2013, were classified by United as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of United or any of its Subsidiaries that, as of September 30, 2013, is classified as “Other Real Estate Owned” and the book value thereof.

(b) Except as would not reasonably be expected to have a Material Adverse Effect on United, each Loan of United and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of United and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c) Except as would not reasonably be expected to have a Material Adverse Effect on United, each outstanding Loan of United and its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of United and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d) Except as set forth in Section 3.26(d) of the United Disclosure Schedule, none of the agreements pursuant to which United or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(e) There are no outstanding Loans made by United or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of United or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(f) Neither United nor any of its Subsidiaries is now nor has it ever been since December 31, 2010, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

(g) United’s allowance for loan losses is, and has been since January 1, 2010, in compliance with United’s methodology for determining the adequacy of its allowance for loan losses as well as the standards established by applicable Governmental Entities and the Financial Accounting Standards Board in all material respects.

3.27 Insurance. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on United, (a) United and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of United reasonably has determined to be prudent and consistent with industry practice, and United and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of United and its Subsidiaries, United or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. Neither United nor any of its Subsidiaries has received any written notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under any such policies.

3.28 Approvals. As of the date of this Agreement, United knows no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

3.29 No Other Representations or Warranties.

(a) Except for the representations and warranties made by United in this Article III, neither United nor any other person makes any express or implied representation or warranty with respect to United, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and United hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither United nor any other person makes or has made any representation or warranty to Rockville or any of its affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to United, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by United in this Article III, any oral or written information presented to Rockville or any of its affiliates or Representatives in the course of their due diligence investigation of United, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) United acknowledges and agrees that neither Rockville nor any other person has made or is making any express or implied representation or warranty other than those contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ROCKVILLE

Except (i) as disclosed in the disclosure schedule delivered by Rockville to United concurrently herewith (the “Rockville Disclosure Schedule”); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the Rockville Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Rockville that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect, and (c) any disclosures made with respect to a section of Article IV shall be deemed to qualify (1) any other section of Article IV specifically referenced or cross-referenced and (2) other sections of Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (ii) as disclosed in any Rockville Reports filed by Rockville since December 31, 2010, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Rockville hereby represents and warrants to United as follows:

4.1 Corporate Organization.

(a) Rockville is a corporation duly organized, validly existing and in good standing under the laws of the State of Connecticut and is a bank holding company duly registered under the BHC Act. Rockville has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Rockville. True and complete copies of the Rockville Certificate and the Amended and Restated Bylaws of Rockville, as in effect as of the date of this Agreement, have previously been made available by Rockville to United.

(b) Each Subsidiary of Rockville (a “Rockville Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would reasonably be expected to have a Material Adverse Effect on Rockville, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of Rockville to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of Rockville that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 4.1(b) of the Rockville Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Rockville as of the date hereof.

4.2 Capitalization.

(a) The authorized capital stock of Rockville consists of 60,000,000 shares of Rockville Common Stock and 2,000,000 shares of preferred stock, no par value per share, of which no shares of preferred stock are issued or outstanding. As of the date of this Agreement, there are (i) 25,886,062 shares of Rockville Common Stock issued and outstanding, including 247,572 shares of unvested Rockville Common Stock granted in respect of outstanding awards of restricted Rockville Common Stock under a Rockville Stock Plan (as defined below) (a “Rockville Restricted Stock Award”), (ii) 3,571,042 shares of Rockville Common Stock held in treasury, (iii) 2,325,860 shares of Rockville Common Stock reserved for issuance upon the exercise of outstanding stock options to purchase shares of Rockville Common Stock granted under a Rockville Stock Plan (“Rockville Stock Options”), (iv) 94,414 shares of Rockville Common Stock reserved for possible issuance with respect to performance restricted shares granted under a Rockville Stock Plan (“Rockville Performance Shares”) and (v) no other shares of capital stock or other voting securities of Rockville issued, reserved for issuance or outstanding. As used herein, the “Rockville Stock Plans” shall mean the employee and director equity incentive plans of Rockville in effect as of the date of this Agreement. All of the issued and outstanding shares of Rockville Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, there are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of Rockville may vote. Except as set forth in Section 4.2(a) of the Rockville Disclosure Schedule, as of the date of this Agreement, no trust preferred or subordinated debt securities of Rockville are issued or outstanding. Other than Rockville Stock Options issued prior to the date of this Agreement, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Rockville to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities. There are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Rockville Common Stock or other equity interests of Rockville. Other than the Rockville Stock Options, Rockville Performance Shares and Rockville Restricted Stock Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Rockville or any of its Subsidiaries) are outstanding.

(b) Except as set forth in Section 4.2(b) of the Rockville Disclosure Schedule, Rockville owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Rockville Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Rockville Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3 Authority; No Violation.

(a) Rockville has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of Rockville. The Board of Directors of Rockville has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Rockville and its stockholders and has directed that this Agreement and the transactions contemplated hereby be submitted to Rockville’s stockholders for approval at a meeting of such stockholders and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement by the affirmative vote of the holders of at least two-thirds of the outstanding shares of Rockville Common Stock (the “Requisite Rockville Vote”), the approval of the Certificate Amendment by the affirmative vote of the holders of at least 80% of the outstanding shares of Rockville Common Stock and the adoption and approval of the Bank Merger Agreement by Rockville Bank and Rockville as its sole shareholder, no other corporate proceedings on the part of Rockville are necessary to approve this Agreement or to consummate the transactions contemplated hereby. The Bylaw Amendment and (subject to the approval of the Certificate Amendment by the holders of Rockville Common Stock) the Certificate Amendment have been duly and validly authorized by all necessary corporate action, including the valid authorization and adoption of a resolution by Rockville’s Board of Directors, not to be withdrawn unless this Agreement is terminated in accordance with its terms, adopting the Bylaw Amendment contingent on the Effective Time and approving the Certificate Amendment, subject to the approval of the Certificate Amendment by the holders of Rockville Common Stock. This Agreement has been duly and validly executed and delivered by Rockville and (assuming due authorization, execution and delivery by United) constitutes a valid and binding obligation of Rockville, enforceable against Rockville in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The Rockville Common Stock to be issued in the Merger (including the shares issued to holders of United Restricted Stock Awards), have been validly authorized (subject to the approval of the Merger Agreement by the holders of Rockville Common Stock), when issued, will be validly issued, fully paid and nonassessable, and no current or past stockholder of Rockville will have any preemptive right or similar rights in respect thereof.

(b) Neither the execution and delivery of this Agreement by Rockville, nor the consummation by Rockville of the transactions contemplated hereby, nor compliance by Rockville with any of the terms or provisions hereof, will (i) subject to the Certificate Amendment and the Bylaw Amendment, violate any provision of the Rockville Certificate or Bylaws, or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Rockville, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Rockville or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Rockville or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (ii) above) for such violations, conflicts, breaches or defaults which either individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on Rockville.

(c) Rockville Bank has adopted the Bank Merger Agreement, Rockville, as the sole shareholder of Rockville Bank, shall promptly hereafter approve the Bank Merger Agreement, and the Bank Merger Agreement has been duly executed by Rockville Bank.

4.4 Consents and Approvals. Except for (i) the filing of applications, filings and notices, as applicable, with NASDAQ, (ii) the filing of applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications, filings and notices, (iii) the filing of applications, filings and notices, as applicable, with the OCC, the CDOB and FDIC in connection with the Bank Merger, including under the Bank Merger Act, and approval of such applications, filings and notices, (iv) the filing of applications, filings and notices with the BBI to become a Massachusetts bank holding company and the approval of such applications, filings and notices, (v) the filing with the SEC of the Joint Proxy Statement and the S-4 in which the Joint Proxy Statement will be included as a prospectus, and declaration of effectiveness of the S-4, (vi) the filing of the Certificates of Merger with the Maryland Department pursuant to the MGCL and the Connecticut Secretary pursuant to the CBCA and the filing of the Bank Merger Certificates, (vii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Rockville Common Stock pursuant to this Agreement and the approval of the listing of such Rockville Common Stock on NASDAQ and (viii) and the execution and delivery by United and the relevant trustees or agents of supplemental indentures and relevant documents under the provisions of United’s trust preferred securities instruments and United and its Subsidiaries’ debt indentures set forth on Section 6.17 of the United Disclosure Schedule, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by Rockville of this Agreement or (B) the consummation by Rockville of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, Rockville is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

4.5 Reports. Rockville and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2010 with any Regulatory Agencies, including, without limitation, any report, registration or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Rockville. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Rockville and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Rockville, investigation into the business or operations of Rockville or any of its Subsidiaries since January 1, 2010, except where such proceedings or investigation would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Rockville. There (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Rockville or any of its Subsidiaries, and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Rockville or any of its Subsidiaries since January 1, 2010, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Rockville.

4.6 Financial Statements.

(a) The financial statements of Rockville and its Subsidiaries included (or incorporated by reference) in the Rockville Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Rockville and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Rockville and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Rockville and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Wolf & Company, P.C. has not resigned (or informed Rockville that it intends to resign) or been dismissed as independent public accountants of Rockville as a result of or in connection with any disagreements with Rockville on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Rockville, neither Rockville nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated statement of condition of Rockville included in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2013, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of Rockville and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Rockville or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on Rockville. Rockville (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Rockville, including its

Subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of Rockville by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Rockville’s outside auditors and the Audit Committee of Rockville’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Rockville’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Rockville’s internal controls over financial reporting. These disclosures were made in writing by management to Rockville’s auditors and Audit Committee and a copy has previously been made available to United. There is no reason to believe that Rockville’s outside auditors and its Chief Executive Officer and Chief Financial Officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2010, (i) neither Rockville nor any of its Subsidiaries, nor, to the knowledge of Rockville, any director, officer, auditor, accountant or Representative of Rockville or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Rockville or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Rockville or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Rockville or any of its Subsidiaries, whether or not employed by Rockville or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Rockville or any of its officers, directors, employees or agents to the Board of Directors of Rockville or any committee thereof or to the knowledge of Rockville, to any director or officer of Rockville.

4.7 Broker’s Fees. With the exception of the engagement of RBC Capital Markets, LLC and Sandler O’Neill + Partners, L.P neither Rockville nor any Rockville Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. Rockville has disclosed to United as of the date hereof the aggregate fees provided for in connection with the engagement by Rockville of RBC Capital Markets, LLC and Sandler O’Neill + Partners, L.P related to the Merger and the other transactions contemplated hereunder.

4.8 Absence of Certain Changes or Events.

(a) Since September 30, 2013, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Rockville.

(b) Since September 30, 2013, Rockville and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

4.9 Legal Proceedings.

(a) Except as would not reasonably be expected to result in a Material Adverse Effect on Rockville, neither Rockville nor any of its Subsidiaries is a party to any, and there are no pending or, to Rockville’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Rockville or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) There is no material injunction, order, judgment, decree, or regulatory restriction imposed upon Rockville, any of its Subsidiaries or the assets of Rockville or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to Rockville or any of its affiliates).

4.10 Taxes and Tax Returns. Each of Rockville and its Subsidiaries has duly and timely filed or caused to be filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither Rockville nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of Rockville and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid other than Taxes being contested in good faith for which adequate reserves have been established on the financial statements of Rockville in accordance with GAAP. Each of Rockville and its Subsidiaries has withheld and paid all material taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither Rockville nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. The federal income Tax Returns of Rockville and its Subsidiaries for all years prior to and including 2009 have been audited by the IRS or are closed by the applicable statute of limitations. Neither Rockville nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of Rockville and its Subsidiaries or the assets of Rockville and its Subsidiaries. Rockville has made available to United true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six years. Neither Rockville nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Rockville and its Subsidiaries). Neither Rockville nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Rockville) or (B) has any liability for the Taxes of any person (other than Rockville or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither Rockville nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither Rockville nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1), or any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2). At no time during the past five years has Rockville been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

4.11 Employees.

(a) Section 4.11(a) of the Rockville Disclosure Schedule lists all material employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all retention, bonus, employment, termination, severance plans, programs or arrangements or other contracts or agreements to or with respect to which Rockville or any Subsidiary or any trade or business of Rockville or any of its Subsidiaries, whether or not incorporated, all of which together with Rockville would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Rockville ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Rockville or any of its Subsidiaries or any Rockville ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of Rockville or any of its Subsidiaries or any Rockville ERISA Affiliate (all such plans, programs, arrangements, contracts or agreements, collectively, the “Rockville Benefit Plans”).

(b) Rockville has heretofore made available to United true and complete copies of each of the Rockville Benefit Plans and certain related documents, including, but not limited to, (i) all summary plan descriptions, amendments, modifications or material supplements to any Rockville Benefit Plan, (ii) the annual report (Form 5500), if any, filed with the IRS for the last two plan years, (iii) the most recently received IRS determination letter, if any, relating to a Rockville Benefit Plan, and (iv) the most recently prepared actuarial report for each Rockville Benefit Plan (if applicable) for each of the last two years.

(c) Each Rockville Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. Neither Rockville nor any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, Department of Labor or any other Governmental Entity with respect to any Rockville Benefit Plan, and neither Rockville nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

(d) Section 4.11(d) of the Rockville Disclosure Schedule identifies each Rockville Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Rockville Qualified Plans”). The IRS has issued a favorable determination letter with respect to each Rockville Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of Rockville, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any

Rockville Qualified Plan or the related trust or increase the costs relating thereto. No trust funding any Rockville Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(e) Each Rockville Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, has (i) since January 1, 2005, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2009, been, in all material respects, in documentary and operational compliance with Section 409A of the Code.

(f) With respect to each Rockville Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code: (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, (ii) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (iii) the present value of accrued benefits under such Rockville Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Rockville Benefit Plan’s actuary with respect to such Rockville Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such Rockville Benefit Plan allocable to such accrued benefits, (iv) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (v) all premiums to the PBGC have been timely paid in full, (vi) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by Rockville or any of its Subsidiaries, and (vii) the PBGC has not instituted proceedings to terminate any such Rockville Benefit Plan.

(g) None of Rockville and its Subsidiaries nor any Rockville ERISA Affiliate has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or a Multiple Employer Plan, and none of Rockville and its Subsidiaries nor any Rockville ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(h) Neither Rockville nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(i) All contributions required to be made to any Rockville Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Rockville Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Rockville.

(j) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to Rockville’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Rockville Benefit Plans, any fiduciaries thereof with respect to their duties to the Rockville Benefit Plans or the assets of any of the trusts under any of the Rockville Benefit Plans which could reasonably be expected to result in any material liability of Rockville or any of its Subsidiaries to the PBGC, the IRS, the Department of Labor, any Multiemployer Plan, a Multiple Employer Plan, any participant in a Rockville Benefit Plan, or any other party.

(k) None of Rockville and its Subsidiaries nor any Rockville ERISA Affiliate nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the Rockville Benefit Plans or their related trusts, Rockville, any of its Subsidiaries, any Rockville ERISA Affiliate or any person that Rockville or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(l) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of Rockville or any of its Subsidiaries, or result in any limitation on the right of Rockville or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Rockville Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Rockville or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. Neither Rockville nor any of its Subsidiaries maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require Rockville or any of its Affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle. No Rockville Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise.

(m) There are no pending or, to Rockville’s knowledge, threatened material labor grievances or material unfair labor practice claims or charges against Rockville or any of its Subsidiaries, or any strikes or other material labor disputes against Rockville or any of its Subsidiaries. Neither Rockville nor any of its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Rockville or any of its Subsidiaries and, to the knowledge of Rockville, there are no organizing efforts by any union or other group seeking to represent any employees of Rockville or any of its Subsidiaries.

4.12 SEC Reports. Rockville has previously made available to United an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since December 31, 2010 by Rockville pursuant to the Securities Act or the Exchange Act (the “Rockville Reports”) and (b) communication mailed by Rockville to its stockholders since December 31, 2010 and prior to the date hereof, and no such Rockville Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2010, as of their respective dates, all Rockville Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Rockville has failed in any respect to make the certifications required of him or her under Sections 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Rockville Reports.

4.13 Compliance with Applicable Law. Rockville and each of its Subsidiaries hold, and have at all times since December 31, 2010, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Rockville, and to the knowledge of Rockville no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Rockville and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Rockville or any of its Subsidiaries, including without limitation all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Each of Rockville’s Subsidiaries that is an insured depository institution has a Community Reinvestment Act rating of “satisfactory” or better. Without limitation, none of Rockville, or its Subsidiaries, or to the knowledge of Rockville, any director, officer, employee, agent or other person acting on behalf of Rockville or any of its Subsidiaries has, directly or indirectly, (i) used any funds of Rockville or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Rockville or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Rockville or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of Rockville or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Rockville or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Rockville or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

4.14 Certain Contracts.

(a) Except as set forth in Section 4.14(a) of the Rockville Disclosure Schedule, as of the date hereof, neither Rockville nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers or employees, other than in the ordinary course of business consistent with past practice, (ii) which, upon the execution or delivery of this Agreement, stockholder approval of this Agreement or the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from Rockville, United, the Surviving Corporation, or any of their respective Subsidiaries to any officer or employee thereof, (iii) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (iv) which contains a non-compete or client or customer non-solicit requirement or any other provision that materially restricts the conduct of any line of business by Rockville or any of its affiliates or upon consummation of the Merger will materially restrict the ability of the Surviving Corporation or any of its affiliates to engage in any line of business, (v) with or to a labor union or guild (including any collective bargaining agreement), (vi) (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of the execution and delivery of this Agreement, stockholder approval of this Agreement or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, (vii) that relates to the incurrence of indebtedness by Rockville or any of its Subsidiaries (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice) in the principal amount of $5 million or more including any sale and leaseback transactions, capitalized leases and other similar financing transactions, (viii) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Rockville or its Subsidiaries or (ix) that is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $200,000 per annum (other than any such contracts which are terminable by Rockville or any of its Subsidiaries on 60 days or less notice without any required payment or other conditions, other than the condition of notice). Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a), whether or not set forth in the Rockville Disclosure Schedule, is referred to herein as a “Rockville Contract,” and neither Rockville nor any of its Subsidiaries knows of, or has received notice of, any violation of the above by any of the other parties thereto which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Rockville.

(b) (i) Each Rockville Contract is valid and binding on Rockville or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Rockville, (ii) Rockville and each of its Subsidiaries has performed all obligations required to be performed by it to date under each Rockville Contract in all material respects, except where such noncompliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Rockville, (iii) to Rockville’s knowledge each third-party counterparty to each Rockville Contract has in performed all obligations required to be performed by it to date under such Rockville Contract all material respects, except where such noncompliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Rockville, and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of Rockville or any of its Subsidiaries under any such Rockville Contract, except where such default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Rockville.

4.15 Agreements with Regulatory Agencies. Neither Rockville nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2010, a recipient of any supervisory letter from, or since January 1, 2010, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Rockville Disclosure Schedule, a “Rockville

Regulatory Agreement”), nor has Rockville or any of its Subsidiaries been advised since January 1, 2010, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Rockville Regulatory Agreement.

4.16 Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Rockville, any of its Subsidiaries or for the account of a customer of Rockville or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Rockville or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect. Rockville and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Rockville’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.17 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Rockville, Rockville and its Subsidiaries are in compliance, and have complied, with all Environmental Laws. There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of Rockville, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Rockville or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against Rockville, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Rockville. To the knowledge of Rockville, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Rockville. Rockville is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, governmental authority, regulatory agency or third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Rockville.

4.18 Investment Securities and Commodities.

(a) Each of Rockville and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Rockville or its Subsidiaries and except for such defects in title or Liens that would not be material to Rockville and its Subsidiaries, taken as a whole. Such securities and commodities are valued on the books of Rockville in accordance with GAAP in all material respects.

(b) Rockville and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that Rockville believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, Rockville has made available to United the material terms of such policies, practices and procedures.

4.19 Real Property. Rockville or a Rockville Subsidiary (a) has good and marketable title to all the real property reflected in the latest audited balance sheet included in the Rockville Reports as being owned by Rockville or a Rockville Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Rockville Owned Properties”), free and clear of all material Liens, except for Permitted Encumbrances, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Rockville Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Rockville Leased Properties” and, collectively with the Rockville Owned Properties, the “Rockville Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to Rockville’s knowledge, the lessor. There are no pending or, to the knowledge of Rockville, threatened condemnation proceedings against the Rockville Real Property.

4.20 Intellectual Property. Rockville and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected to have a Material Adverse Effect on Rockville: (i) (A) to the knowledge of Rockville, the use of any Intellectual Property by Rockville and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Rockville or any Rockville Subsidiary acquired the right to use any Intellectual Property, and (B) no person has asserted in writing to Rockville that Rockville or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (ii) to the knowledge of Rockville, no person is challenging, infringing on or otherwise violating any right of Rockville or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Rockville or its Subsidiaries, and (iii) neither Rockville nor any Rockville Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Rockville or any Rockville Subsidiary, and Rockville and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Rockville and its Subsidiaries.

4.21 Related Party Transactions. Except as set forth in Section 4.21 of the Rockville Disclosure Schedule, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Rockville or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Rockville or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Rockville Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Rockville) on the other hand, except those of a type available to employees of Rockville or its Subsidiaries generally.

4.22 State Takeover Laws. The adoption by the Board of Directors of Rockville of this Agreement and the transactions contemplated hereby represent all the action necessary to render inapplicable to such agreement and transactions the provisions of any potentially applicable Takeover Statutes.

4.23 Reorganization. Rockville has not taken any action and is not aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.24 Opinion. Prior to the execution of this Agreement, Rockville has received an opinion from RBC Capital Markets, LLC to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio pursuant to this Agreement is fair from a financial point of view to Rockville. Such opinion has not been amended or rescinded as of the date of this Agreement. Rockville will also receive an opinion from Sandler O’Neill + Partners, L.P. to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio pursuant to this Agreement is fair from a financial point of view to Rockville.

4.25 Rockville Information. The information relating to Rockville and its Subsidiaries to be contained in the Joint Proxy Statement and the S-4, and the information relating to Rockville and its Subsidiaries that is provided by Rockville or its Representatives for inclusion in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. No representation or warranty is made by Rockville in this Section 4.25 with respect to statements made or incorporated by reference therein based on information supplied by United in writing expressly for inclusion or incorporation by reference in the Joint Proxy Statement, the S-4 or such other applications, notifications or other documents. The Joint Proxy Statement (except for such portions thereof that relate only to United or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to United or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.26 Loan Portfolio.

(a) Except as set forth in Section 4.26(a) of the Rockville Disclosure Schedule, neither Rockville nor any of its Subsidiaries is a party to (i) any Loan in which Rockville or any Subsidiary of Rockville is a creditor which as of September 30, 2013, had an outstanding balance of $300,000 or more and under the terms of which the obligor was, as of September 30, 2013, over 90 days or more delinquent in payment of principal or interest or (ii) Loans with any director, executive officer or 5% or greater stockholder of Rockville or any of its Subsidiaries, or to the knowledge of Rockville, any affiliate of any of the foregoing. Set forth in Section 4.26(a) of the Rockville Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of Rockville and its Subsidiaries that, as of September 30, 2013, were classified by Rockville as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of Rockville or any of its Subsidiaries that, as of September 30, 2013, is classified as “Other Real Estate Owned” and the book value thereof.

(b) Except as would not reasonably be expected to have a Material Adverse Effect on Rockville, each Loan of Rockville and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Rockville and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c) Except as would not reasonably be expected to have a Material Adverse Effect on Rockville, each outstanding Loan of Rockville and its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Rockville and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d) Except as set forth in Section 4.26(d) of the Rockville Disclosure Schedule, none of the agreements pursuant to which Rockville or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(e) There are no outstanding Loans made by Rockville or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of Rockville or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(f) Neither Rockville nor any of its Subsidiaries is now nor has it ever been since December 31, 2010 subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

(g) Rockville’s allowance for loan losses is, and has been since January 1, 2010, in compliance with Rockville’s methodology for determining the adequacy of its allowance for loan losses as well as the standards established by applicable Governmental Entities and the Financial Accounting Standards Board in all material respects.

4.27 Insurance. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Rockville, (a) Rockville and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Rockville reasonably has determined to be prudent and consistent with industry practice, and Rockville and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Rockville and its Subsidiaries, Rockville or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. Neither Rockville nor any of its Subsidiaries has received any written notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under any such policies.

4.28 Approvals. As of the date of this Agreement, Rockville knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

4.29 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Rockville in this Article IV, neither Rockville nor any other person makes any express or implied representation or warranty with respect to Rockville, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Rockville hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Rockville nor any other person makes or has made any representation or warranty to United or any of its affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Rockville, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by Rockville in this Article IV, any oral or written information presented to United or any of its affiliates or Representatives in the course of their due diligence investigation of Rockville, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Rockville acknowledges and agrees that neither United nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the United Disclosure Schedule or the Rockville Disclosure Schedule), required by law or as consented to in writing by the other party (such consent not to be unreasonably withheld), each of Rockville and United shall, and shall cause each of its respective Subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or delay the ability of either Rockville or United to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

5.2 Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Rockville Disclosure Schedule or the United Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, neither Rockville nor United shall, and neither Rockville nor United shall permit any of their respective Subsidiaries to, without the prior written consent of the other party to this Agreement (such consent not to be unreasonably withheld, conditioned or delayed):

(a) other than in the ordinary course of business, (i) incur any indebtedness for borrowed money (other than indebtedness of United or any of its wholly-owned Subsidiaries to United or any of its Subsidiaries, on the one hand, or of Rockville or any of its wholly-owned Subsidiaries to Rockville or any of its Subsidiaries, on the other hand), or (ii) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(b) (i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) regular quarterly cash dividends by United at a rate not in excess of $0.11 per share of United Common Stock, (B) regular quarterly cash dividends by Rockville at a rate not in excess of $0.10 per share of Rockville Common Stock, (C) dividends paid by any of the Subsidiaries of each of Rockville and United to Rockville or United or any of their wholly-owned Subsidiaries, respectively, (D) except for repurchases of common stock consistent with past practice and in accordance with all applicable federal securities laws or (E) the acceptance of shares of United Common Stock or Rockville Common Stock, as the case may be, as payment for the exercise price of stock options or for withholding taxes incurred in connection with the exercise of stock options or the vesting or settlement of equity compensation awards, in each case in accordance with past practice and the terms of the applicable award agreements);

(iii) grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

(iv) issue, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock, except pursuant to the exercise of stock options or the settlement of equity compensation awards outstanding as of the date hereof in accordance with their terms or as otherwise permitted by this Agreement;

(c) other than in the ordinary course of business or pursuant to contracts or agreements in force at the date of this Agreement, sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly-owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person;

(d) except for transactions in the ordinary course of business, pursuant to contracts or agreements in force at the date of this Agreement, permitted by this Agreement or in connection with a foreclosure of collateral or conveyance of such collateral in lieu of foreclosure taken in connection with collection of a Loan in the ordinary course of business, make any material investment in any person either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly-owned Subsidiary of United or Rockville, as applicable;

(e) except for transactions in the ordinary course of business, terminate, materially amend, or waive any material provision of, any United Contract or Rockville Contract, as the case may be, or make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases without material adverse changes of terms with respect to United or Rockville, as the case may be, or enter into any contract that would constitute a United Contract or Rockville Contract, as the case may be, if it were in effect on the date of this Agreement;

(f) except as required under applicable law or the terms of any United Benefit Plan or Rockville Benefit Plan existing as of the date hereof, as applicable, (i) enter into, adopt or terminate any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or consultant, (ii) amend (whether in writing or through the interpretation of) any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or consultant, except as necessary to effect the merger of the Rockville Bank Employee Stock Ownership Plan with and into the Rockville Bank 401(k) Plan, effective January 1, 2014 and approved by Rockville’s Board of Directors on September 18, 2013 (the “ESOP Merger”), (iii) except for annual salary increases consistent with past practice, increase the compensation or benefits payable to any current or former employee, officer, director or consultant (other than in connection with a promotion or change in responsibilities) (in no event, however, shall the aggregate amount of all annual salary increases for officers and employees exceed 3% of the aggregate annual salaries of officers and employees for the prior year), (iv) except for cash bonuses to be paid pursuant to the United Bank 2013 Short-Term Incentive Plan or any plan listed on Section 5.2(f) of the Rockville Disclosure Schedule, pay or award, or commit to pay or award, any bonuses or incentive compensation, (v) grant or accelerate the vesting of or lapsing the restrictions with respect to any equity-based awards or other compensation, except as necessary to effect the ESOP Merger or as set forth in Section 1.6 of this Agreement, (vi) except for: (1) adoption of the Rockville Bank and United Bank 2014 Short-Term Incentive Plans; and (2) retention bonuses to be paid to employees of United and/or Rockville in connection with this transaction in amounts to be agreed to by the parties hereto, enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement or similar agreement or arrangement, (vii) fund any rabbi trust or similar arrangement, except as required pursuant to a change in control agreement of either United or Rockville, (viii) terminate the employment or services of any officer or any employee whose target annual compensation is greater than $200,000, other than for cause, or (ix) hire any officer, employee, independent contractor or consultant who has target annual compensation greater than $200,000;

(g) settle any material claim, suit, action or proceeding, except in the ordinary course of business or for settlement of a claim, suit, action or proceeding that is settled in an amount and for consideration not in excess of $250,000 and that would not impose any material restriction on the business of it or its Subsidiaries or the Surviving Corporation;

(h) take any action or knowingly fail to take any action where such action or failure to act would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(i) amend its charter, its bylaws or comparable governing documents of its Subsidiaries (except as provided herein);

(j) other than in prior consultation with the other party to this Agreement, (i) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade with a value of more than $1,000,000, or such securities with a value of $1,000,000 in the aggregate or (ii) invest in any mortgage-backed or mortgage-related securities that would be considered “high-risk” securities under applicable regulatory pronouncements or any collateralized debt obligations or private label (non-agency) mortgage-backed securities;

(k) take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law;

(l) implement or adopt any change in its accounting principles, practices or methods or systems of internal accounting controls, other than as may be required by GAAP;

(m) other than in prior consultation with the other party to this Agreement, enter into any new line of business or, other than in the ordinary course of business consistent with past practice, change in any material respect its lending, investment, underwriting, risk and asset liability management, interest rate or fee pricing with respect to depository accounts and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any Governmental Entity;

(n) other than in the ordinary course of business consistent with past practice, make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, Loans or (ii) its hedging practices and policies, in each case except as required by law or requested by a Regulatory Agency;

(o) make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of it or its Subsidiaries;

(p) make, change or revoke any Tax election, change an annual Tax accounting period, adopt or change any Tax accounting method, file any amended Tax Return, enter into any closing agreement with respect to Taxes, or settle any Tax claim, audit, assessment or dispute or surrender any right to claim a refund of Taxes;

(q) permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of any branch or other facility;

(r) make, or commit to make, any capital expenditures in excess of $500,000 in the aggregate;

(s) other than in the ordinary course of business, materially reduce the amount of insurance coverage or fail to renew any material existing insurance policies; or

(t) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Rockville and United shall cooperate with each other and use their reasonable best efforts to promptly prepare and file with the SEC, no later than 30 days after the date of this Agreement, the Joint Proxy Statement and Rockville shall promptly prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus. The parties shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Joint Proxy Statement or the S-4 or for additional information and shall supply each other with copies of all correspondence between such party or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Joint Proxy Statement, the S-4 or the Merger. Each of Rockville and United shall use their reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing. Rockville and United shall thereafter mail or deliver the Joint Proxy Statement to their respective stockholders. Rockville shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and United shall furnish all information concerning United and the holders of United Common Stock as may be reasonably requested in connection with any such action.

(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly (and in the case of the Bank Regulatory Applications, as defined below, within 30 days of the date of this Agreement) prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including, without limitation, the Merger and the Bank Merger (collectively the “Bank Regulatory Applications”)), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Rockville and United shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to United or Rockville, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein. Each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences. Notwithstanding the foregoing, nothing contained herein shall be deemed to require Rockville or United to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities that would reasonably be expected to have a Material Adverse Effect on the Surviving Corporation and its Subsidiaries, taken as a whole, after giving effect to the Merger (a “Materially Burdensome Regulatory Condition”).

(c) Subject to applicable law relating to the exchange of information, Rockville and United shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Rockville, United or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

(d) Rockville and United shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed.

(e) In furtherance and not in limitation of the foregoing, each of United and Rockville shall use its reasonable best efforts to, and cause its Subsidiaries to use reasonable best efforts to, (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing, and (ii) avoid or eliminate each and every impediment under any applicable law, rule or regulation so as to enable the Closing to occur as soon as possible; provided, however, that nothing contained in this Agreement shall require United or Rockville to take any actions specified in this Section 6.1(e) that would reasonably be expected to constitute or result in a Materially Burdensome Regulatory Condition.

6.2 Access to Information.

(a) Upon reasonable notice and subject to applicable laws, each of Rockville and United, in preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the Representatives of the other party, access, during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, which such access shall occur during normal business hours and shall be conducted in a manner so as not to interfere unreasonably with the conduct of the business of United or Rockville or its respective Subsidiaries and each shall cooperate with the other party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally, and, during such period, each of Rockville and United shall, and shall cause its respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents which Rockville or United, as the case may be, is not permitted to disclose under applicable law), and (ii) all other information concerning its business, properties and personnel as such party may reasonably request. Neither Rockville nor United nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Rockville’s or United’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Each of Rockville and United shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or Representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated October 16, 2013, between Rockville and United (the “Confidentiality Agreement”).

(c) No investigation by either of the parties or their respective Representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.3 Stockholders’ Approvals. Each of Rockville and United shall call a meeting of its stockholders (the “Rockville Meeting” and the “United Meeting,” respectively) to be held as soon as reasonably practicable after the S-4 is declared effective for the purpose of obtaining (i) the Requisite United Vote and the Requisite Rockville Vote required in connection with this Agreement and the Merger, (ii) in the case of the Rockville Meeting, the requisite approval of the Certificate Amendment by the holders of Rockville Common Stock and (iii) the requisite approval, if so desired and mutually agreed, upon other matters of the type customarily brought before an annual or special meeting of stockholders to approve a merger agreement, and each shall use its reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date. The Board of Directors of each of Rockville and United shall use its reasonable best efforts to obtain from the stockholders of Rockville and United, as the case may be, the Requisite Rockville Vote and the requisite approval of the Certificate Amendment by the holders of Rockville Common Stock, in the case of Rockville, and the Requisite United Vote, in the case of United, including by communicating to its respective shareholders its recommendation (and including such recommendation in the Joint Proxy Statement) that they approve this Agreement and the transactions contemplated hereby. However, if the Board of Directors of United or Rockville, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement, then in submitting this Agreement to its stockholders, such Board of Directors may submit this Agreement to its stockholders without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors may communicate the basis for its lack of a recommendation to its stockholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided, that the Board of Directors may not take any actions under this sentence unless (i) it gives the other party at least three Business Days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an Acquisition Proposal, the latest material terms and conditions and the identity of the third party in any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (ii) at the end of such notice period, the Board of Directors takes into account any amendment or modification to this Agreement proposed by the other party and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3. Rockville or United shall adjourn or postpone the Rockville Meeting or the United Meeting, as the case may be, if, as of the time for which such meeting is originally scheduled there are insufficient shares of Rockville Common Stock or United Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or, subject to approval of a proposal to do so by the stockholders, if on the date of such meeting United or Rockville, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the Requisite United Vote or the Requisite Rockville Vote. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, each of the Rockville Meeting and United Meeting shall be convened and this Agreement shall be submitted to the stockholders of each of Rockville and United at the Rockville Meeting and the United Meeting, respectively, for the purpose of voting on the approval of this Agreement and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve either Rockville or United of such obligation.

6.4 Legal Conditions to Merger. Subject in all respects to Section 6.1 of this Agreement, each of Rockville and United shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by United or Rockville or any of their respective Subsidiaries in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

6.5 Stock Exchange Listing. Prior to the Effective Time, Rockville shall file with NASDAQ a Listing of Additional Shares Notification Form with respect to the shares of Rockville Common Stock to be issued in the Merger.

6.6 Employee Benefit Plans.

(a) From and after the Effective Time, unless otherwise mutually determined, the Rockville Benefit Plans in effect as of the date of this Agreement (other than such benefit plans as may be mutually agreed) shall remain in effect with respect to employees of United and Rockville (and their respective Subsidiaries), respectively, covered by such plans at the Effective Time who continue to be employed by the Surviving Corporation or its Subsidiaries after the Effective Time until such time as the Surviving Corporation shall, subject to applicable law and the terms of such plans, modify any existing plans or adopt new benefit plans with respect to employees of the Surviving Corporation and its Subsidiaries (the “New Benefit Plans”). Employees of United who participate in the Rockville Benefit Plans shall receive credit for service with United for purposes of eligibility and vesting under the Rockville Benefit Plans. Prior to the Closing Date, United and Rockville shall cooperate in reviewing, evaluating and analyzing the Rockville Benefit Plans with a view towards developing appropriate New Benefit Plans for the employees covered thereby, as and if necessary. It is the intention of United and Rockville, to the extent permitted by applicable law, to develop any New Benefit Plans (including amending existing plans), as soon as reasonably practicable after the Effective Time, which, among other things, (i) treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities, and (ii) do not discriminate between employees who were covered by Rockville Benefit Plans, on the one hand, and those covered by United Benefit Plans on the other, at the Effective Time.

(b) With respect to any New Benefit Plans in which any employees of Rockville or United (or their Subsidiaries) prior to the Effective Time first become eligible to participate on or after the Effective Time (or with respect to participation of any United employee in a Rockville Benefit Plan prior to the implementation of the New Benefit Plans), and in which such employees did not participate prior to the Effective Time, the Surviving Corporation shall: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any Rockville Benefit Plan or New Benefit Plans in which such employees first become eligible to participate after the Effective Time, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Rockville Benefit Plan or United Benefit Plan, as the case may be, (ii) provide each such employee and their eligible dependents with credit for any co-payments and deductibles paid prior to the Effective Time under a Rockville Benefit Plan or United Benefit Plan (to the same extent that such credit was given under the analogous United or Rockville Benefit Plan prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements under any Rockville Benefit Plan or New Benefit Plans in which such employees first become eligible to participate after the Effective Time, and (iii) recognize all service of such employees with United and Rockville, and their respective Subsidiaries, for all purposes in any New Benefit Plan in which such employees first become eligible to participate after the Effective Time to the same extent that such service was taken into account under the analogous United or Rockville Benefit Plan prior to the Effective Time; provided, that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of services, (B) for purposes of any defined benefit pension plan or benefit plan that provides retiree welfare benefits, or (C) to any benefit plan that is a frozen plan or provides grandfathered benefits.

(c) The Surviving Corporation agrees to honor in accordance with their terms all benefits vested as of the date hereof under the Rockville Benefit Plans or the United Benefit Plans and each employment agreement and change in control agreement listed on Section 3.11(a) of the United Disclosure Schedule and Section 4.11(a) of the Rockville Disclosure Schedule. Each of Rockville and United agrees that, for purposes of each United Stock Plan and each employment agreement and change in control agreement listed on Section 3.11(l) of the United Disclosure Schedule, the transactions contemplated by this Agreement constitute a “change in control,” “change of control” or term of similar meaning.

(d) Nothing in this Agreement shall confer upon any employee, officer, director or consultant of Rockville or United or any of their Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, United, Rockville or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, United, Rockville or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Rockville or United or any of their Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any United Benefit Plan, Rockville Benefit Plan, New Benefit Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or affiliates to amend, modify or terminate any particular United Benefit Plan, Rockville Benefit Plan, New Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of the final sentence of Section 9.10, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including without limitation any current or former employee, officer, director or consultant of Rockville or United or any of their Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(e) Unless otherwise agreed to by Rockville and United, for a period of one year following the Effective Time, the Surviving Corporation shall provide or cause to be provided each individual who is an employee of United or any of its Subsidiaries at the Effective Time, while such individual is employed by the Surviving Corporation or any of its Subsidiaries, with compensation and benefits that are substantially comparable in the aggregate to the compensation and benefits provided to similarly situated employees of Rockville and its Subsidiaries.

(f) Rockville and United agree that each full-time Rockville or United employee who is involuntarily terminated (other than for “Cause”) or voluntarily resigns after being notified that, as a condition to employment, such employee’s base salary will be materially decreased at the Effective Time or within one year of the Effective Time and who is not covered by a separate severance, change in control or employment agreement shall receive a severance payment equal to two weeks of base pay (at the rate in effect on the termination date) for each year of service at Rockville or United, with a minimum of 12 weeks of base pay and a maximum equal to 52 weeks of base pay. For purposes of calculating the number of years of service, fractional years of service shall be rounded up to the nearest full year. For purposes of calculating base pay, employees who are paid on an hourly basis shall be deemed to have a base pay equal to the employee’s average weekly compensation over the two months prior to the termination date. For these purposes, “Cause” shall mean termination due to the employee’s personal dishonesty, willful misconduct, any breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule or regulation (other than minor traffic violations or similar offenses) or final cease-and-desist order.

(g) Simultaneous with the execution of this Agreement, Rockville shall enter into an Advisory Agreement with Richard B. Collins to be effective as of and subject to the occurrence of the Effective Time, which agreement shall contain a two-year non-compete covenant.

(h) Simultaneous with the execution of this Agreement, Rockville shall enter into a three-year employment agreement with each of William H. W. Crawford, IV and J. Jeffrey Sullivan (collectively, the “Key Individuals”) to be effective as of and subject to the occurrence of the Effective Time, which agreement shall set forth the terms and conditions of such Key Individuals’ employment with the Surviving Corporation following the Effective Time and shall, if and when the Effective Time occurs, supersede and replace any prior employment, retention, change of control or other similar agreement between such Key Individual and Rockville or United, as the case may be.

6.7 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, each of Rockville and the Surviving Corporation shall indemnify and hold harmless each present and former director, officer or employee of United and its Subsidiaries and any person who becomes a director, officer or employee before the Effective Time (in each case, when acting in such capacity) (collectively, the “United Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred or amounts that are paid in settlement (which shall require the prior written consent of Rockville, which consent shall not be unreasonably withheld) in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director, officer or employee of United or any of its Subsidiaries and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement to the same extent as such persons are indemnified as of the date of this Agreement by United pursuant to the United Articles, United’s Bylaws, the governing or organizational documents of any Subsidiary of United, any indemnification agreements in existence as of the date hereof and to the fullest extent permitted by applicable law; and Rockville and the Surviving Corporation shall also advance expenses as incurred by such United Indemnified Party (including reasonable attorneys’ fees) to the same extent as such persons are entitled to advancement of expenses as of the date of this Agreement by United pursuant to the United Articles, United’s Bylaws, the governing or organizational documents of any Subsidiary of United, any indemnification agreements in existence as of the date hereof and to the fullest extent permitted by applicable law; provided, that the United Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such United Indemnified Party is not entitled to indemnification.

(b) For a period of six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by United (provided, that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims arising from facts or events which occurred at or before the Effective Time; provided, however, that the Surviving Corporation shall not be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date hereof by United for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, United, in consultation with, but only upon the consent of Rockville, may obtain at or prior to the Effective Time a six-year “tail” policy under United’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, on an annual basis, does not exceed the Premium Cap.

(c) The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each United Indemnified Party and his or her heirs and Representatives. If the Surviving Corporation or any of its successors or assigns will consolidate with or merge into any other entity and not be the continuing or surviving entity of such consolidation or merger, transfer all or substantially all of its assets or deposits to any other entity or engage in any similar transaction, then in each case, the Surviving Corporation will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.7.

6.8 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including, without limitation, any merger between a Subsidiary of Rockville, on the one hand, and a Subsidiary of United, on the other) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall, at the Surviving Corporation’s sole expense, take all such necessary action as may be reasonably requested by Rockville.

6.9 Advice of Changes. Rockville and United shall each promptly advise the other party of any change or event (i) that has had or is reasonably likely to have a Material Adverse Effect on it or (ii) which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII to be satisfied; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied.

6.10 Dividends. After the date of this Agreement, each of Rockville and United shall coordinate with the other the declaration of any dividends in respect of Rockville Common Stock and United Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of United Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of United Common Stock and any shares of Rockville Common Stock any such holder receives in exchange therefor in the Merger.

6.11 Corporate Governance.

(a) Immediately prior to the execution and delivery of this Agreement, the Board of Directors of Rockville adopted a resolution, which may not be withdrawn unless this Agreement is terminated in accordance with its terms, providing for the Bylaw Amendment, effective as of the Effective Time. The provisions of the Bylaw Amendment shall be considered an agreement of the parties to this Agreement in all respects. In accordance with, and as provided in, the Bylaw Amendment, effective as of the Effective Time, (i) Robert A. Stewart, Jr. shall serve as Chairman of the Board of Directors of the Surviving Corporation and Rockville Bank, (ii) Raymond H. Lefurge, Jr. shall serve as Vice Chairman of the Board of Directors of the Surviving Corporation and Rockville Bank, (iii) William H. W. Crawford, IV shall serve as Chief Executive Officer of the Surviving Corporation and Rockville Bank and (iv) J. Jeffrey Sullivan shall serve as President of the Surviving Corporation and Rockville Bank.

(b) In accordance with, and as provided in, the Bylaw Amendment, Rockville’s Board of Directors shall cause the number of directors that will constitute the full Board of Directors of the Surviving Corporation at the Effective Time to be twenty (20), in the event the holders of Rockville Common Stock approve the Certificate Amendment, or sixteen (16), in the event the holders of Rockville Common Stock do not approve the Certificate Amendment. Half of the members of the Board of Directors of the Surviving Corporation at the Effective Time shall be current Rockville directors designated by Rockville (the “Rockville Director Designees”), including the current Chief Executive Officer of Rockville, and half of the members of the Board of Directors of the Surviving Corporation at the Effective Time shall be current United directors designated by United (other than the current President and Chief Executive Officer of United, who will be replaced by the current Executive Vice President and Chief Operating Officer of United) (the “United Director Designees”). The Surviving Corporation’s Board of Directors shall cause each of the Key Individuals (i) to be placed in the class of directors whose term shall expire at the Surviving Corporation’s first annual meeting of shareholders following the Closing Date (or special meeting in lieu thereof) and (ii) subject to satisfaction of the Surviving Corporation’s then-existing re-nomination policies and criteria applicable to incumbent directors, to be nominated for election to a full term at such annual meeting of shareholders (or special meeting in lieu thereof). In the event that any of the foregoing directors becomes unavailable to serve on the Board of Directors of the Surviving Corporation as of the Effective Time for any reason, a replacement designated by Rockville if the director was a Rockville director, or by United if the director was a United director, shall be appointed to the Surviving Corporation’s Board of Directors (or, if mutually agreeable to Rockville and United, the Board can be reduced in number provided the total membership on the Board consists of an equal number of directors from Rockville and United). Until the point in time immediately prior to the later of the Surviving Corporation’s third annual meeting of shareholders following the Closing Date or the 2017 annual meeting of shareholders (or special meeting in lieu thereof), each committee of the Board of Directors of the Surviving Corporation shall consist of an equal number of directors designated initially by Rockville and subsequent to the Closing Date by the Rockville Director Designees and an equal number of directors designated initially by United and subsequent to the Closing Date by the United Director Designees.

(c) On or prior to the Effective Time, Rockville (as the sole shareholder of Rockville Bank) shall cause the number of directors that will constitute the full Board of Directors of Rockville Bank at the Effective Time to be twenty (20). The full Board of Directors of Rockville Bank at the Effective Time shall be constituted in the same manner and with the same individuals as the Board of Directors of the Surviving Corporation and subject to the same requirements set forth in Section 6.11(b) of this Agreement and the Bylaw Amendment, except that in the event the Certificate Amendment is not approved by the holders of Rockville Common Stock, the Board of Directors of Rockville Bank at the Effective Time shall consist of the Rockville Director Designees, the current Rockville directors who are not Rockville Director Designees, the United Director Designees and the current United directors who are not United Director Designees, other than the current President and Chief Executive Officer of United.

6.12 Acquisition Proposals.

(a) Each party agrees that it will not, and will cause its Subsidiaries and its and their officers, directors, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person (or Representative of such person) concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person (or Representative of such person) relating to, any Acquisition Proposal, (iv) approve or execute or enter into any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other contract related to any Acquisition Proposal or (v) propose or agree to do any of the foregoing; provided, that, prior to the applicable vote, in the event either party receives an unsolicited bona fide written Acquisition Proposal, such party may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions to the extent that the Board of Directors of such party concludes in good faith (after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, further, that, prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, such party shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with such party. Each party will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than United or Rockville, as applicable, with respect to any Acquisition Proposal. Each party will promptly (within twenty-four (24) hours) advise the other party following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), and will keep the other party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal. Each party shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof.

(b) As used in this Agreement, “Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of a party and its Subsidiaries or 25% or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of the party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of the party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of the party.

(c) Nothing contained in this Agreement shall prevent a party or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

6.13 Public Announcements. United and Rockville agree that the press release announcing the execution and delivery of this Agreement shall be a joint press release of United and Rockville. Thereafter, United and Rockville shall each use their reasonable best efforts (a) to develop a joint communications plan with respect to the transactions contemplated hereby, (b) to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan, and (c) except in respect of any announcement required by applicable law, or by obligations pursuant to any listing agreement with or rules of any securities exchange, to consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

6.14 Change of Method. United and Rockville shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of United and Rockville (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the Exchange Ratio or the number of shares of Rockville Common Stock received by United stockholders in exchange for each share of United Common Stock, (ii) adversely affect the Tax treatment of United’s stockholders or Rockville’s stockholders pursuant to this Agreement, (iii) adversely affect the Tax treatment of United or Rockville pursuant to this Agreement or (iv) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The Parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 8.3.

6.15 Takeover Statutes. None of United, Rockville or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.16 Exemption from Liability Under Section 16(b). United and Rockville agree that, in order to most effectively compensate and retain United Insiders (as defined below), both prior to and after the Effective Time, it is desirable that United Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of United Common Stock into shares of Rockville Common Stock in the Merger and the conversion of United Stock Options and United Restricted Stock Awards pursuant to Section 1.6, and for that compensatory and retentive purposes agree to the provisions of this Section 6.16. Assuming United delivers to Rockville in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of United subject to the reporting requirements of Section 16(a) of the Exchange Act (the “United Insiders”), the Board of Directors of Rockville and of United, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause any dispositions of United Common Stock, United Restricted Stock Awards or United Stock Options by the United Insiders, and any acquisitions of Rockville Common Stock or Rockville Stock Options by any United Insiders who, immediately following the

Merger, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

6.17 Assumption by Rockville of Certain Obligations. At or before the Closing, Rockville shall deliver agreements or supplemental indentures as required and in a form reasonably satisfactory to United and the trustee named in such agreements and indentures, as of the Effective Time, to assume expressly the due and punctual performance and observance of each and every covenant, agreement and condition (insofar as such covenant, agreement or condition is to be performed and observed by the Surviving Corporation) of the indentures, trust agreements and guarantee agreements entered into by United, each as more specifically identified on Section 6.17 of the United Disclosure Schedule.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. This Agreement shall have been approved by the stockholders of Rockville by the Requisite Rockville Vote and by the stockholders of United by the Requisite United Vote.

(b) NASDAQ Listing. Rockville shall have filed with NASDAQ a Listing of Additional Shares Notification Form with respect to the shares of Rockville Common Stock issuable in connection with the Merger and NASDAQ shall not have objected to the listing of such shares of Rockville Common Stock.

(c) Regulatory Approvals. (i) All regulatory authorizations, consents, orders or approvals from (x) the Federal Reserve Board, the OCC, the CDOB, the BBI and the FDIC and (y) any other approvals set forth in Sections 3.4 and 4.4 which are necessary to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Surviving Corporation, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (such approvals and the expiration of such waiting periods being referred to herein as the “Requisite Regulatory Approvals”), and (ii) no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger.

7.2 Conditions to Obligations of Rockville. The obligation of Rockville to effect the Merger is also subject to the satisfaction, or waiver by Rockville, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of United set forth in Section 3.2(a) (other than the next to last sentence thereof) and Section 3.8(a) (in each case after giving effect to the lead in to

Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are insignificant) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of United set forth in Sections 3.1(a), 3.1(b) (but only with respect to United Bank), the next to last sentence of 3.2(a), 3.2(b) (but only with respect to United Bank), and 3.3(a) (in each case, after giving effect to the lead in to Article III) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of United set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead in to Article III) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on United or the Surviving Corporation. Rockville shall have received a certificate signed on behalf of United by the Chief Executive Officer and the Chief Financial Officer of United to the foregoing effect.

(b) Performance of Obligations of United. United shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Rockville shall have received a certificate signed on behalf of United by the Chief Executive Officer and the Chief Financial Officer of United to such effect.

(c) Federal Tax Opinion. Rockville shall have received the opinion of Hinckley, Allen & Snyder LLP, in form and substance reasonably satisfactory to Rockville, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Rockville and United, reasonably satisfactory in form and substance to such counsel.

7.3 Conditions to Obligations of United. The obligation of United to effect the Merger is also subject to the satisfaction or waiver by United at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Rockville set forth in Section 4.2(a) and Section 4.8(a) (in each case, after giving effect to the lead in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are insignificant) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of Rockville set forth in Sections 4.1(a), 4.1(b) (but only with respect to Rockville Bank), 4.2(b) (but only with respect to Rockville Bank) and 4.3(a) (in each case, after giving effect to the lead in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of Rockville set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead in to Article IV) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Rockville. United shall have received a certificate signed on behalf of Rockville by the Chief Executive Officer and the Chief Financial Officer of Rockville to the foregoing effect.

(b) Performance of Obligations of Rockville. Rockville shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and United shall have received a certificate signed on behalf of Rockville by the Chief Executive Officer and the Chief Financial Officer of Rockville to such effect.

(c) Federal Tax Opinion. United shall have received the opinion of Kilpatrick Townsend & Stockton LLP, in form and substance reasonably satisfactory to United, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Rockville and United, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement by the stockholders of Rockville or United:

(a) by mutual consent of Rockville and United in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

(b) by either Rockville or United if any Governmental Entity that must grant a Requisite Regulatory Approval has (i) denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by this Agreement or (ii) granted the Requisite Regulatory Approval but such Requisite Regulatory Approval contains or results in the imposition of a Materially Burdensome Condition, unless, in either case, the failure to obtain a Requisite Regulatory Approval or to obtain a Requisite Regulatory Approval without it containing or imposing a Materially Burdensome Condition shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(c) by either Rockville or United if the Merger shall not have been consummated on or before September 14, 2014 (the “Termination Date”); provided that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the Closing to occur by such date;

(d) by either Rockville or United (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of United, in the case of a termination by Rockville, or Rockville, in the case of a termination by United, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Rockville, or 7.3, in the case of a termination by United, and which is not cured within 30 days following written notice to United, in the case of a termination by Rockville, or Rockville, in the case of a termination by United, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

(e) by United, if the Board of Directors of Rockville shall have (i) failed to recommend in the Joint Proxy Statement that the stockholders of Rockville approve this Agreement or the Certificate Amendment, or withdrawn, modified or qualified such recommendation in a manner adverse to United, or resolved to do so, or failed to recommend against acceptance of a tender offer or exchange offer for outstanding Rockville Common Stock that has been publicly disclosed (other than by United or an affiliate of United) within ten (10) Business Days after the commencement of such tender or exchange offer, in any such case whether or not permitted by the terms hereof, (ii) (A) recommended or endorsed an Acquisition Proposal, or (B) failed to issue a press release announcing its opposition to such Acquisition Proposal within ten (10) Business Days after an Acquisition Proposal is publicly announced, or (iii) breached its obligations under Section 6.3 or 6.12 in any material respect;

(f) by Rockville, if the Board of Directors of United shall have (i) failed to recommend in the Joint Proxy Statement that the stockholders of United approve this Agreement, or withdrawn, modified or qualified such recommendation in a manner adverse to Rockville, or resolved to do so, or failed to recommend against acceptance of a tender offer or exchange offer for outstanding United Common Stock that has been publicly disclosed (other than by Rockville or an affiliate of Rockville) within ten (10) Business Days after the commencement of such tender or exchange offer, in any such case whether or not permitted by the terms hereof, (ii) (A) recommended or endorsed an Acquisition Proposal, or (B) failed to issue a press release announcing its opposition to such Acquisition Proposal within ten (10) Business Days after an Acquisition Proposal is publicly announced or (iii) breached its obligations under Section 6.3 or 6.12 in any material respect; or

(g) by either United or Rockville, if either United or Rockville shall have failed to obtain the Requisite United Vote or the Requisite Rockville Vote at the United Meeting or the Rockville Meeting, as applicable.

8.2 Effect of Termination.

(a) In the event of termination of this Agreement by either Rockville or United as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Rockville, United, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b), Section 6.13 and this Section 8.2 and Article IX (other than Section 9.1) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Rockville nor United shall be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement.

(b) (i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been made known to senior management of United or has been made directly to its stockholders generally or any person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to United and (A) thereafter this Agreement is terminated by either Rockville or United pursuant to Section 8.1(c) and United shall have failed to obtain the Requisite United Vote at the duly convened United Meeting or any adjournment or postponement thereof at which a vote on the approval of this Agreement was taken or (B) thereafter this Agreement is terminated by Rockville pursuant to Section 8.1(d) (as a result of a willful breach of this Agreement), Section 8.1(f)(i), Section 8.1(f)(ii)(B), or Section 8.1(f)(iii), and (C) prior to the date that is twelve (12) months after the date of such termination, United enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then United shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Rockville, by wire transfer of same day funds, a fee equal to $15,000,000 (the “Termination Fee”); provided, that for purposes of this Section 8.2(b), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%”.

(ii) In the event that this Agreement is terminated by Rockville pursuant to Section 8.1(f)(ii)(A), then United shall pay Rockville, by wire transfer of same day funds, a fee equal to 50% of the Termination Fee on the date of termination, and an additional fee equal to 50% of the Termination Fee on the earlier of the date United enters into a definitive agreement or consummates a transaction involving the Acquisition Proposal referenced in Section 8.1(f)(ii)(A) (or involving any other Acquisition Proposal with respect to which United enters into a definitive agreement or with respect to which United consummates a transaction, in either case prior to the date that is twelve (12) months after this Agreement is terminated).

(c) (i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been made known to senior management of Rockville or has been made directly to its stockholders generally or any person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to Rockville and (A) thereafter this Agreement is terminated by either Rockville or United pursuant to Section 8.1(c) and Rockville shall have failed to obtain the Requisite Rockville Vote at the duly convened Rockville Meeting or any adjournment or postponement thereof at which a vote on the approval of this Agreement was taken or (B) thereafter this Agreement is terminated by United pursuant to Section 8.1(d) (as a result of a willful breach of this Agreement), Section 8.1(e)(i), Section 8.1(e)(ii)(B), or Section 8.1(e)(iii), and (C) prior to the date that is twelve (12) months after the date of such termination, Rockville enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Rockville shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay United the $15,000,000 Termination Fee by wire transfer of same day funds; provided, that for purposes of this Section 8.2(c), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%”.

(ii) In the event that this Agreement is terminated by United pursuant to Section 8.1(e)(ii)(A), then Rockville shall pay United, by wire transfer of same day funds, a fee equal to 50% of the Termination Fee on the date of termination, and an additional fee equal to 50% of the Termination Fee on the earlier of the date Rockville enters into a definitive agreement or consummates a transaction involving the Acquisition Proposal referenced in Section 8.1(e)(ii)(A) (or involving any other Acquisition Proposal with respect to which Rockville enters into a definitive agreement or with respect to which Rockville consummates a transaction, in either case prior to the date that is twelve (12) months after this Agreement is terminated).

(d) Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages, the maximum aggregate amount of fees payable by a single party under this Section 8.2 shall be equal to the Termination Fee. Each of United and Rockville agrees that, upon termination of this Agreement under circumstances where the Termination Fee is payable to it and such Termination Fee is paid in full, it shall be precluded from any other remedy against the other party in connection with this Agreement or the transactions contemplated hereby, at law or in equity or otherwise, and it shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other party or any of the other party’s Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby.

(e) Each of Rockville and United acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if Rockville or United, as the case may be, fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the Termination Fee or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including attorneys’ fees and expenses) in connection with such suit. In addition, if Rockville or United, as the case may be, fails to pay the amounts payable pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts at a rate per annum equal to the “prime rate” (as announced by JPMorgan Chase & Co. or any successor thereto) in effect on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid.

8.3 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with Merger by the stockholders of Rockville and United; provided, however, that after approval of this Agreement by the respective stockholders of Rockville or United, there may not be, without further approval of such stockholders, any amendment of this Agreement that requires further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions contained herein; provided, however, that after approval of this Agreement by the respective stockholders of Rockville or United, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion thereof that requires further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. New York City time at the offices of Hinckley, Allen & Snyder LLP, on the later of (i) April 1, 2014, and (ii) a date which shall be no later than five Business Days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless extended by mutual agreement of the parties (the “Closing Date”).

9.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.7 and for those other covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

9.3 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, however, that the costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to the SEC in connection with the Merger shall be borne equally by Rockville and United.

9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to United, to:

United Financial Bancorp, Inc.

95 Elm Street

West Springfield, MA 01089

Attention: Richard B. Collins

Email: rcollins@bankatunited.com

With a copy (which shall not constitute notice) to:

Kilpatrick Townsend & Stockton LLP

607 14th Street, NW, Suite 900

Washington, DC 20005

Attention: Scott A. Brown

Email: scbrown@kilpatricktownsend.com

(b)	if to Rockville, to:

Rockville Financial, Inc.

45 Glastonbury Boulevard

Glastonbury, CT 06033

Attention: William H. W. Crawford, IV

Email: BCrawford@rockvillebank.com

With a copy (which shall not constitute notice) to:

Hinckley, Allen & Snyder LLP

20 Church Street

Hartford, CT 06103-1221

Attention: William W. Bouton, III

Email: wbouton@hinckleyallen.com

9.5 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of United means the actual knowledge of any of the officers of United listed on Section 9.5 of the United Disclosure Schedule, and the “knowledge” of Rockville means the actual knowledge of any of the officers of Rockville listed on Section 9.5 of the Rockville Disclosure Schedule. As used herein, (i) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (ii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (iii) the term “made available” means any document or other information that was (a) provided by one party or its Representatives to the other party and its Representatives prior to the date hereof, (b) included in the virtual data room of a party prior to the date hereof or (c) filed by a party with the SEC and publicly available on EDGAR prior to the date hereof and (iv) the term “Business Day” shall mean any day other than a Saturday, Sunday or day on which banking institutions in West Springfield, Massachusetts or Glastonbury, Connecticut are authorized or obligated pursuant to legal requirements or executive order to be closed. The United Disclosure Schedule and the Rockville Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. Nothing contained herein shall require any party or person to take any action in violation of applicable law.

9.6 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.7 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.8 Governing Law; Jurisdiction.

(a) This Agreement shall be governed and construed in accordance with the laws of the State of Connecticut, without regard to any applicable conflicts of law (except that matters relating to the fiduciary duties of the Board of Directors of United shall be subject to the laws of the State of Maryland).

(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court sitting in Hartford, Connecticut (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.4.

9.9 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.9.

9.10 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.11 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.12 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.13 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, Rockville and United have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

UNITED FINANCIAL BANCORP, INC.

By: /s/ Richard B. Collins

Name: Richard B. Collins

Title: Chairman and CEO

ROCKVILLE FINANCIAL, INC.

By: /s/ William H. W. Crawford, IV

Name: William H. W. Crawford, IV

Title: CEO

[Signature Page to Agreement and Plan of Merger]

Exhibit A

The Certificate of Incorporation of the Surviving Corporation shall be amended by deleting Section 8 in its entirety and replacing it with the following:

Section 8. Directors.

The business and affairs of the Corporation shall be managed under the direction of its Board of Directors. Effective as of the Effective Time (as defined in the Agreement and Plan of Merger, dated as of November 14, 2013, by and between United Financial Bancorp, Inc. and Rockville Financial, Inc., as the same may be amended from time to time), the authorized number of Directors shall be as stated in the Corporation’s Bylaws. The Directors of the Corporation shall be divided into three (3) classes, namely, Class I, Class II and Class III, as nearly equal in number as possible. Each member of the Board of Directors in Class I shall hold office until the annual meeting of the Corporation in 2014, each member of the Board of Directors of Class II shall hold shall hold office until the annual meeting of the Corporation in 2015 and each member of the Board of Directors in Class III shall hold office until the annual meeting of the Corporation in 2016. At each annual meeting, the successors, if any, to the class of directors whose terms expire at that meeting shall be elected to serve three-year terms and until their successors are elected and qualified.

The personal liability of any Director to the Corporation or its shareholders for monetary damages for breach of duty as a Director is hereby limited to the amount of the compensation received by the Director for serving the Corporation during the year of the violation if such breach did not (i) involve a knowing and culpable violation of law by the Director, (ii) enable the Director or an associate, as defined in subdivision (3) of Section 33-843 of the Connecticut General Statutes, to receive an improper personal economic gain, (iii) show a lack of good faith and a conscious disregard for the duty of the Director to the Corporation under circumstances in which the Director was aware that his or her conduct or omission created an unjustifiable risk of serious injury to the Corporation, (iv) constitute a sustained and unexcused pattern of inattention that amounted to an abdication of the Director’s duty to the Corporation, or (v) create liability under Section 36a-58 of the Connecticut General Statutes. Any lawful repeal or modification of this provision by the shareholders and the Board of Directors of the Corporation shall not adversely affect any right or protection of a Director existing at or prior to the time of such repeal or modification.

Exhibit B

The Bylaws of Rockville shall be amended as of the Effective Time by:

1.	deleting “Rockville Financial, Inc.” in each place it appears in the Bylaws and inserting in its place “United Financial Bancorp, Inc.”

2.	replacing “President” with “Chief Executive Officer” each time “President” appears in the following sections of the Bylaws: Sections 3, 4, 5 and 14 of Article II; Sections 5 and 9 of Article III; and Section 1 of Article VI.

3.	deleting Section 2 of Article III in its entirety and inserting in its place the following new Section 2:

Section 2. Board Composition.

(a) Effective as of the Effective Time (as defined in the Agreement and Plan of Merger, dated as of November 14, 2013, by and between United Financial Bancorp, Inc. (“United”) and Rockville Financial, Inc. (“Rockville”), as the same may be amended from time to time (the “Merger Agreement”)) and notwithstanding any other provision of these Bylaws that may be to the contrary, the Board of Directors of the Corporation shall consist of twenty (20) Directors (or, if the Corporation’s Certificate of Incorporation does not allow that number, sixteen (16) Directors), half of whom shall be former members of the Board of Directors of Rockville chosen by Rockville (the “Former Rockville Directors”), including William H. W. Crawford, IV, and half of whom shall be former members of the Board of Directors of United (other than Richard B. Collins, who will be replaced by J. Jeffrey Sullivan) chosen by United (the “Former United Directors”). The Former United Directors and Former Rockville Directors shall be apportioned among the classes of the Board of Directors as nearly evenly as is possible. The placement of specific Former United Directors by class shall be as determined by United, and the placement of specific Former Rockville Directors by class shall be as determined by Rockville, in each case subject to the preceding sentence; provided, however, that each of Messrs. Crawford and Sullivan shall be placed in the class whose term shall expire at the Corporation’s first annual meeting of shareholders following the Effective Time (or special meeting in lieu thereof) and, subject to satisfaction of the Corporation’s then-existing re-nomination policies and criteria applicable to incumbent directors, shall be nominated for a full term; and provided further, however, that all Former Rockville Directors and Former United Directors (or any successors thereto nominated in accordance with these Bylaws) whose terms shall expire at the Corporation’s first and second annual meetings of shareholders following the Effective Time (or special meetings in lieu thereof), subject to satisfaction of the Corporation’s then-existing re-nomination policies and criteria applicable to incumbent Directors, shall be nominated for full terms. During the period (the “Three-Year Period”) beginning immediately following the Effective Time and extending through the point in time immediately prior to the later of the Corporation’s third annual meeting of shareholders following the Effective Time (or special meeting in lieu thereof) or the 2017 annual meeting of shareholders (collectively, the “Third Annual Meeting”), the number of Directors of the Corporation shall be as determined by a two-thirds vote of the entire Board of Directors; provided that the Board of Directors shall consist of an equal number of Former Rockville Directors and Former United Directors. Following the expiration of the Three-Year Period (for the avoidance of doubt, the election of Directors at the Third Annual Meeting shall be deemed for purposes of these Bylaws to follow the expiration of the Three-Year Period, and the provisions of this sentence shall apply to such election), the number of Directors of the Corporation shall be as determined by a two-thirds vote of the entire Board of Directors, and the requirement to have an equal number of Former Rockville Directors and Former United Directors shall expire. Subject to Article IV of these Bylaws, each of the Former Rockville Directors and Former United Directors shall serve on committees of the Board of Directors, consistent with their expertise and interest, and based on the needs of the Board of Directors and the requirements of such positions.

(b) The Board of Directors has resolved that, effective as of the Effective Time and notwithstanding any other provision of these Bylaws that may be to the contrary, Robert A. Stewart, Jr. shall serve as Chairman of the Board of Directors and Raymond H. Lefurge, Jr. shall serve as Vice Chairman of the Board of Directors. If, during the Three-Year Period, (i) Robert A. Stewart, Jr. cannot serve as Chairman of the Board of Directors, then a new Chairman of the Board of Directors shall be elected by a majority vote of the Former United Directors, or (ii) Mr. Lefurge cannot serve as Vice Chairman of the Board of Directors, then a new Vice Chairman of the Board of Directors shall be elected by a majority vote of the Former Rockville Directors.

(c) Until the expiration of the Three-Year Period, the provisions of this Section 2 may be modified, amended or repealed, and any Bylaw provision inconsistent with the provisions of this Section 2 may be adopted, only by an affirmative vote of at least two-thirds of the full Board of Directors.

4.	deleting Section 4 of Article III in its entirety and inserting in its place the following new Section 4:

Section 4. Qualifications. A Director need not be a resident of the State of Connecticut or a shareholder of the Corporation. Any person under the age of twenty-five (25) is ineligible to be elected to the Board of Directors. No person aged seventy (70) years or more is eligible for election or re-election as a Director; provided, however, that, during the Three-Year Period (for the avoidance of doubt, the election of Directors at the Third Annual Meeting shall be deemed to follow the expiration of the Three-Year Period), no Former United Director or Former Rockville Director who served as a Director as of the Effective Time shall be ineligible for re-election as a Director by virtue of being aged seventy (70) years or more at the time of re-election.

5.	deleting Sections 10 and 11 of Article III in their entirety and inserting in their place the following new Sections 10 and 11:

Section 10. Vacancies. Any vacancy occurring on the Board of Directors, including a vacancy resulting from an increase in the number of Directors, may be filled by the affirmative vote of a majority of the remaining Directors although less than a quorum of the Board of Directors; provided, however, that, during the Three-Year Period, the Board of Directors shall consider for election only nominees recommended by the Governance and Nominating Committee. A Director elected to fill a vacancy, including a vacancy resulting from an increase in the number of Directors, shall be elected to serve for a term expiring at the next annual meeting at which Directors are elected and which such Director’s successor shall have been elected and qualified.

Section 11. Director Nominations. During the Three-Year Period, but excluding nominations with respect to the Third Annual Meeting, the Governance and Nominating Committee shall nominate for election to the full Board of Directors in accordance with applicable federal securities laws and applicable stock listing regulations, by majority vote of the Former Rockville Directors serving on the Governance and Nominating Committee (with respect to election of a successor to a Former Rockville Director (it being understood that a Former Rockville Director may be re-elected as his or her successor)) or by majority vote of the Former United Directors serving on the Governance and Nominating Committee (with respect to election of a successor to a Former United Director (it being understood that a Former United Director may be re-elected as his or her successor)), as the case may be, Board nominees for election and/or re-election to the Board at the annual meeting of shareholders and candidates to fill vacancies on the Board in between annual meetings of shareholders. During the Three-Year Period, (a) any person elected to replace a Former Rockville Director shall be deemed to be a “Former Rockville Director” for all purposes under these Bylaws and (b) any person elected to replace a Former United Director shall be deemed to be a “Former United Director” for all purposes under these Bylaws.

Beginning with nominations for election to the Board at the Third Annual Meeting, the Governance and Nominating Committee shall recommend to the full Board of Directors, by majority vote, Board nominees for election and/or re-election to the Board at the annual meeting of shareholders and candidates to fill vacancies on the Board in between annual meetings of shareholders. Beginning with nominations for election to the Board at the Third Annual Meeting, the Board of Directors shall nominate Board nominees for election and/or re-election to the Board at the annual meeting of shareholders and shall fill vacancies on the Board in between annual shareholder meetings from the candidates recommended by the Governance and Nominating Committee in accordance with the foregoing procedure.

6.	deleting Article IV in its entirety and inserting in its place the following new Article IV:

ARTICLE IV. COMMITTEES

Section 1. Appointment. Effective as of the Effective Time, the Board of Directors shall maintain the following Committees of the Board of Directors: Executive Committee, Audit Committee, Compensation Committee, Governance and Nominating Committee, and Risk Committee. The designation of any committee pursuant to this Section 1 and the delegation of authority shall not operate to relieve the Board of Directors, or any Director, of any responsibility imposed by law or regulation.

Section 2. Executive Committee. Effective as of the Effective Time, the Board of Directors shall appoint an Executive Committee. During the Three-Year Period, (a) the Executive Committee shall consist of eight (8) Directors, four (4) of whom shall be Former Rockville Directors and four (4) of whom shall be Former United Directors, (b) the Chairman of the Executive Committee shall be the Chairman of the Board and (c) the Executive Committee shall include the Chairman of the Board, the Vice Chairman of the Board, the Chairmen of each of the Audit, Compensation, Risk and Governance and Nominating Committees, an at-large Former United Director and an at-large Former Rockville Director. Except as required by law or as otherwise provided by the Board of Directors, the Executive Committee shall be vested with the full powers and authority of the Board of Directors of the Corporation.

Section 3. Audit Committee. Effective as of the Effective Time, the Board of Directors shall appoint an Audit Committee, all of the members of which shall be independent as required by applicable federal securities laws and any applicable stock listing regulations. During the Three-Year Period, (a) the Audit Committee shall consist of an equal number of Former Rockville Directors and Former United Directors and (b) the Chairman of the Audit Committee shall be a Former United Director and shall be designated by a majority vote of the Former United Directors. At least one (1) one member shall be a financial expert in accordance with applicable federal securities law and any applicable stock listing regulations, or disclosure must be made in accordance with applicable securities disclosure rules. The Audit Committee shall, annually, have an audit or examination of the books, records, accounts and affairs of the Corporation made by certified public accountants selected by the Audit Committee in accordance with the Connecticut General Statutes and applicable federal securities laws. The Audit Committee shall have authority to determine what other or further audits or examinations of the Corporation or its affairs shall be made, the extent thereof and by whom the same shall be made and to arrange therefore.

Section 4. Compensation Committee. Effective as of the Effective Time, the Board of Directors shall appoint a Compensation Committee, all of the members of which shall be independent as required by applicable federal securities laws and any applicable stock listing regulations. During the Three-Year Period, (a) the Compensation Committee shall consist of an equal number of Former Rockville Directors and Former United Directors and (b) the Chairman of the Compensation Committee shall be a Former Rockville Director and shall be designated by a majority vote of the Former Rockville Directors. The Compensation Committee shall have such powers as are delegated from time to time by the Board of Directors.

Section 5. Governance and Nominating Committee. Effective as of the Effective Time, the Board of Directors shall appoint a Governance and Nominating Committee, all of the members of which shall be independent as required by applicable federal securities laws and any applicable stock listing regulations. During the Three-Year Period, (a) the Governance and Nominating Committee shall consist of an equal number of Former Rockville Directors and Former United Directors and (b) the Chairman of the Governance and Nominating Committee shall be a Former United Director and shall be designated by a majority vote of the Former United Directors. Until (and excluding elections to the Board at) the Third Annual Meeting, the Governance and Nominating Committee shall nominate persons for election and/or re-election in accordance with applicable federal securities laws, any applicable stock listing regulations and these Bylaws. Beginning with nominations for election to the Board at the Third Annual Meeting, and in accordance with applicable federal securities laws and stock listing requirements, the Governance and Nominating Committee shall recommend to the Board of Directors, Board nominees for election and/or re-election to the Board at the annual meeting of shareholders and candidates to fill vacancies on the Board between annual meetings of shareholders. The Governance and Nominating Committee shall have such other powers as are delegated from time to time by the Board of Directors.

Section 6. Risk Committee. Effective as of the Effective Time, the Board of Directors shall appoint a Risk Committee. During the Three-Year Period, (a) the Risk Committee shall consist of an equal number of Former Rockville Directors and Former United Directors and (b) the Chairman of the Risk Committee shall be a Former Rockville Director and shall be designated by a majority vote of the Former Rockville Directors. The Risk Committee shall have such other powers as are delegated from time to time by the Board of Directors, including without limitation responsibilities for assessing the Corporation’s asset/liability and lending risks.

Section 7. Other Committees. The Board of Directors may by resolution establish other Committees composed of Directors as they may determine to be necessary or appropriate for the conduct of the business of the Corporation and may prescribe the duties, constitution, and procedures thereof. Notwithstanding the foregoing, during the Three-Year Period, (a) any such resolution of the Board of Directors shall be approved by two-thirds of the full Board of Directors and (b) each Committee shall consist of an equal number of Former Rockville Directors and Former United Directors.

Section 8. Quorum. A majority of the members of any Committee shall constitute a quorum, and the vote of a majority of the members present at a meeting shall be the act of the Committee.

Section 9. Amendments. During the Three-Year Period, the provisions of this Article IV may be modified, amended or repealed, and any Bylaw provision inconsistent with the provisions of this Article IV may be adopted, only by an affirmative vote of at least two-thirds of the full Board of Directors.

7.	deleting Sections 1, 2, 3, 4 and 6 of Article V in their entirety and inserting in their place the following Sections:

Section 1. Positions. The officers of the Corporation shall be a Chairman of the Board of Directors, a Vice Chairman of the Board of Directors, a Chief Executive Officer, a President, one or more Vice Presidents, a Secretary, and a Treasurer and/or a Chief Financial Officer, each of whom shall be elected by the Board of Directors. The Board of Directors may designate one or more Vice Presidents as Executive Vice President, Senior Vice President or other designation. The Board of Directors may also elect or authorize the appointment of such other officers as the business of the Corporation may require. The officers shall have such authority and perform such duties as the Board of Directors may from time to time authorize or determine. In the absence of action by the Board of Directors, the officers shall have such powers and duties as generally pertain to their respective offices. Except as otherwise provided herein, any two (2) or more offices may be held by the same person.

Section 2. Chairman and Vice Chairman of the Board. It shall be the duty of the Chairman of the Board to preside, when present, at all meetings of the Board of Directors. The Chairman shall perform such duties and have such powers as may from time to time be prescribed by statutes or by these Bylaws, or by the Board of Directors. The Chairman of the Board of Directors may not serve as the Chief Executive Officer of the Corporation. The Vice Chairman of the Board shall assume the duties of the Chairman in his or her absence. The Vice Chairman shall also perform such duties as may be prescribed from time to time by the Board of Directors; during the Three-Year Period, he or she shall assist with the integration of the Former United Directors and Former Rockville Directors.

Section 3. Chief Executive Officer. The Chief Executive Officer shall be the principal executive officer of the Corporation and shall have the active management of the business, property and affairs of the Corporation, subject to the authority of the Board of Directors. The Chief Executive Officer shall be responsible for driving the strategic objectives of the Corporation. In the absence of the Chairman and Vice Chairman of the Board, the

Chief Executive Officer may preside at meetings of the Board of Directors, or with his or her approval a chairman of the meeting may be appointed to preside. He or she shall perform such duties and have such powers as are incident to the office of the Chief Executive Officer and as may from time to time be prescribed by statute or by these Bylaws, or by the Board of Directors. As of the Effective Time, William H. W. Crawford, IV shall be appointed as Chief Executive Officer. The removal of Mr. Crawford from, or the failure to appoint Mr. Crawford to, the Chief Executive Officer position, and any amendment to or termination of any employment agreement with Mr. Crawford, prior to the expiration of the Three-Year Period, and any determination not to nominate Mr. Crawford as a Director of the Corporation, prior to the Third Annual Meeting, shall each require the affirmative vote of at least two-thirds of the full Board of Directors, excluding Mr. Crawford.

Section 4. President. The President shall be an executive officer reporting on a straight line to the Chief Executive Officer and shall have such line authority as designated by the Chief Executive Officer and shall otherwise assist the Chief Executive Officer in the active management of the business, property and affairs of the Corporation, subject to the authority of the Board of Directors. As of the Effective Time, J. Jeffrey Sullivan shall be appointed as President. The removal of Mr. Sullivan from, or the failure to appoint Mr. Sullivan to, the President position, and any amendment to or termination of any employment agreement with Mr. Sullivan, prior to the expiration of the Three-Year Period, and any determination not to nominate Mr. Sullivan as a Director of the Corporation, prior to the Third Annual Meeting, shall each require the affirmative vote of at least two-thirds of the full Board of Directors, excluding Mr. Sullivan.

Section 6. Removal. Except as otherwise provided in these Bylaws, any officer may be removed by the Board of Directors at any time with or without cause. An officer’s removal does not affect the officer’s contract rights, if any, with the Corporation.

8.	deleting Article XII in its entirety and inserting in its place the following new Article XII:

ARTICLE XII. AMENDMENTS

These Bylaws may be amended by: (i) the approval of the amendment by a majority vote of the Board of Directors, unless a different vote requirement is prescribed by these Bylaws; or (ii) a majority vote of the votes cast by the shareholders of the Corporation at any meeting providing that an amendment by the shareholders to the provisions of Articles II, III or XII shall require a vote of not less than eighty percent (80%) of the outstanding capital stock of the Corporation. No Bylaws shall be amended or repealed unless written notice of such proposed action shall have been given with respect to the meeting at which such action shall be taken.

Exhibit C

AGREEMENT OF MERGER

OF

UNITED BANK

WITH AND INTO

ROCKVILLE BANK

THIS AGREEMENT OF MERGER, dated as of November 14, 2013 (this “Agreement”), is made and entered into between Rockville Bank, a state-chartered stock savings bank (“Rockville Bank”), and United Bank, a federal savings bank (“United Bank”).

WITNESSETH:

WHEREAS, Rockville Bank, a state-chartered stock savings bank duly organized and existing under the laws of the State of Connecticut with its head office located at 25 Park Street, Rockville, Connecticut, has authorized capital stock consisting of 900 shares of common stock, par value $0.01 per share, of which 900 shares are issued and outstanding as of the date hereof, and 100 shares of preferred stock, no par value per share, of which no shares are issued or outstanding as of the date hereof;

WHEREAS, United Bank, a federal savings bank duly organized and existing under the laws of the United States with its main office located at 95 Elm Street, West Springfield, Massachusetts, has authorized capital stock consisting of 10,000 shares of common stock, par value $0.01 per share, of which 100 shares of common stock are issued and outstanding as of the date hereof;

WHEREAS, Rockville Financial, Inc. (the parent company of Rockville Bank) (“Rockville”) and United Financial Bancorp, Inc. (the parent of United Bank) (“United”) are parties to an Agreement and Plan of Merger, dated as of November 14, 2013, as it may be amended from time to time (the “Parent Merger Agreement”), pursuant to which, subject to the terms and conditions of the Parent Merger Agreement, United shall merge with and into Rockville (the “Parent Merger”), whereby (i) the corporate existence of United shall cease and Rockville shall continue its corporate existence under the laws of the State of Connecticut as the surviving corporation in the Parent Merger and (ii) United Bank shall become a wholly-owned subsidiary of Rockville;

WHEREAS, the respective boards of directors of Rockville Bank and United Bank, acting pursuant to resolutions duly adopted, have approved this Agreement and authorized the execution hereof.

NOW, THEREFORE, in consideration of the promises and of the mutual agreements herein contained, the parties hereto do hereby agree as follows:

1. THE MERGER

A. Merger; Surviving Bank

Subject to the terms and conditions of this Agreement, at the Effective Time (as hereinafter defined), United Bank shall be merged with and into Rockville Bank, pursuant to the provisions of, and with the effect provided in, Connecticut General Statutes Section 36a-412(b) and 12 C.F.R. §163.22 (said transaction, the “Merger”) and the corporate existence of United Bank shall cease. Rockville Bank shall continue its corporate existence as a state-chartered stock savings bank under the laws of the State of Connecticut and shall be the bank surviving the Merger (the “Surviving Bank”) and shall change its name to “United Bank.” The parties hereto intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and this Agreement shall be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

B. Certificate of Incorporation and Bylaws

From and after the Effective Time (as hereinafter defined), the Certificate of Incorporation of Rockville Bank as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Bank until thereafter amended in accordance with applicable law. From and after the Effective Time, the Bylaws of Rockville Bank immediately prior to the Effective Time shall be the Bylaws of the Surviving Bank until thereafter amended in accordance with applicable law.

C. Effective Time of the Merger

The Merger shall become effective at such time and date as are agreed to by Rockville Bank and United Bank, subject to the approval of the Commissioner of the Connecticut Department of Banking and the provision of notice to the Office of the Comptroller of the Currency, or such other time and date as shall be provided by law. The date and time of such effectiveness is herein referred to as the “Effective Time.”

D. Effect of the Merger

All assets as they exist at the Effective Time shall pass to and vest in the Surviving Bank without any conveyance or other transfer. The Surviving Bank shall be responsible for all of the liabilities of every kind and description, including, but not limited to, liabilities arising from any operation of a trust department, of the merging institutions existing as of the Effective Time of the Merger.

E. Business of Surviving Bank

The business of the Surviving Bank after the Merger shall be that of a state-chartered stock savings bank and shall be conducted at its main office, which shall be located at 25 Park Street, Rockville, Connecticut, and at all legally established branches, which are listed herein on Exhibit A.

F. Directors

The directors of the Surviving Bank shall be selected in accordance with Section 6.11 of the Parent Merger Agreement.

G. Treatment of Shares

At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof (a) each share of United Bank common stock issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be cancelled and (b) the shares of Rockville Bank common stock issued and outstanding immediately prior to the Effective Time shall remain outstanding, shall be unchanged after the Merger and shall immediately after the Effective Time constitute all of the issued and outstanding capital stock of the Surviving Bank.

H. Savings Account Issuance by Resulting Institution

After the Effective Time, the Surviving Bank will continue to issue deposit accounts, including savings accounts, on the same basis as immediately before the Effective Time.

I. Liquidation Account

The liquidation account established by United pursuant to the plan of conversion adopted in connection with United’s second-step conversion shall, to the extent required by law, continue to be maintained by the Surviving Bank after the Effective Time for the benefit of those persons and entities who were savings account holders of United Bank on the eligibility record date and supplemental eligibility record date for such conversion and who continue from time to time to have rights therein.

2. CONDITIONS PRECEDENT

The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

A. Shareholder Approval. The Agreement shall have been ratified and confirmed by the written consent of the sole shareholder of each of Rockville Bank and United Bank in lieu of a meeting of shareholders, provided that such action by written consent is authorized under the applicable charter or bylaws or otherwise provided by law.

B. Regulatory Approvals. The parties shall have received all consents, approvals and permissions and the satisfaction of all of the requirements prescribed by law, including, but not limited to, the consents, approvals and permissions of all regulatory authorities which are necessary to the carrying out of the Merger described in this Agreement.

C. No Injunctions or Restraints. There shall not be in effect any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger.

D. Parent Merger. The Parent Merger shall have been consummated in accordance with the terms and conditions of the Parent Merger Agreement.

3. TERMINATION AND AMENDMENT

A. Termination

Notwithstanding the approval of this Agreement by the stockholders of Rockville Bank or United Bank, this Agreement shall terminate forthwith prior to the Effective Time in the event the Parent Merger Agreement is terminated as therein provided. This Agreement may also be terminated by mutual written consent of the parties hereto.

B. Effect of Termination

In the event of termination of this Agreement as provided in Section 3.A above, this Agreement shall forthwith become void and have no effect, and none of Rockville Bank or United Bank, any of their respective subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby.

C. Amendment

This Agreement may not be amended, except by an instrument in writing signed on behalf of each of the parties hereto.

4. MISCELLANEOUS

A. Representations and Warranties

Each of the parties hereto represents and warrants that this Agreement has been duly authorized, executed and delivered by such party and constitutes the legal, valid and binding obligation of such party, enforceable against it in accordance with the terms hereof.

B. Further Assurances

If at any time the Surviving Bank shall consider or be advised that any further assignments, conveyances or assurances are necessary or desirable to vest, perfect or confirm in the Surviving Bank title to any property or rights of United Bank or otherwise carry out the provisions hereof, the proper officers and directors of United Bank, as of the Effective Time, and thereafter the officers of the Surviving Bank acting on behalf of United Bank, shall execute and deliver any and all proper assignments, conveyances and assurances, and do all things necessary or desirable to vest, perfect or confirm title to such property or rights in the Surviving Bank and otherwise carry out the provisions hereof.

C. Nonsurvival of Agreements

None of the agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time or the termination of this Agreement as provided in Section 3.A.

D. Notices

All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to United Bank, to:

United Bank

95 Elm Street

West Springfield, MA 01089

Attention: Richard B. Collins

Email: rcollins@bankatunited.com

With a copy (which shall not constitute notice) to:

Kilpatrick Townsend & Stockton LLP

607 14th Street, NW, Suite 900

Washington, DC 20005

Attention: Scott A. Brown

Email:scbrown@kilpatricktownsend.com

and

if to Rockville Bank, to:

Rockville Bank

45 Glastonbury Boulevard

Glastonbury, CT 06033

Attention: William H. W. Crawford, IV

Email: BCrawford@rockvillebank.com

With a copy (which shall not constitute notice) to:

Hinckley, Allen & Snyder LLP

20 Church Street

Hartford, CT 06103-1221

Attention: William W. Bouton, III

Email: wbouton@hinckleyallen.com

E. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of Connecticut without regard to any applicable conflicts of law that would result in the application of the laws of a State other than Connecticut, except to the extent federal law may be applicable.

F. Successors and Assigns

This Agreement is binding upon and is for the benefit of the parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any rights or obligations hereunder may be assigned by any party hereto to any other person without the prior consent in writing of the other party hereto.

G. Counterparts

This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature page follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement of Merger to be executed by its duly authorized officers, all as of the date first set forth above.

ATTEST:	ROCKVILLE BANK

Name:	Name:
Title:

ATTEST:	UNITED BANK

Name:	Name:
Title:

[Signature page to Agreement of Merger]

Annex B

November 14, 2013

Board of Directors

United Financial Bancorp, Inc.

95 Elm Street

West Springfield, MA 01089

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock of United Financial Bancorp, Inc. (“United”) of the Exchange Ratio (as defined below) in the proposed merger (the “Merger”) of United with Rockville Financial, Inc. (“Rockville”). Pursuant to the terms of the Agreement and Plan of Merger (the “Agreement”), by and between United and Rockville, United will merge with and into Rockville, with Rockville continuing as the surviving corporation (the “Surviving Corporation”), and at the effective time of the Merger (the “Effective Time”), each share of common stock, no par value, of Rockville (the “Rockville Shares”) issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of the Surviving Corporation (the “Surviving Corporation Common Stock”) and each share of United Common Stock issued and outstanding, par value $0.01, (the “United Shares”) immediately prior to the Effective Time, other than United Shares owned by United as treasury stock or owned by United or Rockville (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted), will be cancelled and converted into the right to receive 1.3472 shares (the “Exchange Ratio”) of Surviving Corporation Common Stock. The other terms and conditions of the Merger are more fully set forth in the Agreement, and capitalized terms used herein without definition shall have meanings assigned to them in the Agreement.

In arriving at our opinion, we have, among other things:

1.	Reviewed certain publicly-available financial and business information of United, Rockville and their affiliates which we deemed to be relevant;

2.	Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities, liquidity and prospects of United and Rockville;

3.	Reviewed certain information detailing the Merger prepared by United, Rockville and their affiliates and by their legal and accounting advisors including the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the “Synergies”);

4.	Conducted conversations with members of senior management and representatives of both United and Rockville regarding the matters described in clauses 1-3 above, as well as their respective businesses and prospects before and after giving effect to the Merger;

5.	Compared certain financial metrics of United, Rockville and the Surviving Corporation to other selected banks and thrifts that we deemed to be relevant;

6.	Reviewed the potential pro forma financial impact of the Merger on the future financial performance of the Surviving Corporation, including the potential effect on United’s estimated earnings per share after giving effect to the Exchange ratio;

7.	Reviewed relative contributions of United and Rockville to the future financial performance of the Surviving Corporation on a pro forma basis;

November 14, 2013

8.	Reviewed the relative ownership percentages of stockholders of United on a pro forma basis following the closing of the Merger;

9.	Reviewed the recent price performance of United and Rockville Shares;

10.	Reviewed the overall environment for depository institutions in the United States;

11.	Reviewed the Agreement dated November 14, 2013; and

12.	Conducted such other financial studies, analyses and investigations and took into account such other matters as we deemed appropriate for purposes of this opinion, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to us by United, Rockville and their affiliates for the purposes of this opinion. In addition, where appropriate, we relied upon publicly available information, without independent verification, that we believe to be reliable, accurate, and complete; however, we cannot guarantee the reliability, accuracy, or completeness of any such publicly available information. We were not engaged to express, and are not expressing, any opinion with respect to any other transactions or alternative proposed transactions, if any, between United and Rockville. In preparing our opinion, we used publicly available earnings estimates by research analysts covering Rockville, as discussed with senior management of Rockville, and internal projections for United provided by and discussed with senior management of United. With respect to the financial forecasts, including the Synergies, supplied to us, we have assumed with your consent that they were reasonably prepared and reflect the best currently available estimates and judgments of United and Rockville as to future operating and financial performance of United, Rockville and the Surviving Corporation and its affiliates. In addition, we have assumed that the Agreement is a valid, binding and enforceable agreement upon the parties and their affiliates and will not be terminated or breached by either party. We have also assumed that the Merger will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of United, Rockville and their affiliates since either (i) the date of the last financial statements made available to us and (ii) the date of the Agreement, and that no legal, political, economic, regulatory or other developments have occurred or will occur that will adversely affect these entities. We did not make an independent evaluation of the assets or liabilities (contingent or otherwise) of United, Rockville or their affiliates, including, but not limited to, any derivative or off-balance sheet assets or liabilities nor have we conducted any review of individual credit files of United or Rockville, evaluated the adequacy of the loan or lease loss reserves of United or Rockville or evaluated the solvency of United or Rockville under any state or federal laws relating to bankruptcy, insolvency or similar matters. We render no opinion or evaluation on the collectability of any asset or the future performance of any loan of United or Rockville. We are not experts in the evaluation of loan or lease portfolios for assessing the adequacy of the allowances for losses with respect thereto and, accordingly, we did not make an independent evaluation of the adequacy of the allowance for loan and lease losses of United or Rockville or on the credit mark assumed taken in the Merger and we have assumed, with your consent, that the respective allowances for loan and lease losses for both United and Rockville, respectively, as well as the credit mark are adequate to cover such losses and will be adequate on a pro forma basis for the Surviving Corporation. We have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us. We have assumed that all required governmental, regulatory, shareholder and third party approvals have or will be received in a timely fashion and without any condition or requirement that could adversely affect the Merger or the future results of operations or financial condition of the Surviving Corporation or the contemplated benefits of the Merger.

November 14, 2013

Our opinion is necessarily based on economic, market, and other conditions as existed on, and could be evaluated as of, and on the information made available to us as of, the date hereof. Events and developments occurring after the date hereof could materially affect the assumptions used in preparing this opinion, and we do not have any obligation to update, revise or reaffirm this opinion.

Sterne, Agee & Leach, Inc. (“Sterne Agee”) is acting as financial advisor to United in connection with the Merger and will receive fees from United for our services, a significant portion of which are contingent upon the consummation of the Merger. Sterne Agee also will receive a fee in connection with the delivery of this opinion. In addition, United has agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. Other than our engagement by United in connection with the Merger, we have not provided any other material investment banking services to United, Rockville or their affiliates during the past two years; however, we may do so in the future. In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from and sell securities to United, Rockville or their affiliates.

This opinion is for the use and benefit of the Board of Directors of United and does not constitute a recommendation to any holder of United Shares as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is limited to the fairness, from a financial point of view, to the holders of United Shares of the Exchange Ratio and does not address the underlying business decision of United, or constitute a recommendation whether or not, to engage in the Merger, or the relative merits of the Merger relative to any strategic alternative that may be available to United. In rendering this opinion, we express no view or opinion with respect to the price at which the Surviving Corporation shares may trade in the future. Further, in rendering this opinion, we express no view or opinion with respect to the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors, or employees of any of the parties to the Merger relative to the Exchange Ratio. The issuance of this opinion has been approved by the Fairness Opinion Committee of Sterne Agee.

Based on and subject to the foregoing and such other matters we have deemed relevant, it is our opinion, as of the date hereof, that the Exchange Ratio is fair from a financial point of view to the holders of United Shares.

Very truly yours,

/s/ Sterne, Agee & Leach, Inc.

STERNE, AGEE & LEACH, INC.

ANNEX C

November 14, 2013

The Board of Directors

Rockville Financial, Inc

45 Glastonbury Boulevard,

Glastonbury, CT 06033

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Rockville Financial, Inc., a Connecticut corporation (“Rockville”), of the Exchange Ratio (as defined below) to be paid under the terms of that certain Agreement and Plan of Merger (the “Agreement”), dated as of November 14, 2013, by and between Rockville and United Financial Bancorp, Inc., a Maryland corporation (“United”). Capitalized terms used herein shall have the meanings used in the Agreement unless otherwise defined herein.

The Agreement provides, among other things, that the parties intend to cause United to merge with and into Rockville with Rockville surviving the merger (the “Merger”), and immediately thereafter United Bank, a federal savings bank and wholly owned subsidiary of United, will be merged with and into Rockville Bank, a state chartered stock savings bank and wholly owned subsidiary of Rockville with Rockville Bank surviving the merger. The bank merger would be implemented pursuant to a subsidiary plan of merger and, at the Effective Time each share of the common stock, par value $0.01 per share, of United issued and outstanding immediately prior to the Effective Time (the “United Common Stock”), except for shares of United Common Stock owned by United as treasury stock or owned by United or Rockville (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted), shall be converted into the right to receive 1.3472 shares (the “Exchange Ratio”) of the common stock, no par value per share, of Rockville (the “Rockville Common Stock”). The additional terms and conditions of the Merger are more fully set forth in the Agreement.

RBC Capital Markets, LLC (“RBCCM”), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes.

We are acting as a financial advisor to Rockville in connection with the Merger and we will receive a fee for our services upon delivery of this opinion, which is not contingent upon the successful completion of the Merger. In addition, for our services as financial advisor to Rockville in connection with the Merger, we will receive a fee in an equal amount to the fairness opinion fee upon the execution of the Agreement and public disclosure thereof and, if the Merger is successfully completed we will receive an additional larger fee (against which will be credited the fairness opinion and announcement fee). Rockville has also agreed to indemnify us for certain liabilities that may arise out of our engagement.

In the ordinary course of business, RBCCM may act as a market maker and broker in the publicly traded securities of Rockville and United and receive customary compensation, and may also actively trade securities of Rockville and United for our own account and the accounts of our customers, and, accordingly, RBCCM and its affiliates, may hold a long or short position in such securities.

RBCCM has not provided investment banking and financial advisory services to Rockville in the past. In light of RBCCM’s financial advisory for Rockville in connection with the Merger, RBCCM anticipates that it may be selected by Rockville to provide investment banking and financial advisory and/or financing services that may be required by Rockville in the future, regardless of whether the Merger is successfully completed.

For the purposes of rendering our opinion, we have undertaken such review and inquiries as we deemed necessary or appropriate under the circumstances, including the following: (i) we reviewed the draft Agreement, including financial terms, dated November 14, 2013 (the “Latest Draft Agreement”); (ii) we reviewed and analyzed certain publicly available financial and other data with respect to Rockville and United and certain other relevant historical operating data relating to Rockville and United made available to us from published sources and from the internal records of Rockville and United, respectively; (iii) we reviewed financial projections and forecasts of Rockville and United, prepared by Rockville’s and United’s managements (“Forecasts”); (iv) we conducted discussions with members of the senior management of Rockville and United with respect to the business prospects and financial outlook of Rockville and United as standalone entities as well as the strategic rationale and potential benefits of the Merger; (v) we reviewed Wall Street research estimates regarding the potential future performance of Rockville and United as standalone entities; (vi) we reviewed the reported prices and trading activity for Rockville Common Stock and United Common Stock; and (vii) we performed other studies and analyses as we deemed appropriate.

In arriving at our opinion, we performed the following analyses in addition to the review, inquiries, and analyses referred to in the preceding paragraph: (i) we performed a valuation analysis of each of Rockville and United, using research price target, 52 week range, comparable company and discounted cash flow analyses with respect to each of Rockville and United; (ii) we performed a pro forma combination analysis, determining the potential impact of the Merger on the projected earnings per share, as well as other selected metrics, of Rockville and; (iii) we compared the relative contributions of Rockville and United to certain financial metrics of the pro forma combined company.

Several analytical methodologies have been employed and no one method of analysis should be regarded as critical to the overall conclusion we have reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions we have reached are based on all the analysis and factors presented, taken as a whole, and also on application of our own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. We therefore give no opinion as to the value or merit standing alone of any one or more parts of the analyses.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all the information that was publicly available to us and all of the financial, legal, tax, operating and other information provided to or discussed with us by Rockville or United (including, without limitation, the financial statements and related notes thereto of each of Rockville and United, respectively), and have not assumed responsibility for independently verifying and have not independently verified such information. We have assumed that all Forecasts provided to us by Rockville or United, as the case may be (including Forecasts provided to us by Rockville with respect to certain cost and revenue synergies expected to be realized from the Merger), were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of Rockville or United (as the case may be), respectively, as standalone entities (or, in the case of the projected synergies, as a combined company). We express no opinion as to such Forecasts or the assumptions upon which they were based. We have also assumed that the representations and warranties made by Rockville and United in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to Rockville with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the completion of the Merger will be obtained without any adverse effect on Rockville or United or on the contemplated benefits of the Merger, in each case in any respect material to our analysis.

In rendering our opinion, we have not assumed any responsibility to perform, and have not performed, an independent evaluation or appraisal of any of the assets or liabilities of Rockville or United, and we have not been furnished with any such valuations or appraisals. We have not assumed any obligation to conduct, and have not conducted, any physical inspection of the property or facilities of Rockville or United. We have not investigated, and make no assumption regarding, any litigation, regulatory matters or other claims or proceedings affecting Rockville or United. We are not experts in the evaluation of provision for loan losses, and we have not made any independent evaluation of the adequacy of United’s allowance for loan and lease losses, nor have we examined any individual loan credit files of United or been requested to conduct such a review. Accordingly, we have relied upon, without independent verification, the assessment by the management of United that the aggregate provision for the estimated loan losses of United is adequate. In particular, we do not express any opinion as to the value of any asset of United, whether at current market prices or in the future. Additionally, we have not evaluated the solvency of Rockville or United under any state or federal laws relating to bankruptcy, insolvency or similar matters.

We have assumed, in all respects material to our analysis that all conditions to the consummation of the Merger will be satisfied without waiver thereof. We have further assumed that the executed version of the Agreement will not differ, in any respect material to our opinion, from the Latest Draft Agreement and that the consummation of the Merger will be effected in accordance with the terms and conditions of the Latest Draft Agreement, without waiver, modification or amendment of any material term, condition or agreement.

Our opinion speaks only as of the date hereof, is based on the conditions as they exist and information which we have been supplied as of the date hereof, and is without regard to any market, economic, financial, legal, or other circumstances or event of any kind or nature which may exist or occur after such date. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon events occurring after the date hereof and do not have an obligation to update, revise or reaffirm this opinion. We are not expressing any opinion herein as to the prices at which shares of Rockville Common Stock or United Common Stock have traded or will trade following the announcement of the Merger.

The opinion expressed herein is provided for the information and assistance of the Board of Directors of Rockville in connection with the Merger. We express no opinion and make no recommendation to any stockholder of Rockville. All advice and opinions (written and oral) rendered by RBCCM are intended solely for the use and benefit of the Board of Directors of Rockville. Such advice or opinions may not be reproduced, summarized, excerpted from or referred to in any public document or given to any other person without the prior written consent of RBCCM. If required by applicable law, our opinion may be included in any disclosure document filed by Rockville with the Securities and Exchange Commission with respect to the Merger; provided however, that such opinion must be reproduced in full and that any description of or reference to RBCCM be in a form reasonably acceptable to RBCCM and its counsel. RBCCM shall have no responsibility for the form or content of any such disclosure document, other than the opinion itself.

Our opinion does not address the merits of the underlying decision by Rockville to engage in the Merger or the relative merits of the Merger compared to any alternative business strategy or transaction in which Rockville might engage.

Our opinion addresses solely the fairness of the Exchange Ratio, from a financial point of view, to Rockville. Our opinion does not in any way address other terms or arrangements of the Merger or the Agreement, including, without limitation, the financial or other terms of any other agreement contemplated by, or to be entered into in connection with, the Agreement, nor does it address, and we express no opinion with respect to, the solvency of Rockville or United or the impact thereon of the Merger. In rendering our opinion we express no opinion about the fairness of the amount or nature of the compensation (if any) to any of Rockville’s or United’s officers, directors or employees, or class of such persons, relative to the compensation to be paid to the public stockholders of United.

Our opinion has been approved by RBCCM’s Fairness Opinion Committee.

Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio, is fair, from a financial point of view, to Rockville.

Very truly yours,

/s/ RBC Capital Markets, LLC

RBC CAPITAL MARKETS, LLC

ANNEX D

November 14, 2013

Board of Directors

Rockville Financial, Inc.

25 Park Street

Vernon Rockville, CT 06066

Ladies and Gentlemen:

Rockville Financial, Inc. (“Rockville”) and United Financial Bancorp, Inc. (“United”) intends to enter into an Agreement and Plan of Merger (the “Agreement”), pursuant to which United will merge with and into Rockville (the “Merger”). Under the terms of the Agreement, upon consummation of the Merger, each share of United common stock issued and outstanding immediately prior to the Merger (the “United Common Stock”), other than certain shares specified in the Agreement, will be converted into the right to receive 1.3472 of a share of Rockville common stock (the “Exchange Ratio”). The terms of the merger are more fully described in the Agreement. Capitalized terms used herein without definition shall have the meanings given to such terms in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to Rockville.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of Rockville that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of United that we deemed relevant; (iv) publicly available mean and median analyst earnings estimates for Rockville for the years ending December 31, 2013 through 2016 as discussed with senior management of Rockville; (v) publicly available mean and median analyst earnings estimates for United for the years ending December 31, 2013 through 2016 as discussed with senior management of Rockville; (vi) the pro forma financial impact of the Merger on Rockville based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies as determined by the senior management of Rockville; (vii) a comparison of certain financial information for Rockville and United with similar institutions for which publicly available information is available; (viii) the financial terms of certain recent business combinations, including certain merger of equal transactions, in the commercial banking industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Rockville the business, financial condition, results of operations and prospects of Rockville and United.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Rockville and United or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of the respective managements of Rockville and United that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Rockville and United or any of their respective subsidiaries. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans of Rockville and United. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Rockville and United, or the combined entity after the Merger and we have we

D-1

not reviewed any individual credit files relating to Rockville and United. We have assumed, with your consent, that the respective allowances for loan losses for both Rockville and United are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used publicly available earnings estimates for Rockville and United as discussed with the senior management of Rockville. Sandler O’Neill also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were prepared by and/or reviewed with the senior management of Rockville. With respect to those projections, estimates and judgments, the management of Rockville confirmed to us that those projections, estimates and judgments reflected the best currently available estimates and judgments of management of the future financial performance of Rockville and United and we assumed that such performance would be achieved. We express no opinion as to such estimates or the assumptions on which they are based. We have also assumed that there has been no material change in the assets, financial condition, results of operations, business or prospects of Rockville and United since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Rockville and United will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the Agreement are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice Rockville has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We have acted as Rockville’ financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. Rockville has also agreed to indemnify us against certain liabilities arising out of our engagement. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Rockville and United and their affiliates.

Our opinion is directed to the Board of Directors of Rockville in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of either Rockville or United as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to Rockville and does not address the underlying business decision of Rockville to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Rockville or the effect of any other transaction in which Rockville might engage. This opinion shall not be reproduced or used for any other purposes, without Sandler O’Neill’s prior written consent. This Opinion has been approved by Sandler O’Neill’s fairness opinion committee. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any officer, director, or employees, or class of such persons, relative to the compensation to be received in the Merger by any other shareholder, if any.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to Rockville from a financial point of view.

Very truly yours,

/s/ Sandler O’Neill + Partners, L.P.

D-2

ANNEX E

The Certificate of Incorporation of the Surviving Corporation shall be amended by deleting Section 8 in its entirety and replacing it with the following:

Section 8. Directors.

The business and affairs of the Corporation shall be managed under the direction of its Board of Directors. Effective as of the Effective Time (as defined in the Agreement and Plan of Merger, dated as of November 14, 2013, by and between United Financial Bancorp, Inc. and Rockville Financial, Inc., as the same may be amended from time to time), the authorized number of Directors shall be as stated in the Corporation’s Bylaws. The Directors of the Corporation shall be divided into three (3) classes, namely, Class I, Class II and Class III, as nearly equal in number as possible. Each member of the Board of Directors in Class I shall hold office until the annual meeting of the Corporation in 2014, each member of the Board of Directors of Class II shall hold shall hold office until the annual meeting of the Corporation in 2015 and each member of the Board of Directors in Class III shall hold office until the annual meeting of the Corporation in 2016. At each annual meeting, the successors, if any, to the class of directors whose terms expire at that meeting shall be elected to serve three-year terms and until their successors are elected and qualified.

The personal liability of any Director to the Corporation or its shareholders for monetary damages for breach of duty as a Director is hereby limited to the amount of the compensation received by the Director for serving the Corporation during the year of the violation if such breach did not (i) involve a knowing and culpable violation of law by the Director, (ii) enable the Director or an associate, as defined in subdivision (3) of Section 33-843 of the Connecticut General Statutes, to receive an improper personal economic gain, (iii) show a lack of good faith and a conscious disregard for the duty of the Director to the Corporation under circumstances in which the Director was aware that his or her conduct or omission created an unjustifiable risk of serious injury to the Corporation, (iv) constitute a sustained and unexcused pattern of inattention that amounted to an abdication of the Director’s duty to the Corporation, or (v) create liability under Section 36a-58 of the Connecticut General Statutes. Any lawful repeal or modification of this provision by the shareholders and the Board of Directors of the Corporation shall not adversely affect any right or protection of a Director existing at or prior to the time of such repeal or modification.

E-1

ANNEX F

The Bylaws of Rockville shall be amended as of the Effective Time by:

1.	deleting “Rockville Financial, Inc.” in each place it appears in the Bylaws and inserting in its place “United Financial Bancorp, Inc.”

2.	replacing “President” with “Chief Executive Officer” each time “President” appears in the following sections of the Bylaws: Sections 3, 4, 5 and 14 of Article II; Sections 5 and 9 of Article III; and Section 1 of Article VI.

3.	deleting Section 2 of Article III in its entirety and inserting in its place the following new Section 2:

Section 2. Board Composition.

(a) Effective as of the Effective Time (as defined in the Agreement and Plan of Merger, dated as of November 14, 2013, by and between United Financial Bancorp, Inc. (“United”) and Rockville Financial, Inc. (“Rockville”), as the same may be amended from time to time (the “Merger Agreement”)) and notwithstanding any other provision of these Bylaws that may be to the contrary, the Board of Directors of the Corporation shall consist of twenty (20) Directors (or, if the Corporation’s Certificate of Incorporation does not allow that number, sixteen (16) Directors), half of whom shall be former members of the Board of Directors of Rockville chosen by Rockville (the “Former Rockville Directors”), including William H. W. Crawford, IV, and half of whom shall be former members of the Board of Directors of United (other than Richard B. Collins, who will be replaced by J. Jeffrey Sullivan) chosen by United (the “Former United Directors”). The Former United Directors and Former Rockville Directors shall be apportioned among the classes of the Board of Directors as nearly evenly as is possible. The placement of specific Former United Directors by class shall be as determined by United, and the placement of specific Former Rockville Directors by class shall be as determined by Rockville, in each case subject to the preceding sentence; provided, however, that each of Messrs. Crawford and Sullivan shall be placed in the class whose term shall expire at the Corporation’s first annual meeting of shareholders following the Effective Time (or special meeting in lieu thereof) and, subject to satisfaction of the Corporation’s then-existing re-nomination policies and criteria applicable to incumbent directors, shall be nominated for a full term; and provided further, however, that all Former Rockville Directors and Former United Directors (or any successors thereto nominated in accordance with these Bylaws) whose terms shall expire at the Corporation’s first and second annual meetings of shareholders following the Effective Time (or special meetings in lieu thereof), subject to satisfaction of the Corporation’s then-existing re-nomination policies and criteria applicable to incumbent Directors, shall be nominated for full terms. During the period (the “Three-Year Period”) beginning immediately following the Effective Time and extending through the point in time immediately prior to the later of the Corporation’s third annual meeting of shareholders following the Effective Time (or special meeting in lieu thereof) or the 2017 annual meeting of shareholders (collectively, the “Third Annual Meeting”), the number of Directors of the Corporation shall be as determined by a two-thirds vote of the entire Board of Directors; provided that the Board of Directors shall consist of an equal number of Former Rockville Directors and Former United Directors. Following the expiration of the Three-Year Period (for the avoidance of doubt, the election of Directors at the Third Annual Meeting shall be deemed for purposes of these Bylaws to follow the expiration of the Three-Year Period, and the provisions of this sentence shall apply to such election), the number of Directors of the Corporation shall be as determined by a two-thirds vote of the entire Board of Directors, and the requirement to have an equal number of Former Rockville Directors and Former United Directors shall expire. Subject to Article IV of these Bylaws, each of the Former Rockville Directors and Former United Directors shall serve on committees of the Board of Directors, consistent with their expertise and interest, and based on the needs of the Board of Directors and the requirements of such positions.

(b) The Board of Directors has resolved that, effective as of the Effective Time and notwithstanding any other provision of these Bylaws that may be to the contrary, Robert A. Stewart, Jr. shall serve as Chairman of the Board of Directors and Raymond H. Lefurge, Jr. shall serve as Vice Chairman of the Board of Directors. If, during the Three-Year Period, (i) Robert A. Stewart, Jr. cannot serve as Chairman of the Board of Directors, then a new Chairman of the Board of Directors shall be elected by a majority vote of the Former United Directors, or (ii) Mr. Lefurge cannot serve as Vice Chairman of the Board of Directors, then a new Vice Chairman of the Board of Directors shall be elected by a majority vote of the Former Rockville Directors.

(c) Until the expiration of the Three-Year Period, the provisions of this Section 2 may be modified, amended or repealed, and any Bylaw provision inconsistent with the provisions of this Section 2 may be adopted, only by an affirmative vote of at least two-thirds of the full Board of Directors.

4.	deleting Section 4 of Article III in its entirety and inserting in its place the following new Section 4:

Section 4. Qualifications. A Director need not be a resident of the State of Connecticut or a shareholder of the Corporation. Any person under the age of twenty-five (25) is ineligible to be elected to the Board of Directors. No person aged seventy (70) years or more is eligible for election or re-election as a Director; provided, however, that, during the Three-Year Period (for the avoidance of doubt, the election of Directors at the Third Annual Meeting shall be deemed to follow the expiration of the Three-Year Period), no Former United Director or Former Rockville Director who served as a Director as of the Effective Time shall be ineligible for re-election as a Director by virtue of being aged seventy (70) years or more at the time of re-election.

5.	deleting Sections 10 and 11 of Article III in their entirety and inserting in their place the following new Sections 10 and 11:

Section 10. Vacancies. Any vacancy occurring on the Board of Directors, including a vacancy resulting from an increase in the number of Directors, may be filled by the affirmative vote of a majority of the remaining Directors although less than a quorum of the Board of Directors; provided, however, that, during the Three-Year Period, the Board of Directors shall consider for election only nominees recommended by the Governance and Nominating Committee. A Director elected to fill a vacancy, including a vacancy resulting from an increase in the number of Directors, shall be elected to serve for a term expiring at the next annual meeting at which Directors are elected and which such Director’s successor shall have been elected and qualified.

Section 11. Director Nominations. During the Three-Year Period, but excluding nominations with respect to the Third Annual Meeting, the Governance and Nominating Committee shall nominate for election to the full Board of Directors in accordance with applicable federal securities laws and applicable stock listing regulations, by majority vote of the Former Rockville Directors serving on the Governance and Nominating Committee (with respect to election of a successor to a Former Rockville Director (it being understood that a Former Rockville Director may be re-elected as his or her successor)) or by majority vote of the Former United Directors serving on the Governance and Nominating Committee (with respect to election of a successor to a Former United Director (it being understood that a Former United Director may be re-elected as his or her successor)), as the case may be, Board nominees for election and/or re-election to the Board at the annual meeting of shareholders and candidates to fill vacancies on the Board in between annual meetings of shareholders. During the Three-Year Period, (a) any person elected to replace a Former Rockville Director shall be deemed to be a “Former Rockville Director” for all purposes under these Bylaws and (b) any person elected to replace a Former United Director shall be deemed to be a “Former United Director” for all purposes under these Bylaws.

Beginning with nominations for election to the Board at the Third Annual Meeting, the Governance and Nominating Committee shall recommend to the full Board of Directors, by majority vote, Board nominees for election and/or re-election to the Board at the annual meeting of shareholders and candidates to fill vacancies on the Board in between annual meetings of shareholders. Beginning with nominations for election to the Board at the Third Annual Meeting, the Board of Directors shall nominate Board nominees for election and/or re-election to the Board at the annual meeting of shareholders and shall fill vacancies on the Board in between annual shareholder meetings from the candidates recommended by the Governance and Nominating Committee in accordance with the foregoing procedure.

6.	deleting Article IV in its entirety and inserting in its place the following new Article IV:

ARTICLE IV. COMMITTEES

Section 1. Appointment. Effective as of the Effective Time, the Board of Directors shall maintain the following Committees of the Board of Directors: Executive Committee, Audit Committee, Compensation Committee, Governance and Nominating Committee, and Risk Committee. The designation of any committee pursuant to this Section 1 and the delegation of authority shall not operate to relieve the Board of Directors, or any Director, of any responsibility imposed by law or regulation.

Section 2. Executive Committee. Effective as of the Effective Time, the Board of Directors shall appoint an Executive Committee. During the Three-Year Period, (a) the Executive Committee shall consist of eight (8) Directors, four (4) of whom shall be Former Rockville Directors and four (4) of whom shall be Former United Directors, (b) the Chairman of the Executive Committee shall be the Chairman of the Board and (c) the Executive Committee shall include the Chairman of the Board, the Vice Chairman of the Board, the Chairmen of each of the Audit, Compensation, Risk and Governance and Nominating Committees, an at-large Former United Director and an at-large Former Rockville Director. Except as required by law or as otherwise provided by the Board of Directors, the Executive Committee shall be vested with the full powers and authority of the Board of Directors of the Corporation.

Section 3. Audit Committee. Effective as of the Effective Time, the Board of Directors shall appoint an Audit Committee, all of the members of which shall be independent as required by applicable federal securities laws and any applicable stock listing regulations. During the Three-Year Period, (a) the Audit Committee shall consist of an equal number of Former Rockville Directors and Former United Directors and (b) the Chairman of the Audit Committee shall be a Former United Director and shall be designated by a majority vote of the Former United Directors. At least one (1) one member shall be a financial expert in accordance with applicable federal securities law and any applicable stock listing regulations, or disclosure must be made in accordance with applicable securities disclosure rules. The Audit Committee shall, annually, have an audit or examination of the books, records, accounts and affairs of the Corporation made by certified public accountants selected by the Audit Committee in accordance with the Connecticut General Statutes and applicable federal securities laws. The Audit Committee shall have authority to determine what other or further audits or examinations of the Corporation or its affairs shall be made, the extent thereof and by whom the same shall be made and to arrange therefore.

Section 4. Compensation Committee. Effective as of the Effective Time, the Board of Directors shall appoint a Compensation Committee, all of the members of which shall be independent as required by applicable federal securities laws and any applicable stock listing regulations. During the Three-Year Period, (a) the Compensation Committee shall consist of an equal number of Former Rockville Directors and Former United Directors and (b) the Chairman of the Compensation Committee shall be a Former Rockville Director and shall be designated by a majority vote of the Former Rockville Directors. The Compensation Committee shall have such powers as are delegated from time to time by the Board of Directors.

Section 5. Governance and Nominating Committee. Effective as of the Effective Time, the Board of Directors shall appoint a Governance and Nominating Committee, all of the members of which shall be independent as required by applicable federal securities laws and any applicable stock listing regulations. During the Three-Year Period, (a) the Governance and Nominating Committee shall consist of an equal number of Former Rockville Directors and Former United Directors and (b) the Chairman of the Governance and Nominating Committee shall be a Former United Director and shall be designated by a majority vote of the Former United Directors. Until (and excluding elections to the Board at) the Third Annual Meeting, the Governance and Nominating Committee shall nominate persons for election and/or re-election in accordance with applicable federal securities laws, any applicable stock listing regulations and these Bylaws. Beginning with nominations for election to the Board at the Third Annual Meeting, and in accordance with applicable federal securities laws and stock listing requirements, the Governance and Nominating Committee shall recommend to the Board of Directors, Board nominees for election and/or re-election to the Board at the annual meeting of shareholders and candidates to fill vacancies on the Board between annual meetings of shareholders. The Governance and Nominating Committee shall have such other powers as are delegated from time to time by the Board of Directors.

Section 6. Risk Committee. Effective as of the Effective Time, the Board of Directors shall appoint a Risk Committee. During the Three-Year Period, (a) the Risk Committee shall consist of an equal number of Former Rockville Directors and Former United Directors and (b) the Chairman of the Risk Committee shall be a Former Rockville Director and shall be designated by a majority vote of the Former Rockville Directors. The Risk Committee shall have such other powers as are delegated from time to time by the Board of Directors, including without limitation responsibilities for assessing the Corporation’s asset/liability and lending risks.

Section 7. Other Committees. The Board of Directors may by resolution establish other Committees composed of Directors as they may determine to be necessary or appropriate for the conduct of the business of the Corporation and may prescribe the duties, constitution, and procedures thereof. Notwithstanding the foregoing, during the Three-Year Period, (a) any such resolution of the Board of Directors shall be approved by two-thirds of the full Board of Directors and (b) each Committee shall consist of an equal number of Former Rockville Directors and Former United Directors.

Section 8. Quorum. A majority of the members of any Committee shall constitute a quorum, and the vote of a majority of the members present at a meeting shall be the act of the Committee.

Section 9. Amendments. During the Three-Year Period, the provisions of this Article IV may be modified, amended or repealed, and any Bylaw provision inconsistent with the provisions of this Article IV may be adopted, only by an affirmative vote of at least two-thirds of the full Board of Directors.

7.	deleting Sections 1, 2, 3, 4 and 6 of Article V in their entirety and inserting in their place the following Sections:

Section 1. Positions. The officers of the Corporation shall be a Chairman of the Board of Directors, a Vice Chairman of the Board of Directors, a Chief Executive Officer, a President, one or more Vice Presidents, a Secretary, and a Treasurer and/or a Chief Financial Officer, each of whom shall be elected by the Board of Directors. The Board of Directors may designate one or more Vice Presidents as Executive Vice President, Senior Vice President or other designation. The Board of Directors may also elect or authorize the appointment of such other officers as the business of the Corporation may require. The officers shall have such authority and perform such duties as the Board of Directors may from time to time authorize or determine. In the absence of action by the Board of Directors, the officers shall have such powers and duties as generally pertain to their respective offices. Except as otherwise provided herein, any two (2) or more offices may be held by the same person.

Section 2. Chairman and Vice Chairman of the Board. It shall be the duty of the Chairman of the Board to preside, when present, at all meetings of the Board of Directors. The Chairman shall perform such duties and have such powers as may from time to time be prescribed by statutes or by these Bylaws, or by the Board of Directors. The Chairman of the Board of Directors may not serve as the Chief Executive Officer of the Corporation. The Vice Chairman of the Board shall assume the duties of the Chairman in his or her absence. The Vice Chairman shall also perform such duties as may be prescribed from time to time by the Board of Directors; during the Three-Year Period, he or she shall assist with the integration of the Former United Directors and Former Rockville Directors.

Section 3. Chief Executive Officer. The Chief Executive Officer shall be the principal executive officer of the Corporation and shall have the active management of the business, property and affairs of the Corporation, subject to the authority of the Board of Directors. The Chief Executive Officer shall be responsible for driving the strategic objectives of the Corporation. In the absence of the Chairman and Vice Chairman of the Board, the

Chief Executive Officer may preside at meetings of the Board of Directors, or with his or her approval a chairman of the meeting may be appointed to preside. He or she shall perform such duties and have such powers as are incident to the office of the Chief Executive Officer and as may from time to time be prescribed by statute or by these Bylaws, or by the Board of Directors. As of the Effective Time, William H. W. Crawford, IV shall be appointed as Chief Executive Officer. The removal of Mr. Crawford from, or the failure to appoint Mr. Crawford to, the Chief Executive Officer position, and any amendment to or termination of any employment agreement with Mr. Crawford, prior to the expiration of the Three-Year Period, and any determination not to nominate Mr. Crawford as a Director of the Corporation, prior to the Third Annual Meeting, shall each require the affirmative vote of at least two-thirds of the full Board of Directors, excluding Mr. Crawford.

Section 4. President. The President shall be an executive officer reporting on a straight line to the Chief Executive Officer and shall have such line authority as designated by the Chief Executive Officer and shall otherwise assist the Chief Executive Officer in the active management of the business, property and affairs of the Corporation, subject to the authority of the Board of Directors. As of the Effective Time, J. Jeffrey Sullivan shall be appointed as President. The removal of Mr. Sullivan from, or the failure to appoint Mr. Sullivan to, the President position, and any amendment to or termination of any employment agreement with Mr. Sullivan, prior to the expiration of the Three-Year Period, and any determination not to nominate Mr. Sullivan as a Director of the Corporation, prior to the Third Annual Meeting, shall each require the affirmative vote of at least two-thirds of the full Board of Directors, excluding Mr. Sullivan.

Section 6. Removal. Except as otherwise provided in these Bylaws, any officer may be removed by the Board of Directors at any time with or without cause. An officer’s removal does not affect the officer’s contract rights, if any, with the Corporation.

8.	deleting Article XII in its entirety and inserting in its place the following new Article XII:

ARTICLE XII. AMENDMENTS

These Bylaws may be amended by: (i) the approval of the amendment by a majority vote of the Board of Directors, unless a different vote requirement is prescribed by these Bylaws; or (ii) a majority vote of the votes cast by the shareholders of the Corporation at any meeting providing that an amendment by the shareholders to the provisions of Articles II, III or XII shall require a vote of not less than eighty percent (80%) of the outstanding capital stock of the Corporation. No Bylaws shall be amended or repealed unless written notice of such proposed action shall have been given with respect to the meeting at which such action shall be taken.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Article XI of Rockville’s bylaws sets forth circumstances under which directors, officers, employees and agents of Rockville may be insured or indemnified against liability which they incur in their capacities as such:

Rockville will indemnify and reimburse each current and former director, officer or employee of Rockville, or any other agent or person performing on behalf of Rockville, and his or her heirs, executors, or administrators, to the fullest extent permitted by law, including but not limited to those situations for which reimbursement and indemnification is permitted under Sections 33-770 through 33-778, inclusive, of the Connecticut General Statutes. In no event will any payments made by Rockville pursuant to Article XI exceed the amount permissible under state or federal law, including but not limited to the limitations on indemnification imposed by Section 18(k) of the Federal Deposit Insurance Act and the regulations issued thereunder by the Federal Deposit Insurance Corporation.

In addition, Rockville also maintains insurance policies under which its directors and officers are insured. Within the limits of these policies, Rockville’s directors and officers are insured against expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been Rockville’s directors or officers.

Item 21.	Exhibits and Financial Statement Schedules

Exhibit No.	Description

2.1	Amended and Restated Plan of Conversion and Reorganization (filed as Exhibit 2.1 to Rockville’s Registration Statement on Form S-1 (File No. 333-169439) on September 16, 2010 and incorporated herein by reference)

2.2	Agreement and Plan of Merger, dated as of November 14, 2013, by and between United Financial Bancorp, Inc. and Rockville Financial, Inc. (attached as Annex A to the joint proxy statement/prospectus contained in this Registration Statement) *

3.1.2	Restated Certificate of Incorporation of Rockville Financial, Inc. (filed as Exhibit 3.1.2 to Rockville’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 and incorporated herein by reference)

3.1.3	Form of Amendment to Certificate of Incorporation of Rockville Financial, Inc. (attached as Annex E to the joint proxy statement/prospectus contained in this Registration Statement)

3.2.1	Amended and Restated Bylaws of Rockville Financial, Inc. (filed as Exhibit 3.2.1 to Rockville’s Current Report on Form 8-K on March 21, 2013 and incorporated herein by reference)

3.2.2	Amendment, dated November 14, 2013, to Bylaws of Rockville Financial, Inc. (attached as Annex F to the joint proxy statement/prospectus contained in this Registration Statement)

5.1	Opinion of Hinckley, Allen & Snyder LLP regarding the validity of the securities to be issued†

8.1	Opinion of Hinckley, Allen & Snyder LLP regarding certain tax matters†

8.2	Opinion of Kilpatrick Townsend & Stockton LLP regarding certain tax matters†

23.1	Consent of Hinckley, Allen & Snyder LLP (included in Exhibit 5.1)†

23.2	Consent of Hinckley, Allen & Snyder LLP (included in Exhibit 8.1)†

23.3	Consent of Kilpatrick Townsend & Stockton LLP (included in Exhibit 8.2)†

Exhibit No.	Description

23.4	Consent of Wolf & Company, P.C. (with respect to Rockville Financial, Inc.)

23.5	Consent of Wolf & Company, P.C. (with respect to United Financial Bancorp, Inc.)

23.6	Consent of Grant Thornton LLP (with respect to United Financial Bancorp, Inc.)

24.1	Power of Attorney (included in signature page)

99.1	Consent of Sterne, Agee & Leach, Inc.

99.2	Consent of RBC Capital Markets, LLC

99.3	Consent of Sandler O’Neill + Partners, L.P.

99.4	Consent of Paula A. Aiello†

99.5	Consent of Michael F. Crowley†

99.6	Consent of Carol Moore Cutting†

99.7	Consent of Carol A. Leary†

99.8	Consent of Thomas P. O’Brien†

99.9	Consent of David J. O’Connor†

99.10	Consent of Kevin E. Ross†

99.11	Consent of Robert A. Stewart, Jr. †

99.12	Consent of J. Jeffrey Sullivan†

99.13	Consent of Michael F. Werenski†

99.14	Form of proxy of United Financial Bancorp, Inc.†

99.15	Form of proxy of Rockville Financial, Inc.†

*	Schedules to this Exhibit have been omitted in reliance on Item 601(b)(2) of Regulation S-K. Rockville will furnish copies of any such schedules to the SEC upon request.
†	To be filed by amendment.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6)	That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)	To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8)	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(9)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Glastonbury, State of Connecticut, on December 18, 2013.

ROCKVILLE FINANCIAL, INC.

By:	/s/ William H.W. Crawford, IV
Name: William H.W. Crawford, IV
Title: President and Chief Executive Officer

POWER OF ATTORNEY AND SIGNATURES

We, the undersigned officers and directors of Rockville Financial, Inc., hereby severally constitute and appoint William H.W. Crawford, IV and Eric R. Newell and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-4 filed herewith and any and all subsequent pre-effective and post-effective amendments to said registration statement, and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable Rockville Financial, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ William H.W. Crawford, IV William H.W. Crawford, IV	President, Chief Executive Officer and Director (Principal Executive Officer)	December 18, 2013

/s/ Eric R. Newell Eric R. Newell	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	December 18, 2013

Michael A. Bars	Vice Chairman

/s/ C. Perry Chilberg C. Perry Chilberg	Director	December 18, 2013

/s/ David A. Engelson David A. Engelson	Director	December 18, 2013

/s/ Joseph F. Jeamel, Jr. Joseph F. Jeamel, Jr.	Director	December 18, 2013

/s/ Kristen A. Johnson Kristen A. Johnson	Director	December 18, 2013

/s/ Raymond H. Lefurge, Jr. Raymond H. Lefurge, Jr.	Chairman	December 18, 2013

Signatures	Title	Date

/s/ Stuart E. Magdefrau Stuart E. Magdefrau	Director	December 18, 2013

/s/ Rosemarie Novello Papa Rosemarie Novello Papa	Director	December 18, 2013

/s/ Richard M. Tkacz Richard M. Tkacz	Director	December 18, 2013

EXHIBIT INDEX

Exhibit No.	Description

2.1	Amended and Restated Plan of Conversion and Reorganization (filed as Exhibit 2.1 to Rockville’s Registration Statement on Form S-1 (File No. 333-169439) on September 16, 2010 and incorporated herein by reference)

2.2	Agreement and Plan of Merger, dated as of November 14, 2013, by and between United Financial Bancorp, Inc. and Rockville Financial, Inc. (attached as Annex A to the joint proxy statement/prospectus contained in this Registration Statement) *

3.1.2	Restated Certificate of Incorporation of Rockville Financial, Inc. (filed as Exhibit 3.1.2 to Rockville’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 and incorporated herein by reference)

3.1.3	Form of Amendment to Certificate of Incorporation of Rockville Financial, Inc. (attached as Annex E to the joint proxy statement/prospectus contained in this Registration Statement)

3.2.1	Amended and Restated Bylaws of Rockville Financial, Inc. (filed as Exhibit 3.2.1 to Rockville’s Current Report on Form 8-K on March 21, 2013 and incorporated herein by reference)

3.2.2	Amendment, dated November 14, 2013, to Bylaws of Rockville Financial, Inc. (attached as Annex F to the joint proxy statement/prospectus contained in this Registration Statement)

5.1	Opinion of Hinckley, Allen & Snyder LLP regarding the validity of the securities to be issued†

8.1	Opinion of Hinckley, Allen & Snyder LLP regarding certain tax matters†

8.2	Opinion of Kilpatrick Townsend & Stockton LLP regarding certain tax matters†

23.1	Consent of Hinckley, Allen & Snyder LLP (included in Exhibit 5.1)†

23.2	Consent of Hinckley, Allen & Snyder LLP (included in Exhibit 8.1)†

23.3	Consent of Kilpatrick Townsend & Stockton LLP (included in Exhibit 8.2)†

23.4	Consent of Wolf & Company, P.C. (with respect to Rockville Financial, Inc.)

23.5	Consent of Wolf & Company, P.C. (with respect to United Financial Bancorp, Inc.)

23.6	Consent of Grant Thornton LLP (with respect to United Financial Bancorp, Inc.)

24.1	Power of Attorney (included in signature page)

99.1	Consent of Sterne, Agee & Leach, Inc.

99.2	Consent of RBC Capital Markets, LLC

99.3	Consent of Sandler O’Neill + Partners, L.P.

99.4	Consent of Paula A. Aiello†

99.5	Consent of Michael F. Crowley†

99.6	Consent of Carol Moore Cutting†

99.7	Consent of Carol A. Leary†

99.8	Consent of Thomas P. O’Brien†

99.9	Consent of David J. O’Connor†

99.10	Consent of Kevin E. Ross†

99.11	Consent of Robert A. Stewart, Jr.†

99.12	Consent of J. Jeffrey Sullivan†

99.13	Consent of Michael F. Werenski†

99.14	Form of proxy of United Financial Bancorp, Inc.†

99.15	Form of proxy of Rockville Financial, Inc.†

*	Schedules to this Exhibit have been omitted in reliance on Item 601(b)(2) of Regulation S-K. Rockville will furnish copies of any such schedules to the SEC upon request.
†	To be filed by amendment.